U.S. SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of October, 2010
Commission File No.: 001-04192
Terra Nova Royalty Corporation
(Translation of Registrant’s name into English)
Suite #1620 - 400 Burrard Street, Vancouver, British Columbia, Canada V6C 3A6
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
☑ Form 20-F       ☐ Form 40-F
Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
☐ Yes       ☑ No
If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): ☐

NOTICE OF SPECIAL MEETING
AND
MANAGEMENT INFORMATION CIRCULAR
RELATING TO A SPECIAL MEETING OF SHAREHOLDERS
OF
TERRA NOVA ROYALTY CORPORATION
TO BE HELD ON OCTOBER 29, 2010
September 29, 2010
These materials are important and require your immediate attention. They require shareholders of Terra Nova Royalty Corporation to make important decisions. If you are in doubt as to how to make such decisions, please contact your financial, legal or other professional advisors. If you have any questions or require more information with regard to voting your shares, please contact Terra Nova Royalty Corporation.

September 29, 2010
Dear Shareholder:
You are cordially invited to attend a Special Meeting (the “Meeting”) of shareholders of Terra Nova Royalty Corporation (“Terra Nova” or “we”). We will hold the Meeting at 9:00 a.m. (Hong Kong time) on October 29, 2010, at Suite 803, 8th Floor, Dina House, Ruttonjee Centre, 11 Duddell Street Central, Hong Kong SAR, China.
On September 24, 2010 we entered into a Support and Merger Agreement (the “Agreement”) with TTT Acquisition Corp. (“Terra Nova Subco”), our wholly-owned subsidiary, and Mass Financial Corp. (“Mass”), which provides for the acquisition by Terra Nova of Mass, by way of a several step transaction involving a tender offer for all of the outstanding class A common shares of Mass (the “Mass Shares”) on the basis of one common share of Terra Nova for each Mass Share and the subsequent amalgamation of Terra Nova Subco and Mass. Pursuant to the offer and the Agreement, we will issue up to 25,001,089 of our common shares in exchange for the Mass Shares under the transactions contemplated under the Agreement as more fully described in the accompanying materials.
At the Meeting, you will be asked to vote on an ordinary resolution to approve Terra Nova issuing its common shares in connection with its proposed acquisition of Mass pursuant to the terms of the offer and the Agreement. Such approval is being sought pursuant to the rules of the New York Stock Exchange, which require shareholder approval of issuances of shares of common stock, where the number of shares of common stock to be issued is equal to or in excess of 20% of the number of shares of common stock outstanding before the issuance. In approving the new shares issuance, you are approving use of the shares in connection with the proposed acquisition of Mass, regardless of the form of or procedures for the acquisition.
The board of directors of Terra Nova, after receiving the unanimous recommendation of a special committee of its directors (with the Chairman abstaining on account of his position as a director and officer of Mass), has determined that the issuance of Terra Nova’s common shares in connection with the proposed acquisition of Mass is in the best interest of Terra Nova and its shareholders, and the board of directors of Terra Nova recommends that you vote for the share issuance proposal.
Only shareholders of record at the close of business (Vancouver time) on September 20, 2010 are entitled to vote at the Meeting or any adjournments or postponements thereof. You are requested to complete and return the enclosed form of proxy to ensure that your common shares will be represented at the Meeting, whether or not you are personally able to attend. If you have any questions, you may contact Terra Nova at (604) 683-8286.
Whether or not you are able to attend in person, we urge you to complete the enclosed form of proxy and return it in the envelope provided to the attention of: BNY Mellon Shareowner Services, PO Box 3862, S Hackensack, New Jersey, USA 07606-9562 (for shareholders in the United States) or BNY Mellon Shareowner Services, PO Box 3865, S Hackensack, New Jersey, USA 07606-3865 (for shareholders outside of the United States) by 9:00 a.m. (Hong Kong time) on October 27, 2010 (or a day other than a Saturday, Sunday or holiday which is at least 48 hours before the Meeting or any adjournment of the Meeting). The chairman of the Meeting has the discretion to accept proxies received after that time.

The attached Notice of Special Meeting and Management Information Circular describe in detail the matters to be considered at the Meeting and the procedures to be followed at the Meeting. Please review the Management Information Circular carefully, as it has been prepared to help you make an informed decision.
On behalf of Terra Nova’s board of directors, thank you for your continued interest and support.
Sincerely,

/s/ Michael J. Smith Michael J. Smith
Chairman of the Board of Directors

ii

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

TO THE HOLDERS OF COMMON SHARES OF TERRA NOVA ROYALTY CORPORATION (THE “COMPANY”):
NOTICE IS HEREBY GIVEN that a Special Meeting (the “Meeting”) of shareholders of the Company will be held at Suite 803, 8th Floor, Dina House, Ruttonjee Centre, 11 Duddell Street Central, Hong Kong SAR, China on Friday, October 29, 2010 at 9:00 a.m. (Hong Kong time), for the following purposes:
1.
to consider, and if deemed advisable, to approve, with or without variation, an ordinary resolution, the full text of which is attached as Appendix “A” to the accompanying Management Information Circular (the “Circular”) of the Company, approving the issuance of common shares of the Company in connection with the Company’s proposed acquisition of Mass Financial Corp. (“Mass”) pursuant to the terms of the Support and Merger Agreement dated September 24, 2010 between the Company, TTT Acquisition Corp., a wholly-owned subsidiary of the Company, and Mass, as more fully described in the Circular; and

2.	to transact such other business as may properly come before the Meeting and any and all adjournments or postponements thereof.
Accompanying this Notice of Special Meeting are the Circular and a form of proxy relating to the matters to be considered at the Meeting.
The board of directors of the Company has fixed the close of business (Vancouver time) on September 20, 2010 as the record date for determining shareholders who are entitled to receive notice of the Meeting and attend and vote at the Meeting and any adjournment or postponement thereof. The accompanying Circular provides additional information relating to the matters to be dealt with at the Meeting and forms part of this Notice of Special Meeting.
Registered shareholders (shareholders of record) who are unable to attend the Meeting in person are requested to complete, sign and date the enclosed form of proxy and return the form of proxy in the enclosed return envelope provided for that purpose. If you receive more than one form of proxy because you own common shares registered in different names or at different addresses, each form of proxy should be completed and returned. A form of proxy will not be valid unless it is deposited, by mail or by hand, to the attention of: BNY Mellon Shareowner Services, PO Box 3862, S Hackensack, New Jersey, USA 07606-9562 (for shareholders in the United States) or BNY Mellon Shareowner Services, PO Box 3865, S Hackensack, New Jersey, USA 07606-3865 (for shareholders outside of the United States), by 9:00 a.m. (Hong Kong time) on October 27, 2010 (or a day other than a Saturday, Sunday or holiday which is at least 48 hours before the Meeting or any adjournment of the Meeting). The Chairman of the Meeting has the discretion to accept proxies received after that time.
DATED at Vancouver, British Columbia, this 29th day of September, 2010.
By order of the board of directors of the Company

/s/ Michael J. Smith Michael J. Smith
Chairman of the Board of Directors

NOTICE TO SHAREHOLDERS IN THE UNITED STATES
Terra Nova is a corporation existing under the laws of the Province of British Columbia and is a reporting issuer in the Provinces of British Columbia, Alberta and Québec. This solicitation is being conducted in accordance with the proxy solicitation rules under applicable Canadian corporate and securities laws. The proxy solicitation rules under the U.S. Exchange Act are not applicable to Terra Nova or this solicitation, and, accordingly, this solicitation is not being effected in accordance with such rules. This Circular may therefore not contain all of the disclosure required to be included in proxy statements prepared in accordance with the proxy solicitation rules under the U.S. Exchange Act. Shareholders should be aware that disclosure requirements under Canadian corporate and securities laws may be different from requirements under United States corporate and securities laws relating to United States corporations.
The enforcement by Shareholders of civil liabilities under United States securities laws may be affected adversely by the fact that Terra Nova is a corporation existing and governed under the laws of the Province of British Columbia, that some or all of the directors and officers of Terra Nova are not residents of the United States and that all or a substantial portion of their respective assets may be located outside the United States. As a result, it may be difficult or impossible for United States Shareholders to effect service of process within the United States upon Terra Nova, its respective officers and directors or to realize against them upon judgments of courts of the United States predicated upon civil liabilities under the federal securities laws of the United States or “blue sky” laws of any state within the United States. In addition, United States Shareholders should not assume that the courts of Canada: (a) would enforce judgments of United States courts obtained in actions against such persons predicated upon civil liabilities under the federal securities laws of the United States or “blue sky” laws of any state within the United States; or (b) would enforce, in original actions, liabilities against such persons predicated upon civil liabilities under the federal securities laws of the United States or “blue sky” laws of any state within the United States.
NOTICE RESPECTING FINANCIAL INFORMATION OF MASS
Financial statements of Mass included in this Circular have been prepared in accordance with IFRS, which differs from U.S. GAAP and Canadian GAAP in certain material respects, and thus may not be comparable to financial statements of United States and Canadian companies.
FORWARD-LOOKING STATEMENTS
This document contains certain forward-looking information and statements, including statements relating to matters that are not historical facts and statements of Terra Nova, beliefs, intentions and expectations about developments, results and events which will or may occur in the future, which constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 (collectively the “forward-looking information and statements”). Forward-looking information and statements are typically identified by words such as “anticipate”, “could”, “should”, “expect”, “seek”, “may”, “intend”, “likely”, “will”, “plan”, “estimate”, “believe” and similar expressions suggesting future outcomes or statements regarding an outlook.
Forward-looking information and statements are included throughout this document and include, but are not limited to, statements with respect to: the successful completion of the Contemplated Transactions; the financial condition, results of operations, developments, expectations, projects, goals, objectives and plans of Terra Nova and the combined company upon completion of the Offer and the Contemplated Transactions; Terra Nova’s markets; production, demand and prices for products and services, including iron ore and other minerals; capital expenditures; the economy; foreign exchange rates; derivatives; Terra Nova’s ability to expand its business; and other such matters.

All such forward-looking information and statements are based on certain assumptions and analyses made by Terra Nova in light of its experience and perception of historical trends, current conditions and expected future developments, as well as other factors Terra Nova believes are appropriate in the circumstances. These statements are, however, subject to known and unknown risks and uncertainties and other factors. As a result, actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking information and statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking information and statements will transpire or occur, or if any of them do so, what benefits will be derived therefrom. These risks, uncertainties and other factors include, among others: the acquisition is subject to the satisfaction or waiver of several conditions; the Company may fail to realize all of the anticipated benefits of the acquisition; the market price of the common shares after the Merger may be affected by factors different from those affecting the Common Shares currently; Terra Nova’s future growth opportunities may be limited; an inability to manage Terra Nova’s future growth could adversely affect its business; exchange rate fluctuations may adversely affect the Company’s business; doing business internationally creates certain risks for the Company’s business; expansion of the Company’s operations into emerging markets and regions exposes it to new risks; the Company’s success post-Merger depends on the continued employment of key personnel; adverse effects on the market price of the Common Shares and on Terra Nova’s operating results because of a failure to complete the proposed acquisition; significant transaction costs and/or unknown liabilities; general economic and business conditions that affect the combined company following the completion of the proposed acquisition; other factors beyond Terra Nova’s control; and any other risks described in the Company’s public filings with applicable Canadian securities regulators and the SEC, which are available on SEDAR (www.sedar.com) and the SEC’s website (www.sec.gov).
Although management of Terra Nova believes that the expectations reflected in such forward-looking information and statements are reasonable, management can give no assurance that such expectations will prove to be accurate. Accordingly, readers should not place undue reliance upon any of the forward-looking information and statements set out in this document. All of the forward-looking information and statements of Terra Nova contained in this document are expressly qualified, in their entirety, by this cautionary statement. The various risks to which Terra Nova is exposed are described in additional detail in the section of this Circular entitled “Risk Factors” and in Terra Nova’s MD&A for the interim period ended June 30, 2010 filed with Canadian securities regulators and on Form 6-K with the SEC. The forward-looking information and statements are made as of the date of this document, and Terra Nova assumes no obligation to update or revise them except as required pursuant to applicable securities laws.
INFORMATION CONCERNING MASS
Except as otherwise indicated, the information concerning Mass contained in this Circular has been taken from or is based upon Mass’s and other publicly available documents and records. Although Terra Nova has no knowledge that would indicate that any statements contained herein concerning Mass taken from or based upon such documents and records are untrue or incomplete, neither Terra Nova nor any of its directors or officers assumes any responsibility for the accuracy or completeness of such information, including any of Mass’s financial statements, or for any failure by Mass to disclose events or facts which may have occurred or which may affect the significance or accuracy of any such information but which are unknown to Terra Nova. Terra Nova has limited means of verifying the accuracy or completeness of any of the information contained herein that is derived from Mass’s publicly available documents or records or whether there has been any failure by Mass to disclose events that may have occurred or may affect the significance or accuracy of any information.
REPORTING CURRENCIES
Unless otherwise indicated, all references to “$” or “dollars” in this Circular refer to United States dollars, all references to “CDN$” refer to Canadian dollars and references to “€” or the “Euro” are to the European Union Euro. Terra Nova and Mass’s financial statements included herein are reported in United States dollars.
The following table sets forth the high and low exchange rates for one United States dollar expressed in Canadian dollars for each period indicated, the average of the exchange rates for each period indicated and the exchange rate at the end of each such period, based upon the noon buying rates provided by the Bank of Canada:

	Six Months Ended June 30,		Year Ended December 31,
	2010	2009	2009	2008
High for period	1.0778	1.3000	1.3000	1.2969
Low for period	0.9961	1.0827	1.0292	0.9719
End of period	1.0606	1.1625	1.0466	1.2246
Average for period	1.0338	1.2062	1.1420	1.0660
On September 28, 2010, the exchange rate for one United States dollar expressed in Canadian dollars based upon the noon buying rates provided by the Bank of Canada was CDN$1.0306 and the exchange rate for one Euro expressed in Canadian dollars based upon the noon buying rates provided by the Bank of Canada was CDN$1.3998.

GLOSSARY OF DEFINED TERMS

Unless the context otherwise requires, when used in this Circular, the following terms shall have the meanings set forth below. Words importing the singular number shall include the plural and vice versa and words importing any gender shall include all genders.
“Acquisition Proposal” shall have the meaning ascribed thereto under the heading entitled “The Agreement — No Solicitation Covenant”.
“Agreement” means the Support and Merger Agreement between the Company, Terra Nova Subco and Mass dated September 24, 2010.
“Arbitration Award” shall have the meaning ascribed thereto under the heading entitled “Summary - The Offer and the Merger”.
“Arrangement” means the plan of arrangement under the Business Corporations Act (British Columbia) completed by Terra Nova on March 30, 2010.
“Barbados Act” means the Companies Act (Barbados).
“Canadian GAAP” means Canadian generally accepted accounting principles.
“Canoro” means Canoro Resources Ltd.
“Circular” means this Management Information Circular, including all appendices hereto, as it may be amended, restated or supplemented from time to time.
“Cliffs” means Cliffs Natural Resources, Inc.
“Common Shares” means the Company’s common shares.
“Competing Proposal” shall have the meaning ascribed thereto under the heading entitled “The Agreement — Termination Payment”.
“Compulsory Acquisition” shall have the meaning ascribed thereto under the heading entitled “The Offer — Acquisition of Mass Shares not Deposited”.
“Contemplated Transactions” means the making of the Offer, the consummation of the transactions contemplated under the Agreement and all actions and negotiations in the contemplation thereof, including the Offer, the take-up of Mass Shares under the Offer, the Merger, any Subsequent Acquisition Transaction and any other subsequent amalgamation of Terra Nova Subco and Mass.
“Designated Persons” shall have the meaning ascribed thereto under the heading entitled “Voting Information — Appointment of Proxyholders”.
“Effective Time” means the time at which the Merger or any other amalgamation or merger pursuant to a Subsequent Acquisition Transaction becomes effective pursuant to the Barbados Act.
“Expiry Time” means that time that is not earlier than 5:00 p.m. (New York time) on the 20th business day after the date that the Offer is first commenced by virtue of being mailed to all registered Mass Shareholders, subject to the right of Terra Nova Subco to extend from time to time the period during which Mass Shares may be deposited under the Offer pursuant to the Agreement.

v

“Fairness Opinion” means the fairness opinion of Raymond James dated September 24, 2010 and addressed to the Terra Nova Special Committee described under the heading entitled “The Share Issuance Resolution — Raymond James Fairness Opinion”, a copy of which is attached hereto as Appendix “F”.
“IAS” means International Accounting Standards.
“IFRS” means International Financial Reporting Standards.
“Industrial Business” means the industrial plant engineering and equipment supply business formerly operated by Terra Nova through its former subsidiary, KID.
“Insider” means: (i) a director or officer of the Company; or (ii) a person or company who beneficially owns or who exercises control or direction over, directly or indirectly, or a combination of both (including control through nominees and proposed directors), Common Shares carrying more than 10% of the voting rights attached to all the Common Shares outstanding.
“Intermediary” shall have the meaning ascribed thereto under the heading entitled “Non-Registered Holders”.
“KID” means KHD Humboldt Wedag International (Deutschland) AG, and its affiliates.
“Mass” means Mass Financial Corp.
“Mass Adjustments” shall have the meaning ascribed thereto under the heading entitled “Summary - The Offer and the Merger”.
“Mass Board” means the board of directors of Mass.
“Mass Convertible Bonds” means the convertible subordinated bonds of Mass due 2015.
“Mass Financial Advisor” means Southridge Investment Group LLC.
“Mass Employees Incentive” means Mass Employees Incentive Corporation.
“Mass Parties” shall have the meaning ascribed thereto under the heading entitled “The Agreement — No Solicitation Covenant”.
“Mass Rights Plan” means the shareholder rights plan of Mass set out in the amended and restated Shareholder Rights Plan Agreement dated as of May 13, 2008.
“Mass Shareholders” means the holders of the Mass Shares.
“Mass Shares” means the class A common shares of Mass.
“Mass Termination Payment” shall have the meaning ascribed thereto under the heading entitled “The Agreement — Termination Payment”.
“Material Adverse Effect” means, in respect of any person, an effect that is, or would reasonably be expected to be, material and adverse to the business, properties, assets, liabilities (including any contingent liabilities that may arise through outstanding, pending or threatened litigation or otherwise), condition (financial or otherwise), operations, results of operations or prospects, of that person and its subsidiaries taken as a whole, other than any effect:
(i)	relating to the economies of the United States, Canada and China or to political conditions or securities markets in general;
(ii)	affecting the mining industry in general, including, without limitation, those affecting markets and prices for iron ore and iron ore products;

(iii)	relating to a change in the market trading price of shares of that person, either:
(A)	related to the Agreement and the Offer or the announcement thereof, or
(B)
related to such a change in the market trading price primarily resulting from a change, effect, event or occurrence excluded from this definition of Material Adverse Effect under (i), (iii) or (iv) hereof;

(iv)
relating to any of the principal markets served by that person’s business generally (including the business of that person’s subsidiaries) or shortages or price changes with respect to raw materials, metals, transportation or other products or services used or sold by that person or its subsidiaries; or

(v)
relating to any generally applicable change in applicable laws or regulations (other than orders, judgments or decrees against that person or any of its subsidiaries) or in applicable generally accepted accounting principles;

provided, however, that such effect referred to in clause (i), (iii), (iv) or (v) above does not primarily relate to (or have the effect of primarily relating to) that person and its subsidiaries, taken as a whole, or disproportionately adversely affect that person and its subsidiaries, taken as a whole, compared to other companies of similar size operating in the industry in which that person and its subsidiaries operate.
“MD&A” means Management’s Discussion & Analysis.
“Meeting” means the Special Meeting of Shareholders to be held on October 29, 2010 (including any adjournment or postponement thereof).
“Meeting Materials” shall have the meaning ascribed thereto under the heading entitled “Non-Registered Holders”.
“Merger” shall have the meaning ascribed thereto under the heading entitled “The Offer — Acquisition of Mass Shares not Deposited”.
“Minimum Tender Condition” means the condition of the Offer pursuant to the terms of the Agreement that there shall have been validly deposited under the Offer and not withdrawn at the Expiry Time such number of Mass Shares that, together with Mass Shares held by Terra Nova and its affiliates, constitutes at least 50.1% of the Mass Shares then outstanding (calculated on a fully diluted basis).
“NI 54-101” means National Instrument 54-101 — Communication with Beneficial Owners of Securities of a Reporting Issuer of the Canadian Securities Administrators.
“Non-Registered Holder” shall have the meaning ascribed to it under “Non-Registered Holders”.
“Notice of Meeting” means the Notice of Special Meeting dated September 29, 2010 to be sent to Shareholders in connection with the Meeting.
“NYSE” means the New York Stock Exchange.
“Offer” means the offer made by Terra Nova Subco to Mass Shareholders to acquire all Mass Shares pursuant to the terms of the Agreement.
“Offer Ratio” shall have the meaning ascribed thereto under the heading entitled “Background of the Proposed Mass Acquisition — The Offer Ratio”.
“Offer Ratio Adjustments” means the Terra Nova Adjustments and the Mass Adjustments.
“Property Payment” shall have the meaning ascribed thereto under the heading entitled “Summary — The Offer and the Merger”.

“Proposed Fourth KID Distribution” shall have the meaning ascribed thereto under the heading entitled “Summary — Reasons for the Mass Acquisition and the Share Issuance”.
“proxy authorization form” shall have the meaning ascribed thereto under the heading entitled “Non-Registered Holders”.
“Record Date” means the close of business on September 20, 2010.
“Raymond James” means Raymond James Ltd., the financial advisors retained by the Terra Nova Special Committee.
“Registered Shareholder” means a registered Shareholder as recorded in Terra Nova’s securities register maintained by its transfer agent.
“related party” shall have the meaning ascribed thereto under the heading entitled “The Share Issuance Resolution — General”.
“Rights Offering” means the rights offering of the Company to Shareholders of record on August 6, 2010, which expired on September 2, 2010.
“SEC” means the United States Securities and Exchange Commission.
“Share Issuance Resolution” means the ordinary resolution of the Shareholders in substantially the form set out at Appendix “A” to this Circular.
“Shareholders” means the holders of the Common Shares and “Shareholder” means any one such holder.
“Spin-Off” shall have the meaning ascribed thereto under the heading entitled “Information Concerning Mass — General Development of the Business”.
“Subsequent Acquisition Transaction” shall have the meaning ascribed thereto under the heading entitled “The Agreement — Subsequent Acquisition Transaction”.
“Superior Proposal” shall have the meaning ascribed thereto under the heading entitled “The Agreement — Ability of Mass to Accept a Superior Proposal”.
“Terra Nova” or the “Company” means Terra Nova Royalty Corporation.
“Terra Nova Adjustments” shall have the meaning ascribed thereto under the heading entitled “Summary — The Offer and the Merger”.
“Terra Nova Board” means the board of directors of Terra Nova.
“Terra Nova Percentage” shall have the meaning ascribed to it under “The Agreement — Board Representation”.
“Terra Nova Special Committee” means the special committee of the Terra Nova Board.
“Terra Nova Subco” means TTT Acquisition Corp., a company organized under the laws of Barbados, which is a wholly owned subsidiary of Terra Nova.

“Terra Nova Termination Payment” shall have the meaning ascribed thereto under the heading entitled “The Agreement — Termination Payment”.
“Third KID Distribution” shall have the meaning ascribed thereto under the heading entitled “Summary — The Offer and the Merger”.
“Top-Up Option” shall have the meaning ascribed thereto under the heading entitled “The Agreement — Top-Up Option”.
“Top-Up Shares” shall have the meaning ascribed thereto under the heading entitled “The Agreement — Top-Up Option”.
“Tracking Stock Participation” shall have the meaning ascribed thereto under the heading “Information Concerning Mass — General Developments of the Business”.
“Unsolicited Proposal” shall have the meaning ascribed thereto under the heading entitled “The Agreement — No Solicitation Covenant”.
“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended.
“U.S. GAAP” means accounting principles generally accepted in the United States.

SUMMARY

The following is a summary of certain information contained in this Circular. This summary is not intended to be complete and is qualified in its entirety by the more detailed information contained elsewhere in this Circular. Shareholders should read the entire Circular, including the Appendices. Capitalized terms used in this summary are defined in the Glossary of Defined Terms or elsewhere in this Circular.
The Meeting
The Meeting will be held at Suite 803, 8th Floor, Dina House, Ruttonjee Centre, 11 Duddell Street Central, Hong Kong SAR, China on Friday, October 29, 2010 at 9:00 a.m. (Hong Kong time) for the purposes set forth in the accompanying Notice of Meeting.
Shareholders Entitled to Vote
Each Shareholder at the close of business on the Record Date is entitled to attend the Meeting in person or by proxy and to cast one vote for each Common Share held in respect of matters being considered at the Meeting. The Record Date for the Meeting, as fixed by the Terra Nova Board, is September 20, 2010.
For further information respecting voting rights, please refer to the section of this Circular entitled “Voting Information”.
Purpose of the Meeting
At the Meeting, Shareholders will be asked to consider and, if deemed advisable, to approve, with or without variation, the Share Issuance Resolution, attached as Appendix “A” to this Circular.
Subject to certain limited exceptions, Section 312.03(c) of the NYSE Listed Company Manual requires that shareholders approve any issuance of shares of common stock in connection with any transaction or series of related transactions if: (a) the shares of common stock will have upon issuance voting power equal to or in excess of 20% of the voting power outstanding before the issuance; or (b) the number of shares of common stock to be issued is equal to or in excess of 20% of the number of shares of common stock outstanding before the issuance.
Based upon publicly available information as of the date hereof, if Terra Nova acquires 100% of the outstanding Mass Shares, the Company expects to issue up to 25,001,089 Common Shares. Because this number will be greater than 20% of the total number of Common Shares outstanding prior to the issuance, the Company is required to obtain Shareholder approval for issuing these Common Shares under the listing requirements of the NYSE.
These estimates are based on information currently available to the Company and assume that all of the outstanding Mass Shares (not including Mass Shares held by Terra Nova and its subsidiaries), being 25,001,089 Mass Shares as of the date hereof, are exchanged for Common Shares pursuant to the terms of the Offer or any other Contemplated Transaction.
The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to each matter or group of matters identified therein for which a choice is not specified and other matters which may properly come before the Meeting, including any amendments or variations to any matters identified in the Notice of Meeting. At the date of this Circular, management of the Company is not aware of any such amendments, variations, or other matters to come before the Meeting.

Vote Required
Pursuant to the requirements of the NYSE, the Share Issuance Resolution must be passed by a majority of the Shareholders present in person or by proxy and entitled to vote at the Meeting.
The Offer and the Merger
The Offer and the Contemplated Transactions are a several step transaction designed to effect a combination between Terra Nova and Mass with an exchange ratio based upon the fully-diluted net book value per share of each company adjusted: (i) in the case of Terra Nova (the “Terra Nova Adjustments”), to reflect the fair value of its Wabush royalty interest, the after-tax recovery for past Wabush royalty underpayments, excluding pending claims for interest and costs (the “Arbitration Award”), the recently completed Rights Offering, a payment for a resource property in the third quarter of 2010 (the “Property Payment”) and the distribution of KID shares on September 23, 2010 (the “Third KID Distribution”); and (ii) in the case of Mass (the “Mass Adjustments”), to reflect the fair value of its resource interests and the conversion to shares of debt instruments. See “Background of the Proposed Mass Acquisition — The Offer Ratio”.
Pursuant to the terms of the Agreement, Terra Nova and Terra Nova Subco agreed to make the Offer to Mass Shareholders to acquire each outstanding Mass Share in exchange for one Common Share. The Offer will be made pursuant to a registration statement on Form F-4, which includes the tender offer document, to be filed with the SEC in connection with the Common Shares to be issued pursuant to the Offer and will be mailed to Mass Shareholders. For further information respecting such registration statement see “The Share Issuance Resolution — Registration Statement”.
Pursuant to the Agreement, Mass granted Terra Nova and Terra Nova Subco the Top-Up Option, which will allow them to purchase from Mass up to such number of newly issued Mass Shares equal to the number of Mass Shares that, when added to the number of Mass Shares owned by Terra Nova and Terra Nova Subco at the time of exercise of the Top-Up Option (excluding any Mass Shares held by Terra Nova and Terra Nova Subco or its affiliates at the time of commencement of the Offer), constitutes one share more than ninety percent (90%) of the number of Mass Shares that would be outstanding immediately after the issuance of the Top-Up Shares. Mass’s obligation to deliver the Top-Up Shares on the exercise of the Top-Up Option is subject to Terra Nova and/or Terra Nova Subco having accepted all Mass Shares tendered in the Offer and not withdrawn and will have met or exceeded the Minimum Tender Condition. The Share Issuance Resolution includes the approval of the issuance of Common Shares in connection with the Top-Up Option.
If Terra Nova acquires 90% or more of the Mass Shares pursuant to the Offer, Terra Nova intends to acquire the remaining Mass Shares that it does not already own through a Compulsory Acquisition procedure under the Barbados Act. In the event of a Compulsory Acquisition, Mass Shareholders who do not accept the Offer may elect to either: (i) receive the same consideration received by any accepting Mass Shareholder under the Offer; or (ii) receive the fair value of their Mass Shares in accordance with the procedures under the Barbados Act. If the Company does not achieve the 90% threshold, the Compulsory Acquisition procedure cannot be implemented.
Upon the acquisition by Terra Nova or Terra Nova Subco of all of the outstanding Mass Shares, the Agreement provides for the Merger of Terra Nova Subco and Mass. The Agreement provides that if the Merger cannot be consummated for any reason, Terra Nova and Terra Nova Subco will use their commercially reasonable efforts to pursue other means of causing the amalgamation or merger of Terra Nova Subco and Mass, provided that the consideration per Mass Share offered thereby shall be at least equivalent in value to the consideration per Mass Share offered under the Offer. If Terra Nova Subco takes up and pays for Mass Shares under the Offer and meets the Minimum Tender Condition, Mass has agreed to assist Terra Nova and Terra Nova Subco with any Subsequent Acquisition Transaction to acquire the remaining Mass Shares or cause the amalgamation or merger of Terra Nova Subco and Mass. If a Subsequent Acquisition Transaction is entered into, the amalgamation or merger of Terra Nova Subco and Mass may be delayed pursuant to the requirements of such transaction.
For further information respecting the Offer and the proposed acquisition of Mass, please refer to the section of this Circular entitled “The Offer”.

Fairness Opinion
On September 24, 2010, Raymond James delivered their oral Fairness Opinion to the Terra Nova Special Committee, concluding that, as of the date thereof, based upon and subject to the analyses, assumptions, qualifications and limitations set forth therein, the consideration being offered under the Offer was fair, from a financial point of view, to the Shareholders. Subsequently, Raymond James delivered their formal Fairness Opinion dated September 24, 2010, a copy of which is attached to this Circular as Appendix “F”.
Recommendation of the Terra Nova Board and Special Committee
On September 24, 2010, after concluding its review of the proposed transaction with Mass and receiving the oral Fairness Opinion of Raymond James, the Terra Nova Special Committee resolved to approve the Agreement and the Contemplated Transactions, including the Offer. The Terra Nova Special Committee resolved to recommend to the Terra Nova Board to, among other things, approve the Agreement and the Contemplated Transactions, including the Offer.
On September 24, 2010, after further discussions and deliberations and upon receiving the recommendation of the Terra Nova Special Committee, the Terra Nova Board unanimously (with the Chairman abstaining on account of his position as a director and officer of Mass) approved the Agreement and the Contemplated Transactions and determined that the issuance of Common Shares in connection with the proposed acquisition of Mass is in the best interest of the Company and its Shareholders.
The Terra Nova Board recommends that Shareholders vote for the Share Issuance Resolution.
Reasons for the Mass Acquisition and Share Issuance
In evaluating its proposed acquisition of Mass, including the issuance of Common Shares in connection therewith, the Terra Nova Board consulted with management, as well as the Company’s legal and financial advisors and, in reaching its decision to recommend the issuance of Common Shares in connection with the proposed acquisition of Mass, the Terra Nova Board considered a number of factors, including, among other things, the following:
•
Strategic Growth through Acquisition — The Terra Nova Board believes that the most successful companies are those with greater financial resources and a global presence. The acquisition of Mass furthers Terra Nova’s strategy of expanding its operations through combinations with well-established companies. The Terra Nova Board believes that the combined network of international operations and subsidiaries of both companies could be leveraged on a worldwide basis and would provide Terra Nova with greater penetration into the fast-growing Asian markets.

•
Adjusted Book Value Valuation — The exchange ratio under the Offer is based upon the fully-diluted net book value per share of each company adjusted: (i) in the case of Terra Nova, for the Terra Nova Adjustments, comprising of the change in fair value of its Wabush royalty interest, the Arbitration Award, the Property Payment, the Rights Offering and the Third KID Distribution; and (ii) in the case of Mass, for the Mass Adjustments. Based upon the foregoing adjustments, for the purposes of the Offer, Terra Nova and Mass determined the adjusted book value of Terra Nova and Mass to be approximately equal. See the heading entitled “Background of the Proposed Mass Acquisition — The Offer Ratio”.

•
Increased Scope — The Terra Nova Board believes that the Mass acquisition would create a combined company that will be well-positioned to exploit and execute on opportunities relating to the commodities businesses and with much greater capital and resources. As a result, Terra Nova intends to distribute to its Shareholders the balance of its shares of KID after the Offer (the “Proposed Fourth KID Distribution”). Based on the unaudited balance sheets as at June 30, 2010 for each of Terra Nova and Mass and after giving pro forma effect to the Offer, the Offer Ratio Adjustments and the Proposed Fourth KID Distribution, the combined company is expected to have total assets of approximately $830.5 million, cash and cash equivalents of approximately $363.0 million and working capital of approximately $353.9 million. The combined resources of the Company and Mass will enhance the Company’s ability to execute and exploit opportunities in the current businesses of the parties.

•
Complementary Businesses — The Terra Nova Board believes that the commodities business of Mass is complementary to the Company’s current focus on mineral royalties and other natural resource interests. In particular, the expertise and resources of Mass will be valuable to the Company as it seeks to grow in the natural resource sector.

•	Management Team — The Terra Nova Board believes that Mass’s management team has expertise and skills that complement and enhance those of Terra Nova’s personnel.
•
Fairness Opinion — The Terra Nova Special Committee retained Raymond James as its financial advisor in connection with the proposed acquisition of Mass. Raymond James provided the Terra Nova Special Committee with a Fairness Opinion concluding that, as of the date thereof, and subject to the assumptions and qualifications set out therein, the consideration being offered under the Offer was fair, from a financial point of view, to the Shareholders.

•
Meaningful Cost Savings and Other Synergies — Although no assurance can be given that any particular level of cost savings and other synergies will be achieved, the Terra Nova Board believes that the acquisition of Mass will provide the potential for meaningful cost synergies over time.

•	Facilitate the Mass Acquisition — The share issuance will facilitate the acquisition of Mass.
The foregoing discussion of the information and factors considered by the Terra Nova Board is not intended to be exhaustive, but is believed to include the material factors considered by the Terra Nova Board. In view of the wide variety of factors considered by the Terra Nova Board in connection with its evaluation of the share issuance, the Offer and the acquisition of Mass, the Terra Nova Board did not consider it practical to, and did not, quantify, rank or otherwise assign specific weights to the factors that it considered in reaching its determination and recommendation. In considering the factors described above and other factors, individual members of the Terra Nova Board may have given different weight to different factors. The Terra Nova Board considered this information as a whole, and overall considered the information and factors to be favourable to, and in support of, its determinations and recommendation.
The Terra Nova Board also considered the potential risks of the share issuance, the acquisition of Mass and the Offer, including those set forth in the section of this Circular entitled “Risk Factors”.
For further information respecting the conditions to completion of the Offer, please refer to the section of this Circular entitled “The Offer — Conditions of the Offer”.
Terra Nova after Completion of the Mass Acquisition
On completion of the Offer and the Contemplated Transactions, Terra Nova will continue to be a corporation existing under the Business Corporations Act (British Columbia), the former Mass Shareholders will be shareholders of Terra Nova and Mass will be a wholly-owned subsidiary of Terra Nova.
Business of Terra Nova after Completion of the Mass Acquisition
Upon completion of the Offer and the Contemplated Transactions, the Company will carry on the businesses of both Terra Nova and Mass. The Company will remain active in the royalty business, deriving production royalty revenue from a mining sub-lease of the lands upon which the Wabush iron ore mine is situated. In addition, the Company will carry on Mass’s integrated commodities and financial services businesses, including engaging in international proprietary investing and trading activities. Through Mass, the Company will continue to seek investments in many industries, emphasizing those business opportunities where the perceived intrinsic value is not properly recognized. The Company will also trade in commodities and engage in proprietary investing of its capital in enterprises.
For further information respecting Terra Nova’s and Mass’s businesses, please refer to the sections of this Circular entitled “Information Concerning Terra Nova” and “Information Concerning Mass”, respectively.

Conditions of the Offer
Notwithstanding the provisions of the Agreement, Terra Nova and Terra Nova Subco have the right to withdraw or terminate the Offer unless all of the following conditions have been satisfied or waived by Terra Nova and Terra Nova Subco at or prior to the Expiry Time:
•
there must be validly tendered and not properly withdrawn prior to the expiration of the Offer such number of Mass Shares that, together with the Mass Shares held by Terra Nova or its affiliates, constitute at least 50.1% of the fully-diluted Mass Shares, calculated as described in the Agreement;

•	the registration statement on Form F-4, filed by the Company in connection with the Common Shares issuable under the Offer, shall have been declared effective by the SEC;
•	Shareholders shall have passed the Share Issuance Resolution;
•	all government and regulatory approvals, waivers, permits, consents, reviews, investigations or rulings have been obtained or concluded;
•	the Common Shares issuable pursuant to the Offer shall have been approved for listing on the NYSE;
•	there shall have been no event having a Material Adverse Effect on Mass;
•
there shall be no legal impediments to the Offer and certain events such as trading suspensions, banking moratoriums or the commencement of a war involving the United States shall not have occurred or if any of the foregoing are present at the time of commencement of the Offer, there is no material acceleration or worsening thereof;

•	the Agreement shall not have been terminated in accordance with its terms; and
•	the Mass Board shall not have withdrawn or modified its recommendation of the Offer.
For further information respecting the conditions to completion of the Offer, please refer to the section of this Circular entitled “The Offer — Conditions of the Offer”.
Termination of the Agreement
The Agreement may be terminated at any time prior to the Effective Time by mutual written consent of the parties. In addition, Terra Nova, Terra Nova Subco and/or Mass may terminate the Agreement in certain cases, which are described in the section of this Circular entitled “The Agreement — Termination of the Agreement”, including, by Mass, if the Share Issuance Resolution is not passed by Shareholders.
Termination and Expense Payments
Pursuant to the Agreement, Terra Nova must pay Mass the Mass Termination Payment ($6 million) if the Agreement is terminated as a result of Terra Nova being in material breach of its obligations under the Agreement with respect to the preparation and mailing of this Circular and the holding of the Meeting, provided however that Mass will not be entitled to such payment if it is in breach of its obligations respecting the same.

Under the terms of the Agreement, Mass must pay Terra Nova the Terra Nova Termination Payment ($6 million) if:
•
the Agreement is terminated by Terra Nova or Terra Nova Subco as a result of: (i) the Mass Board failing to publicly reaffirm its approval of the Offer in accordance with the terms of the Agreement; (ii) the Mass Board or any committee thereof withdraws, modifies, changes or qualifies its approval or recommendation of the Agreement or the Offer in any manner adverse to Terra Nova; (iii) the Mass Board or any committee thereof recommends or approves or publicly proposes to recommend or approve an Acquisition Proposal; or (iv) Mass fails to take any action with respect to the Mass Rights Plan to defer the Separation Time (as defined in the Mass Rights Plan) of the rights thereunder or to allow the timely completion of the Offer or other Contemplated Transactions;

•	the Agreement is terminated by Mass if Mass proposes to enter into a definitive agreement with respect to a Superior Proposal in compliance with the provisions of the Agreement; or
•
during the period commencing on the date of the Agreement and ending 12 months following the termination of the Agreement, (i) a Competing Proposal is consummated, or (ii) the Mass Board approves or recommends a Competing Proposal, or Mass enters into a definitive agreement with respect to a Competing Proposal, provided, in each case, that Terra Nova is not in material default in the performance of its obligations under the Agreement.
In addition, the Agreement provides for expense reimbursements of: (i) $750,000 from Mass to Terra Nova; and (ii) $250,000 from Terra Nova to Mass, if the Agreement is terminated in certain circumstances.
Risk Factors
Please refer to the section of this Circular entitled “Risk Factors” for a discussion respecting certain risks related to the subject matter hereof.

MANAGEMENT INFORMATION CIRCULAR

September 29, 2010
This Circular is being furnished to holders of Common Shares of Terra Nova in connection with the solicitation of proxies by the Terra Nova Board and management of the Company for use at the Meeting to be held at 9:00 a.m. (Hong Kong time) on October 29, 2010 at Suite 803, 8th Floor, Dina House, Ruttonjee Centre, 11 Duddell Street Central, Hong Kong SAR, China for the purposes set forth in the Notice of Meeting, which accompanies and is part of this Circular.
The Notice of Meeting, form of proxy, and this Circular will be mailed to Shareholders commencing on or about October 7, 2010. The information contained herein is given as of September 29, 2010, except as otherwise stated.
VOTING INFORMATION
Solicitation of Proxies
The solicitation of proxies by management of the Company will be primarily conducted by mail and may be supplemented by telephone or other personal contact and such solicitation will be made without special compensation granted to the directors, officers and employees of the Company. The Company does not reimburse Shareholders, nominees or agents for costs incurred in obtaining, from the principals of such persons, authorization to execute forms of proxy, except that the Company has requested brokers and nominees who hold stock in their respective names to furnish this Circular and related proxy materials to their customers, and the Company will reimburse such brokers and nominees for their related out of pocket expenses. No solicitation will be made by specifically engaged employees or soliciting agents. The cost of solicitation will be borne by the Company.
No person has been authorized to give any information or to make any representation other than as contained in this Circular in connection with the solicitation of proxies. If given or made, any such information or representation must not be relied upon as having been authorized by the Company. The delivery of this Circular shall not create, under any circumstances, any implication that there has been no change in the information set forth herein since the date of this Circular. This Circular does not constitute the solicitation of a proxy by anyone in any jurisdiction in which such solicitation is not authorized, or in which the person making such solicitation is not qualified to do so, or to anyone to whom it is unlawful to make such an offer of solicitation.
Record Date
The Terra Nova Board has set the close of business on September 20, 2010 as the Record Date for determining which Shareholders shall be entitled to receive notice of and to vote at the Meeting. Only Registered Shareholders of record as of the Record Date are entitled to receive notice of and to vote at the Meeting unless, after the Record Date, a Registered Shareholder transfers its Common Shares and the transferee, upon establishing that such transferee owns such Common Shares, requests in writing, at least ten (10) days prior to the Meeting or any adjournment or adjournments thereof, that such transferee may have its name included on the list of Shareholders entitled to vote at the Meeting, in which case such transferee is entitled to vote such Common Shares at the Meeting. Such written request by a transferee shall be filed with the President of the Company at Suite 1620, 400 Burrard Street, Vancouver, British Columbia, Canada V6C 3A6.

Appointment of Proxyholders
A Shareholder is entitled to one vote for each Common Share that such Shareholder holds on September 20, 2010 on the resolutions to be voted upon at the Meeting, and any other matter to properly come before the Meeting. Only Registered Shareholders are entitled to attend and vote at the Meeting.
The persons named as proxyholders (the “Designated Persons”) in the enclosed form of proxy are directors and/or officers of the Company.
A Shareholder has the right to appoint a person or corporation (who need not be a Shareholder) to attend and act for or on behalf of that Shareholder at the Meeting, other than the Designated Persons named in the enclosed form of proxy. A Shareholder may exercise this right by striking out the printed names and inserting the name of such other person and, if desired, an alternate to such person, in the blank space provided in the form of proxy.
In order to be voted, a completed proxy must be received by the Company, by mail or by hand, to the attention of BNY Mellon Shareowner Services, PO Box 3862, S Hackensack, New Jersey, USA 07606- 9562 (for Shareholders in the United States) or BNY Mellon Shareowner Services, PO Box 3865, S Hackensack, New Jersey, USA 07606-3865 (for Shareholders outside of the United States), by 9:00 a.m. (Hong Kong time) on October 27, 2010 (or a day other than a Saturday, Sunday or holiday which is at least 48 hours before the Meeting or any adjournment of the Meeting). The chairman of the Meeting has the discretion to accept proxies received after that time.
A proxy may not be valid unless it is dated and signed by the Shareholder who is giving it or by that Shareholder’s attorney-in-fact duly authorized by that Shareholder in writing or, in the case of a corporation, dated and executed by a duly authorized officer, or attorney-in-fact, for the corporation. If a proxy is executed by an attorney-in-fact for an individual Shareholder or joint Shareholders, or by an officer or attorney-in-fact for a corporate Shareholder, the instrument so empowering the officer or attorney-in-fact, as the case may be, or a notarially certified copy thereof, should accompany the proxy.
Revocability of Proxy
Any Registered Shareholder who has returned a proxy may revoke it at any time before it has been exercised. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing, including a proxy bearing a later date, executed by the Registered Shareholder or by his or her attorney duly authorized in writing or, if the Registered Shareholder is a corporation, under its corporate seal or by a duly authorized officer or attorney thereof. The instrument revoking the proxy must be deposited at the same address where the original proxy was delivered at any time up to and including the last business day preceding the date of the Meeting, or any adjournment or adjournments thereof, or with the chairman of the Meeting on the date but prior to the commencement of the Meeting. A Shareholder who has submitted a proxy may also revoke it by attending the Meeting in person (or if the Shareholder is a corporation, by a duly authorized representative of the corporation attending the Meeting) and registering with the scrutineer thereat as a Registered Shareholder present in person, whereupon such proxy shall be deemed to have been revoked.
Only Registered Shareholders have the right to revoke a proxy. Non-Registered Holders who wish to change their vote must, at least seven days before the Meeting, arrange for their respective Intermediaries to revoke the proxy on their behalf.
Voting of Common Shares and Proxies and Exercise of Discretion by Designated Persons
A Shareholder may indicate the manner in which the Designated Persons are to vote with respect to a matter to be voted upon at the Meeting by marking the appropriate space. If the instructions as to voting indicated in the proxy are certain, the Common Shares represented by proxy will be voted or withheld from voting in accordance with the instructions given in the proxy. If the Shareholder specifies a choice in the proxy with respect to a matter to be acted upon, then the Common Shares represented will be voted or withheld from the vote on that matter accordingly. The Common Shares represented by proxy will be voted or withheld from voting in accordance with the instructions of the Shareholder on any ballot that may be called for and if the Shareholder specifies a choice with respect to any matter to be acted upon, the Common Shares will be voted accordingly.

If no choice is specified in the proxy with respect to a matter to be acted upon or any amendment or variation to such matter, it is intended that the Designated Persons will vote the Common Shares represented thereby in favour of such matter.
The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to each matter or group of matters identified therein for which a choice is not specified, including any amendments or variations to any matters identified in the Notice of Meeting, and with respect to other matters which may properly come before the Meeting. At the date of this Circular, management of the Company is not aware of any such amendments, variations, or other matters to come before the Meeting.
In the case of abstentions from, or withholding of, the voting of the Common Shares on any matter, the Common Shares that are the subject of the abstention or withholding will be counted for the determination of a quorum, but will not be counted as affirmative or negative on the matter to be voted upon.
NON-REGISTERED HOLDERS
Only Registered Shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most Shareholders are “non-registered” Shareholders because the Common Shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the Common Shares. More particularly, a person is not a Registered Shareholder in respect of Common Shares which are held on behalf of that person (the “Non-Registered Holder”) but which are registered either: (a) in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the Common Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators or self-administered RRSPs, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as Clearing and Depositary Services Inc. in Canada or Cede & Co., as nominee for the Depository Trust Company, in the United States) of which the Intermediary is a participant. In accordance with the requirements set out in NI 54-101, the Company has distributed copies of the Notice of Meeting, this Circular and the form of proxy (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.
Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:
(a)
be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of Common Shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Holder when submitting the proxy. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deposit it with the Company as provided above; or

(b)
more typically, be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “proxy authorization form”) which the Intermediary must follow. Typically, the proxy authorization form will consist of a one page pre-printed form. Sometimes, instead of a one page pre-printed form, the proxy authorization will consist of a regular printed proxy form accompanied by a page of instructions, which contains a removable label containing a bar-code and other information. In order for the form of proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit a Non-Registered Holder to direct the voting of the Common Shares which they beneficially own. Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the management proxyholders named in the form and insert the Non-Registered Holder’s name in the blank space provided. In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.
There are two kinds of beneficial owners — those who object to their name being made known to the issuers of securities which they own (called OBOs for Objecting Beneficial Owners) and those who do not object to the issuers of the securities they own knowing who they are (called NOBOs for Non-Objecting Beneficial Owners). Pursuant to NI 54-101, issuers can obtain a list of their NOBOs from Intermediaries for distribution of proxy-related materials directly to NOBOs.
The Meeting Materials are being sent to both Registered Shareholders and Non-Registered Holders. If you are a Non-Registered Holder, and the Company or its agent has sent these materials directly to you, your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding on your behalf.
VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF
As at the Record Date, there were a total of 37,897,538 Common Shares issued and outstanding. Each Common Share entitles the holder thereof to one vote at the Meeting. The following table sets forth, as at the Record Date, to the best of the Company’s knowledge and based solely upon public records and filings, the only persons or companies which beneficially own, or control or direct, directly or indirectly, voting securities carrying 10% or more of the voting rights attached to the issued and outstanding Common Shares:

Name	Amount Owned		Percent of Class
Peter Kellogg	6,283,100	(1)	16.6%

(1)	In his public filings, Mr. Kellogg disclaims beneficial ownership of 5,643,100 Common Shares, or approximately 14.9% of the issued and outstanding Common Shares.
AUDITORS
The auditors of the Company are Deloitte & Touche LLP, Chartered Accountants. Deloitte & Touche LLP were first appointed on October 17, 2006.
THE SHARE ISSUANCE RESOLUTION
General
This section provides material information about the Offer and the Contemplated Transactions under the Agreement and other information regarding the Share Issuance Resolution.
On September 24, 2010, Terra Nova entered into the Agreement with Terra Nova Subco, a wholly-owned subsidiary of Terra Nova, and Mass. The Agreement provides for the Offer by Terra Nova Subco to Mass Shareholders and the Contemplated Transactions. For further information respecting the Agreement, please refer to the section of this Circular entitled “The Agreement”.

Pursuant to the Agreement, Terra Nova agreed to make the Offer, through Terra Nova Subco, to acquire each outstanding Mass Share in exchange for one Common Share of the Company. The Offer is being made pursuant to the terms of the Agreement and the related offering documents.
At the Meeting, Shareholders are being asked to consider and vote on a resolution approving the issuance by the Company of Common Shares in connection with the proposed acquisition of Mass under the Contemplated Transactions.
Subject to certain limited exceptions, Section 312.03(c) of the NYSE Listed Company Manual requires that shareholders approve any issuance of shares of common stock in connection with any transaction or series of related transactions if (a) the shares of common stock will have upon issuance voting power equal to or in excess of 20% of the voting power outstanding before the issuance or (b) the number of shares of common stock to be issued is equal to or in excess of 20% of the number of shares of common stock outstanding before the issuance.
Based upon publicly available information as of the date hereof, if Terra Nova acquires 100% of the outstanding Mass Shares under the Offer, the Company expects to issue up to 25,001,089 Common Shares. Because this number will be greater than 20% of the total number of Common Shares outstanding prior to the issuance, the Company is required to obtain shareholder approval for issuing these Common Shares under the listing requirements of the NYSE.
These estimates are based on information currently available to the Company and assume that all of the outstanding Mass Shares (not including Mass Shares held by Terra Nova and its subsidiaries), being 25,001,089 Mass Shares as of the date hereof, are exchanged for Common Shares pursuant to the terms of the Offer or any other Contemplated Transaction.
These assumed share numbers total 25,001,089 Mass Shares, which would result in the issuance of 25,001,089 Common Shares according to the 1:1 exchange ratio under the Offer.
Your approval of the Share Issuance Resolution will constitute an approval of the share issuance in connection with the proposed acquisition of Mass regardless of the form of, procedures for or the final terms of the acquisition or whether the acquisition is completed by way of the Offer.
Additionally, subject to certain limited exceptions, Section 312.03(b) of the NYSE Listed Company Manual requires shareholder approval prior to the issuance of common stock in any transaction or series of related transactions, to:
•	a director, officer or substantial securityholder of the company (each a “related party”);
•	a subsidiary, affiliate or other closely related person of a related party; or
•	any company or entity which a related party has a substantial direct or indirect interest, if, in any case, the number of shares of common stock to be issued exceeds either 1% of the number of shares of common stock or 1% of the voting power outstanding before the issuance.
If the issuance of Common Shares in connection with the acquisition of Mass is deemed to require Shareholder approval under this rule, the approval of the Share Issuance Resolution by the Shareholders will also constitute approval for such purpose.
Effect of Shareholder Approval
If Terra Nova issues 25,001,089 Common Shares pursuant to the Offer and the Contemplated Transactions, Terra Nova estimates that existing Shareholders of Terra Nova would own approximately 60% of the Common Shares outstanding immediately after such issuance. For a discussion of the assumptions on which the foregoing estimate is based, please refer to the section of this Circular entitled “The Offer — Ownership of Terra Nova after Completion of the Mass Acquisition”.

Registration Statement
The Company will file a registration statement on Form F-4 to register with the SEC the Common Shares to be issued to Mass Shareholders in connection with the proposed acquisition of Mass. It may also file amendments to that registration statement. You should read the Form F-4 and any amendments thereto as they contain important information. You will be able to obtain copies of the Form F-4 (and any amendments thereto) free of charge from the SEC at the SEC’s web site at www.sec.gov or from SEDAR at www.sedar.com.
Preemptive Rights
Holders of Terra Nova’s Common Shares will not have preemptive rights in connection with the share issuance.
Appraisal/Dissenters’ Rights
No appraisal or dissenters’ rights are available to Terra Nova’s Shareholders in connection with the Share Issuance Resolution or the acquisition of Mass.
Recommendation of the Terra Nova Board
The Terra Nova Board has unanimously (with the Chairman abstaining on account of his position as a director and officer of Mass) determined that the issuance of Common Shares in connection with the proposed acquisition of Mass is in the best interest of the Company and its Shareholders. The Terra Nova Board recommends that you vote for the Share Issuance Resolution.
Reasons for the Mass Acquisition and Share Issuance
In evaluating its proposed acquisition of Mass, including the issuance of Common Shares in connection therewith, the Terra Nova Board consulted with management, as well as the Company’s legal and financial advisors and, in reaching its decision to recommend the issuance of Common Shares in connection with the proposed acquisition of Mass, the Terra Nova Board considered a number of factors, including, among other things, the following:
•
Strategic Growth through Acquisition — The Terra Nova Board believes that the most successful companies are those with greater financial resources and a global presence. The acquisition of Mass furthers Terra Nova’s strategy of expanding its operations through combinations with well-established companies. The Terra Nova Board believes that the combined network of international operations and subsidiaries of both companies could be leveraged on a worldwide basis and would provide Terra Nova with greater penetration into the fast-growing Asian markets.

•
Adjusted Book Value Valuation — The exchange ratio under the Offer is based upon the fully-diluted net book value per share of each company adjusted: (i) in the case of Terra Nova, for the Terra Nova Adjustments, comprising of the change in fair value of its Wabush royalty interest, the Arbitration Award, the Property Payment, the Rights Offering and the Third KID Distribution; and (ii) in the case of Mass, to reflect the Mass Adjustments. Based upon the foregoing adjustments, for the purposes of the Offer, Terra Nova and Mass determined the adjusted book value of Terra Nova and Mass to be approximately equal. See “Background of the Proposed Mass Acquisition — The Offer Ratio”.

•
Increased Scope — The Terra Nova Board believes that the Mass acquisition would create a combined company that will be well-positioned to exploit and execute on opportunities relating to the commodities businesses with greater capital and resources. As a result, Terra Nova intends to make the Proposed Fourth KID Distribution after the Offer. Based on the unaudited balance sheets as at June 30, 2010 for each of Terra Nova and Mass and after giving pro forma effect to the Offer, the Offer Ratio Adjustments and the Proposed Fourth KID Distribution, the combined company is expected to have total assets of approximately $830.5 million, cash and cash equivalents of approximately $363.0 million and working capital of approximately $353.9 million. The combined resources of the Company and Mass will enhance the Company’s ability to execute and exploit opportunities in the current businesses of the parties.

•
Complementary Businesses — The Terra Nova Board believes that the commodities business of Mass is complementary to the Company’s current focus on mineral royalties and other natural resource interests. In particular, the expertise and resources of Mass will be valuable to the Company as it seeks to grow in the natural resource sector.

•	Management Team — The Terra Nova Board believes that Mass’s management team has expertise and skills that complement and enhance those of Terra Nova’s personnel.
•
Fairness Opinion — The Terra Nova Special Committee retained Raymond James as its financial advisor in connection with the proposed acquisition of Mass. Raymond James provided the Terra Nova Special Committee with a Fairness Opinion to the effect that, as of the date thereof, and subject to the assumptions and qualifications set out therein, the consideration being offered under the Offer was fair, from a financial point of view, to the Shareholders.

•
Meaningful Cost Savings and Other Synergies — Although no assurance can be given that any particular level of cost savings and other synergies will be achieved, the Terra Nova Board believes that the acquisition of Mass will provide the potential for meaningful cost synergies over time.

•	Facilitate the Mass Acquisition — The share issuance will facilitate the acquisition of Mass.
The Terra Nova Board also considered the potential risks of the share issuance, the acquisition of Mass and the Offer, including those set forth in the section of this Circular entitled “Risk Factors”.
The foregoing discussion of the information and factors considered by the Terra Nova Board is not intended to be exhaustive, but is believed to include the material factors considered by the Terra Nova Board. In view of the wide variety of factors considered by the Terra Nova Board in connection with its evaluation of the share issuance, the Offer and the acquisition of Mass, the Terra Nova Board did not consider it practical to, and did not, quantify, rank or otherwise assign specific weights to the factors that it considered in reaching its determination and recommendation. In considering the factors described above and other factors, individual members of the Terra Nova Board may have given different weight to different factors. The Terra Nova Board considered this information as a whole, and overall considered the information and factors to be favourable to, and in support of, its determinations and recommendation.
The foregoing explanation of the Terra Nova Board’s reasoning and all other information presented in this section are forward-looking in nature and, therefore, you should read them in light of the factors discussed in the section of this Circular entitled “Forward-Looking Statements”.
Raymond James Fairness Opinion
On September 24, 2010, Raymond James delivered their oral Fairness Opinion to the Terra Nova Special Committee, concluding that, as of the date thereof, based upon and subject to the analyses, assumptions, qualifications and limitations set forth therein, the consideration being offered under the Offer was fair, from a financial point of view, to the Shareholders.
The full text of the Fairness Opinion, which sets forth, among other things, the assumptions made, matters considered and qualifications and limitations on the reviews undertaken by Raymond James, is attached as Appendix “F” to this Circular. Shareholders are urged to read the Fairness Opinion in its entirety. The summary of the Fairness Opinion in this Circular is qualified in its entirety by the full text of the Fairness Opinion. The Fairness Opinion does not constitute a recommendation to any Shareholder as to how such Shareholder should vote with respect to the Share Issuance Resolution.
Under its engagement with Raymond James, Terra Nova agreed to pay Raymond James a cash fee for rendering the Fairness Opinion, no portion of which was conditional upon the Fairness Opinion being favourable or contingent upon the consummation of the acquisition of Mass. Terra Nova also agreed to reimburse Raymond James for all reasonable out-of-pocket expenses and to indemnify Raymond James in relation to certain claims or liabilities that could arise in connection with the services performed under such engagement.

Timing of the Mass Acquisition
The Offer will become or be declared wholly unconditional when all of the conditions of the Offer, as described in the section of this Circular entitled “The Offer — Conditions of the Offer” have been satisfied or validly waived. Pursuant to the Agreement, if the Company acquires all outstanding Mass Shares under the Offer, it will cause the Merger of Terra Nova Subco and Mass pursuant to a short form amalgamation under the Barbados Act upon completion of the Offer.
The Agreement provides that if the Merger cannot be consummated for any reason, Terra Nova and Terra Nova Subco will use their commercially reasonable efforts to pursue other means of causing the amalgamation or merger of Terra Nova Subco and Mass, provided that the consideration per Mass Share offered in connection with such other means of causing such amalgamation or merger shall be at least equivalent in value to the consideration per Mass Share offered under the Offer. If Terra Nova Subco takes up and pays for Mass Shares under the Offer, representing at least a simple majority of the outstanding Mass Shares (on a fully-diluted basis), Mass has agreed to assist Terra Nova and Terra Nova Subco with any Subsequent Acquisition Transaction to acquire the remaining Mass Shares or cause the amalgamation or merger of Terra Nova Subco and Mass. If a Subsequent Acquisition Transaction is required, the amalgamation or merger of Terra Nova Subco and Mass may be delayed pursuant to the requirements of such transaction. For further information respecting Subsequent Acquisition Transactions please refer to the heading entitled “The Agreement — Subsequent Acquisition Transaction”.
BACKGROUND OF THE PROPOSED MASS ACQUISITION
In connection with Terra Nova’s long-term strategic plans, involving internal growth initiatives, acquisitions or business combinations, Terra Nova’s management has been seeking out and evaluating strategic acquisition candidates. Upon completion of the Arrangement and the deconsolidation of KID, the Terra Nova Board began reviewing opportunities and strategic alternatives to enhance Shareholder value in light of Terra Nova’s focus on the natural resources business. In the third quarter of 2010, the Company’s Board of Directors gave serious consideration as to whether or not a business combination with Mass could be accomplished on favourable terms.
On August 18, 2010, the Terra Nova Board approved the formation of the Terra Nova Special Committee, consisting of Ian Rigg and Indrajit Chaterjee, members of the Terra Nova Board, to review and consider the potential effects on the Company and its Shareholders of an acquisition of Mass. The resolution mandated the Terra Nova Special Committee to: (i) review and consider the potential effects and desirability of the acquisition of Mass on the Company and its Shareholders; (ii) to negotiate, review and consider the terms and investigate and evaluate all aspects of the acquisition of Mass and, if appropriate, enter into discussions; (iii) to consult with management and the professional advisors of the Company as the committee may deem necessary or advisable in relation to the acquisition of Mass; (iv) to conduct and carry out such investigations and take such actions in relation to the acquisition of Mass as the committee may deem necessary or advisable; (v) to report to the Terra Nova Board as to the foregoing matters and to make such recommendations thereon as the committee may consider appropriate and as would be in the best interests of the Company and its Shareholders; and (vi) to otherwise do all other such things as the committee may deem necessary or advisable in respect of the foregoing to assist the Terra Nova Board with fulfilling its fiduciary duties.
The Terra Nova Special Committee retained Raymond James commencing August 18, 2010 to act as its financial advisor in connection with the Offer. As part of the retention agreement between Raymond James and the Terra Nova Special Committee, Raymond James agreed to undertake a review of Terra Nova and Mass relating to, among other things, their respective operations and financial position, as well as other relevant financial, market and industry information. Based on such information gathered, Raymond James agreed to prepare a report on their financial analysis for review and discussion with the Terra Nova Special Committee. Additionally, Raymond James agreed to prepare and deliver to the Terra Nova Special Committee an opinion as to whether the Offer is fair from a financial point of view to the Shareholders.

On August 31, 2010, the Terra Nova Special Committee held a meeting, at which they reviewed the proposed transaction and discussed certain preliminary matters in connection with the proposed offer, including timing, certain accounting matters and the principal documents involved in the proposed transaction. Terra Nova’s legal counsel was present at the meeting and provided an overview of the Terra Nova Board’s fiduciary duties and potential conflicts of interest.
On September 1, 2010, the Terra Nova Special Committee entered into a non-binding term sheet with Mass, which summarized the principal terms of the Offer. The term sheet specified that the acquisition would be on a share-for-share exchange basis whereby Common Shares of Terra Nova would be exchanged for Mass Shares based on an exchange ratio founded upon the “net book value” of each of Terra Nova and Mass as at June 30, 2010, adjusted to reflect underlying values not reflected by applicable generally accepted accounting principles and other adjustments reflecting post-period matters and one-off items as mutually agreed. Based upon Terra Nova’s preliminary review, it was believed that such exchange ratio would be between 1.0 and 1.3 Common Shares for each Mass Share tendered. This assumption was based upon the number of Mass Shares outstanding as of the date of the term sheet.
Between September 1, 2010 and September 24, 2010, Terra Nova’s legal counsel conducted various due diligence in respect of Mass in connection with the proposed transaction. The due diligence included various meetings with management of Mass and its auditors regarding its operations and financial results.
From September 1, 2010 until September 24, 2010, the management teams and legal advisors of each of Terra Nova and Mass met frequently by telephone to negotiate the final structure of the proposed transaction, the terms of the Agreement, including the covenants and representations of the parties and the termination provisions and break fees payable thereunder.
On September 7, 2010, the Terra Nova Special Committee held a meeting, at which they reviewed and discussed the status of the transaction, the terms of the term sheet and the proposed timing of the transaction. At the meeting, legal counsel for Terra Nova was present and made a presentation to the Terra Nova Special Committee regarding the duties of the board of directors in respect of the transactions contemplated under the term sheet.
On September 20 and 21, 2010, the Chairman of the Terra Nova Special Committee met with management of each of Mass and Terra Nova and legal and financial advisors to discuss the proposed acquisition of Mass by Terra Nova and negotiate the final terms of the Agreement. These negotiations included, in particular, a discussion of the consideration under the Offer, break fees payable under the Agreement, the termination provisions thereunder and the covenants of both parties respecting the conduct of their respective businesses during the period of the Offer.
On September 22 and 23, 2010, the parties and their representatives conducted additional negotiations and finalized the Agreement.
On September 24, 2010, the Terra Nova Special Committee held a meeting to discuss Mass’s business, the risks and opportunities facing the companies and the strategic reasons for the Offer. The Chairman of the Special Committee also discussed the results of Terra Nova’s due diligence review, including the financial performance of the companies and the risks and opportunities facing the companies. At the meeting, Terra Nova’s legal counsel presented the Terra Nova Special Committee with an overview of the proposed Agreement.
At its September 24, 2010 meeting, the Terra Nova Special Committee also received a presentation from Raymond James respecting its Fairness Opinion, which included a detailed discussion of Raymond James’ analysis of both Terra Nova and Mass. At the meeting, Raymond James provided the Terra Nova Special Committee its oral Fairness Opinion that, as of such date, and based upon and subject to the assumptions, procedures, factors, qualifications and limitations set forth in its written opinion, the consideration being offered under the Offer was fair, from a financial point of view to Shareholders.
After concluding its discussions respecting the proposed transaction with Mass and receiving the oral Fairness Opinion of Raymond James, the Terra Nova Special Committee resolved to approve the Agreement and the Contemplated Transactions, including the Offer. The Terra Nova Special Committee resolved to recommend to the Terra Nova Board to, among other things, approve the Agreement and the Contemplated Transactions.

On September 24, 2010, after further discussions and deliberations and upon receiving the recommendation of the Terra Nova Special Committee, the Terra Nova Board unanimously (with the Chairman abstaining on account of his position as a director and officer of Mass) approved the Agreement and the Contemplated Transactions. The Agreement was executed by the parties on September 24, 2010. Each of Terra Nova and Mass issued press releases on September 27, 2010 announcing the Agreement and the proposed acquisition of Mass by Terra Nova.
The Offer Ratio
The Offer is part of a several step transaction, which includes the subsequent merger of Mass and Terra Nova Subco, designed to effect a combination with an exchange ratio for the Offer (the “Offer Ratio”) based upon the fully-diluted adjusted net book value per share of each company. For the purposes of the Offer and in settling the Offer Ratio thereunder, management and the boards of Terra Nova and Mass agreed that Terra Nova’s reported shareholders’ equity as at June 30, 2010 would be adjusted to reflect the Terra Nova Adjustments, being:
•	the Rights Offering;
•	the Third KID Distribution;
•	the change to the fair value of its royalty interest in the Wabush resource property;
•	the Arbitration Award; and
•	a Property Payment.
For the purposes of the Offer and settling the Offer Ratio, management and the boards of Terra Nova and Mass agreed that Mass’s reported shareholders’ equity as at June 30, 2010 would be adjusted to reflect the Mass Adjustments.
The effect of the Offer Ratio Adjustments to Terra Nova’s and Mass’s reported shareholders’ equity for the purposes of the Offer was as follows:

	June 30,
	2010
	(dollars in thousands)
Terra Nova Shareholders’ equity
Historical amount	$206,567
Terra Nova Adjustments:
Rights Offering	49,970
Property Payment	303
Arbitration award	6,408
Revaluation of interest in Wabush resource property, net of taxes, pursuant to IFRS	121,000
Third KID Distribution	(46,705)

Pro forma for the Terra Nova Adjustments	337,543

Shares outstanding	37,897,538	(1)

Adjusted shareholders’ equity per share for the Offer Ratio	$8.91

(1)	Includes 328,239 Terra Nova Common Shares held by Mass which will be eliminated after completion of the Offer.

	June 30,
	2010
	(dollars in thousands)
Mass Shareholders’ equity
Historical amount	$215,362
Mass Adjustments:
Fair value of resource property	18,000
Conversion of debt instruments	2,610

Pro forma for the Mass Adjustments	$235,972

Shares outstanding	26,204,716	(1)

Adjusted shareholders’ equity per share for the Offer Ratio	$9.00

(1)	Includes 1,203,627 Mass Shares held by Terra Nova which will be eliminated after completion of the Offer.

The Terra Nova Adjustments for the purposes of the Offer all represent actual events that have been implemented or occurred subsequent to June 30, 2010 and will be reflected in its next interim quarterly financial statements, other than the increase in the fair value of the royalty interest in the Wabush resource property pursuant to IFRS. This interest is comprised of a mining sub-lease for the Wabush iron-ore mine in Newfoundland and Labrador, Canada. Under the sub-lease, the mine owner pays to Terra Nova a royalty payment based upon the amount of iron ore pellets shipped from the mine to Point Noire, Quebec. The mining sub-lease commenced in 1956 and runs to 2055. Between 2005 to the end of 2009, gross annual royalty payments under the sub-lease have fluctuated from a low of $16.4 million to a high of $31.3 million. Currently, this interest is recorded on Terra Nova’s books at $26.1 million. The increase in its fair value is expected to occur once Terra Nova adopts IFRS as required for Canadian companies currently applying Canadian generally accepted accounting principles. Such an increase is not currently permitted under Canadian GAAP and U.S. GAAP.
Based upon the Offer Ratio Adjustments, for the purposes of the Offer, the parties determined and agreed that the fully diluted adjusted net book value per share of each party was approximately equal and formed the basis for the agreed Offer Ratio.
The Offer Ratio Adjustments reflect agreed upon adjustments to each party’s shareholders’ equity on a stand-alone basis. They do not, and are not intended to, represent or be indicative of the consolidated financial position of Terra Nova or Mass as at the date presented. These Offer Ratio Adjustments are not in accordance with generally accepted accounting principles for the Offer, reflect adjustments not related to the Offer and do not reflect all adjustments and eliminations required to give pro forma effect to the Offer. They are not, and should not, be taken as representative of the financial position of Terra Nova after giving pro forma effect to the Offer. For a discussion of and to see the pro forma effect of the Offer in accordance with generally accepted accounting principles, refer to the pro forma financial statements and notes thereto attached as Appendix “E” to this Circular.
THE OFFER
Terms of the Offer
Pursuant to the terms of the Agreement, Terra Nova and Terra Nova Subco agreed to make the Offer to acquire each outstanding Mass Share in exchange for one Common Share. The Offer shall be made for all outstanding Mass Shares to all Mass Shareholders. Mass Shareholders will be receiving the offering document and related transmittal materials, which the Company will file with the SEC as part of a registration statement on Form F-4. For further information respecting such registration statement please refer to the section of this Circular entitled “The Share Issuance Resolution — Registration Statement”.
The Offer is designed to effect a combination with an exchange ratio based upon the fully-diluted net book value per share of each company adjusted as agreed by the parties.
If Terra Nova acquires 90% or more of the Mass Shares to which the Offer relates, Terra Nova intends to acquire the remaining Mass Shares that it does not already own through a Compulsory Acquisition procedure under the Barbados Act. Mass Shareholders will not have a right to vote in a Compulsory Acquisition. In a Compulsory Acquisition, Mass Shareholders who do not accept the Offer may elect to either: (i) receive the same consideration received by any accepting Mass Shareholder under the Offer; or (ii) receive the fair value of their Mass Shares in accordance with the procedures under the Barbados Act. If the Company does not achieve the 90% threshold, the Compulsory Acquisition procedure cannot be implemented.
Upon the acquisition by Terra Nova or Terra Nova Subco of all of the outstanding Mass Shares, the Agreement provides for the Merger of Terra Nova Subco and Mass pursuant to the Barbados Act. The Agreement provides that if the Merger cannot be consummated for any reason, Terra Nova and Terra Nova Subco will use their commercially reasonable efforts to pursue other means of causing the amalgamation or merger of Terra Nova Subco and Mass, provided that the consideration per Mass Share offered thereby shall be at least equivalent in value to the consideration per Mass Share offered under the Offer. If Terra Nova Subco takes up and pays for Mass Shares under the Offer and meets the Minimum Tender Condition, Mass has agreed to assist Terra Nova and Terra Nova Subco with any Subsequent Acquisition Transaction to acquire the remaining Mass Shares or cause the amalgamation or merger of Terra Nova Subco and Mass. If a Subsequent Acquisition Transaction is required, the amalgamation or merger of Terra Nova Subco and Mass may be delayed pursuant to the requirements of such transaction. For further information respecting Subsequent Acquisition Transactions please refer to the section of this Circular entitled “The Agreement — Subsequent Acquisition Transaction”.

Terra Nova reserves the right, in its sole discretion, at any time and from time to time consistent with applicable laws and the terms of the Agreement, to change the terms of the Offer including, among other things, by increasing the number of Common Shares issuable under the Offer or introducing alternative forms of consideration that Mass Shareholders may elect to receive or changing the form of or procedures for the acquisition of Mass. If any term of the acquisition of Mass set forth in the offering documents and described in this Circular change in a manner that the Company determines is material to the Shareholders, it will amend this Circular to inform Shareholders of the change and, if legally required, resolicit proxies from Shareholders.
Conditions of the Offer
Notwithstanding the provisions of the Agreement, Terra Nova and Terra Nova Subco have the right to withdraw or terminate the Offer and not be required to accept for payment, take up, purchase or pay for any Mass Shares deposited under the Offer unless all of the following conditions have been satisfied (or waived by Terra Nova and Terra Nova Subco) at or prior to the Expiry Time:
•
Minimum Tender Condition — A minimum of 50.1% of the Mass Shares then outstanding, including any Mass Shares held by the Company and its affiliates (calculated on a fully-diluted basis) shall have been validly deposited under the Offer and not withdrawn;

•	Approval of Share Issuance Resolution — The Share Issuance Resolution shall have been approved by the Shareholders;
•	Support of Mass Board — The Mass Board shall not have withdrawn or modified, in any manner (other than non-substantive modifications), its approval or recommendation of the Offer;
•
Waiver of Mass Rights Plan — The Company shall have determined, acting reasonably, that, on terms satisfactory to Terra Nova, the Mass Rights Plan does not provide rights to the Mass Shareholders to purchase any securities of Mass as a result of any Contemplated Transactions under the Agreement, and does not and will not adversely affect the Offer, Terra Nova, its subsidiaries or any of its affiliates either before or on consummation of the applicable Contemplated Transactions;

•
Receipt of Government Approvals — All government and regulatory approvals, waiting or suspensory periods, waivers, permits, consents, reviews, investigations, orders, rulings, decisions, statements of no objection and exemptions (including, without limitation, those required under laws and those of any stock exchange or other securities regulatory authority), which the Company shall have determined, acting reasonably, are necessary or desirable to complete the Offer, shall have been obtained or concluded or, in the case of waiting or suspensory periods, expired or been terminated, each on terms and conditions satisfactory to Terra Nova, acting reasonably;

•
Effectiveness of Registration Statement —The registration statement on Form F-4, filed by the Company in connection with the shares issuable under the Offer, shall have been declared effective by the SEC;

•	Agreement — The Agreement shall not have been terminated in accordance with its terms;

•
Absence of Litigation — Terra Nova shall have determined, acting reasonably, that (i) no act, action, suit or proceeding shall have been threatened or taken before or by any domestic or foreign court, tribunal or governmental agency or other regulatory authority or administrative agency or commission or by any elected or appointed public official or private person (including, without limitation, any individual, corporation, firm, group or other entity) whether or not having the force of law, and (ii) no law shall have been proposed, enacted, promulgated or applied, in either case:

(A)
to cease trade, enjoin, prohibit, make illegal or impose material limitations or conditions on the purchase by or the sale to Terra Nova or Terra Nova Subco of the Mass Shares, or the right of Terra Nova or Terra Nova Subco to own or exercise full rights of ownership of the Mass Shares or the consummation of a Contemplated Transaction;

(B)	which, if the Offer (or any Contemplated Transaction) were consummated, would reasonably be expected to have a Material Adverse Effect in respect of Mass or Terra Nova;
(C)
which would materially and adversely affect (i) the value of the Mass Shares to Terra Nova or Terra Nova Subco, or (ii) the ability of Terra Nova and Terra Nova Subco to proceed with the Offer, acquire the Top-Up Shares, effect any Contemplated Transaction and/or take up and pay for any Mass Shares deposited under the Offer or any Contemplated Transaction;

(D)
seeking to prohibit or limit the ownership or operation by Terra Nova or Terra Nova Subco of any material portion of the business or assets of Mass or a subsidiary or a significant investee of Mass or to dispose of or hold separate any material portion of the business or assets of such parties as a result of the Offer (or any Contemplated Transaction);

(E)	seeking to or compelling Terra Nova or Terra Nova Subco to dispose of any Mass Shares; or
(F)	seeking to impose damages on Terra Nova, Mass or any of their respective affiliates as a result of the Contemplated Transactions;
•
Absence of Legal Prohibitions — There shall not exist any prohibition at law against Terra Nova or Terra Nova Subco making or maintaining the Offer or taking up and paying for any Mass Shares deposited under the Offer or completing a Contemplated Transaction;

•
No Material Adverse Effect — Terra Nova shall have determined, acting reasonably, that there does not exist and shall not have occurred (or, if there does exist or shall have occurred prior to the commencement of the Offer, there shall not have been disclosed generally by way of press release and material change report or to Terra Nova in writing on or before the execution and delivery of the Agreement) any change (or any condition, event or development involving a prospective change) in the business, operations (including results of operations), properties, assets, liabilities (including contingent liabilities that may arise through outstanding, pending or threatened litigation), condition (financial or otherwise), operations, results of operations, prospects, of Mass or any of Mass’s subsidiaries or significant investees that, when considered either individually or in the aggregate, has resulted or would reasonably be expected to result in a Material Adverse Effect in respect of Mass, or which, if the Contemplated Transactions were consummated, would be reasonably expected to have a Material Adverse Effect in respect of Terra Nova;

•
Compliance by Mass — Mass shall have complied in all material respects with its covenants and obligations under the Agreement to be complied with at or prior to the Expiry Time (without giving effect to, applying or taking into consideration any material qualification already contained in such covenant or obligation);

•
Absence of Misrepresentations — Terra Nova shall not have become aware of any untrue statement of a material fact, or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made and at the date it was made (after giving effect to all subsequent filings in relation to all matters covered in earlier filings), in any document filed by or on behalf of Mass with any securities commission or similar securities regulatory authority or any applicable stock exchange or self-regulatory authority, including any prospectus, financial statement, management proxy circular, press release or any other document so filed by Mass which Terra Nova shall have determined in its reasonable judgment constitutes a Material Adverse Effect in respect of Mass or, if the Offer or Subsequent Acquisition Transaction were consummated, would reasonably be expected to have a Material Adverse Effect in respect of Terra Nova;

•	NYSE Approval — Terra Nova shall have received approval from the NYSE for the listing of Common Shares issuable pursuant to the Offer on the NYSE; and
•
Absence of Certain Events — There shall not have occurred (A) any general suspension of trading in securities on the NYSE, the American Stock Exchange or on the NASDAQ, for a period in excess of twenty-four hours (excluding suspensions or limitations resulting solely from physical damage or interference with such exchanges not related to market conditions), (B) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States (whether or not mandatory), (C) any limitation or proposed limitation (whether or not mandatory) by any United States governmental authority that has a material adverse effect generally on the extension of credit by banks or other financial institutions, (D) the commencement of a war involving the United States that, in the reasonable judgment of Terra Nova, materially affects Terra Nova, Mass, Terra Nova’s ability to consummate the Offer or materially adversely affects securities markets in the United States generally or (E) in the case of any of the situations in clauses (A) through (D) above existing at the time of the commencement of the Offer, a material acceleration or worsening thereof.

Acquisition of Mass Shares not Deposited
It is Terra Nova’s current intention that if it takes up, through Terra Nova Subco, and pays for Mass Shares deposited under the Offer, it will enter into one or more Subsequent Acquisition Transactions to enable it to acquire all Mass Shares not acquired pursuant to the Offer and/or effect the Merger. There is no assurance that such transaction will be completed.
Compulsory Acquisition
The Barbados Act permits an offeror to acquire the securities not tendered to a take-over bid for securities of a particular class of securities of a corporation if, within 120 days after the date of the take-over bid, it is accepted by the holders of not less than 90% of the securities to which the take-over bid relates, other than securities held at the date of the take-over bid by or on behalf of Terra Nova or its affiliates or associates (as such terms are defined in the legislation).
If, within 120 days after the date of the Offer, the Offer has been accepted by Mass Shareholders of not less than 90% of the outstanding Mass Shares as at the Expiry Time, excluding Mass Shares held on the date of the Offer by Terra Nova or its affiliates or associates, Terra Nova may, through Terra Nova Subco, to the extent possible, acquire (a “Compulsory Acquisition”) the remainder of the Mass Shares from those Mass Shareholders who have not accepted the Offer on the same terms as such Mass Shares were acquired under the Offer, pursuant to the provisions of the Barbados Act. Mass Shareholders will not have a right to vote in a Compulsory Acquisition. In a Compulsory Acquisition, Mass Shareholders who do not accept the Offer may elect to either: (i) receive the same consideration received by any accepting Mass Shareholder under the Offer; or (ii) receive the fair value of their Mass Shares in accordance with the procedures under the Barbados Act. If the Company does not achieve the 90% threshold, the Compulsory Acquisition procedure cannot be implemented.
If a Compulsory Acquisition cannot be effected, Terra Nova currently intends to acquire Mass Shares not tendered to the Offer pursuant to a Subsequent Acquisition Transaction, as discussed in the section of this Circular entitled “The Agreement — Subsequent Acquisition Transaction”.

The Merger
If Terra Nova, including through Terra Nova Subco or any other affiliates, acquires sufficient Mass Shares pursuant to the Offer, the Top-Up Option or any Subsequent Acquisition Transaction or Contemplated Transaction, it plans to cause the Merger of Terra Nova Subco and Mass. The Agreement provides that, upon the acquisition by Terra Nova or Terra Nova Subco of all the Mass Shares, either by way of the Offer or otherwise, and in accordance with the Barbados Act, Terra Nova Subco, at the Effective Time, shall be amalgamated with Mass pursuant to Section 209 of the Barbados Act (the “Merger”). As a result of the Merger, the resulting amalgamated corporation shall continue as the surviving corporation of the Merger and would be a wholly-owned subsidiary of Terra Nova.
Subsequent Acquisition Transaction
If the Merger cannot be consummated for any reason or Terra Nova and Terra Nova Subco choose not to proceed with the Merger, Mass has agreed to assist Terra Nova and Terra Nova Subco in connection with any Subsequent Acquisition Transaction, which includes any proposed amalgamation, statutory arrangement, amendment to articles, consolidation, capital reorganization or other transaction involving Mass, Terra Nova or a Terra Nova subsidiary that Terra Nova may, in its sole discretion, undertake to pursue. For further information respecting Subsequent Acquisition Transactions, please refer to the section of this Circular entitled “The Agreement — Subsequent Acquisition Transaction”.
Ownership of Terra Nova after Completion of the Mass Acquisition
The Company estimates that, if it issued 25,001,089 of the Common Shares pursuant to the Offer, existing Shareholders would own approximately 60% of the Common Shares outstanding immediately after the Mass acquisition. Additional Common Shares may be issued to Mass pursuant to the exercise of the Top-Up Option. See the heading entitled “The Agreement — Top-Up Option”.
United States and Canadian Tax Consequences of Share Issuance
The issuance of the Common Shares in connection with the Offer will not result in any Canadian or United States federal income tax consequences to Terra Nova or its Shareholders.
THE AGREEMENT
Terra Nova, Terra Nova Subco and Mass entered into the Agreement on September 24, 2010. The Agreement sets forth, among other things: (i) the terms and conditions upon which Terra Nova Subco agreed to make the Offer and Mass agreed to recommend that the Mass Shareholders accept the Offer; and (ii) the subsequent Merger of Terra Nova Subco and Mass.
The following is a summary of certain provisions of the Agreement. It does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the provisions of the Agreement which is available on SEDAR at www.sedar.com.
Terra Nova has agreed to make the Offer, through Terra Nova Subco, on the terms and conditions set forth in the Agreement. For a description of the conditions to the Offer set out in the Agreement, please refer to the section of this Circular entitled “The Offer — Conditions of the Offer”.
Terra Nova Subco may, in its sole discretion, modify or waive any term or condition of the Offer; provided that Terra Nova Subco shall not, without the prior consent of Mass, increase the Minimum Tender Condition, impose additional conditions to the Offer, decrease the consideration per Mass Share, decrease the number of Mass Shares in respect of which the Offer is made, change the form of consideration payable under the Offer (other than to increase the total consideration per Mass Share and/or add additional consideration or consideration alternatives) or otherwise vary the Offer or any terms or conditions thereof (which for greater certainty does not include a waiver of a condition) in a manner which is adverse to the Mass Shareholders. Additionally, Terra Nova Subco may not, without the prior written consent of Mass, decrease (including by waiver thereof) the Minimum Tender Condition to less than 50.01% of the Mass Shares (calculated on a fully-diluted basis), provided that Terra Nova Subco may do so in order to take up no more than 20% of the then outstanding Mass Shares under the Offer.
For further information respecting the Offer, please refer to the section of this Circular entitled “The Offer”.

Support of the Offer
Mass has announced that the Mass Board, upon consultation with its financial and legal advisors and on receipt of a recommendation from a special committee of its directors, has unanimously approved (with the Chairman abstaining on account of his position as a director and officer of Terra Nova) entering into the Agreement and determined that the Offer is fair, from a financial point of view, to Mass Shareholders and that the Offer is in the best interests of Mass. Accordingly, the Mass Board has resolved unanimously (with the Chairman abstaining on account of his position as a director and officer of Terra Nova) to recommend to Mass Shareholders that they accept the Offer and deposit their Mass Shares under the Offer. Mass has agreed to take all reasonable actions to support the Offer and ensure that the Offer will be successful.
Mass Rights Plan
Mass and the Mass Board have agreed to take all action necessary to ensure that: (a) the Separation Time (as defined in the Mass Rights Plan) of the rights under the Mass Rights Plan does not occur in connection with the Agreement and any of the Contemplated Transactions; and (b) the Mass Rights Plan does not otherwise interfere with or impede the success of the Contemplated Transactions. Mass further agreed that it will not waive the application of the Mass Rights Plan to any Acquisition Proposal unless it is a Superior Proposal and the five business day right to match period provided for in the Agreement has expired, nor amend the Mass Rights Plan or authorize, approve or adopt any other shareholder rights plan or enter any agreement providing therefor.
Board Representation
At the time that at least a majority of the then outstanding Mass Shares (calculated on a fully-diluted basis) are acquired by Terra Nova, Terra Nova Subco or any affiliate of Terra Nova, and from time to time thereafter, Terra Nova will be entitled to designate such number of members of the Mass Board, and any committees thereof, as is proportionate to the percentage of the outstanding Mass Shares beneficially owned from time to time by Terra Nova, Terra Nova Subco and any affiliate of Terra Nova (the “Terra Nova Percentage”), and Mass has agreed not to frustrate Terra Nova’s attempt to do so and to co-operate fully with Terra Nova, subject to all applicable laws, to enable Terra Nova’s designees to be elected or appointed to the Mass Board and any committee thereof and to constitute the Terra Nova Percentage including, at the request of Terra Nova, using its reasonable best efforts to increase the size of the Mass Board and to secure the resignations of such directors as Terra Nova may request.
No Solicitation Covenant
Mass has agreed that on and after the date of the Agreement, except as provided in the Agreement, it will not, and it will cause each of its subsidiaries not to, directly or indirectly, through any officer, director or representative (including financial or other advisors) of Mass or any subsidiary, or consultant to Mass previously identified to Terra Nova (collectively, the “Mass Parties”), take any action of any kind that might reasonably be expected to, directly or indirectly, interfere with the successful acquisition of the Mass Shares by Terra Nova Subco under the Offer and/or the Contemplated Transactions, including any action to:
•
make, solicit, assist, initiate, knowingly encourage or otherwise facilitate (including by way of furnishing information, permitting any visit to any facilities or properties of Mass or any subsidiary of Mass or a significant investee of Mass or entering into any form of written or oral agreement, arrangement or understanding) any inquiries, proposals or offers regarding an Acquisition Proposal;

•
engage or participate in any discussions or negotiations regarding, or provide any information with respect to, any Acquisition Proposal or cooperate in any way, or assist or participate in, facilitate or encourage an effort or attempt by another person to do or seek to do any of the foregoing, provided that Mass may advise any person making an unsolicited Acquisition Proposal that such Acquisition Proposal does not constitute a Superior Proposal when the Mass Board has so determined;

•
withdraw, modify or qualify, or propose publicly to withdraw, modify or qualify, in any manner adverse to Terra Nova or Terra Nova Subco, the approval or recommendation of the Mass Board or any committee thereof of the Agreement or the Offer;

•	approve or recommend, or propose publicly to approve or recommend any Acquisition Proposal; or
•	accept or enter into, or publicly propose to accept or enter into, any letter of intent, agreement in principle, agreement, arrangement or undertaking related to any Acquisition Proposal.
The Agreement defines an “Acquisition Proposal” as: (a) any merger, take-over bid, issuer bid, amalgamation, plan of arrangement, business combination, consolidation, recapitalization, tender offer, issuer bid, reorganization, dividend, distribution, liquidation, dissolution or winding-up in respect of Mass or any of its subsidiaries; (b) any sale or acquisition of any of the assets of Mass (other than sales of products in the ordinary course of business consistent with past practice and other than sales or acquisitions that are not prohibited under the Agreement); (c) any sale or acquisition of an equity interest in Mass or of any subsidiary of Mass or rights or interests therein or thereto (other than a sale or acquisition that is not prohibited under the Agreement); (d) any sale by Mass or by any subsidiary of Mass of an interest in any significant investee of Mass (other than a sale that is not prohibited under the Agreement); (e) any similar business combination or transaction of or involving Mass or any subsidiary of Mass or any significant investee of Mass, other than with Terra Nova or any subsidiary of Terra Nova; or (f) any proposal or offer to, or public announcement of an intention to do, any of the foregoing from any person other than Terra Nova or any subsidiary of Terra Nova.
Mass has agreed to immediately cease, and to instruct its advisors and other representatives and agents to cease and cause to be terminated, any existing solicitation, discussion or negotiation with any person (other than Terra Nova), by or on behalf of Mass or any of its subsidiaries or significant investee of Mass or any Mass Party with respect to or which could lead to any potential Acquisition Proposal, whether or not initiated by Mass or any of its subsidiaries or any Mass Party, and to discontinue access to any data rooms. Mass has agreed to request the return or destruction of all information provided to any third parties who have entered into a confidentiality agreement with Mass relating to any potential Acquisition Proposal and to use all commercially reasonable efforts to ensure that such requests are honoured in accordance with the terms of such confidentiality agreements.
Mass has agreed not to waive or release any person from, or fail to enforce on a timely basis any confidentiality agreement or standstill agreement or amend any such agreement (except to allow the person to propose confidentially to the Mass Board an Unsolicited Proposal or otherwise make a Superior Proposal), provided that the remaining provisions of the Agreement are complied with.
The Agreement defines an “Unsolicited Proposal” as a bona fide unsolicited Acquisition Proposal to purchase or otherwise acquire, directly or indirectly, by means of a merger, take-over bid, amalgamation, plan of arrangement, business combination, consolidation, recapitalization, liquidation, winding-up or similar transaction, all of the Mass Shares and offering or making available to all Mass Shareholders the same consideration in form and amount per Mass Share to be purchased or otherwise acquired.
Ability of Mass to Accept a Superior Proposal
Mass has agreed not to accept, approve or recommend, nor enter into any agreement (other than a confidentiality agreement permitted under the Agreement) relating to an Acquisition Proposal unless:
•	the Acquisition Proposal constitutes a Superior Proposal;
•	Mass has complied with its no solicitation covenant;
•
Mass has given Terra Nova and Terra Nova Subco notice in writing that there is a Superior Proposal, and all documentation relating to and detailing the Superior Proposal, at least five clear business days before the Mass Board proposes to accept, approve, recommend or enter into any agreement relating to such Superior Proposal;

•
five clear business days have elapsed from the later of the date that Terra Nova received the notice and other documentation referred to in the bullet above in respect of the Acquisition Proposal and the date that Terra Nova received notice of Mass’s proposed determination to accept, approve, recommend or enter into any agreement relating to such Superior Proposal and, if Terra Nova and Terra Nova Subco have proposed to amend the terms of the Agreement and the Offer in accordance with the Agreement, the Mass Board (after receiving advice from its financial advisors and outside legal counsel) has determined in good faith that the Acquisition Proposal is a Superior Proposal compared to the proposed amendment to the terms of the Offer by Terra Nova Subco;

•	Mass concurrently terminates the Agreement in order to enter into a definitive agreement with respect to the Superior Proposal, under the terms of the Agreement; and
•	Mass has previously, or concurrently will have, paid to Terra Nova the Terra Nova Termination Payment.
The Agreement defines a “Superior Proposal” as an Acquisition Proposal received after September 24, 2010 that: (a) complies with all applicable laws; (b) is not subject to a financing contingency and in respect of which such person has delivered to the Mass Board a letter of commitment of one or more financial institutions of nationally recognized standing, such letter(s) committing the required funds to effect payment in full for all of the Mass Shares (on a fully-diluted basis); (c) is not subject to any due diligence and/or access condition; (d) that the Mass Board has determined in good faith (after receipt of advice from the Mass Financial Advisor and with its outside legal counsel) is reasonably capable of completion without undue delay taking into account all legal, financial, regulatory and other aspects of such Acquisition Proposal and the person making such Acquisition Proposal; and (e) in respect of which the Mass Board determines in good faith after receipt of advice from its outside legal counsel that failure to recommend such Acquisition Proposal to Mass Shareholders would be inconsistent with its fiduciary duties and from the Mass Financial Advisor that such Acquisition Proposal would, if consummated in accordance with its terms (but not assuming away any risk of non-completion), result in a transaction more favourable to the Mass Shareholders from a financial point of view than the Offer (including any adjustment to the terms and conditions of the Offer proposed by Terra Nova Subco pursuant to the Agreement).
Terra Nova’s Right to Match
Under the Agreement, Mass has agreed that, during the five business day periods referred to above or such longer period as Mass may approve for such purpose, Terra Nova and Terra Nova Subco will have the opportunity, but not the obligation, to propose to amend the terms of the Agreement and the Offer. Mass has agreed that it will co-operate with Terra Nova and Terra Nova Subco, including negotiating in good faith with Terra Nova and Terra Nova Subco to enable Terra Nova and Terra Nova Subco to make such adjustment to the terms and conditions of the Agreement and the Offer as Terra Nova and Terra Nova Subco deem appropriate and as would enable Terra Nova and Terra Nova Subco to proceed with the Offer and any Contemplated Transaction on such adjusted terms. The Mass Board will review any proposal by Terra Nova and Terra Nova Subco to amend the terms of the Offer in order to determine, in good faith in the exercise of its fiduciary duties, whether the proposal to amend the Offer would result in the Acquisition Proposal not being a Superior Proposal compared to the proposed amendment to the terms of the Offer.
Top-Up Option
Pursuant to the Agreement, Mass granted Terra Nova and Terra Nova Subco an assignable and irrevocable option (the “Top-Up Option”) to purchase from Mass up to such number of newly issued Mass Shares (such shares to be issued pursuant to the Top-Up Option, the “Top-Up Shares”) that is equal to the number of Mass Shares that, when added to the number of Mass Shares owned by Terra Nova and Terra Nova Subco at the time of exercise of the Top-Up Option (excluding any Mass Shares held by Terra Nova and Terra Nova Subco or its affiliates at the time of commencement of the Offer), constitutes one share more than ninety percent (90%) of the number of Mass Shares that would be outstanding immediately after the issuance of the Top-Up Shares, provided, however, that Mass’s obligation to deliver the Top-Up Shares on the exercise of the Top-Up Option is subject to Terra Nova and/or Terra Nova Subco having accepted all Mass Shares tendered in the Offer and not withdrawn and will have met or exceeded the Minimum Tender Condition.

The Agreement provides that the consideration for any Mass Shares acquired under the Top-Up Option must be equivalent to the consideration provided to Mass Shareholders under the Offer. Terra Nova may pay such consideration under the Top-Up Option in the form of (a) Common Shares of Terra Nova; (b) in cash (based upon the closing trading price of the Common Shares on the last business day prior to the date of delivery of the notice exercising the Top-Up Option multiplied by the number of Top-Up Shares being acquired pursuant to the Top-Up Option); or (c) if permitted under law, a full recourse promissory not having a principal amount equal to the aggregate cash purchase price for the Top-Up Shares.
The Share Issuance Resolution includes the approval of the issuance of Common Shares in connection with the Top-Up Option.
Subsequent Acquisition Transaction
If the Merger cannot be consummated for any reason, Terra Nova and Terra Nova Subco will use their commercially reasonable efforts to pursue other means of causing an amalgamation or merger of Terra Nova Subco and Mass, provided that the consideration per Mass Share offered in connection with such other means of causing such amalgamation or merger shall be at least equivalent in value to the consideration per Mass Share offered under the Offer. If Terra Nova Subco takes up and pays for Mass Shares under the Offer representing at least a simple majority of the outstanding Mass Shares (calculated on a fully-diluted basis as at the Expiry Time), Mass will assist Terra Nova and Terra Nova Subco in connection with any proposed amalgamation, statutory arrangement, amendment to articles, consolidation, capital reorganization or other transaction involving Mass, Terra Nova or a Terra Nova subsidiary that Terra Nova may, in its sole discretion, undertake to pursue (a “Subsequent Acquisition Transaction”) to acquire the remaining Mass Shares or cause the amalgamation or merger of Terra Nova Subco and Mass, provided that the consideration per Mass Share offered in connection with the Subsequent Acquisition Transaction is at least equivalent in value to the consideration per Mass Share offered under the Offer.
Termination of the Agreement
The Agreement may be terminated at any time prior to the Effective Time:
•	by mutual written consent of Terra Nova, Terra Nova Subco and Mass;
•	by Mass, if Terra Nova does not mail the Circular by 11:59 p.m. (Vancouver time) on October 7, 2010;
•
by Terra Nova or Terra Nova Subco on or after October 7, 2010, if any condition to making the Offer for Terra Nova’s benefit is not satisfied or waived by such date other than as a result of a default by Terra Nova or Terra Nova Subco under the terms of the Agreement;

•
by Terra Nova or Terra Nova Subco, if the Minimum Tender Condition or any other condition of the Offer is not satisfied or waived at or prior to the Expiry Time and Terra Nova Subco has not elected to waive such condition to the extent permitted by the Agreement;

•
by Mass, if Terra Nova Subco does not take up and pay for the Mass Shares deposited under the Offer by the date that is three months following the date of mailing of the Offer documents, subject to certain conditions, provided that if the take-up and payment of Mass Shares deposited under the Offer has been delayed as a result of an injunction or order made by a governmental entity, or Terra Nova or Terra Nova Subco’s failure to get any waiver, consent or approval of any governmental entity, which is necessary to permit Terra Nova Subco to take-up and pay for Mass Shares deposited under the Offer. The Agreement may not be terminated by Mass for the foregoing reasons until the fifth business day following the date on which such injunction or order ceases to be in effect or such waiver, consent or approval is obtained or six months from the date of mailing of the Offer documents, whichever occurs first;

•
by Terra Nova or Terra Nova Subco, if Mass is in default of any of its no solicitation covenants or obligations under the Agreement, is in material default of any other covenant or obligation under the Agreement or if any representation or warranty of Mass under the Agreement shall have been untrue or incorrect on September 24, 2010 or shall have become untrue or incorrect in any material respect at any time prior to the date on which designees of Terra Nova represent a majority of the Mass Board (without giving effect to, applying or taking into consideration any materiality or Material Adverse Effect qualification already contained within such representation or warranty) where such default of the covenants or obligations under the Agreement (other than any non-solicitation covenant or obligation) or inaccuracy is not curable or, if curable, is not cured by the earlier of the date which is 15 days from the date of written notice of such breach and the date on which designees of Terra Nova represent a majority of the Mass Board;

•
by Mass, if Terra Nova or Terra Nova Subco is in material default of any covenant or obligation under the Agreement and such default is not curable or, if curable, is not cured by the earlier date which is five days from the date of written notice of such breach and the date on which designees of Terra Nova represent a majority of the Mass Board;

•
by Mass, if any representation or warranty of Terra Nova or Terra Nova Subco under the Agreement is untrue or incorrect in any material respect on September 24, 2010 or shall have become untrue or incorrect in any material respect at any time prior to the date on which designees of Terra Nova represent a majority of the Mass Board and such inaccuracy is reasonably likely to prevent, restrict or materially delay the consummation of the Offer and is not curable or, if curable, is not cured by the earlier of the date which is 15 days from the date of written notice of such breach and the date on which designees of Terra Nova represent a majority of the Mass Board;

•
by Terra Nova or Terra Nova Subco, if: (i) the Mass Board fails to publicly reaffirm its approval of the Offer in accordance with the terms of the Agreement; (ii) the Mass Board or any committee thereof withdraws, modifies, changes or qualifies its approval or recommendation of the Agreement or the Offer in any manner adverse to Terra Nova; (iii) the Mass Board or any committee thereof recommends or approves or publicly proposes to recommend or approve an Acquisition Proposal; or (iv) Mass fails to take any action with respect to the Mass Rights Plan to defer the Separation Time (as such term is defined in the Mass Rights Plan) of the rights thereunder or to allow the timely completion of the Offer or other Contemplated Transactions;

•
by Mass, if Mass proposes to enter into a definitive agreement with respect to a Superior Proposal in compliance with the provisions of the Agreement provided that Mass has previously or concurrently will have paid to Terra Nova the Terra Nova Termination Payment and further provided that Mass has not breached in a material respect any of its covenants, agreements or obligations in the Agreement;

•
by Terra Nova or Terra Nova Subco if: (i) any court of competent jurisdiction or other governmental authority issues an order, decree or ruling enjoining or otherwise prohibiting any of the Contemplated Transactions (unless such order, decree or ruling has been withdrawn, reversed or otherwise made inapplicable); or (ii) any litigation or other proceeding is pending or has been threatened to be instituted by any person or governmental authority, which, in the good faith judgment of Terra Nova or Terra Nova Subco, could reasonably be expected to result in a decision, order, decree or ruling which enjoins, prohibits, grants damages in a material amount in respect of, or materially impairs the benefits of, any of the Contemplated Transactions; or

•	by either Terra Nova, Terra Nova Subco or Mass if the approval of the Share Issuance Resolution is not obtained at the Meeting.

Termination Payment
Pursuant to the Agreement, Mass will be entitled to a cash termination payment from Terra Nova in the amount of $6,000,000 (the “Mass Termination Payment”) if the Agreement is terminated as a result of Terra Nova being in material breach of its obligations under the Agreement with respect to the preparation and mailing of this Circular and the holding of the Meeting, provided however that Mass will not be entitled to such payment if it is in breach of its obligations respecting the same.
Pursuant to the Agreement, Terra Nova will be entitled to a cash termination payment from Mass in the amount of $6,000,000 (the “Terra Nova Termination Payment”) if:
•
the Agreement is terminated by Terra Nova or Terra Nova Subco as a result of: (i) the Mass Board failing to publicly reaffirm its approval of the Offer in accordance with the terms of the Agreement; (ii) the Mass Board or any committee thereof withdraws, modifies, changes or qualifies its approval or recommendation of the Agreement or the Offer in any manner adverse to Terra Nova; (iii) the Mass Board or any committee thereof recommends or approves or publicly proposes to recommend or approve an Acquisition Proposal; or (iv) Mass fails to take any action with respect to the Mass Rights Plan to defer the Separation Time of the rights thereunder or to allow the timely completion of the Offer or other Contemplated Transactions;

•	the Agreement is terminated by Mass if Mass proposes to enter into a definitive agreement with respect to a Superior Proposal in compliance with the provisions of the Agreement; or
•
during the period commencing on the date of the Agreement and ending 12 months following the termination of the Agreement: (i) a Competing Proposal is consummated; or (ii) the Mass Board approves or recommends a Competing Proposal, or Mass enters into a definitive agreement with respect to a Competing Proposal;

provided, in each case, that Terra Nova is not in material default in the performance of its obligations under the Agreement.
The Agreement defines a “Competing Proposal” as: (a) any merger, take-over bid, amalgamation, plan of arrangement, business combination, consolidation, or similar transaction in respect of Mass; (b) any purchase or other acquisition by a person of such number of Mass Shares or any rights or interests therein or thereto which together with such person’s other direct or indirect holdings of Mass Shares and the holdings of any other person or persons with whom such first person may be acting jointly or in concert constitutes at least 30% of the outstanding Mass Shares; (c) any similar business combination or transaction of or involving Mass; or (d) any proposal or offer to, or public announcement of an intention to do, any of the foregoing from any person other than Terra Nova or a subsidiary of Terra Nova, in any case that is made either (i) prior to the termination of the Agreement or (ii) prior to the termination of another Competing Proposal.
Expenses Payments
Under the Agreement, Mass is obligated to pay Terra Nova or to an assignee of Terra Nova an expense reimbursement payment in an amount equal to $750,000 if the Agreement is terminated as a result of (i) Mass being in material default of any covenant or obligation under the Agreement other than the no solicitation covenant, or (ii) any representation or warranty made by Mass in the Agreement having been untrue or incorrect as of the date of the Agreement or becoming untrue or incorrect in any material respect at any time prior to the date on which designees of Terra Nova represent a majority of the Mass Board, where such default of the covenants or obligations under the Agreement (other than any no solicitation covenant or obligation) or inaccuracy is not curable or, if curable, is not cured by the earlier of the date which is 15 days from the date of written notice of such breach and the date on which designees of Terra Nova represent a majority of the Mass Board.

Pursuant to the terms of the Agreement, Terra Nova is obligated to pay Mass an expense reimbursement payment in an amount equal to $250,000 if the Agreement is terminated as a result of (i) Terra Nova being in material default of any covenant or obligation under the Agreement and such default is not curable, or if curable is not cured by the earlier of the date which is five days from the date of the written notice of such breach and the date on which designees of Terra Nova represent a majority of the Mass Board, or (ii) any representation or warranty made by Terra Nova or Terra Nova Subco in the Agreement having been untrue or incorrect as of the date of the Agreement or becoming untrue or incorrect in any material respect at any time prior to the date on which the designees of Terra Nova represent a majority of the Mass Board, where such inaccuracy is not curable or, if curable, is not cured by the earlier of the date which is 15 days from the date of written notice of such breach and the date on which the designees of Terra Nova represent a majority of the Mass Board.
Representations and Warranties
The Agreement contains a number of customary representations and warranties of Terra Nova, Terra Nova Subco and Mass relating to, among other things, corporate status and the corporate authorization and enforceability of, and board approval of, the Agreement and the Offer. The representations and warranties of Mass also address various matters relating to the business, operations and properties of Mass and its subsidiaries, including: capitalization; fair presentation of financial statements; absence of any Material Adverse Effect and certain other changes or events since the date of the last audited financial statements; absence of litigation or other actions which if determined adversely would reasonably be expected to have a Material Adverse Effect; employee severance payments upon a change of control; accuracy of reports required to be filed with applicable securities regulatory authorities; and environmental matters.
Conduct of Business by Mass
Mass has covenanted and agreed that, prior to the earlier of the time that designees of Terra Nova represent a majority of the Mass Board and the termination of the Agreement, except with the prior written consent of Terra Nova, acting reasonably, or as expressly contemplated or permitted by the Agreement, Mass will carry on its business (which includes the business of its subsidiaries and significant investees) in a manner consistent in all material respects with prior practice and use commercially reasonable efforts to otherwise preserve intact its present business organization and goodwill, to preserve intact its respective real property interests or rights or contractual or other legal rights or claims in good standing, to keep available the services of its officers and employees as a group and to maintain satisfactory relationships with suppliers, distributors, employees and others having business relationships with them. Mass has also agreed that it will not and will cause each of its subsidiaries not to take certain actions specified in the Agreement. Mass has also agreed to notify Terra Nova of (a) any material change in relation to Mass and of any material governmental or third party complaints, investigations or hearings (or communications indicating that the same may be contemplated); and (b) the occurrence, or failure to occur, of any event or state of facts which occurrence or failure would or would be likely to (i) cause any of the representations or warranties of Mass contained in the Agreement to be untrue or inaccurate (without giving effect to, applying or taking into consideration any materiality or Material Adverse Effect qualification already contained within such representation or warranty) in any material respect, or (ii) result in the failure in any material respect of Mass to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied prior to the date on which designees of Terra Nova represent a majority of the Mass Board.
Conduct of Business by Terra Nova
Terra Nova has covenanted and agreed that, prior to the Effective Time and the termination of the Agreement, except with the prior written consent of Mass, acting reasonably, or as expressly contemplated or permitted by the Agreement, Terra Nova will continue to carry on its business (which includes the business of its subsidiaries) in a manner consistent in all material respects with prior practice and use commercially reasonable efforts to preserve intact its present business organization and goodwill, to preserve intact its respective real property interests or rights or contractual or other legal rights or claims in good standing, to keep available the services of its officers and employees as a group and to maintain satisfactory relationships with suppliers, distributors, employees and others having business relationships with them. Terra Nova has also agreed that it will not and will cause each of its subsidiaries not to take certain actions specified in the Agreement.

Meeting and Circular Requirements
Pursuant to the Agreement, Terra Nova agreed to convene and conduct the Meeting in accordance with its articles and by-laws as soon as reasonably practicable, and in any event no later than November 4, 2010. Furthermore, except as required for quorum purposes or otherwise permitted under the Agreement, Terra Nova agreed not to adjourn (except as required by law or by valid action of the Shareholders), postpone or cancel (or propose or permit the adjournment, except as required by law or valid action of the Shareholders) the Meeting without Mass’s prior consent. Terra Nova provided Mass certain covenants respecting the preparation and mailing of this Circular.
In addition, Terra Nova agreed to (i) solicit proxies in favour of the Share Issuance Resolution and against any resolution contrary to the same submitted by any Shareholder, and take all other actions that are reasonably necessary or desirable to seek the approval of the Share Issuance Resolution; (ii) recommend to Shareholders that they vote in favour of the Share Issuance Resolution; and (iii) not change such recommendation.
Other Covenants
Each of Terra Nova, Terra Nova Subco and Mass has agreed to a number of mutual covenants, including to co-operate in good faith and use all reasonable efforts to take all action and do all things necessary, proper or advisable: (a) to consummate and make effective as promptly as is practicable the Offer and other Contemplated Transactions; (b) for the discharge by each of them of their respective obligations under the Offer and the Agreement, including its obligations under applicable laws or regulations; and (c) to obtain all necessary waivers, consents, rulings, orders and approvals and to effect all necessary registrations and filings, including filings under applicable laws and submissions of information requested by governmental entities in connection with the Contemplated Transactions, including in each case the execution and delivery of such documents reasonably required by the other party. In addition, upon reasonable notice, and subject to the terms of a confidentiality agreement between Mass and Terra Nova dated August 18, 2010, Mass has agreed to provide Terra Nova with reasonable access (without disruption to the conduct of Mass’s business) during normal business hours, to: (i) all books, records and other materials in Mass’s possession and control, including material contracts; (ii) the personnel of Mass, its subsidiaries and significant investees; and (iii) the properties of Mass and its subsidiaries, in order to allow Terra Nova to perform confirmatory due diligence and for strategic planning purposes.
Mass Officers and Directors
From and after the date on which designees of Terra Nova represent a majority of the Mass Board, Terra Nova will cause Mass (or its successor) to indemnify the current and former directors and officers of Mass and its subsidiaries to the fullest extent to which Mass is required to indemnify such officers and directors under its charter, by-laws and applicable laws for a minimum period of six years following completion of the Offer. Mass may purchase directors’ and officers’ insurance, provided that the aggregate insurance is reasonable and consistent with current market practices for similarly situated companies.
INFORMATION CONCERNING MASS
Name and Incorporation
Mass was incorporated in the Territory of the British Virgin Islands on June 3, 1996 pursuant to the International Business Companies Act, under the name “Sutton Park International Limited”. On April 11, 2003, Mass continued under the Barbados International Business Company Act as an International Business Company. On December 29, 2005, Mass changed its name to “Mass Financial Corp.”
The full corporate name of Mass is “Mass Financial Corp.” The registered office of Mass is located at The Business Center, Upton, St. Michael, BB 11103, Barbados. The head office of Mass is located at Suite 803, 8th Floor, Dina House, Ruttonjee Centre, 11 Duddell Street, Central, Hong Kong, SAR, China.

Intercorporate Relationships
The following table describes the direct and indirect significant subsidiaries of Mass, their respective jurisdictions of organization and Mass’s beneficial interest in respect of each subsidiary:

	Country of	Beneficial
	Incorporation	Interest(1)	Business
MFC Holding Austria GmbH	Austria	100%	Holding
MFC Commodities GmbH	Austria	100%	Commodities
MFC Trade & Financial Services GmbH	Austria	100%	Commodities
IC Managementservice GmbH	Austria	100%	Commodities
Global Bulk Transport GmbH	Austria	100%	Commodities
International Trade Services GmbH	Austria	100%	Commodities
Magnum Minerals Private Limited	India	100%	Mineral extraction
MFC (A) Ltd	Marshall Islands	99%	Real estate
MFC (D) Ltd	Marshall Islands	99%	Real estate
Brock Metals s.r.o.	Slovakia	100%	Zinc alloy producer
MFC (F) Ltd	Marshall Islands	100%	Holding
MFC Corporate Services AG	Switzerland	100%	Commodities
MFC China and Asia Co. Ltd	Liberia	90%	Holding
Hangzhou Zhe-er Optical Co. Ltd	China	46%	Medical
MFC Metal Trading GmbH	Austria	100%	Commodities

(1)	Percentages rounded to nearest whole number
In April 2010, Mass acquired approximately 17.8% of the shares of Canoro, an Alberta corporation, which is listed on the TSX-Venture Exchange, for cash consideration of approximately $3.2 million. Subsequently, pursuant to a rights offering conducted by Canoro, on June 30, 2010 Mass acquired an additional 35.1% of the shares of Canoro. As a result, Mass currently holds approximately 52.9% of the shares of Canoro. In addition, pursuant to the investment agreement between Mass and Canoro dated April 16, 2010, underlying the foregoing transactions, Mass also holds share purchase warrants entitling Mass to acquire an additional 34,692,791 shares of Canoro, representing approximately an additional 5.2% of the shares of Canoro.
General Development of the Business
Mass was originally a wholly-owned subsidiary of the Company. In December 2005, the Company distributed all of the issued and outstanding Mass Shares to the Shareholders on a pro-rata basis by way of a dividend-in-kind distribution (the “Spin-off”). The basis for the restructuring and distribution of Mass was primarily to allow the Company to focus at that time on its Industrial Business and to allow Mass to focus on the financial services and commodities trading business. Upon completion of the Spin-off in January 2006, the Company continued to hold, through its direct and indirect participation in a German company, an interest in a resource property and the preferred shares of Mass and one of its subsidiaries. Following the Spin-off, Mass agreed to provide management services to the Company in connection with the review, supervision and monitoring of the royalty earned by the Company from its interest in a resource property.
In February 2006, Mass redeemed 65,000 of its preferred shares held by Terra Nova by setting-off the redemption amount against amounts owed by Terra Nova to Mass.

In November 2006, the Company sold MFC Corporate Services AG to MFC Commodities GmbH, a wholly-owned subsidiary of Mass. MFC Corporate Services AG was a fully-licensed bank in Switzerland until 2007 when it voluntarily surrendered its banking licence. Mass had a put option to sell 9.9% of the common shares in MFC Corporate Services AG to the Company on April 30, 2007, which Mass exercised for CDN$8.0 million. In October 2007, the Company sold the 9.9% common shares of MFC Corporate Services AG to an affiliate for $8.2 million. Mass subsequently acquired the same 9.9% of the common shares of MFC Corporate Services AG from such affiliate for $8.3 million.
In November 2006, MFC Corporate Services AG held an approximate 20% equity interest in a German company, which was a non-wholly-owned subsidiary of the Company. Mass and the Company agreed that the economic interest in such German company held by MFC Corporate Services AG was to be retained by the Company. To achieve this objective, the Company subscribed for shares in a subsidiary of Mass that tracked the benefits from this 20% equity position in the German company. These shares entitled the Company to retain its commercial and economic interest in and benefits from this 20% equity position in its German subsidiary, net of related costs and taxes (the “Tracking Stock Participation”). The total consideration for the tracking stock subscription was $9.4 million, being the carrying value to the Company. Under the tracking stock agreement, the Company was the beneficiary, the tracking stock company was the debtor and Mass was the guarantor. Furthermore, MFC Corporate Services AG granted to the Company the right to acquire its common shares in the German company at fair market value and a right of first refusal in case of a potential sale or other disposal of all or parts of its common shares in the German company. The price payable by the Company was offset against the Tracking Stock Participation and therefore was commercially netted to $nil, except for related costs and taxes, if any. In 2007, MFC Corporate Services AG distributed its entire shareholding of the German company to MFC Commodities GmbH (its immediate parent company) by way of a dividend-in-kind distribution and both the right to acquire common shares in the German company and the right of first refusal expired as provided for in the relevant agreements. In March 2010, Mass and the Company entered into an agreement whereby both parties agreed to cancel and unwind the Tracking Stock Participation. The transaction resulted in no gain or loss to either party.
Pursuant to an agreement made with the Company in May 2009, Mass acquired all of the remaining preferred shares of Mass held by the Company.
Mass also completed several additional actions in 2009. In an effort to increase awareness of its shares, Mass obtained a listing for the Mass Shares on the Third Market of the Vienna Stock Exchange.
On June 30, 2010, Mass completed a series of transactions pursuant to which it acquired a 52.9% interest in Canoro for aggregate cash consideration of approximately $14.9 million pursuant to an investment agreement entered into by the parties dated April 19, 2010. Canoro is an oil and gas exploration and production company based in New Delhi, India with operations in the Assam/Arakan basin of northeast India.
On May 6, 2010, Canoro was served in Delhi, India with notice of a petition by Assam Company India Ltd., Canoro’s joint venture partner in its Amguri project, claiming that Canoro violated the Amguri production sharing contract and joint operating agreement as a result of Canoro’s transactions with Mass. Assam Company India Ltd. sought various injunctive relief in relation to the foregoing. Canoro appeared before the Court on May 18 and August 17, 2010, at which times the Court did not grant the injunctive relief sought against it. However, the Court did pass an order which put third parties on notice that the matter is subject to challenge and the ultimate finding by an arbitration tribunal. On August 30, 2010, Canoro received notice from Assam Company India Ltd. referring the various disputes between the parties to arbitration.
On June 1, 2010, Canoro received a Show Cause Notice from the Government of India Ministry of Petroleum and Natural Gas alleging that Canoro had, by way of the transactions with Mass, violated the Amguri production sharing contract. On August 14, 2010, Canoro served notice on the ministry, referring the matter to an arbitration tribunal. On August 30, 2010, Canoro announced that the ministry had provided Canoro notice that it was terminating the Amguri production sharing contract. On August 31, 2010, Canoro obtained an ad interim injunction from the Indian Court prohibiting termination of the Amguri production sharing contract. The ad interim injunction has been granted until November 5, 2010, being the date of the next scheduled hearing of the matter. The question of whether Canoro is in breach of the agreements underlying its Amguri project remains subject to determination by an arbitration tribunal. Canoro’s Amguri project is its primary operating asset.

General
Mass is an integrated commodities and financial services company. It conducts its operations internationally. Mass’s activities include the supply and sales of commodities, proprietary investing and financial services.
Mass’s integrated commodity operations are principally for its own account. Mass conducts trading primarily through its subsidiaries based in Vienna, Austria. Mass currently trades with commodity and other producers who are unable to execute sales effectively because of credit or currency issues affecting them or their principal customers. Mass supplies various commodities to its customers, including plastics, iron ore and aluminum. Such commodities originate either from Mass’s directly or indirectly held interests in natural resource projects or are secured by Mass from third parties.
Mass often purchases the underlying commodity and resells it to an end buyer. Further, commodity producers and end customers often work with Mass to better manage their internal supply, distribution risk, and currency and capital requirements. These activities have allowed Mass to develop ongoing relationships with commodity producers, end customers and financiers and integrate them into their financial activities.
Mass supplies a range of commodities and raw materials to industrial consumers. Its commercial counterparts are both producers and industrial consumers. Mass’s role is to be a reliable and competitive partner to businesses in the segments of the commodities market which it serves.
Mass’s proprietary investing and financial services business focus on specialized financial services and corporate finance services. In particular, Mass focuses on meeting the financial needs of small to mid-sized companies and other business enterprises primarily in Europe and Asia, as well as assisting clients in capital raising and the execution of transactions that advance their strategic goals. Mass also commits its own capital to promising enterprises.
Mass considers investment opportunities where: (i) its existing participation in the marketing and production of commodities provides expert insight; (ii) it can obtain a satisfactory return of future capital investment; and (iii) such investment integrates with Mass’s business.
Mass’s philosophy is to utilize its financial strength to realize the commercial potential of assets in markets where it has a comprehensive understanding of the drivers of value.
Additionally, Mass generates fee income by acting as an arranger and/or provider of bridge or interim financing to business enterprises pending reorganization. In furtherance of such services, Mass often restructures enterprises that are undergoing financial distress.
Mass’s proprietary investments include financing joint ventures through its Shanghai-based subsidiary which provides medical equipment and supplies. Specifically, such subsidiary is engaged in the operation of technically advanced eye care centers through cooperative joint ventures with government-controlled hospitals in China. Under such cooperative joint ventures, the hospitals provide the necessary space and medical staff to operate the centers, and Mass’s subsidiary provides the centers with specialized medical equipment and supplies, training and supervision with respect to certain surgical procedures, as well as marketing expertise and management services. Mass generally retains ownership of the equipment it supplies to the centers during the term of such joint ventures. Mass also sells and services medical equipment and certain ophthalmic and aesthetic medical supplies.
Employees
The following table details the average number of Mass’s employees for 2009, 2008 and 2007, all of which are primarily based in Asia and Europe:

	2009	2008	2007
Total	538	525	347

Competitive Conditions
Mass’s business is intensely competitive, and Mass expects them to remain so. Mass is a relatively small firm. Many of Mass’s competitors have far greater financial resources, a broader range of products and services, larger customer bases, greater name recognition and marketing resources, a larger number of senior professionals to serve their clients’ needs, greater global reach and more established relationships with clients than Mass. These larger competitors may be better able to respond to changes in business conditions, to compete for skilled professionals, to finance acquisitions, to fund internal growth and to compete for market share generally.
The scale of Mass’s competitors has increased in recent years as a result of substantial consolidation among companies in the banking and financial industries. These firms have the ability to offer a wider range of products than Mass does which may enhance their competitive position. They also have the ability to support their businesses with other services such as commercial lending in an effort to gain market share, which has resulted, and could further result, in pricing pressure in Mass’s businesses.
Mass believes that its experience and operating structure permit it to respond more rapidly to its clients’ needs than many of its larger competitors. These traits are important to small and mid-sized business enterprises, many of which do not have large internal corporate finance departments to handle their capital requirements. Mass develops a partnership approach to assist clients. This often permits it to develop multiple revenue sources from the same client. For example, Mass may purchase and sell a client’s products, or commit its own capital to make a proprietary investment in its business or capital structure.
Dividends and Dividend Policy
Mass does not have a dividend policy. If the Mass Board elects to declare a dividend, such dividend will be paid to Mass Shareholders of record out of legally available funds. In December 2009, Mass paid a stock dividend to holders of Mass Shares, whereby Mass Shareholders of record on December 29, 2009 received one new Mass Share for each eleven Mass Shares owned. Mass does not currently anticipate paying any cash dividends on the Mass Shares in the foreseeable future.
Management’s Discussion and Analysis
The following discussion and analysis of Mass’s financial condition and results of operations for the years ended December 31, 2009, 2008 and 2007 and the six-month periods ended June 30, 2010 and 2009 should be read in conjunction with Mass’s audited financial statements for the year ended December 31, 2009, a copy of which has been included at Appendix “B” of this Circular, Mass’s audited financial statements for the year ended December 31, 2007, a copy of which has been included at Appendix “C” of this Circular, and its unaudited interim financial statements for the six months ended June 30, 2010, a copy of which has been included at Appendix “D” of this Circular.
Mass’s financial statements have been prepared in accordance with IFRS, which differs from U.S. GAAP and Canadian GAAP in certain material respects and thus may not be comparable to financial statements of United States and Canadian companies.
In addition to historical information, the following review includes forward-looking information that involves risks, uncertainties and assumptions. Mass’s actual results and the timing of events could differ materially from those anticipated by these forward-looking statements as a result of many factors, including those discussed in the section of this Circular entitled “Information Concerning Mass — Risk Factors Relating to Mass.”
Unless specifically stated otherwise, all references in this section to 2009, 2008 and 2007 refer to Mass’s fiscal years ended December 31, 2009, 2008 and 2007, respectively.

General
Mass is an integrated commodities and financial services company. It conducts its operations internationally. Mass’s activities include the supply and sale of commodities. Mass also commits its own capital to promising enterprises and invests and otherwise trades to capture investment opportunities for its own account. Mass seeks to invest in businesses or assets whose intrinsic value is not properly reflected in their share price or value. Its investing is generally not passive. Mass actively seeks investments where its financial expertise and management can add or unlock value.
Mass’s results of operations have been and may continue to be affected by many factors of a global nature, including economic and market conditions, the availability of capital, the level and volatility of equity prices and interest rates, currency values, commodity prices and other market indices, technological changes, the availability of credit, inflation and legislative and regulatory developments. Mass’s results of operations may also be materially affected by competitive factors. Competition includes firms traditionally engaged in proprietary investing and financial services such as merchant banks and investment dealers, along with other capital sources such as hedge funds, private equity firms and insurance companies, and other trade companies engaged in commodities in Europe, Asia and globally.
Mass’s results of operations for any particular period may also be materially affected by its realization on proprietary investments. These investments are made to maximize total return through long-term appreciation and recognized gains on divestment. Mass realizes on its proprietary investments through a variety of methods including sales, capital restructuring or other forms of divestment.
A majority of Mass’s revenues has traditionally been derived from commodities sales and trade and financial services. The remaining portions are generally derived from sales of properties and net realized and unrealized gains on securities.
Business Environment and Outlook
Mass’s financial performance is and its consolidated results in any period can be materially affected by, global economic conditions and financial markets generally.
A favourable business environment for Mass is characterized by many factors, including a stable geopolitical climate, transparent financial markets, low inflation, low interest rates, availability of credit, low unemployment, strong business profitability and high business and investor confidence. Unfavourable or uncertain economic and market conditions can be caused by declines in economic growth, business activity or investor or business confidence, limitations on the availability or increase in the cost of credit and capital, increases in inflation, interest rates, exchange rate volatility, outbreaks of hostilities or other geopolitical instability, corporate, political or other scandals that reduce investor confidence in the capital markets, or a combination of these or other factors.
Commencing in mid-2008 and continuing through most of 2009, the macro business environment for many of Mass’s activities was extremely challenging. During such period, capital and securities markets generally were materially and adversely affected by significant declines in the values of nearly all investment classes and by a serious lack of liquidity. This was initially triggered by declines in the values of equity investments, but spread to mortgage and real estate asset classes, to bank and to nearly all asset classes, including commodities and currencies (except for U.S. dollars). The global markets were characterized by substantially increased volatility, short-selling and an overall loss of investor confidence, initially in financial institutions, but later in companies in a number of other industries and in the broader markets. The decline in asset values has caused increases in margin calls for investors, requirements that derivatives counterparties post additional collateral and redemptions by mutual and hedge fund investors, all of which have increased the downward pressure on asset values and outflows of funds across the financial services industry. In addition, increased redemptions and unavailability of credit caused hedge funds and other investors to rapidly reduce leverage, which has increased volatility and further contributed to the decline in asset values.
Although economic conditions have shown signs of recovery in 2010, such recovery remains generally weak and the pace of recovery is uncertain. There can be no assurance that these conditions will improve in the near term.

Overall Performance
Generally, 2007 was a year of strong operating results for Mass. Mass expanded its revenues both in commodities and trade and financial services. This resulted in net income for 2007 of $49.0 million.
In 2008, Mass’s overall results were adversely affected by the deterioration in global economies and markets of 2008. While overall revenues were up by approximately 10% versus 2007, most of this was achieved in the first half of the year and in commodities sales. Overall revenues, including trade and financial services, slowed markedly in the late half of 2008. As a result, net income in 2008 declined by approximately 46% from 2007 to $26.6 million.
In 2009, total revenues decreased by approximately 32% to $406.4 million from $598.8 million in 2008, primarily as a result of a decline in Mass’s commodities and trade and corporate financial services and activities, partially offset by a recognition of $49.1 million on extinguishment of a preferred share liability and $15.3 million on debt settlements. In particular, adverse economic, capital and market conditions impacted Mass’s level of commodities sales and trading and amount of proprietary investing and financial services revenues it realized. Both in respect to commodities sales and trading and to corporate financial services, a decrease in the number and size of transactions that were executed by Mass for its clients and for its own account lead to a corresponding decline in revenues. Consistent with this decrease, revenues from commodities sales and trading declined by approximately 35% to $191.3 million in 2009 from $294.4 million in 2008 and revenues from trade and corporate financial services declined by 50% to $113.9 million in 2009 from $229.4 million in 2008. Mass’s activities may continue to be impacted by the current global economic weakness.
In 2009, Mass completed the separation from Terra Nova by acquiring all of the preferred shares of Mass in the aggregate principal face amount of CDN$127.9 million for net consideration of CDN$49.3 million. The consideration was discharged by offsetting indebtedness of CDN$37 million owed by Terra Nova to Mass and the balance by: (i) payment in cash of CDN$7.2 million, (ii) delivery of securities to the Company valued at CDN$2.8 million, (iii) offsetting against accrued and unpaid interest owed by the Company to Mass of CDN$0.5 million and (iv) by delivery to the Company of a promissory payment-in-kind note of Mass of CDN$1.8 million.
In December 2009, Mass paid a stock dividend of $16.4 million to the holders of the Mass Shares on the basis of one new Mass Share for each eleven held by holders on the record date.
In the first six months of 2010, Mass’s total revenues decreased by approximately 18.3% to $173.7 million from $212.3 million in the first half of 2009, primarily as a result of an extinguishment of a preferred share liability and debt settlement, partially offset by an increase in Mass’s commodities sales.
As a result of the nature of Mass’s business, management views book value per Mass Share as the best measure of Mass’s performance. Management does not view a price earnings multiple as a particularly useful measure of performance because, among others, the timing of realization on many of Mass’s proprietary investments is not predictable.
Mass’s equity per Mass Share on a diluted basis for the last three fiscal years and the six months ended June 30, 2010 was as follows:

	June 30,	December 31,
	2010	2009	2008	2007

Equity per Mass Share, diluted	$8.26	$8.10	$4.53	$3.41

Selected Financial Information
The following table sets forth selected historical financial and operating data of Mass as at and for the periods indicated. The following selected financial data is qualified in its entirety by, and should be read in conjunction with, Mass’s consolidated financial statements and related notes included with this Circular.

	Years Ended December 31,			Six Months Ended June 30,
	2009	2008	2007	2010	2009
	(In thousands, other than per share amounts)
Revenues	$406,405	$598,808	$543,948	$173,701	$212,497
Expenses	324,882	550,082	494,372	161,362	147,659
Operating profit	81,523	48,726	49,576	12,339	15,696
Net income	75,418	26,612	49,034	13,377	60,520
Earnings per share, diluted	2.70	0.91	1.92	0.48	2.22
Dividend (in stock)	16,418	—	—	—	—

	December 31,		June 30,
	2009	2008	2010	2009
	(In thousands, other than per share amounts and ratios)
Cash and cash equivalents	$329,554	$201,622	$235,312	$244,752
Current assets	437,267	296,461	376,557	322,155
Current ratio	2.14	2.52	2.49	2.10
Long-term debt to shareholders’ equity	0.28	0.45	0.24	0.25

Total assets	512,331	369,915	464,134	401,922
Shareholders’ equity	210,320	116,010	215,362	179,580
Six Months Ended June 30, 2010 Compared to Six Months Ended June 30, 2009 (unaudited)
The majority of Mass’s revenues have traditionally been derived from sales of commodities and trade and financial services. The remaining portions are generally derived from sales of properties and net realized and unrealized gains and losses on securities. For the six months ended June 30, 2010, Mass’s total revenues decreased by 18.3% to $173.7 million from $212.5 million for the six months ended June 30, 2009, primarily as a result of a recognition of $49.1 million of an extinguishment of a preferred share liability and a gain of $15.3 million on debt settlements in 2009, partially offset by increased revenues from commodities and trade and financial services in 2010. Revenues from commodities increased by approximately 13.2% to $99.8 million in the first half of 2010 from $88.1 million in the first half of 2009. Revenues from trade and financial services increased by 36.3% to $59.2 million in the six months ended June 30, 2010 from $43.4 million in the comparable period of 2009, primarily due to an increase in the number and size of transactions executed.
Mass’s total revenues for the six-month periods ended June 30, 2010 and 2009, respectively, are comprised of the following:

	June 30, 2010		June 30, 2009
	Amount	%	Amount	%
	(In thousands, except percentages)
Total Revenues:
Commodities	$99,765	57.4	$88,103	41.5
Trade financial services	59,209	34.1	43,430	20.4
Debt settlements	—	—	15,335	7.2
Interest and dividends	3,719	2.1	7,475	3.5
Extinguishment of preferred share liability	—	—	49,142	23.1
Securities and investment property	1,617	0.9	1,155	0.6
Equity income	3,066	1.8	1,898	0.9
Other	6,325	3.6	5,959	2.8

	$173,701	100.0	$212,497	100.0

In the first half of 2010, Mass’s expenses increased by approximately 9.3% to $161.4 million from $147.7 million in the comparable period of 2009, primarily as a result of higher costs of sales. Cost of sales increased by approximately 12.3% to $140.0 million in the six months ended June 30, 2010 from $124.6 million in the comparative period of 2009, primarily as a result of higher commodity sales. General and administrative expenses decreased to $13.8 million in the six months ended June 30, 2010, from $14.9 million in the comparable period of 2009. The decrease in general and administrative expenses related, primarily to increased controls resulting in lower overhead costs. Interest expense slightly decreased to $4.8 million from $4.9 million.

In the first half of 2010, operating income decreased to $12.3 million from $64.8 million in the first half of 2009, primarily as a result of a recognition of extinguishment of a preferred share liability and debt settlement in 2009.
Mass incurred gains in currencies relative to local functional currencies in the six months ended June 30, 2010 in the amount of $1.8 million.
Mass recorded an income tax expense of $0.8 million in the first half of 2010, compared to an income tax expense of $0.5 million in the first half of 2009.
Overall, Mass’s net earnings in the first half of 2010 decreased to $13.4 million, or $0.56 per share on a basic basis ($0.48 per share on a diluted basis), from $60.5 million, or $2.97 per share on a basic basis ($2.22 per share on a diluted basis) in the first half of 2009, which included a gain of $49.1 million on the repurchase of the preferred shares of Mass from the Company.
In a series of transactions which were completed on June 30, 2010, Mass acquired 24,758,000 common shares of Canoro for $3.2 million in cash under a private placement and acquired 121,940,431 common shares of Canoro for $11.8 million in cash under a rights offering. As a result, as of June 30, 2010, Mass owns and controls approximately 52.9% of Canoro’s total outstanding common shares.
Year Ended December 31, 2009 Compared to Year Ended December 31, 2008
In 2009, Mass’s total revenues decreased by approximately 32% to $406.4 million from $598.8 million in 2008, primarily as a result of a decline in its commodities and trade and corporate financial services and activities, partially offset by a recognition of $49.1 million of extinguishment of a preferred share liability and $15.3 million of debt settlements. Revenues from commodities sales and trading decreased approximately 35% to $191.3 million in 2009 from $294.4 million in 2008, mainly due to the general decrease in commodity prices worldwide in the first half of 2009. Revenues from trade and corporate financial services decreased by 50% to $113.9 million in 2009 from $229.4 million in 2008, primarily due to the global economic slowdown which resulted in a decline in the number and size of the transactions executed.
Mass’s total revenues in 2009 and 2008 comprised of the following:

	2009		2008
	Amount	%	Amount	%
	(In thousands, except percentages)
Total Revenues:
Commodities	$191,283	47.1	$294,404	49.2
Trade and corporate financial services	113,889	28.0	229,410	38.3
Debt settlements	15,335	3.7	—	—
Interest and dividends	14,418	3.6	19,443	3.2
Extinguishment of preferred share liability	49,142	12.1	—	—
Securities and investment property	10,162	2.5	37,863	6.3
Equity income	3,619	0.9	4,263	0.7
Other	8,557	2.1	13,425	2.3

	$406,405	100.0	$598,808	100.0

The following charts illustrate geographic distribution of Mass’s revenues in 2009 and 2008 based upon customers’ locations:
In 2009, expenses decreased by approximately 41% to $324.9 million from $550.1 million in 2008, primarily as a result of lower sales costs resulting mainly from a decrease in commodities sales and trading. In 2009, cost of sales decreased by approximately 45% to $273.8 million from $494.4 million in 2008, primarily due to lower commodity sales. In 2009, impairment loss on loans and receivables decreased to $0.9 million from $6.6 million in 2008, mainly as a result of a better credit monitoring. General and administrative expenses marginally increased to $30.6 million from $28.2 million in 2008.
In 2009, interest expense slightly decreased to $13.4 million from $15.5 million in 2008. In 2009, Mass accrued no dividends on the outstanding preferred shares of Mass as such shares were settled in mid-2009, while $3.7 million in dividends were accrued in 2008.
In 2009, operating income increased to $81.5 million from $48.7 million in 2008, primarily as a result of gains on extinguishment of a preferred share liability and debt settlement, partially offset by lower revenues from commodities, trade and corporate finance services, securities and investment property.
In 2009, Mass incurred losses in currencies relative to the functional currencies in the amount of $6.1 million which included a loss of $5.1 million relating to the preferred shares of Mass held by Terra Nova. In 2008, Mass recorded losses in currencies relative to functional currencies in the amount of $18.2 million, primarily due to its inability to change currency positions to local functional currencies in a timely manner during the financial crisis in the fourth quarter of 2008.
In 2009, Mass incurred no goodwill impairment charges while, in 2008, Mass incurred good will impairment charges of $5.2 million, primarily related to the acquisition of a manufacturing business.
Mass recorded an income tax recovery of $43,000 in 2009, compared to $1.3 million in 2008.
Overall, net earnings in 2009 increased to $75.4 million, or $3.69 per share on a basic basis ($2.70 on a diluted basis) from $26.6 million, or $1.20 per share on a basic basis ($0.91 per share on a diluted basis) in 2008.
Year Ended December 31, 2008 Compared to Year Ended December 31, 2007
In 2008, total revenues increased by 10% to $598.8 million from $543.9 million in 2007, primarily as a result of increased proceeds from Mass’s commodities sales and trading business. Revenues from commodities sales and trading increased approximately 42% to $294.4 million in 2008 from $206.7 million in 2007. Revenues from trade and corporate financial services decreased by 17%, primarily due to the global economic slowdown occurring in the latter part of 2008, which resulted in a decline in the number and size of the transactions that were executed for clients.

Mass’s total revenues in 2008 and 2007 were comprised of the following:

	2008		2007
	Amount	%	Amount	%
	(In thousands, except percentages)
Total Revenues:
Commodities	$294,404	49.2	$206,726	38.0
Trade and corporate financial services	229,410	38.3	274,867	50.5
Interest and dividends	19,443	3.2	14,579	2.7
Securities and investment property	37,863	6.3	37,223	6.8
Equity income	4,263	0.7	3,465	0.6
Other	13,425	2.3	7,088	1.4

	$598,808	100.0	$543,948	100.0

The following charts illustrate geographic distribution of Mass’s revenues in 2008 and 2007 based upon customer locations:
In 2008, expenses increased by approximately 11% to $550.1 million from $494.4 million in 2007, primarily as a result of higher sales costs resulting mainly from an increase in commodities sales and trading. In 2008, cost of sales increased by approximately 9% to $494.4 million from $454.1 million in 2007, mainly due to higher commodity sales. In 2008, impairment loss on loans and receivables increased to $6.6 million from an allowance for credit losses in 2007 of $3.5 million, mainly as a result of deteriorating global credit conditions. General and administrative expenses increased to $28.2 million in 2008 from $21.6 million in 2007.
In 2008, interest expense increased to $15.5 million from $12.0 million in 2007 as a result of higher borrowings of long-term debt. Mass accrued dividends on the outstanding preferred shares of Mass of $3.7 million and $3.9 million in 2008 and 2007, respectively.
In 2008, Mass’s operating income of $48.7 million was down marginally from $49.6 million in 2007.
Mass incurred losses in currencies relative to the functional currencies in 2008 in the amount of $18.2 million primarily due to its inability to change currency positions to local functional currencies in a timely manner during the financial crisis that occurred in the fourth quarter of 2008. In 2007, Mass recorded a currency gain of $2.2 million.
Mass also incurred goodwill impairment charges of $5.2 million in 2008, compared to $1.9 million in 2007, primarily due to the acquisition of a manufacturing business in 2008.
Mass recorded an income tax recovery of $1.3 million in 2008, compared to an income tax expense of $0.8 million in 2007.
Overall, net earnings in 2008 decreased to $26.6 million, or $1.20 per share on a basic basis ($0.91 per share on a diluted basis), from $49.0 million, or $2.61 per share on a basic basis ($1.92 per share on a diluted basis) in 2007.

Liquidity and Capital Resources
General
Liquidity is of importance to companies in Mass’s businesses. Insufficient liquidity often results in underperformance and can even result in the failure of such businesses.
Mass’s objective when managing capital is to safeguard its ability to continue as a going concern and generate revenues from its business and realize upon strategic opportunities, even during adverse market conditions. Mass actively and regularly reviews and manages capital structure to ensure optimal shareholder returns when evaluating its capital structure. Management of Mass takes into consideration future capital requirements and capital efficiency, prevailing and projected profitability, projected operating cash flows, projected capital expenditures and projected strategic investment opportunities.
Additionally, Mass’s management monitors its capital on the basis of its consolidated gearing and current ratios, but does not have a defined gearing ratio or current ratio benchmark or range. The ratios at the periods indicated were as follows:

	December 31,			June 30,
	2009	2008	2007	2010	2009

Gearing Ratio (%)	Not applicable	Not applicable	Not applicable	Not applicable	Not applicable
Current ratio	2.1	2.5	2.2	2.5	2.1
Mass’s principal sources of funds are cash flow from operations, cash on hand and its available credit facilities. Based on Mass’s current operations and expectations for future periods in light of current market conditions, Mass believes that cash flow from operations, available cash and available borrowings under Mass’s credit facilities will be sufficient to meet its future liquidity needs during the next 12 months. As at June 30, 2010 and 2009 and December 31, 2009, 2008 and 2007, Mass had cash and cash equivalents in excess of total borrowings and, therefore, the Gearing Ratio is not applicable.
Financial Position
The following table sets out Mass’s selected financial information as at the dates indicated:

	December 31,			June 30,
(In thousands)	2009	2008	2007	2010	2009

Cash and cash equivalents	$329,554	$201,622	$183,903	$235,312	$244,752
Short-term securities	17,196	4,493	45,984	17,171	12,448
Total assets	512,331	369,915	355,576	464,134	401,922
Working capital	232,574	178,698	171,932	225,495	168,674
Long-term debt, less current portion	58,097	52,634	28,068	50,922	45,233
Shareholders’ equity	210,320	116,010	81,583	215,362	179,580
Mass maintains a high level of liquidity, with a substantial amount of its assets held in cash and cash equivalents, and securities. The liquid nature of these assets provides Mass with flexibility in managing and financing its business and the ability to realize upon investment or business opportunities as they arise. Mass also uses this liquidity in client related services by acting as a financial intermediary for third parties (e.g. by acquiring a position or assets and reselling such position or assets) and for its own proprietary trading and investing activities.
As at June 30, 2010, cash and cash equivalents were $235.3 million, compared to $244.8 million as at June 30, 2009. At December 31, 2009, cash and cash equivalents were $329.6 million, compared to $201.6 million at December 31, 2008 and $183.9 million at December 31, 2007. At December 31, 2009, short-term securities increased to $17.2 million from $4.5 million at December 31, 2008 but decreased from $46.0 million at December 31, 2007. This increase in the value of short-term securities as at December 31, 2009 was primarily a result of purchases while the decrease in the value of its short-term securities as at December 31, 2008 was primarily a result of sales. At December 31, 2009, long-term debt (less current portion) was $58.1 million, compared to $52.6 million at December 31, 2008 and $28.1 million at December 31, 2007. This increase in long-term debt in 2009 was due primarily to three new bank loans with an aggregate total amount of $20.1 million (€14.0 million) due 2010 to 2014. In 2007, MFC Commodities GmbH obtained a guaranteed loan in connection with the purchase of MFC Corporate Services AG in the amount of $21.0 million (€14.4 million), at a fixed rate of interest of 3.7% per annum due in January 2012. This bank loan substantially increased Mass’s long-term debt from 2006.

Short–Term Bank Loans and Facilities
As part of its proprietary investing and financial service activities, Mass establishes, utilizes and maintains various kinds of credit lines and facilities with banks, insurers and trade finance providers. Most of these facilities are short-term. These facilities are primarily used for day-to-day business, mainly trade financing and activities in commodities, and structured trade finance, a special trade financing. The amounts drawn under such facilities fluctuate with the kind and level of transactions being undertaken.
Short-term bank loans are used to finance Mass’s day-to-day business, primarily trade financing and activities in commodities. As at June 30, 2010, Mass had unsecured credit facilities aggregating $396.8 million from banks for its commodities activities of which $91.9 million were for structured trade finance, $200.4 million were for either structured trade finance or short-term bank loans. Additionally, as part of its credit facilities, Mass had a non-recourse factoring arrangement with a bank up to a credit limit of $104.5 million for its commodities activities, of which $35.8 were utilized as at June 30, 2010. As at December 31, 2009 and December 31, 2008, $108.1 million and $47.8 million, respectively, was drawn and outstanding in respect of Mass’s credit facilities.  The banks generally charge an interest rate at inter-bank rate plus an interest margin. The facilities are renewable on a yearly basis. In addition, Mass also maintains unsecured credit facilities aggregating $49.1 million as at December 31, 2009 from banks for structured trade finance. As at December 31, 2009, $33.0 million was drawn and outstanding in respect of such structured trade finance facilities.
In addition, as at December 31, 2009, Mass had a non-recourse factoring arrangement with a bank for up to $121.8 million based on eligible receivables for commodities activities, of which $50.7 million was utilized. The facility is renewable on a yearly basis and generally Mass’s subsidiaries that are active in the commodities trading factor commodities trade receivables upon invoicing at inter-bank rates plus a margin.
As at December 31, 2008, Mass had unsecured credit facilities aggregating approximately $136.0 million from banks for its commodities activities, of which $47.8 million was drawn and outstanding. In addition, Mass had unsecured credit facilities aggregating $65.2 million from banks for structured trade finance activities. As at December 31, 2008, $17.3 million had been drawn and outstanding.
As at December 31, 2007, Mass had unsecured credit facilities aggregating approximately $216.5 million from banks for commodities trading activities, of which $76.2 million was drawn and outstanding. In addition, Mass had unsecured credit facilities aggregating $65.3 million from banks for structured trade finance activities. As at December 31, 2007, nothing had been drawn and outstanding.
Long–Term Debt
Other than lines of credit drawn and as may be outstanding for trade financing and commodities and structured trade financing activities, as of December 31, 2009, the maturities of long-term debt were as follows:

Maturity	Principal	Interest(1)
	(in thousands)
2010	$16,071	$2,242
2011	4,386	2,062
2012	29,755	1,256
2013	18,919	783
2014	1,720	210
Thereafter	3,317	90

	$74,168	$6,643

(1)	Undiscounted.

There were no borrowing costs capitalized during 2009, 2008 and 2007.
Mass expects its maturing debt to be satisfied primarily through the settlement of underlying commodities transactions, trade financing transactions, including structured trade finance transactions, cash on hand and cash flow from operations. Much of Mass’s maturing debt may either subsequently be made re-available to Mass by the applicable financial institution or Mass may replace such facilities with new facilities depending upon particular capital requirements.
In July 2006, Mass entered into a trust indenture agreement with respect to the issuance of the 4.5% Mass Convertible Bonds due July 2015. The indenture sets out the legal and commercial details for the Mass Convertible Bonds. Under the indenture, up to an aggregate principal amount of $50.0 million of Mass Convertible Bonds can be issued. The Mass Convertible Bonds, of which a principal amount of $5.0 million were previously issued, carried a fixed interest rate at 4.5% per annum (since issued at a discount, the effective interest rate is 8.36%) payable semi-annually. As at the date hereof, all such Mass Convertible Bonds have been converted and no amounts are outstanding.
Pursuant to an agreement made with the Company in May 2009, Mass acquired from the Company all of the outstanding preferred shares of Mass for a net consideration of CDN$49.3 million and paid all accrued dividends payable thereon, amounting to CDN$11.3 million. The consideration was discharged by offsetting indebtedness of CDN$37 million owed by the Company to Mass and the balance by: (i) payment in cash of CDN$7.2 million; (ii) delivery of securities to the Company valued at CDN$2.8 million; (iii) offsetting against accrued and unpaid interest owed by the Company to Mass of CDN$0.5 million; and (iv) by delivery to the Company a promissory payment-in-kind note of Mass in the principal amount of CDN$1.8 million. Mass paid the dividend amount by issuing a payment-in-kind note which was converted into 1,203,627 Mass Shares in December 2009. These payment-in-kind notes have terms of 24 months and carry interest at a rate of 4% payable annually in cash. They also permit Mass, at its sole option, to repay the principal amounts thereunder by issuing Mass Shares.
Cash Flows
Due to the type of businesses Mass engages in, Mass’s cash flows are not necessarily reflective of net earnings and net assets for any reporting period. As a result, instead of using a traditional cash flow analysis, Mass’s management believes it is more useful and meaningful to analyze its cash flows by the overall liquidity and credit availability. Please see the discussion on Mass’s financial position, short-term bank loans, facilities and long term debt earlier in this section.
Mass’s business and, in particular, the commodities and trade and corporate financial services can be cyclical and the cash flows vary accordingly. Mass’s principal operating cash expenditures are for financing trading of securities, commodities for customers, for its own account, and general and administrative expenses.
Working capital levels fluctuate throughout the year and are affected by the level of Mass’s trading activities, the markets and prices for commodities and the timing of receivables and the payment of payables and expenses. Changes in trading activities by customers and for Mass’s own account can affect the level of receivables and influence overall working capital levels. Mass has a high level of cash on hand and credit facility amounts. Mass’s management is of the opinion that, as of the date of this Circular, Mass has sufficient cash flow from operations to meet its working capital and other requirements and to meet unexpected cash demands.
Cash from Operating Activities
Operating activities used cash of $38.2 million in the first half of 2010, compared to providing cash of $48.8 million in the first half of 2009, primarily due to the repayment of short-term trading loans. In the first half of 2010, changes in short–term securities used cash of $2.6 million, versus using $6.0 million of cash in the comparable period of 2009. A decrease in restricted cash provided $0.3 million in the first half of 2010 compared to $15.8 in the first half of 2009. A decrease in receivables provided cash of $7.6 million in the first half of 2010, versus providing cash of $5.0 million in the comparable period of 2009. An increase of trade receivables used cash of $9.4 million in the first half of 2010, compared to a decrease in the same providing cash of $6.3 million in the first half of 2009. An increase of inventories used cash of $4.0 million in the six months ended June 30, 2010, while a decrease of inventories provided cash of $12.6 million in the comparable period of 2009. A decrease in trade and other payables and accrued expenses used cash of $2.7 million in the first half of 2010, compared to a decrease in same using cash of $11.6 million in comparable period of 2009.

Operating activities provided cash of $77.7 million in 2009, compared to $30.0 million in 2008 and $81.8 million in 2007. In 2009, net purchases of short–term securities used cash of $5.7 million, versus net sales providing cash of $29.4 million in 2008 and $3.3 million in 2007. Activities utilizing restricted cash provided cash of $13.6 million in 2009 while a build-up in restricted cash for commodities trading used cash of $16.1 in 2008. There was no transaction in restricted cash in 2007. A decrease in trade receivables provided cash of $10.1 million in 2009, compared to $7.2 million cash provided in 2008 and an increase in trade receivables using cash of $12.4 million in 2007. A decrease in other receivables provided cash of $4.9 million in 2009, compared to $2.1 million in 2008 and $6.5 million in 2007. An increase in inventories used cash of $18.0 million in 2009, compared to a decrease of inventories providing cash of $26.8 million in 2008 and an increase of inventories using cash of $19.9 million. A decrease in trade and other payables and accrued expenses used cash of $5.0 million in 2009, compared to $28.4 million in 2008 and an increase in trade and other payables and accrued expenses providing cash of $34.4 million in 2007. An increase in credit facilities for short-term trading provided cash of $70.5 million in 2009, compared to a decrease in the same using cash of $14.9 million in 2008 and an increase in the same providing cash of $56.0 million in 2007.
Cash Flows from Investing Activities
Investing activities used cash of $23.8 million in the first half of 2010, compared to using cash of $10.9 million in the first half of 2009, primarily as a result of the purchase of long-term securities in the first half of 2010. A net decrease in loans used cash of $12.6 million for the six months ended June 30, 2010, while a net decrease in loans used cash of $11.8 million in the comparable period of 2009. The net purchases of long-term securities used cash of $11.3 million in the first half of 2010, compared to net sales of long-term securities providing cash of $47,000 in the first half of 2009. In the six months ended June 30, 2010, purchases of subsidiaries, net of cash, used cash of $1.6 million, compared to no purchases of subsidiaries in the comparable period of 2009.
Investing activities provided cash of $4.7 million in 2009, compared to using cash of $24.2 million in 2008 and providing cash of $1.9 million in 2007. In 2009, a net increase in loans receivable used cash of $5.1 million, compared to $7.8 million in 2008 and a net decrease in the same providing cash of $4.6 million in 2007. The net sales of long-term securities provided cash of $5.3 million in 2009, compared to net purchases of long-term securities using cash of $12.8 million in 2008 and net sales of long-term securities providing cash of $2.7 million in 2007. In 2009, purchases of subsidiaries, net of cash, provided cash of $2.1 million, compared to $8.1 million cash used in 2008 and $8.3 million cash used in 2007. In 2009, net distributions from joint venture interests provided cash of $5.0 million, compared to $5.5 million in 2008 and $3.7 million in 2007.
Cash Flows from Financing Activities
Net cash used in financing activities was $11.6 million in the six months ended June 30, 2010, while financing activities provided cash of $0.3 million in the comparable period of 2009, primarily as a result of increased debt repayments in 2010. Borrowings did not provide or use cash in the first half of 2010, compared to providing cash of $4.0 million in the first half of 2009. There was a net increase in debt repayment using cash of $11.6 million in the first half of 2010, compared to a net increase in debt repayment using cash of $3.7 million in the first half of 2009.
Net cash provided from financing activities was $41.1 million in 2009, compared to $38.7 million cash provided in 2008 and $9.2 million cash used in 2007. Borrowings provided cash of $45.3 million in 2009, compared to $30.8 million in 2008 and $2.7 million in 2007. In 2009, debt repayments used cash of $4.0 million, compared to $3.1 million in 2008 and $0.2 million in 2007. In 2008, the issuance of Mass Shares provided cash of $11.7 million.
Future Liquidity
Mass had no material commitments to acquire assets or operating businesses as at June 30, 2010. Mass anticipates that there will be acquisitions of businesses or commitments to projects in the future. To achieve the long-term goals of expanding Mass’s assets and earnings, including through acquisitions, capital resources will be required. Depending on the size of a transaction, the capital resources that will be required can be substantial. The necessary resources will be generated from cash flow from operations, cash on hand, borrowing against Mass’s assets, sales of proprietary investments or the issuance of securities.

Foreign Currency
Substantially all of the operations of Mass are conducted in international markets and Mass’s consolidated financial results are subject to foreign currency exchange rate fluctuations.
Mass’s reporting currency is the United States dollar. Mass translates foreign assets, liabilities, contingent liabilities and other financial obligations into United States dollars at the rate of exchange on the balance sheet date. Revenues and expenses are translated at exchange rates approximating those at the date of the transactions. As a substantial amount of revenues are received in Euros, Chinese yuans, Canadian dollars and Swiss francs, the financial position for any given period, when reported in United States dollars, can be significantly affected by the exchange rates for Euros, Chinese yuans, Canadian dollars and Swiss francs prevailing during that period.
In the year ended December 31, 2009, Mass reported approximately a net $1.3 million foreign exchange translation gain for Mass Shareholders, compared to a net gain of $9.4 million in 2008 and a net loss of $9.5 million in 2007, and, as a result, Mass’s cumulative foreign exchange translation gain at December 31, 2009 was $1.8 million, compared to the cumulative gain of $0.5 million at December 31, 2008 and a cumulative loss of $9.0 million at December 31, 2007.
Contractual Obligations
The following table sets out Mass’s contractual obligations and commitments as at December 31, 2009, in connection with its long–term liabilities.

	Payments Due by Period
($000s)	Less than			More than
Contractual Obligations(1)(2)	1 Year	1 – 3 Years	3 – 5 Years	5 Years
Long-term debt obligations	$18,313	$37,459	$21,632	$3,407
Capital lease obligations	—	—	—	—
Operating lease obligations	1,151	1,698	674	344
Purchase obligations	5,372	—	—	—
Other long–term liabilities(1)	67	1,739	—	—

Total	$24,903	$40,896	$22,306	$3,751

(1)	The table does not include financial liabilities of $9.4 million (which were offset by long-term restricted securities) and the sale and repurchase transaction of $25.8 million.

(2)	In addition to the tabular information, Mass has granted a credit facility up to $20 million to an affiliate, of which $15.2 million had been drawn and remains outstanding as at December 31, 2009.
Indebtedness
As at June 30, 2010, Mass’s total short-term bank loans have been reduced to approximately $103.0 million from $141.0 million at December 31, 2009. Pursuant to the terms of Mass’s long-term debt, €8.6 million was repaid in the first half of 2010. Subsequent to June 30, 2010, the outstanding balance of the Mass Convertible Bonds were converted into Mass Shares.
Off-Balance Sheet Arrangements
Mass does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors, except for guarantees.
Mass issues guarantees to its trading and financial partners in the normal course of its commodities activities and as of June 30, 2010, Mass had issued guarantees of up to a maximum of $26.4 million. As of June 30, 2010 and December 31, 2009, $1.9 million and $4.6 million have been used and outstanding, respectively, and have not been recorded as liabilities in the consolidated balance sheet. There has been no claim against the guarantees.

Risk Management
Risk is an inherent part of Mass’s business and activities. The extent to which Mass properly and effectively identifies, assesses, monitors and manages each of the various types of risk involved in its activities is critical to Mass’s financial soundness and profitability. Mass seeks to identify, assess, monitor and manage the following principal risks involved in its business activities: market, credit, liquidity, operational, legal and compliance, new business, reputational and other. Risk management is a multi-faceted process that requires communication, judgment and knowledge of financial products and markets. Mass’s senior management takes an active role in the risk management process and requires specific administrative and business functions to assist in the identification, assessment and control of various risks. Mass’s risk management policies, procedures and methodologies are fluid in nature and are subject to ongoing review and modification.
Sensitivities
Mass’s earnings are sensitive to, among other things, fluctuations in:
Interest Rates. Mass’s long-term debt may be exposed to interest rate price risk. At December 31, 2009, if benchmark interest rates at that date had been 100 basis points (1.0% per annum) lower with all other variables held constant, profit after taxes for the year would have been $0.5 million higher. Conversely, if benchmark interest rates at that date had been 100 basis points (1.0% per annum) higher with all other variables held constant, profit after taxes for the year would have been $0.5 million lower.
Foreign Exchange. Mass’s major trading currencies are United States dollars and Euros, and to a lesser extent Chinese Yuans. At December 31, 2009, if the U.S. dollar had weakened 10% against the local functional currencies with all other variables held constant, profit after taxes for the year would have been $27,000 higher. Conversely, if the U.S. dollar had strengthened 10% against the local functional currencies with all other variables held constant, profit after taxes for the year would have been $0.2 million higher.
At December 31, 2009, if the Euro had weakened 10% against the local functional currencies with all other variables held constant, profit after taxes for the year would have been $0.7 million lower. Conversely, if the Euro had strengthened 10% against the local functional currencies with all other variables held constant, profit after taxes for the year would have been $0.7 million higher.
At December 31, 2009, if the Chinese Yuan had weakened 10% against the local functional currencies with all other variables held constant, profit after taxes for the year would have been $0.7 million lower. Conversely, if the Chinese Yuan had strengthened 10% against the local functional currencies with all other variables held constant, profit after taxes for the year would have been $0.7 million higher.
Equity Prices. Mass faces equity price risk with respect to its investments in securities. At December 31, 2009, if the equity price in general had weakened 10% with all other variables held constant, profit after taxes for the year would have been $0.9 million lower, and other components of equity would have been $0.8 million lower. Conversely, if the equity price in general had strengthened 10% with all other variables held constant, profit after taxes would have been $0.9 million higher, and other components of equity would have been $0.8 million higher.
Derivate Instruments
Derivatives are financial instruments, the payments of which are linked to the prices, or relationships between prices, of securities or commodities, interest rates, currency exchange rates or other financial measures. Derivatives are designed to enable parties to manage their exposure to interest rates and currency exchange rates, and security and other price risks. Mass uses fair value hedges to hedge the exposure to changes in fair value of a recognized asset or liability or an unrecognized firm commitment, or an identified portion of such asset, liability or firm commitment that is attributable to a particular risk that could affect profit or loss. Mass does not use cash flow hedges or hedges of a net investment in a foreign operation.

Inflation
Mass does not believe that inflation has had a material impact on its revenues or income over the past three fiscal years. Because Mass’s assets to a large extent are liquid in nature, they are not significantly affected by inflation. However, increases in inflation could result in increases in expenses, which may not be readily recoverable in the price of services provided to Mass’s clients or commodities sold. To the extent inflation results in rising interest rates and has other adverse effects on capital markets, it could adversely affect Mass’s financial position and profitability.
Application of Critical Accounting Policies
Management’s discussion and analysis of financial position and results of operations are based on Mass’s consolidated financial statements, which have been prepared in accordance with IFRS. The preparation of these financial statements requires Mass’s management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities. On an ongoing basis, Mass evaluates these estimates based on historical experience and makes various assumptions that Mass’s management believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.
A summary of Mass’s significant accounting policies is contained in the 2009 consolidated financial statements, a copy of which is included at Appendix “B” of this Circular. Management of Mass considers the following accounting policies to be critical to the understanding of the results of Mass’s operations.
Valuation of Securities
Securities held for trading are carried at current market value. Any unrealized gains or losses on securities held for trading are included in the results of operations.
Available-for-sale securities are also carried at current market value when current market value is available. Any unrealized gains or losses are included in other comprehensive income. When there has been a loss in value of an available-for-sale security that is other than a temporary decline, the security will be written down to recognize the loss. The fair value loss on Mass’s investment in preferred shares is included in the determination of income. In determining whether the decline in value is other than temporary, quoted market price is not the only deciding factor, particularly for thinly traded securities, large block holdings and restricted shares. Mass considers, but such consideration is not limited to, the following factors: trend of the quoted market price and trading volume; financial position and results for a period of years; liquidity or going concern problems of the investee; changes in or reorganization of the investee and/or its future business plan; outlook of the investee’s industry; the current fair value of the investment (based upon an appraisal thereof) relative to its carrying value; and Mass’s business plan and strategy to divest the security or to restructure the investee.
Recent market volatility has made it extremely difficult to value securities. Subsequent valuations, in light of factors prevailing at such time, may result in significant changes in the values of these securities in future periods. Any of these factors could require Mass to recognize further impairments in the value of its securities portfolio, which may have an adverse effect on Mass’s results of operations in future periods.
Loans and Receivables
Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market, other than those classified as fair value through profit or loss or available for sale. Loans and receivables are measured at amortized cost without regard to Mass’s intention to hold them to maturity.
Mass performs ongoing credit evaluation of customers and adjusts the allowance accounts for specific customer risks and credit factors. Loans and receivables are considered past due on an individual basis based on the terms of the contracts. As at June 30, 2010, none of Mass’s loans receivable were past due or impaired.

At June 30, 2010, trade receivables of $1.5 million were impaired. Not all of the impaired receivable balances were uncollectible. An allowance for credits losses of $0.8 million was provided in 2009. No other receivables were past due or impaired as at June 30, 2010.
Allowance for Credit Losses
Allowance for credit losses is maintained at an amount considered adequate to absorb estimated credit-related losses for Mass’s trade receivables. Ongoing credit evaluation is performed on the financial condition of a receivable using independent ratings where available or by assessment of the customer’s credit quality based on its financial position, past experience and other factors. The allowance for credit losses reflects Mass’s management’s best estimate of the losses in its credit portfolio and judgments about economic conditions. Estimates and judgments could change in the near-term, and could result in a significant change to a recognized allowance. An allowance for credit losses is increased by provisions which are charged to income and reduced by write-offs net of any recoveries.
Specific provisions are established on an individual basis. A country risk provision may be made based on exposures in less developed countries and on Mass’s management’s overall assessment of the underlying economic conditions in those countries. Write-offs are generally recorded after all reasonable restructuring or collection activities have taken place and there is no realistic prospect of recovery. If the amount of the impairment loss decreases in subsequent periods, and provided that the decrease is related to an event which occurs after the impairment has been recognized, the previously recognized impairment loss is reversed. However, the loss can only be reversed to the extent that the carrying value of the asset does not exceed its amortized cost at the date of impairment.
Mass also applies credit risk assessment and valuation methods to its loans and receivables (other than trade receivables). The assessment and valuation are performed on an individual basis, and if an impairment loss arises, the loans or receivables will be written down directly.
Credit losses arise primarily from loans and receivables but may also relate to other credit instruments such as guarantees and letters of credit.
Mass’s total allowance for credit losses was approximately $1.6 million as at June 30, 2010, $0.8 million as at December 31, 2009 and $7.5 million as at December 31, 2008.
Inventories
Mass’s inventories primarily consist of commodities inventories (including processed metals). Mass also holds a minor investment in medical instruments and supplies. Management of Mass must make estimates about the pricing when establishing the appropriate provisions for inventories.
For commodities inventories, management of Mass refers the pricing as quoted on the commodity exchanges or by dealers and/or brokers. Furthermore, Mass’s management also considers whether there are any alternatives to enhance the value of the commodities, for example, relocating the products.
For the medical instruments and supplies as well as process metals, the estimated net selling price is the most important determining factor.
Real estate
Mass holds properties for sale and investment properties. Properties for sale is real property that is held for sale in the normal course of business while investment property is real property (freehold land and buildings) that is held for generating rental income or for capital appreciation or both. Properties for sale are accounted for as inventories at the lower of cost and net realizable value. Net realizable value is determined by reference to sale proceeds of properties sold in the ordinary course of business less all estimated selling expenses after the balance sheet date, or by management estimates based on prevailing market conditions. Investment property is initially recognized at historical cost including related transaction costs. After initial recognition, investment property is held at fair value, with changes in value recognized in the profit or loss for the period in which it arises.

The fair value of investment property is the price at which the property could be exchanged between knowledgeable, willing parties in an arm’s length transaction. Fair value specifically excludes an estimated price inflated or deflated by special terms or circumstances, special considerations or concessions granted by anyone associated with the sale. An entity determines fair value without any deduction for transaction costs it may incur on sale or other disposal. Mass adopted the fair value model pursuant to IAS 40, Investment Property, under which the valuation profession has an important role in implementing the standards. Fair value on investment property is based on valuations prepared annually by external evaluators in accordance with guidance under ‘International Valuation Standards’ issued by the International Valuation Standard Committee and reviewed by Mass in accordance with guidance on fair value in IAS 40. In 2009, the change in fair value of investment property was $0.3 million, which was included in revenues in Mass’s consolidated statement of operations.
Goodwill Impairment
Goodwill represents the excess of the cost of an acquisition over the fair value of Mass’s share of the net identifiable assets of the acquired subsidiary, associate or joint venture at the effective date of acquisition, and, in respect of an increase in holding in a subsidiary, the excess of the cost of acquisition over the carrying amount of the proportion of the minority interests acquired. Goodwill is allocated to cash-generating units for the purpose of impairment testing and is carried at cost less accumulated impairment loss. Goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired. Mass considers, but such consideration is not limited to, the following factors to determine the goodwill impairment: a significant adverse change in legal factors or in the business climate; reorganization or restructuring of a cash-generating unit(s); an adverse action or assessment by a regulator; unanticipated competition; loss of key personnel or key customer(s); a more-likely-than not expectation that a significant portion or all of a reporting unit will be sold or otherwise disposed of; the testing for write-down or impairment of a significant asset group within a cash-generating unit; or the recognition of a goodwill impairment loss in its separate financial statements by a subsidiary that is a component of the cash-generating unit.
Mass did not recognize any goodwill impairment charge in 2009. In 2008, Mass indirectly acquired manufacturing businesses in Europe, resulting in goodwill of $5.2 million, which was written off in the same year, as the manufacturing business itself is not expected to generate a return higher than the market rate. In 2007, Mass recognized an impairment charge of $1.9 million.
Description of Securities
General
Pursuant to its Articles, Mass is authorized to issue an unlimited number of Mass Shares, an unlimited number of class A redeemable preferred shares and an unlimited number of class B preferred shares. As at the close of business on the day prior to the date hereof, there were 26,204,716 Mass Shares issued and outstanding and no class A redeemable preferred shares or class B preferred shares issued or outstanding. As at such date, Terra Nova owned 1,203,627 Mass Shares representing approximately 5% of the total issued and outstanding Mass Shares. Mass’s directors and executive officers owned less than 0.5% of the outstanding Mass Shares, other than indirect voting and/or dispositive power exercised by the Chairman of Terra Nova and Mass through Mass Employees Incentive. See “Information Concerning Mass – Principal Securityholders of Mass”.
Mass Shares
Holders of the Mass Shares are each entitled to receive notice of and to attend any meeting of Mass Shareholders, except meetings at which the holders of another class of Mass’s shares are entitled to vote separately as a class. At such meeting, each holder of a Mass Share is entitled to exercise one vote in respect of each Mass Share held by that shareholder at the date of the meeting. Mass’s Articles and by-laws do not provide for cumulative voting for the election of directors. This means that the holders of a majority of the Mass Shares voted can elect all of the directors then standing for election.

Mass’s directors are entitled to declare dividends on the Mass Shares at the time and in the amounts as they shall determine. The holders of the Mass Shares are entitled to receive an equal share in any dividend paid to such Mass Shareholders out of the assets legally available for the payment of dividends, provided that no dividend may be paid on the Mass Shares, if to do so would reduce Mass’s net assets to an amount insufficient to redeem all of Mass’s preferred shares then outstanding, if any.
Upon Mass’s liquidation, dissolution or winding-up, subject to the prior rights of the holders of Mass’s preferred shares, the holders of the Mass Shares are entitled to receive an equal share in the distribution of surplus assets.
The Mass Shares are not entitled to preemptive rights and are not subject to conversion into any other class of shares. Mass may purchase or otherwise acquire any of its own shares. However, no purchase, redemption or other acquisition of shares can be made unless the directors determine that, immediately after the acquisition, the value of Mass’s assets will exceed its liabilities and Mass will be able to pay its debts as they fall due.
Class A Redeemable Preferred Shares
As at the date hereof, there are no class A redeemable preferred shares issued and outstanding. The holders of the class A redeemable preferred shares are not entitled to receive notice of or to attend any meetings of the holders of the Mass Shares.
Upon Mass’s liquidation, dissolution or winding-up, the holders of the class A redeemable preferred shares are entitled to receive, in respect of each class A redeemable preferred share, an amount equal to the redemption amount of such shares, and no more, in preference and priority over the Mass Shares.
Subject to Mass’s governing documents and the Barbados Act, Mass may, at its option and at any time, redeem all or any number of the issued and outstanding class A redeemable preferred shares on payment of the redemption amount for such shares. Mass’s directors may select the class A redeemable preferred shares to be redeemed in such manner as they determine, and are not obligated to redeem class A redeemable preferred shares on a pro rata basis.
Subject to Mass’s governing documents and the Barbados Act, beginning in the fourth year after the date of issuance of the class A redeemable preferred shares, each holder of such shares shall be able to cause a redemption, at a rate of 1/15 of the class A redeemable preferred shares held by such person per year.
If a holder of the class A redeemable preferred shares provides Mass notice of a proposed transfer or sale of their class A redeemable preferred shares, each such holder has the right to give notice to Mass requiring each holder of the class A redeemable preferred shares, whether or not subject to such transfer or sale, to become entitled to a priority special dividend in an amount equal to the redemption amount of such shares. In the event such notice is given, Mass cannot declare or pay a dividend on any other class of shares until such time as this dividend has been paid. The amount of such dividend paid by Mass will reduce the cumulative redemption amount payable by Mass on each class A redeemable preferred share.
Class B Preferred Shares
As at the date hereof, Mass has no class B preferred shares issued and outstanding. Class B preferred shares may be issued in one or more series, and the Mass Board is authorized to provide for the issuance of such shares in series, to fix the number of class B preferred shares in each series and to designate the rights, privileges, restrictions and conditions attaching to the shares of each series of class B preferred shares.
Subject to the rights of holders of the class A redeemable preferred shares, the holders of any series of class B preferred shares shall be entitled to receive dividends, as the Mass Board may declare from time to time in their absolute discretion, out of any or all profits or surplus available for dividends. Mass’s directors may declare a dividend from time to time to the holders of one or more series of class B preferred shares, to the exclusion of any other series of the class B preferred shares.

Upon Mass’s liquidation, dissolution or winding-up, the holders of class B preferred shares of each series shall rank in parity with holders of class B preferred shares of every other series, with respect to the distribution of Mass’s assets. However, the foregoing is subject to the rights of the holders of the class A redeemable preferred shares.
The holders of the class B preferred shares are entitled to receive notice of and to attend any and all meetings of the holders of the class B preferred shares and to vote at any annual or special meeting of such holders.
The class B preferred shares are not transferrable without the prior approval of Mass’s directors.
Options to Purchase Securities
Mass does not currently have a stock option plan and no stock options have been issued to any person.
Prior Sales
The following table sets forth the particulars of all securities of Mass during the past 12 months:

				Distribution price
		Number of		per security
Date of Issuance	Type of Security Issued	Securities Issued		($)
December 29,2009	Mass Shares	1,203,627	(1)	8.93
December 29, 2009	Mass Shares	2,075,132	(2)	7,91
December 31, 2009	Mass Shares	1,190,476	(3)	0.84
March 22, 2010	Mass Shares	1,071,429	(4)	0.84

(1)	Issued pursuant to a payment-in-kind note.

(2)	Stock dividend to shareholders.

(3)	Issued on conversion of Mass Convertible Bonds and then repurchased and cancelled in consideration of 100,000 Mass Shares and $1.0 million in cash.

(4)	Such Mass Shares were issued upon the conversion of Mass Convertible Bonds.
Price Range and Trading Volume of the Mass Shares
The Mass Shares are listed and posted for trading on the Third Market of the Vienna Stock Exchange under the symbol “MASS” and are traded in the United States on the Pink Sheets, operated by Pink OTC Markets Inc. (in this section, the “Pink Sheets”) under the trading symbol “MFCAF”. The following table sets forth the high and low closing prices of the Mass Shares and the volume of trading on the Vienna Stock Exchange and the Pink Sheets for the twelve month period preceding the date of this Circular, according to published sources:

		Pink Sheets			Vienna Stock Exchange
		Price Range			Price Range
		High	Low	Volume	High	Low	Volume
Year	Period	($)	($)	(#)	(€)	(€)	(#)
2009	September	9.85	7.01	343,900	5.66	5.11	1000
	October	9.80	8.26	272,900	6.96	5.25	9000
	November	9.00	8.22	149,400	6.09	5.54	8600
	December	9.30	7.90	152,800	6.19	5.38	4300
2010	January	9.64	8.55	147,500	6.93	5.59	5800
	February	9.29	8.60	105,300	6.92	5.79	0
	March	9.45	9.00	127,600	6.52	5.79	6300
	April	10.84	9.80	339,300	7.72	6.40	6100
	May	10.82	9.51	428,400	8.63	7.09	4700
	June	10.55	9.20	241,600	8.81	7.47	0
	July	9.49	9.00	115,600	7.40	6.93	300
	August	9.99	9.00	211,000	7.39	6.78	2300
	September 1-28	9.47	7.20	661,700	7.05	5.65	6,000

Principal Securityholders of Mass
The following table lists the persons who to the knowledge of the Company own, directly or indirectly, 10% or more of the issued and outstanding Mass Shares:

			Percentage of
	Number and Class of		Common Shares
Name	Shares Owned		Owned(1)
Peter Kellogg	5,115,630 Mass Shares	(2)	19.5%
Mass Employees Incentive(3)	3,394,614 Mass Shares		13.0%

(1)	Based on 26,204,716 Mass Shares issued and outstanding on September 29, 2010.

(2)
In his public filings in relation to Terra Nova, Mr. Kellogg disclaims beneficial ownership of a significant majority of Terra Nova Common Shares held. As there are no statutory public filings for Mass Shares, Terra Nova is unaware whether Mr. Kellogg disclaims beneficial ownership of some or all of such shares.

(3)
Michael Smith, the Chairman of Mass, is the sole director and officer of Mass Employees Incentive and, as such, has sole voting and dispositive power over the Mass Shares held by Mass Employees Incentive. Mass Employees Incentive holds Mass Shares as discretionary equity-based awards for employees of Mass.

Directors and Officers
Name, Address, Occupation and Security Holdings
The following table sets forth the name and municipality of residence of each director and executive officer of Mass, as well as each individual’s position with Mass, the period of service in such position, principal occupation within the five preceding years and the number and percentage of Mass Shares held. As of the date of this Circular, the Company is not aware of any directors who, directly or indirectly, hold any Mass Shares, other than indirectly through Mass Employees Incentive. See “Principal Securityholders of Mass” above.

Year Term
Name, Municipality		as Director
and Country of	Position with	Began	Principal Occupation for the	Number of Mass
Residence	Mass	(Expires)	Five Preceding Years	Shares held
Michael J. Smith Hong Kong SAR, China	President, Chief Executive Officer, Secretary and Director	1997 (2011)	President, Chief Executive Officer, Secretary and a Director of Mass. President and Chief Executive Officer of the Company between 1996 and 2006, and is currently the Chairman of the Terra Nova Board.	92,727(1)
Eugene Chen Shanghai P.R. China	Director	2005 (2010)	Director of Mass. Until 2005, resident, Chief Executive Officer, Chief Operating Officer and a Director of Med Net International Ltd., whose business included operating eye-care equipment and centers in China. Since 2003, Mr. Chen has been involved with Mednet (Shanghai) Medical Technical Developing Co. Ltd., MFC Shanghai Commodities Ltd.; and MFC & KHD Shanghai International Industries Limited.	Nil
Ravin Prakash National Capital Region, India	Director	2005 (2012)	Since February 2002, the Company’s representative responsible for the Company’s business and commercial activities in India.	Nil
Ernest Alders Madrid, Spain	Co-Managing Director of MFC Commodities GmbH	N/A	Co-Managing Director of MFC Commodities GmbH	Nil
Ferdinand Steinbauer Greiz, Austria	Co-Managing Director of MFC Commodities GmbH	N/A	Co-Managing Director of MFC Commodities GmbH	Nil

(1)	Mr. Smith also exercises voting and dispositive power over the Mass Shares held by Mass Employees Incentive. See “Principal Securityholders of Mass”.

Corporate Cease Trade Orders or Bankruptcies
Except as disclosed elsewhere herein, to the best of the Company’s knowledge based on information provided by Mass, no director or executive officer of Mass is at the date hereof, or within the ten years prior to the date hereof has been, a director, chief executive officer or chief financial officer of any company (including Mass) that, while that person was acting in that capacity:
(a)
was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days; or

(b)
was subject to a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as a director, chief executive officer or chief financial officer.

Except as disclosed elsewhere herein, to the best of the Company’s knowledge based on information provided by Mass, no present director of Mass is at the date hereof, or within the ten years prior to the date hereof has been, a director or executive officer of any company (including Mass) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.
Except as disclosed elsewhere herein, no director, officer, promoter or principal shareholder of Mass is or has, within ten years prior to the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of that individual.
On June 11, 2003, the British Columbia Securities Commission issued a cease trade order with respect to the shares of Banff Resources Ltd., a company for which Michael Smith served as director at the time the cease trade order was issued.
Conflicts of Interest
Other than as set out herein, none of the members of the Mass Board or its senior management has an existing or potential material conflict of interest with Mass or a subsidiary of Mass. There are no family relationships between members of the Mass Board.

Executive Compensation
Generally
This section sets out all annual compensation for services in all capacities to Mass and its subsidiaries for the most recently completed financial year in respect of the individuals comprised of the chief executive officer and each of the other three most highly compensated executive officers of Mass, whose total compensation for the most recently completed financial year exceeded $150,000, and any individual who would have satisfied these criteria but for the fact that the individual was not serving as an officer at the end of the most recently completed financial year (in this section, the “Named Executive Officers” or “NEOs”).
Mass currently has the following NEO’s: (i) Michael J. Smith (President, Chief Executive Officer and Director); (ii) Eugene Chen (Director); (iii) Ravin Prakash (Director); (iv) Stefan Mikula (Head of Commodities Sales); and (v) Roland Schulien (Risk Manager).
The following table is a summary of compensation paid to Mass’s NEO’s for the preceding two fiscal years.

			Non-equity Incentive
			Plan Compensation
			Annual Incentive	Long-term	All Other		Total
		Salary(1)	Plan(2)	Incentive Plans	Compensation		Compensation(3)
Name and Principal Position	Year	($)	($)	($)	($)		($)
Michael Smith	2009	240,000	129,000	—	5,000	(4)	374,000
CEO & Director	2008	240,000	138,000	—	4,200	(4)	382,200

Eugene Chen	2009	165,000	—	—	45,540	(5)	210,540
Director	2008	132,000	—	—	43,900	(5)	175,900

Ravin Prakash	2009	130,000	80,000	—	—		210,000
Director	2008	120,000	60,000	—	—		180,000

Stefan Mikula	2009	176,000	20,000	—	—		196,000
Head of Commodities Sales	2008	174,000	26,000	—	—		200,000

Roland Schulien	2009	186,000	—	—	20,000	(6)	206,000
Risk Manager	2008	186,000	15,000	—	20,000	(6)	221,000

(1)	Represents amounts paid and accrued for the period.

(2)	Consists of discretionary bonuses awarded.

(3)	Compensation includes amounts paid and accrued.

(4)	Consists of payments in respect of medical benefits.

(5)	Consists of medical benefits and housing payments.

(6)	Consists of medical benefits and auto payments.

Compensation Discussion and Analysis
The Mass Board reviews and approves annual salaries, bonuses and other forms and items of compensation for the senior officers and employees of Mass. Mass does not have a compensation program, other than paying base salaries and cash bonuses to the NEOs. Mass’s policy in the determination of senior executive compensation is to encourage performance in order to maintain the position of Mass in a highly competitive environment. As a result, compensation packages are based upon salaries that provide a reasonable level of remuneration to attract and retain highly qualified and experienced executives and managers as well as align the compensation level of each executive to that executive’s level of responsibility.
Base salary reflects annual compensation received by an executive for the position they hold and the role they perform within Mass. Base salaries are intended to attract and retain talented executives and to reflect the skill and level of responsibility of an executive, taking into account market conditions and salaries paid by Mass’s competitors. Base salaries are targeted at median market values and balanced with relative roles and responsibilities within Mass. The relative base salary of executive officers reflects their experience and the accountability of their respective roles and the incumbent’s performance in such roles. Base salaries are benchmarked externally against comparable roles in peer companies and internally against similar roles. Salaries are then adjusted depending on a NEOs past performance, experience, individual qualifications, promotion or other change in responsibilities, expected future contributions to Mass and current market competitiveness.
Bonuses are variable, and fluctuate based on the financial performance of Mass measured against the financial plan approved for the applicable fiscal year by the Mass Board. No material additional benefits or perquisites are currently provided to members of management that are not available to employees of Mass generally. Benefits currently extended to all employees include customary health, disability, dental and related benefits.
Equity Incentive and Pension Plans
Mass does not currently have any equity incentive or compensation or pension plans for its directors, executive officers, employees or consultants. However, in 2006, the Chairman of Mass established and arranged financing for Mass Employees Incentive which acquired Mass Shares. Mass Employees Incentive holds Mass Shares as discretionary equity-based awards for employees of Mass.
Termination and Change of Control Benefits
Other than as disclosed herein, Mass does not have any agreements providing for any benefits to Named Executive Officers upon termination of his or her office.
Mass has an employment agreement with Mr. Smith, its chief executive officer, which provides for termination and change of control payments equal to three times his base salary, expenses and his last annual bonus. Mass also has a service agreement with Mr. Eugene Chen and Med Net (Shanghai) Medical Technical Development Co. Ltd., which provides for termination and change of control payments equal to two times his base salary and last annual bonus. Each of the aforementioned NEOs has agreed to waive their respective change of control payments in connection with the Contemplated Transactions.
Compensation of Directors
According to Mass’s by-laws, Mass’s directors are entitled to receive remuneration for serving on the Mass Board as Mass Shareholders may determine from time to time and such remuneration may be in addition to the salary paid to a director in their capacity as an officer or employee. Mass’s directors may award special remuneration, without confirmation of same by Mass Shareholders, to any director undertaking any special services on Mass’s behalf other than routine work ordinarily required of a director. Mass’s directors are entitled to be compensated for traveling and other expenses properly incurred by them in connection with Mass’s affairs.
Mass does not currently compensate its directors and has no standard arrangement pursuant to which Mass’s directors are compensated for their services in their capacity as directors. In addition, Mass did not pay any directors’ fees, nor grant any stock options to its directors since the Spin-Off.

Indebtedness of Directors and Executive Officers
No director or officer of Mass, or any associate of any such director or officer, has been indebted, other than routine indebtedness, to Mass or to any other entity that is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by Mass since the beginning of the most recently completed financial year.
Corporate Governance and Committees
The Mass Board and the senior management of Mass consider good corporate governance to be an important component to the effective and efficient operation of Mass. Mass complies with the corporate governance requirements of the Barbados Act. The Mass Board has not yet established any board committees and no intention exists as at the date of this Circular to establish any such committees. Mass is not required under applicable law to have independent directors on the Mass Board.
Risk Factors Relating to Mass
An investment in Mass involves a high degree of risk and may result in the loss of all or part of one’s investment in Mass. Prospective investors should consider carefully each of the risks described below, together with all of the other information contained in the Circular, before deciding to invest in Mass. Mass’s business, financial condition and results of operations may be materially and adversely affected by any of these risks. Although management of Mass believes, and has advised Terra Nova, that the risks set forth below are Mass’s material risks, they are not the only risks Mass faces. Additional risks not presently known to management of Mass or that management currently deems immaterial may also have an effect on Mass’s financial condition and results of operations.
The weak global economy could adversely affect Mass’s business and financial results and have a material adverse effect on its liquidity and capital resources.
Mass’s business, by its nature, does not produce predictable earnings, and Mass’s business may be materially affected by conditions in the global financial markets and economic conditions generally.
Global financial markets experienced extreme and unprecedented disruption in the second half of 2008, including, among other things, extreme volatility in security prices, severely diminished liquidity and credit availability, rating downgrades of certain investments and declining valuations of others. Although financial markets have stabilized and signs of a global economic recovery began to emerge in the latter part of 2009, the economic environment, particularly in the United States and Europe, continues to be weak and Mass remains subject to a number of risks associated with these adverse economic conditions.
Market deterioration and weakness can result in a material decline in the number and size of the transactions that Mass executes for its clients, including transactions in which Mass provides financial advisory and other services, and to a corresponding decline in the revenues Mass receives from fees. Market weakness can further result in losses to the extent that Mass owns assets in such market.
The nature of the recovery in the financial markets and in the global economy in general remains uncertain, and there can be no assurance that market conditions will continue to improve in the near future.
Mass’s financial results may fluctuate substantially from period to period.
Mass has experienced, and expects to experience in the future, significant periodic variations in its revenues and results of operations. These variations may be attributed in part to the fact that Mass’s corporate finance revenues are often earned upon the successful completion of a transaction, the timing of which is uncertain and beyond Mass’s control. In many cases, Mass may receive little or no payment for engagements that do not result in the successful completion of a transaction. Additionally, through Mass’s proprietary investing, Mass seeks to acquire undervalued assets where Mass can use Mass’s experience and management to realize upon the value. Often Mass will hold or build upon these assets over time and the timing of its realization is not predictable. As a result, Mass is unlikely to achieve steady and predictable earnings on a quarterly basis, which could in turn adversely affect Mass’s financial condition and results of operations.

Mass’s business is highly competitive.
All aspects of Mass’s business are intensely competitive, and Mass expects them to remain so. Mass’s competitors are merchant banks, investment banks, brokerage firms, commercial banks, private equity firms, hedge funds and financial advisory firms. Many of Mass’s competitors have substantially greater capital and resources than Mass does and offer a broader range of financial services and products. Mass believes that the principal factors affecting competition in Mass’s business include transaction execution, Mass’s products and services, client relationships, reputation, innovations, credit worthiness and price. Mass has experienced intense price competition in some of its trading business.
The scale of Mass’s competitors has increased in recent years as a result of substantial consolidation among companies in the banking and financial industries. These firms have the ability to offer a wider range of products than Mass does which may enhance their competitive position. They also have the ability to support their business with other financial services such as commercial lending in an effort to gain market share, which has resulted, and could further result, in pricing pressure in Mass’s businesses. If Mass is unable to compete effectively with its competitors, Mass’s business and results of operations will be adversely affected.
Larger and more frequent capital commitments in Mass’s trading businesses increase the potential for significant losses.
There has been a trend toward larger and more frequent commitments of capital by financial services firms in many of their activities. For example, in order to compete for certain transactions, financial service firms may commit to purchase significant amounts of assets such as commodities, instead of the more traditional agency approach in which the agent earns a commission and the risks are borne by the client. Mass anticipates participating in this trend and, as a result, Mass will be subject to increased risk as it commits capital to facilitate business. Furthermore, Mass may suffer losses as a result of the positions taken in these transactions even when economic and market conditions are generally favourable for others in the industry.
Mass may enter into large transactions in which Mass commits its own capital as part of its trading business to facilitate client trading activities. The number and size of these large transactions may materially affect Mass’s results of operations in a given period. Market fluctuations may also cause it to incur significant losses from its trading activities. To the extent that Mass own assets, i.e., has long positions, a downturn in the value of those assets or in the markets in which those assets are traded could result in losses. Conversely, to the extent that Mass has sold assets it does not own, i.e., has short positions, in any of those markets, an upturn in those markets could expose it to potentially large losses as Mass attempts to cover its short positions by acquiring assets in a rising market.
Strategic investments or acquisitions and joint ventures, or Mass’s entry into new business areas, may result in additional risks and uncertainties in Mass’s business.
Mass has grown and intends to continue to grow its businesses both through internal expansion and through strategic investments, acquisitions or joint ventures. When Mass makes strategic investments or acquisitions or enters into joint ventures, Mass expects to face numerous risks and uncertainties in combining or integrating the relevant businesses and systems, including the need to combine accounting and data processing systems and management controls and to integrate relationships with customers and business partners.
Acquisitions also frequently result in recording of goodwill and other intangible assets, which are subject to potential impairments in the future that could have a material adverse effect on Mass’s operating results. Furthermore, the costs of integrating acquired businesses (including restructuring charges associated with the acquisitions, as well as other acquisition costs, such as accounting fees, legal fees and investment banking fees) could significantly impact Mass’s operating results.
Although Mass performs diligence on the businesses it purchases, in light of the circumstances of each transaction, an unavoidable level of risk remains regarding the actual condition of these businesses. Mass may not be able to ascertain the value or understand the potential liabilities of the acquired businesses and their operations until Mass assumes operating control of the assets and operations of these businesses.

Furthermore, any future acquisitions of businesses or facilities could entail a number of risks, including:
•	problems with the effective integration of operations;
•	inability to maintain key pre-acquisition business relationships;
•	increased operating costs;
•	exposure to substantial unanticipated liabilities;
•	difficulties in realizing projected efficiencies, synergies and cost savings;
•	the risks of entering markets in which Mass has limited or no prior experience; and
•	the possibility that Mass may be unable to recruit additional managers with the necessary skills to supplement the management of the acquired businesses.
In addition, geographic and other expansion, acquisitions or joint ventures may require significant managerial attention, which may be diverted from Mass’s other operations. If Mass is unsuccessful in overcoming these risks, Mass’s business, financial condition or results of operations could be materially and adversely affected.
Mass may face a lack of suitable acquisition or merger or other proprietary investment candidates, which may limit Mass’s growth.
In order to grow Mass’s business, Mass may seek to acquire or merge with or invest or make proprietary investments in new companies or opportunities. Mass’s failure to make acquisitions or investments may limit Mass’s growth. In pursuing acquisition and investment opportunities, Mass faces competition from other companies having similar growth and investment strategies, many of which may have substantially greater resources than Mass. Competition for these acquisitions or investment targets could result in increased acquisition or investment prices, higher risks and a diminished pool of businesses, services or products available for acquisition or investment.
Mass is subject to transaction risks that may have a material adverse effect on its business, results of operations, financial condition and cash flow.
Mass manages transaction risks through allocating and monitoring its capital investments in circumstances where the risk to Mass’s capital is minimal, carefully screening clients and transactions, and engaging qualified personnel to manage transactions. Nevertheless, transaction risks can arise from, among other things, Mass’s trading and proprietary investing activities. These risks include market and credit risks associated with Mass’s role in providing advisory services. Mass intends to make investments in highly unstructured situations and in companies undergoing severe financial distress. Such investments often involve severe time constraints. These investments may expose it to significant transaction risks. An unsuccessful investment may result in the total loss of such an investment and may have a material adverse effect on Mass’s business, results of operations, financial condition and cash flow.
Mass’s business is subject to significant credit risk.
In the normal course of Mass’s businesses, Mass is involved in the execution, settlement and financing of various customer and principal transactions including derivatives. These activities are transacted on a cash, margin or delivery-versus-payment basis and are subject to the risk of counterparty or customer nonperformance. Although transactions are generally collateralized by the underlying security or other securities, Mass still faces the risks associated with changes in the market value of the collateral through settlement date or during the time when margin is extended and the risk of counterparty nonperformance to the extent collateral has not been secured or the counterparty defaults before collateral or margin can be adjusted. Mass may also incur credit risk in its derivative transactions to the extent such transactions result in uncollateralized credit exposure to its counterparties.

Mass seeks to control the risk associated with these transactions by establishing and monitoring credit limits and by monitoring collateral and transaction levels daily. Mass may require counterparties to deposit additional collateral or return collateral pledged.
Mass is exposed to the risk that parties owing it money, securities or other assets or that have contracted with it for the delivery of products and/or services will not perform their obligations and as a result, Mass’s business, results of operations, financial condition and cash flow could be adversely affected.
Mass manages credit risk on an individual transaction, counterparty level and on a portfolio basis. Credit limits for clients and counterparties are established by management with knowledge of the clients’ creditworthiness. In addition, Mass has policies and limitations with respect to Mass’s lending practices. Mass’s management also reviews and monitors exposure concentrations. Nevertheless, Mass is exposed to the risk that parties owing it or Mass’s clients and other financial intermediaries may default on their obligations to it due to bankruptcy, lack of liquidity, operational failure or other reasons. These counterparty obligations may arise, for example, from placing deposits, the extension of credit in trading and investment activities, and participation in payment, securities and commodity trading transactions on Mass’s behalf and as an agent on behalf of Mass’s clients. If any of these parties defaults on their obligations, Mass’s business, results of operation, financial condition and cash flow could be adversely affected.
Mass is exposed to market volatility and significant cyclical changes in the prices and demand for commodities.
Revenues from certain of Mass’s proprietary investments may be significantly affected by cyclical changes in prices for commodities. The prices for these commodities can fluctuate widely as a result of various factors beyond Mass’s control such as supply and demand, exchange rates, inflation, changes in global economics and political, social and other factors. Mass’s ability, therefore, to maintain or develop revenues or realize upon such investments may be adversely affected by a sustained material reduction in the price of and/or demand for such commodities. Mass is exposed to substantial risk of loss due to market volatility.
Mass’s risk management strategies leave it exposed to unidentified or unanticipated risks that could impact Mass’s risk management strategies in the future and could negatively affect its results of operations and financial condition.
Mass uses a variety of instruments and strategies to manage exposure to various types of risks. For example, Mass uses derivative foreign exchange contracts to manage its exposure and its clients’ exposure to foreign currency exchange rate risks. If any of the variety of instruments and strategies Mass utilizes to manage its exposure to various types of risk are not effective, Mass may incur losses. Many of Mass’s strategies are based on historical trading patterns and correlations. However, these strategies may not be fully effective in mitigating Mass’s risk exposure in all market environments or against all types of risk. Unexpected market developments may affect Mass’s risk management strategies during this time, and unanticipated developments could impact Mass’s risk management strategies in the future.
Derivative transactions may expose Mass to unexpected risk and potential losses.
Mass, from time to time, enters into derivative transactions that require it to deliver to the counterparty the underlying security, loan or other obligation in order to receive payment. In a number of cases, Mass may not hold the underlying security, loan or other obligation and may have difficulty obtaining, or be unable to obtain, the underlying security, loan or other obligation through the physical settlement of other transactions. As a result, Mass is subject to the risk that Mass may not be able to obtain the security, loan or other obligation within the required contractual time frame for delivery. This could cause Mass to forfeit the payments due to Mass under these contracts or result in settlement delays with the attendant credit and operational risk as well as increased costs to it.

Fluctuations in interest rates and foreign currency exchange rates may affect Mass’s results of operations and financial condition.
Fluctuation in interest rates may affect the fair value of Mass’s financial instruments sensitive to interest rates. An increase in market interest rates may decrease the fair value of Mass’s fixed interest rate financial instrument assets and a decrease in market interest rates may decrease the fair value of Mass’s fixed interest rate financial instrument liabilities, thereby resulting in a reduction in the fair value of Mass’s equity. Similarly, fluctuations in foreign currency exchange rates may affect the fair value of Mass’s financial instruments sensitive to foreign currency exchange rates.
Mass is exposed to political, economic, legal, operational and other risks as a result of its global operations that could negatively affect Mass’s business, and Mass’s results of operations, financial condition and cash flow could be adversely affected.
In conducting its business in major markets around the world, Mass is subject to political, economic, legal, operational and other risks that are inherent in operating in other countries. These risks range from difficulties in settling transactions in emerging markets to possible nationalization, expropriation, price controls and other restrictive governmental actions, and terrorism. Mass also faces the risk that exchange controls or similar restrictions imposed by foreign governmental authorities may restrict Mass’s ability to convert local currency received or held by Mass in their countries into Swiss francs, Canadian dollars, Euros or other hard currencies, or to take those other currencies out of those countries. If any of these risks become a reality, Mass’s business, results of operations, financial condition and cash flow could be negatively impacted.
Mass may substantially increase its debt in the future.
Mass expects that it may be necessary for Mass to obtain financing with a bank or financial institution to provide funds for working capital, capital purchases, potential acquisitions and business development. However, because of Mass’s cash flow position, Mass does not expect that Mass will have any immediate need to obtain additional financing. Interest costs associated with any debt financing may adversely affect Mass’s profitability. Further, the terms on which amounts may be borrowed – including standard financial covenants regarding the maintenance of financial ratios, the prohibition against engaging in major corporate transactions or reorganizations and the payment of dividends – may impose additional constraints on Mass’s business operations and Mass’s financial strength.
Mass’s advisory engagements are often singular in nature and do not generally provide for subsequent engagements.
Mass’s clients generally retain it on a short-term, engagement-by-engagement basis in connection with specific capital or strategic transactions, rather than on a recurring basis under long-term contracts. As these transactions are typically singular in nature and Mass’s engagements with these clients may not recur, Mass must seek out new engagements when Mass’s current engagements are successfully completed or are terminated. As a result, high activity levels in any period are not necessarily indicative of continued high levels of activity in any subsequent period. If Mass is unable to generate a substantial number of new engagements that generate fees from new or existing clients, Mass’s business and results of operations would likely be adversely affected.
Limitations on Mass’s access to capital could impair Mass’s liquidity and Mass’s ability to conduct its businesses.
Liquidity, or ready access to funds, is essential to financial services firms. Failures of financial firms have often been attributable in large part to insufficient liquidity. Liquidity is of particular importance to Mass’s trading business and perceived liquidity issues may affect Mass’s clients’ and counterparties’ willingness to engage in transactions with it. Mass’s liquidity could be impaired due to circumstances that Mass may be unable to control, such as a general market disruption or an operational problem that affects Mass’s clients, counterparties, Mass’s lenders or Mass itself. Further, Mass’s ability to sell assets may be impaired if other market participants are seeking to sell similar assets at the same time.

Mass is exposed to legal risks in its business that are often difficult to assess or quantify. Mass anticipates that it will incur significant legal expenses every year in defending against litigation.
Mass is exposed to legal risks in Mass’s business and the volume and amount of damages claimed in litigation against financial intermediaries are increasing. These risks include potential liability under securities or other laws for materially false or misleading statements made in connection with securities and other transactions, potential liability for advice Mass provides to participants in corporate transactions, and disputes over the terms and conditions of complex trading arrangements. Mass also faces the possibility that counterparties in complex or risky trading transactions will claim that Mass improperly failed to tell them of the risks involved or that they were not authorized or permitted to enter into such transactions with it and that their obligations to it are not enforceable. During a prolonged market downturn, Mass expects these types of claims to increase. Mass is also exposed to legal risks in Mass’s proprietary investing activities. Mass seeks to invest in undervalued businesses or assets often as a result of financial, legal, regulatory or other distress affecting them. Investing in distressed businesses and assets can involve Mass in complex legal issues relating to priorities, claims and other rights of stakeholders. These risks are often difficult to assess or quantify and their existence and magnitude often remains unknown for substantial periods of time. Mass may incur significant legal and other expenses in defending against litigation involved with any of these risks and may be required to pay substantial damages for settlements and/or adverse judgments. Substantial legal liability or significant regulatory action against it could have a material adverse effect on Mass’s results of operation.
Mass’s operations and infrastructure may malfunction or fail.
Mass’s business is highly dependent on its ability to process, on a daily basis, a number of transactions across diverse markets, and the transactions Mass processes have become increasingly complex. The inability of Mass’s systems to accommodate an increasing volume of transactions could also constrain Mass’s ability to expand its businesses. If any of these systems do not operate properly or are disabled, or if there are other shortcomings or failures in Mass’s internal processes, people or systems, Mass could suffer impairments, financial loss, a disruption of its businesses, liability to clients, regulatory intervention or reputational damage.
Mass relies significantly on the skills and experience of Mass’s key executives and the loss of these individuals could harm Mass’s business.
Mass’s future success depends to a significant degree on the skills, experience and efforts of Mass’s key executives and, in particular, Michael Smith, Mass’s Chief Executive Officer. The loss of the services of Mass’s key executives could compromise Mass’s ability to effectively conduct Mass’s business. Mass does not maintain “key person” insurance in relation to any of Mass’s employees.
Mass’s ability to retain its qualified personnel is critical to the success of its business, and Mass’s failure to do so may materially affect its reputation, business and results of operations.
Recruiting and retaining qualified personnel is critical to Mass’s success. Mass’s ability to obtain and successfully execute the business mandates that generate a significant portion of Mass’s revenues depends upon the reputation, judgment, business generation capabilities and transaction execution skills of Mass’s senior professionals. Mass’s employees’ reputations and relationships with Mass’s clients are key elements in obtaining and executing engagements and opportunities. Mass encounters intense competition for qualified employees from other companies in its industry as well as from other businesses, such as hedge funds and private equity funds. From time to time, Mass has experienced departures of Mass’s professionals. Losses of key personnel have occurred and may occur in the future.
Employee misconduct could harm Mass and is difficult to detect and deter.
It is not always possible to detect and deter employee misconduct. The precautions Mass takes to detect and prevent this activity may not be effective in all cases, and Mass could suffer significant reputational and economic harm for any misconduct by its employees. The potential harm to Mass’s reputation and to Mass’s business caused by such misconduct is impossible to quantify.
Mass may incur losses as a result of unforeseen or catastrophic events, including the emergence of a pandemic, terrorist attacks or natural disasters.
The occurrence of unforeseen or catastrophic events, including the emergence of a pandemic or other widespread health emergency (or concerns over the possibility of such an emergency), terrorist attacks or natural disasters, could create economic and financial disruptions, could lead to operational difficulties (including travel limitations) that could impair Mass’s ability to manage Mass’s business and could expose Mass’s insurance subsidiaries to significant losses.

Legal Proceedings and Regulatory Actions
Mass is not involved in any material legal proceedings, nor is it aware of any proceedings that are contemplated that it believes would have a material adverse effect upon its financial condition or results of operations. In the ordinary course of Mass’s business, claims are asserted or made against Mass. To date, no reservation or provision has been made in the financial statements in connection with such claims.
Related Party Transactions
In the normal course of Mass’s operations, Mass enters into transactions with related parties which include affiliates in which Mass has a significant (10% or more) equity interest in or which has the ability to influence the affiliates’ or Mass’s operating and financial policies through significant shareholding, representation on the Mass Board, corporate charter and/or bylaws. In the normal course of business, Mass enters into sales, service and financing transactions with these related parties. All transactions with related parties are conducted on the same commercial terms that are normally conducted with unrelated third parties.
In addition to transactions disclosed elsewhere in Mass’s consolidated financial statements included herein, Mass had the following transactions with affiliates:

	Years Ended December 31,
($000s)	2009	2008	2007

Sale of goods	$2,717	$408	$2,172
Interest income	814	726	1,436
Fee income	7,054	8,436	5,763
Dividend income	768	1,647	3,982
Gain on derivatives	400	—	—
Extinguishment of preferred share liability	49,142	—	—
Interest expense	310	—	—
Purchases of goods	13,745	71,578	103,025
Dividend on preferred shares classified as liabilities	—	3,744	3,853
General and administrative fee expense	50	160	260
Other transactions in 2009: Mass exercised its right to deliver 1,203,627 Mass Shares to the Company for the settlement of a liability of CDN$11.3 million.
Other transactions in 2008: (i) Mass issued 1.8 million Mass Shares to an affiliate for $11.7 million in cash. The 1.8 million Mass Shares were subsequently acquired by another affiliate for $11.7 million in cash. As a result of the acquisition and consolidation of the latter affiliate, these 1.8 million Mass Shares were, for accounting and financial reporting purposes, reacquired for an allocated cost of $6.6 million based on the relative fair values and are classified as treasury stock in the equity section as a deduction of common stock; and (ii) Mass also acquired a majority equity interest in an affiliate and subsequently, pursuant to the asset purchase agreement, acquired all the assets and liabilities of the affiliate.
Other transactions in 2007: (i) Mass recognized credit losses of $1.6 million relating to receivables from affiliates; (ii) Mass acquired common shares in a non-wholly-owned subsidiary from an affiliate for $64,000 and sold an investment in a private company to the same affiliate for $50,000; and (iii) Mass paid management fees of $53,000 to a corporation of which an officer is a former director and former officer of Mass.
Auditors, Transfer Agents and Registrars
Mass’s auditors are a Member of NEXIA International, Davidson & Company LLP, Chartered Accountants, 1200-609 Granville Street, Vancouver, BC, Canada, V7Y 1G6. Mass’s transfer agent and registrar for the Mass Shares is Computershare Investor Services Inc., 510 Burrard Street, Vancouver, British Columbia, Canada, V6C 3B9.

INFORMATION CONCERNING TERRA NOVA
The following is selected information about Terra Nova. For further information respecting Terra Nova and Terra Nova’s business, please refer to Terra Nova’s Annual Report on Form 20-F for the year ended December 31, 2009 and its MD&A for the six months ended June 30, 2010, both of which have been filed with Canadian securities regulators and the SEC, and are available under the Company’s profile on SEDAR (www.sedar.com) and the SEC website (www.sec.gov).
Name and Incorporation
The Company is a corporation organized under the laws of the Province of British Columbia, Canada. It was originally incorporated in June, 1951 by letters patent issued pursuant to the Companies Act of 1934 (Canada). The Company was continued under the Canada Business Corporations Act in March, 1980, under the Business Corporations Act (Yukon) in August, 1996, and under the Business Corporations Act (British Columbia) in November, 2004. The Company’s name was changed from “MFC Bancorp Ltd.” to “KHD Humboldt Wedag International Ltd.” on October 28, 2005 and to “Terra Nova Royalty Corporation” on March 30, 2010.
The full corporate name of the Company is “Terra Nova Royalty Corporation”. The registered office of the Company is located at 1000 Cathedral Place, 925 West Georgia Street, Vancouver, British Columbia, V6C 3L2. The head office of Terra Nova is located at Suite 1620, 400 Burrard Street, Vancouver, British Columbia, V6C 3A6.
Narrative Description of the Business
Business
The Company is currently active in the royalty business, primarily through its indirect interest in the Wabush iron ore mine in Newfoundland and Labrador, Canada. The Company is seeking to expand its business by acquiring additional royalty interests in resource properties and/or through the acquisition of or investment in mining and other natural resource projects.
The Company currently derives production royalty revenue from a mining sub-lease of the lands upon which the Wabush iron ore mine is situated. The mining sub-lease commenced in 1956 and expires in 2055.
The Wabush iron ore mine is owned and operated by Cliffs. Under the mining sub-lease, Cliffs pays royalties to the holder of the royalty interest based upon the amount of iron ore pellets shipped. Iron ore is shipped from the Wabush iron ore mine to Pointe Noire, Quebec, Canada, where it is pelletized. In 2009, 2008 and 2007, 3.2 million, 3.9 million and 4.8 million tons of iron pellets, respectively, were shipped from Pointe Noire. Such shipments are subject to seasonal and cyclical fluctuations. Pursuant to the terms of the royalty, the royalty payment is not to be less than CDN$3.25 million per annum until its expiry.
Distribution of Industrial Business
Until March 30, 2010, the Company also operated in the Industrial Business through its former subsidiary, KID. As at March 30, 2010, the Company completed the Arrangement, pursuant to which, among other things, it distributed a portion of its interest in KID to Shareholders and ceased to consolidate KID as at March 31, 2010.
Pursuant to the terms of the Arrangement, among other things, the Company’s Shareholders received one common share of KID for every three and one-half of the Company’s Common Shares held (calculated after a two-for-one forward split of KID). As a result, the Company distributed 8,645,688 common shares of KID, representing approximately 26% of KID’s outstanding common shares, to Shareholders. Subsequent to the initial distribution of common shares of KID pursuant to the Arrangement, the Company effected two additional distributions of KID shares, whereby:
(i)
it distributed an additional approximately 7,571,228 common shares of KID, representing approximately 23% of the total issued shares of KID, to its Shareholders of record on July 1, 2010 on a pro-rata basis on the basis of one common share of KID for every four of the Common Shares held; and

(ii)
pursuant to the Third KID Distribution, it distributed an additional 9,474,384 common shares of KID, by way of a return of capital to Shareholders, representing approximately 23% of the total issued shares of KID, to its Shareholders of record on September 23, 2010 on a pro-rata basis on the basis of one common share of KID for every four of the Company’s Common Shares held.

Terra Nova currently intends to complete the Proposed Fourth KID Distribution after completion of the Offer. After giving pro forma effect to the Offer, such distribution would be on the basis of one share of KID for every nine of the Company’s Common Shares held.
Rights Offering
On July 27, 2010, the Company announced the Rights Offering, pursuant to which each holder of its Common Shares of record as of August 6, 2010 received one transferable right for every Common Share held as of such date.  Every four rights entitled a holder to purchase one Common Share at a price of $6.60. The Rights Offering expired on September 2, 2010. Pursuant to the Rights Offering, which was oversubscribed, a total of 7,571,227 Common Shares were issued for gross subscription proceeds of approximately $50.0 million.
Selected Financial Information
The following selected consolidated financial information of Terra Nova as at and for the years ended December 31, 2009 and 2008 has been derived from the audited financial statements of Terra Nova for the year ended December 31, 2009 and should be read in conjunction the Company’s audited financial statements and the notes thereto and its 2009 and 2008 annual reports on Form 20-F, copies of which are available on SEDAR (www.sedar.com) and the SEC’s website (www.sec.gov). The Company’s financial statements were prepared in accordance with Canadian GAAP.
The selected consolidated financial information of Terra Nova as at and for the six months ended June 30, 2010 and 2009 are derived from Terra Nova’s unaudited consolidated financial statements contained in its interim report for the three and six months ended June 30, 2010 and should be read in conjunction with the consolidated financial statements (and notes thereto) and “Management’s Discussion and Analysis” sections of such interim report copies of which are available on SEDAR (www.sedar.com) and the SEC’s website (www.sec.gov).
As a result of the Arrangement being completed on March 30, 2010, Terra Nova ceased to consolidate the results of operations of its Industrial Business as of March 31, 2010. Therefore, the results of operations of its former Industrial Business were consolidated in its consolidated statements of operations and consolidated statement of cash flows for the quarter ended March 31, 2010 but not for the quarter ended June 30, 2010. Further, the Industrial Business is not consolidated in Terra Nova’s balance sheet as at March 31, 2010 and June 30, 2010. Additionally, as a result of such deconsolidation of the Industrial Business as of March 31, 2010, Terra Nova does not view its results of operations for the first quarter and first half of 2010 to be indicative of its future operating performance or results of operations. At June 30, 2010, the carrying amount of Terra Nova’s investment in the common shares of KID approximated its fair value and there was no gain or loss recognized in connection with the cessation of the consolidation of KID.

	Years Ended December 31,		Six Months Ended June 30,
	2009(1)	2008(1)	2010(1)	2009(1)
	(in thousands, other than per share amounts)
Revenues from Industrial Business	$576,408	$638,354	$101,585	$217,975
Income from resource properties	13,530	27,185	8,768	3,922
Selling, general and administrative expense	(74,796)	(56,156)	(26,096)	(37,517)
Operating income	71,549	56,385	10,995	1,124
Income (loss) from continuing operations(2)	40,711	(6,952)	(18,749)	(6,309)
Income (loss) from continuing operations per share(2)
Basic	1.34	(0.23)	(0.62)	(0.21)
Diluted	1.34	(0.23)	(0.62)	(0.21)
Net income (loss)(2)	40,711	(6,952)	(18,749)	(6,309)
Net income (loss) per share(2)
Basic	1.34	(0.23)	(0.62)	(0.21)
Diluted	1.34	(0.23)	(0.62)	(0.21)
Total assets	788,903	765,658	246,930	678,949
Investment in a former subsidiary	—	—	116,909	—
Net assets	325,191	265,623	206,567	262,437
Long-term debt	11,649	11,313	—	11,395
Shareholders’ equity	319,788	261,914	206,567	257,869
Weighted average common stock outstanding, diluted	30,354	30,401	30,278	30,450

(1)	The financial results of the Industrial Business are included in the financial data for the years ended 2009 and 2008 and for the first three months for the six months ended June 30, 2010.

(2)	Attributable to the Shareholders.

INFORMATION CONCERNING TERRA NOVA POST-MERGER
Overview
On completion of the Offer, the Contemplated Transactions and the Merger, Terra Nova will continue to be a corporation existing under the Business Corporations Act (British Columbia), the former Mass Shareholders will be shareholders of Terra Nova and the surviving corporation after the amalgamation of Mass and Terra Nova Subco will be a wholly-owned subsidiary of Terra Nova. The business operations of Terra Nova and Mass will be consolidated upon completion of the acquisition of Mass.
Organization Chart
The following chart shows the corporate structure of Terra Nova following completion of the Offer, the Contemplated Transactions and the Merger:
Please note that the Agreement provides for certain reorganizational transactions to be undertaken by Mass at Terra Nova’s option pursuant to the terms thereof, which may alter Mass’s corporate organization.
For more information respecting Mass’s existing significant subsidiaries, please refer to the section of this Circular entitled “Information Concerning Mass — Intercorporate Relationships”.
Business of Terra Nova
Upon completion of the Offer and the Contemplated Transactions, the Company will carry on the businesses of both Terra Nova and Mass. The Company will remain active in the royalty businesses, deriving production royalty revenue from a mining sub-lease of the lands upon which the Wabush iron ore mine is situated. In addition, the Company will carry on Mass’s commodities, natural resources and proprietary investing and financial service businesses, including engaging in international proprietary investing and trading activities. Through Mass, the Company will continue to seek investments in many industries, emphasizing those business opportunities where the perceived intrinsic value is not properly recognized. The Company will also trade in commodities, engage in proprietary investing of its capital in enterprises and markets medical equipment, instruments and supplies primarily through Mass’s regional office based in Shanghai, China.
For further information respecting Terra Nova’s and Mass’s businesses, please refer to the sections of this Circular entitled “Information Concerning Terra Nova” and “Information Concerning Mass”, respectively.

The Terra Nova Board believes that the combined resources of the Company and Mass will enhance the Company’s ability to execute and exploit opportunities in the current businesses of the parties. The combined network of the international operations and subsidiaries of both parties could be leveraged on a world-wide basis, including with greater penetration into fast-growing Asian markets. The Terra Nova Board believes that the combined company will be well-positioned to exploit and execute on opportunities relating to the mining and commodities trading businesses.
The Terra Nova Board believes that the commodities business of Mass is complementary to the Company’s current focus on mineral royalties and other natural resource interests. In particular, the expertise and resources of Mass will be valuable to the Company as it seeks to grow in the natural resource sector. Mass’s global presence is complementary to the Company’s business. The Terra Nova Board believes that such presence will expose the Company to additional opportunities for growth, while at the same time providing it with the necessary expertise to execute upon such global opportunities.
Although no assurance can be given that any particular level of cost savings and other synergies will be achieved, the Terra Nova Board believes that the acquisition of Mass will provide the potential for meaningful cost synergies over time.
For further information respecting the benefits and reasons for the Offer and the Contemplated Transactions, please refer to the sections of this Circular entitled “The Share Issuance Resolution” and “The Offer”.
Directors and Officers
In connection with the Offer, Michael Smith will continue as Chairman and Chief Executive Officer, Ernest Alders will be Terra Nova’s new President, and Ferdinand Steinbauer its Chief Financial Officer. No changes to the Terra Nova Board are currently intended in connection with the proposed acquisition of Mass.
Following the completion of the Offer, the Contemplated Transactions and the Merger, it is anticipated that the Terra Nova Board and senior officers of Terra Nova will be as follows:

		Date of
		Commencement
		of Office with	Expiration of Term of
Name and Place of Residence	Position with the Company	the Company	Office with the Company
Michael J. Smith	Chairman of the Board,	1986	2011
Hong Kong SAR, China	Chief Executive Officer
	and Director

Dr. Shuming Zhao(1)(2)(3)	Director	2004	2010
Nanjing, China

Ian Rigg(1)(2)(3)	Director	2010	2011
Wiltshire, United Kingdom

Indrajit Chatterjee(1)(2)(3)	Director	2005	2012
Gurgaon, India

Ernest Alders	President	TBD	N/A
Madrid, Spain

Ferdinand Steinbauer	Chief Financial Officer	TBD	N/A
Greiz, Austria

(1)	Member of the Audit Committee.

(2)	Member of the Compensation Committee.

(3)	Member of the Nominating and Corporate Governance Committee.

Michael J. Smith — Chairman, Chief Executive Officer, President and Director
Mr. Smith has been the Chairman of Terra Nova since 2003 and a director of Terra Nova since 1986. He has also served as its President and Chief Executive Officer since 2010. He was previously Terra Nova’s Chief Financial Officer from 2003 until October 16, 2007 and was its Secretary until March 1, 2008. Mr. Smith was Terra Nova’s President and Chief Executive Officer between 1996 and 2006. Mr. Smith is also the President, Chief Financial Officer, Chairman and a director of Mass and a director of Canoro.
Mr. Smith has extensive experience in corporate finance, restructuring and international taxation planning. Until November 2006, he led Terra Nova’s investing and corporate finance activities.
Dr. Shuming Zhao — Director
Dr. Zhao has been a director of Terra Nova since 2004. Dr. Zhao is a professor and the Dean of the School of Business, Nanjing University, China. Dr. Zhao is President of the International Association of Chinese Management Research, President of Jiangsu Provincial Association of Human Resource Management and Vice President of Jiangsu Provincial Association of Business Management and Entrepreneurs. Dr. Zhao organized and held six international symposia on multinational business management in 1992, 1996, 1999, 2002, 2005 and 2008. Since 1994, Dr. Zhao has also acted as a management consultant for several Chinese and international firms. Dr. Zhao’s book, Research on Human Resource Management, received the First Prize Award from the Ministry of Education of China in 2006. Since 2004, Dr. Zhao has been a visiting professor at the University of Missouri-St. Louis and received the Chancellor’s Medallion of the University of Missouri-St. Louis in June 2008. He has lectured in countries including the United States, Canada, Japan, the United Kingdom, Germany, Australia, the Netherlands, Ireland and Singapore. Since 2006, Dr. Zhao has been an independent director on the board of directors of Jiangsu Little Swan Co. Ltd. and Metropolitan Bank (China) Ltd.
Indrajit Chatterjee — Director
Mr. Chatterjee has been a director of Terra Nova since 2005. Mr. Chatterjee is a retired businessman who was formerly responsible for marketing with the Transportation Systems Division of General Electric for India. Mr. Chatterjee is experienced in dealing with Indian governmental issues.
Ian Rigg — Director
Mr. Rigg has been a director of Terra Nova since March 2010. Mr. Rigg holds a commerce degree in economics and accounting from the University of Melbourne and was a member of the Institute of Chartered Accountants in Canada. Mr. Rigg has experience as both a director and chief financial officer of several public companies.
Ferdinand Steinbauer — Proposed Chief Financial Officer upon completion of the Merger
Mr. Steinbauer is currently the Co-Managing Director of MFC Commodities GmbH.
Ernest Alders — Proposed President and Chief Operating Officer upon completion of the Merger
Mr. Alders is currently the Co-Managing Director of MFC Commodities GmbH.
Description of Share Capital
Generally
The share capital of Terra Nova will remain unchanged as a result of the completion of the Offer, the Contemplated Transactions and the Merger, other than for the issuance of the Common Shares to the Mass Shareholders in exchange for the Mass Shares.

Terra Nova is authorized to issue an unlimited number of Common Shares. Upon successful completion of the Offer and the Contemplated Transactions, it is expected that 62,570,388 Common Shares will be outstanding. There are no limitations contained in the notice of articles or articles of Terra Nova on the ability of a person who is not a Canadian resident to hold Common Shares or exercise the voting rights associated with the Common Shares. A summary of the rights of the Common Shares is set forth below.
Common Shares
Holders of Common Shares may receive dividends if, as and when declared by the Terra Nova Board, subject to the preferential dividend rights of any other classes or series of preferred shares issued and outstanding. In no event may a dividend be declared or paid on the Common Shares if payment of the dividend would cause the realizable value of the assets of the Company to be less than the aggregate of its liabilities.
Holders of Common Shares are entitled to one vote per share at any meeting of Shareholders, and in general and subject to applicable law, all matters will be determined by a majority of votes cast other than fundamental changes with respect to the Company.
In the event of any distribution of the assets of the Company on the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or in the event of any other distribution of assets of the Company among its Shareholders for the purpose of winding-up its affairs (in this section, a “Liquidation Distribution”), the holders of Common Shares are entitled to receive, before any Liquidation Distribution is made to the holders of class A common shares of Terra Nova or any other shares of the Company ranking junior to the Common Shares but after any prior rights of any preferred shares, the stated capital with respect to each Common Share held by them, together with all declared and unpaid dividends (if any and if preferential) thereon, up to the date of such Liquidation Distribution, and thereafter the holders of Common Shares shall rank pari passu with all other classes of common shares in connection with the Liquidation Distribution.
Class A Common Shares
The rights and restrictions attaching to the class A common shares of Terra Nova are the same as those attaching to the Common Shares, except that in the event of a Liquidation Distribution, the holders of the class A common shares are entitled to receive such Liquidation Distribution only after any prior rights of the preferred shares or any other share ranking prior in right to the class A common shares of the Company.
Class A Preference Shares
Terra Nova is authorized to issue an unlimited number of class A preferred shares without par value. As of the date hereof, there were no class A preferred shares issued and outstanding. The Terra Nova Board is authorized to approve the issuance of one or more series of class A preferred shares without further authorization of the Shareholders and to fix the number of shares, the designations, rights, privileges, restrictions and conditions of any such series, including the following:
(a)	determine the maximum number of shares of that series that Terra Nova is authorized to issue, determine that there is no such maximum number, or alter any such determination;

(b)	create an identifying name for the shares of that series, or alter any such identifying name; and

(c)	attach special rights or restrictions to the shares of that series, or alter any such special rights or restrictions.
In the event of a Liquidation Distribution, the holders of class A preferred shares are entitled to receive, before any distribution is made to the holders of Common Shares or any other shares of Terra Nova ranking junior to the class A preferred shares with respect to the repayment of capital, the amount paid up with respect to each class A preferred share held by them, together with the fixed premium (if any) thereon, which for such purpose shall be calculated as if such dividends were accruing on a day-to-day basis up to the date of distribution, whether or not earned or declared, and all declared and unpaid non-cumulative dividends thereon. After payment to the holders of the class A preferred shares of the amounts so payable to them, such holders are not entitled to share in any further distribution of the property or assets of Terra Nova, except as specifically provided in the special rights and restrictions attached to any particular series.

Except as may be set out in the rights and restrictions to any series of class A preferred shares, holders of class A preferred shares are not entitled, as such, to receive notice of, or to attend or vote at, any general meeting of the Shareholders.
Selected Unaudited Pro Forma Consolidated Financial Information
The selected unaudited pro forma consolidated financial information set forth below should be read in conjunction with the Terra Nova unaudited pro forma consolidated financial statements and the accompanying notes thereto attached as Appendix “E” to this Circular. The pro forma consolidated balance sheet has been prepared from the unaudited consolidated balance sheet of Terra Nova as at June 30, 2010 and gives pro forma effect to the successful completion of the Offer and the Contemplated Transactions as if the transactions occurred on June 30, 2010. The pro forma consolidated statement of operations for the year ended December 31, 2009 and the six month period ended June 30, 2010 have been prepared, respectively, from the audited consolidated statements of operations of Terra Nova for the year ended December 31, 2009 and the unaudited interim consolidated statement of operations of Terra Nova for the six month period ended June 30, 2010 and gives pro forma effect to the successful completion of the Offer and the Contemplated Transactions as if the transactions occurred on January 1, 2009 and January 1, 2010, respectively.
The summary unaudited pro forma consolidated financial information is not intended to be indicative of the results that would actually have occurred, or the results expected in the future periods, had the events reflected herein occurred on the dates indicated. Actual amounts recorded upon completion of the Offer and the Contemplated Transactions will differ from the pro forma information presented below. No attempt has been made to calculate or estimate potential synergies between Terra Nova and Mass. The unaudited pro forma consolidated financial statement information set forth below is extracted from and should be read in conjunction with the unaudited pro forma consolidated financial statements of Terra Nova and the accompanying notes included in Appendix “E” to this Circular.
The information below should be read in conjunction with the consolidated financial statements (and notes thereto) and “Operating and Financial Review and Prospects” sections of Terra Nova’s Annual Report on Form 20-F for the year ended December 31, 2009 and its MD&A for the six months ended June 30, 2010, copies of which have been filed with Canadian securities regulators and with the SEC and is available on SEDAR (www.sedar.com) and the SEC’s website (www.sec.gov).

	Six Months Ended June 30,	Year Ended December 31,
	2010	2009
	(in thousands, except per share amounts)
Statement of Operations Data(1):
Revenues	$166,159	$326,912
Income from resource properties	8,768	13,530
General and administrative expense	(17,184)	(43,983)
Operating income	14,270	18,271
Net income attributable to holders of Common Shares	14,717	11,600
Basic earnings per share	0.27	0.21
Diluted earnings per share	0.27	0.21

Balance Sheet Data:
Total assets	$712,989
Cash and cash equivalents	306,514
Total current assets	453,894
Investment in a former subsidiary	116,909
Net assets	444,365
Total current liabilities	191,216
Total liabilities	268,624

(1)	The financial results of the Industrial Business have been excluded.

Post-Acquisition Shareholdings and Principal Shareholders
Immediately following the completion of the Offer and the Contemplated Transactions, current Shareholders of Terra Nova will hold approximately 60% of the Common Shares issued and outstanding, while Mass Shareholders will hold approximately 40% of the Common Shares issued and outstanding.
To the knowledge of the directors and executive officers of the Company, other than as set forth below, following the completion of the Offer and the Contemplated Transactions, there will be no person or company that beneficially owns, directly or indirectly, or exercises control or discretion over, voting securities of the Company carrying 10% or more of the voting rights attached to any class of voting securities of the Company.
Immediately following the completion of the Offer and the Contemplated Transactions, to the knowledge of the directors and executive officers of the Company (based solely upon a review of public filings made and other publicly available information) and assuming that their respective current holdings in Terra Nova remain unchanged, the Company estimates that Peter Kellogg will hold approximately 18.2% of the issued and outstanding Common Shares, and Mass Employees Incentive will hold approximately 5.4% of the issued and outstanding Common Shares.
RISK FACTORS
Shareholders should carefully consider the following risk factors related to the acquisition of Mass in addition to the risks set out in the Company’s public filings which are available on SEDAR at www.sedar.com and at the SEC’s website at www.sec.gov. The proposed acquisition of Mass upon the successful completion of the Offer, the Contemplated Transactions or the Merger is subject to certain risks, including, but not limited, to the following:
The acquisition is subject to satisfaction or waiver of several conditions.
The various transactions contemplated under the Agreement are conditional upon, among other things, the Minimum Tender Conditions under the Offer being reached, the Share Issuance Resolution being approved and Terra Nova and/or Mass having obtained all government or regulatory approvals required by law, policy or practice. A substantial delay in obtaining satisfactory approvals or the imposition of unfavourable terms or conditions in any government or regulatory approvals could have an adverse effect on the business, financial condition or results of operations of Terra Nova.
The Company may fail to realize all of the anticipated benefits of the acquisition.
Terra Nova after the successful completion of the acquisition will depend, in part, on its ability to successfully combine the businesses of Terra Nova and Mass. To realize these anticipated benefits, Terra Nova expects to integrate Mass’s business into its own. It is possible that the integration process could result in the disruption of each company’s ongoing businesses or inconsistencies in standards, controls, procedures and policies that may adversely affect the Company’s ability to maintain relationships with clients, customers and employees. If Terra Nova experiences difficulties with the integration process, the anticipated benefits of the successful completion of the Offer may not be realized fully or at all, or may take longer to realize than expected. Further, there may be business disruptions as a result of the integration of Mass into Terra Nova that may cause Mass to lose customers. Integration efforts between the two companies will also divert management attention and resources. These integration matters could have an adverse effect on each of Mass and Terra Nova during this transition period and for an undetermined period after the completion of the Offer.
The market price of the Common Shares after the Merger may be affected by factors different from those affecting the shares of Mass or Terra Nova currently.
The businesses of Terra Nova and Mass differ in material respects and, accordingly, the results of operations of the combined company and the market price of the combined company’s common shares may be affected by factors different from those currently affecting the independent results of operations of each of Terra Nova and Mass.

Terra Nova’s future growth opportunities may be limited.
In order to continue to grow its business after the completion of the Merger, Terra Nova may seek to acquire or merge with, or invest or make proprietary investments in, new companies or opportunities. It may face a lack of suitable acquisition or merger or other proprietary investment candidates which may, in turn, limit its growth. Further, in pursuing acquisition and investment opportunities, the Company may be in competition with other companies having similar growth and investment strategies, which could result in increased acquisition or investment prices.
An inability to manage Terra Nova’s future growth could adversely affect its business.
If the Offer is successfully completed, Terra Nova’s ability to pursue an independent business strategy will be limited. There can be no assurance that Terra Nova will be able to manage its future expansion or acquisition successfully, and any inability to do so could have a material adverse effect on the Company’s results of operations.
The Company may not achieve the anticipated benefits of acquisitions of additional businesses in the future.
Terra Nova may acquire additional businesses to expand its existing and planned business subsequent to the successful completion of the acquisition. Further, acquisitions would expose the Company to the addition of new operating and other risks including the risks associated with the:
•	assimilation of new technologies, operations, sites and personnel;

•	application for and achievement of regulatory approvals or other clearances;

•	diversion of resources from the Company’s existing business;

•	inability to generate revenues to offset associated acquisition costs;

•	inability to maintain uniform standards, controls, and procedures;

•	inability to maintain relationships with employees and customers as a result of any integration of new management personnel;

•	issuance of dilutive equity securities;

•	incurrence or assumption of debt;

•	additional expenses associated with future amortization or impairment of acquired intangible assets or potential businesses; or

•	assumption of liabilities or exposure to claims against acquired entities.
The Company’s failure to address the above risks successfully in the future may prevent it from achieving the anticipated benefits from any acquisition in a reasonable time frame, or at all.
Exchange rate fluctuations may adversely affect the Company’s business.
Since Mass currently markets its products and services throughout the world, a significant portion of the Company’s combined businesses will be conducted in currencies other than the U.S. dollar, the Company’s reporting currency. As a result, fluctuations in value relative to the U.S. dollar of the currencies in which the combined company will conduct its business will cause foreign currency transaction gains and losses. Foreign currency transaction gains and losses arising from normal business operations are charged against earnings in the period when incurred. Due to the number of currencies involved, the variability of currency exposures and the potential volatility of currency exchange rates, the Company cannot predict the effects of exchange rate fluctuations upon future operating results.

Doing business internationally creates certain risks for the Company’s business.
Upon successful completion of the acquisition, Terra Nova’s business will involve operations in several countries outside North America.
Consequently, the Company’s operations will also be subjected to other risks inherent in international business activities, such as general economic conditions in the countries in which it operates, overlap of different tax structures, unexpected changes in regulatory requirements, compliance with a variety of foreign laws and regulations, and longer accounts receivable payment cycles in certain countries. As a result of these conditions, an inability to successfully manage Terra Nova’s international operations could have a material adverse impact on the Company’s operations.
Expansion of the Company’s operations into emerging markets and regions exposes it to new risks.
As a result of the successful completion of the acquisition, the Company will have expanded its operations into emerging markets in Asia. In addition to the currency and international operation risks described above, such international operations may be subject to a variety of risks including risks arising out of the economy, the political outlook and the language and cultural barriers in countries where the Company will have operations or do business. In many of these emerging markets, the Company may be faced with several risks that are more significant than in the other countries in which it has a history of doing business. These risks include economies that may be dependent on only a few products and are therefore subject to significant fluctuations, weak legal systems which may affect the Company’s ability to enforce contractual rights, possible exchange controls, unstable governments, privatization actions or other government actions affecting the flow of goods and currency.
The Company’s business in countries with a history of corruption and transactions with foreign governments increases the risks associated with its international activities.
As the Company will operate internationally, it will be subject to the United States Foreign Corrupt Practices Act, and other laws that prohibit improper payments or offers of payments to foreign governments and their officials and political parties by United States and other business entities that have securities registered in the United States for the purpose of obtaining or retaining business. The Company will have operations and agreements with third parties in countries known to experience corruption. Further international expansion may involve more exposure to such practices. Terra Nova’s activities in these countries create the risk of unauthorized payments or offers of payments by one of its employees or consultants that could be in violation of various laws including the Foreign Corrupt Practices Act, even though these parties are not always subject to its control. It is the Company’s policy to implement safeguards to discourage these practices by its employees. However, the Company’s existing safeguards and any future improvements may prove to be less than effective, and its employees or consultants may engage in conduct for which Terra Nova might be held responsible. Violations of the Foreign Corrupt Practices Act may result in severe criminal or civil sanctions, and Terra Nova may be subject to other liabilities, which could negatively affect the Company’s business, operating results and financial condition.
The Company’s success depends on the continued employment of its key personnel, any of whom it may lose at any time.
The Company’s senior management is comprised of its most senior executives responsible for core functions, the head of which is its Chief Executive Officer. The loss of all or any of the Company’s senior management as a result of the successful completion of the acquisition could have a material adverse effect on it. Further, although the Company has not experienced any difficulties attracting or retaining key management and staff, its ability to recruit and retain qualified skilled personnel will also be critical to its success. There can be no assurance that the Company will be able to attract and retain key personnel on acceptable terms. The inability to recruit such personnel or develop such expertise could have a material adverse impact on the Company’s operations.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS
Except as otherwise disclosed herein: (a) no Insider; (b) no director or executive officer of an Insider; and (c) no associate or affiliate of any of the directors, executive officers or Insiders, has had any material interest, direct or indirect, in any transaction since the commencement of the Company’s most recently completed financial year or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries, except with an interest arising from the ownership of Common Shares where such person or company will receive no extra or special benefit or advantage not shared on a pro rata basis by all holders of the same class of shares who are resident in Canada.
MANAGEMENT CONTRACTS
Except as otherwise disclosed herein, no management functions of the Company are performed to any substantial degree by a person other than the directors or executive officers of the Company.
In January, 2006, the Company transferred to Mass its interests in its subsidiaries involved in or related to its financial services business and not complimentary to its industrial and engineering services business segment, except for, among other assets, its passive royalty interest in an iron ore mine. Mass was a wholly-owned subsidiary of the Company until January 31, 2006. As Mass, by and through its officers, employees, agents, representatives and affiliates, has expertise in the areas of corporate management, finance, investment, acquisitions and other matters related to the operation of such assets, the Company engaged Mass to perform management services for the Company in connection with certain assets, including the royalty interest in an iron ore mine. Pursuant to a Management Services Agreement, dated February 1, 2006, between the Company and Mass, as compensation for providing management services in connection with the review, supervision and monitoring of the royalty from the iron ore mine, the Company has agreed to pay to Mass 8% of the royalty income (net of all mining and related taxes) received in connection with the iron ore mine operations. From January 1, 2009 to August 31, 2010, the total amount paid or payable to Mass for management services in connection with the royalty interest was $1.4 million. In addition, in the last 18 months, the Company paid other fees, reimbursement of expenses and a one-time advisory fee in relation to services provided, aggregating $4.4 million.
INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON
Except as otherwise disclosed herein, no individual who has been a director or executive officer of the Company at any time since the beginning of the last financial year of the Company or any associate or affiliate thereof, has any material interest, direct or indirect, by way of beneficial ownership of Common Shares or otherwise, in any matter to be acted upon at the Meeting.
REGISTRAR AND TRANSFER AGENT
The registrar and transfer agent for the Company is BNY Mellon Shareowners Services with an office at 480 Washington Boulevard, Jersey City, New Jersey 07310, USA.
OTHER BUSINESS
Management of the Company knows of no other matters to come before the Meeting other than as referred to in the Notice of Meeting. However, if any other matters which are not known to the management of the Company shall properly come before the Meeting, the form of proxy given pursuant to the solicitation by management of the Company will be voted on such matters in accordance with the best judgment of the Designated Persons voting the form of proxy.

ADDITIONAL INFORMATION AND AVAILABILITY OF DOCUMENTS
Financial information concerning the Company is contained in its annual audited financial statements and MD&A for the year ended December 31, 2009 and its interim financial statements and MD&A for the six months ended June 30, 2010, which can be found at www.sedar.com. Additional information concerning the Company, including the most recent Annual Report on Form 20-F filed with the SEC and provincial securities commissions in Canada, can be found at www.sedar.com or the SEC’s website at www.sec.gov. A copy of the Agreement has been filed with the SEC and applicable provincial securities regulatory authorities in Canada, and can be found at www.sedar.com or www.sec.gov.
The Company will provide to any person or company, upon request to the Secretary of the Company, one copy of the Company’s financial statements and MD&A.
As Mass only issues semi-annual interim financial statements and reports, the Company has applied to Canadian securities regulators for an exemption to provide certain quarterly financial information in respect of Mass.
DATED effective the 29th day of September, 2010.

AUDITORS’ CONSENT
We consent to the use of our report to the directors of Mass Financial Corp. (“the Company”) on the consolidated balance sheet of the Company as at December 31, 2009 and the consolidated statements of operations, comprehensive income, changes in equity and cash flows for the year ended December 31, 2009 included in the Management Information Circular of Terra Nova Royalty Corporation (“Terra Nova”) dated September 29, 2010 relating to the proposed acquisition of the Company by Terra Nova. Our report is dated May 28, 2010.

“DAVIDSON & COMPANY LLP”
Vancouver, Canada	Chartered Accountants

September 29, 2010
1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, B.C., Canada V7Y 1G6
Telephone: 604-687-0947 Fax 604-687-6172

AUDITORS’ CONSENT
We have read the management information circular (the “Circular”) dated September 29, 2010 of Terra Nova Royalty Corporation (the “Company”) prepared in connection with the special meeting of the shareholders of the Company to approve certain matters relating to the acquisition by the Company of all of the issued and outstanding class A common shares of Mass Financial Corp. (“Mass”) in exchange for common shares of the Company and other related transactions.
We consent to the use in the above-mentioned Circular of financial information from our report to the shareholders of Mass on the consolidated balance sheet of Mass as at December 31, 2007, and the related consolidated statements of operations, changes in stockholders’ equity and cash flows for the year then ended. Our report is dated July 30, 2008.
MAZARS Hemmelrath GmbH *
Wirtschaftsprüfungsgesellschaft
Steuerberatungsgesellschaft

/s/ Zelger	/s/ Schäfer
Munich, Germany
September 29, 2010

*	RSM Hemmelrath GmbH has been merged into MAZARS Hemmelrath GmbH

CONSENT OF RAYMOND JAMES LTD.
To the Board of Directors of Terra Nova Royalty Corporation:
We refer to the written fairness opinion dated September 24, 2010, which we prepared for the board of directors of Terra Nova Royalty Corporation (the “Company”) in connection with the special meeting of the shareholders of the Company to approve certain matters relating to the acquisition by the Company of all of the issued and outstanding class A common shares of Mass Financial Corp. in exchange for common shares of the Company and other related transactions.
We consent to the inclusion of the fairness opinion and a summary of the fairness opinion in the management information circular of the Company dated September 29, 2010.

Vancouver, British Columbia	(Signed) Raymond James Ltd.
September 29, 2010

APPENDIX “A”
SHARE ISSUANCE RESOLUTION
RESOLVED THAT:
1. The issuance of up to 25,001,089 common shares of Terra Nova Royalty Corporation (the “Company”) in connection with the Company’s direct or indirect acquisition of all of the class A common shares of Mass Financial Corp. (“Mass”), whether by way of an offer made by the Company to the shareholders of Mass for all of the class A common shares of Mass and/or by any amalgamation, statutory arrangement, amendment to articles, consolidation, capital reorganization or other transaction involving Mass, the Company or a subsidiary of the Company that the Company may, in its sole discretion, undertake to pursue to acquire the class A common shares of Mass or cause the amalgamation or merger of the Company or a subsidiary of the Company and Mass, all as described in and pursuant to the terms of the Support and Merger Agreement between the Company, TTT Acquisition Corp. and Mass dated September 24, 2010 (the “Agreement”) and the issuance, by the Company, of its common shares to exercise the “Top-up Option” (as defined in the Agreement) pursuant to the terms of the Agreement, be and is hereby authorized and approved;
2. Any director or officer of the Company be and is hereby authorized and directed to execute or cause to be executed, whether under corporate seal or otherwise, and to deliver or cause to be delivered, all such documents, agreements or instruments and to do or cause to be done all such acts and things, as in the opinion of such director or officer may be necessary or desirable in connection with the foregoing, such determination to be conclusively evidenced by the execution and delivery by such director or officer of any such documents, agreements or instruments or the doing of any such act or thing; and
3. Notwithstanding that these resolutions have been approved by the holders of the Company’s common shares, the board of directors of the Company be and is hereby authorized to, without notice to or approval of the shareholders of the Company, abandon all or any part of these resolutions at any time prior to giving effect thereto.

A-1

APPENDIX “B”
2009 ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS OF MASS

INDEPENDENT AUDITORS’ REPORT
To the Directors of
Mass Financial Corp.
We have audited the accompanying consolidated financial statements of Mass Financial Corp., which comprise the consolidated balance sheet as at December 31, 2009 and the consolidated statements of operations, comprehensive income, changes in equity and cash flows for the year then ended and a summary of significant accounting policies and other explanatory notes.
Management’s Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.
Auditors’ Responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.
An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors’ judgement, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.
We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.
Opinion
In our opinion, the consolidated financial statements give a true and fair view in all material respects, of the financial position of Mass Financial Corp. as at December 31, 2009 and of its financial performance and its cash flows for the year then ended, in accordance with International Financial Reporting Standards.

“DAVIDSON & COMPANY LLP”
Vancouver, Canada	Chartered Accountants

May 28, 2010
1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, B.C., Canada V7Y 1G6
Telephone: 604-687-0947 Fax 604-687-6172

AUDITOR’S REPORT IN RESPECT OF
COMPATIBILITY WITH CANADIAN GAAS
To the Directors of Mass Financial Corp.
In accordance with the requirement contained in National Instrument 52-107 we report below on the compatibility of Canadian Generally Accepted Auditing Standards (“Canadian GAAS”) and International Standards on Auditing (“ISA”).
We conducted our audit of the December 31, 2009 consolidated financial statements of Mass Financial Corp. in accordance with ISA. There are no material differences in the form or content of our report (except as noted below) as compared to an auditor’s report prepared in accordance with Canadian GAAS and if this report was prepared in accordance with Canadian GAAS it would not contain a reservation.
In Canada, reporting standards for auditors require that an auditor’s opinion state that the consolidated financial statements of the company present fairly, in all material respects, the financial position of the consolidated entity and its results of operations and cash flows. Under ISA, reporting standards for auditors require that an auditor’s opinion state that the consolidated financial statements of the company give a true and fair view of the state of the consolidated entity’s affairs and of its profit for the year.

“DAVIDSON & COMPANY LLP”
Vancouver, Canada	Chartered Accountants

September 29, 2010
1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, B.C., Canada V7Y 1G6
Telephone: 604-687-0947 Fax 604-687-6172

MASS FINANCIAL CORP.
CONSOLIDATED BALANCE SHEETS
December 31, 2009 and 2008
(U.S. Dollars in Thousands)

	Notes	2009	2008
ASSETS
Current Assets
Cash and cash equivalents		$329,554	$201,622
Securities	3	17,196	4,493
Restricted cash	4	2,466	16,054
Loan receivables	5	111	1,357
Trade and other receivables	6	19,778	30,315
Inventories	7	46,197	20,075
Properties for sale		13,616	13,374
Tax receivables	8	3,138	2,237
Prepaid and other		5,211	6,934

Total current assets		437,267	296,461

Non-current Assets
Restricted cash		29	28
Securities	9	5,880	9,150
Securities, restricted	10	9,357	9,357
Receivables	6	—	286
Property, plant and equipment	11	5,460	2,806
Investment property	12	41,290	39,744
Goodwill	13	5,657	4,513
Deferred tax assets	14	3,317	2,149
Equity method investments	15	4,074	5,421

Total non-current assets		75,064	73,454

Total assets		$512,331	$369,915

LIABILITIES
Current Liabilities
Financial liabilities, short-term bank loans	16	$141,016	$65,067
Trade and other payables and accrued expenses	17	45,714	39,040
Accrued dividend on preferred shares	18	—	9,265
Provisions	19	959	487
Income tax liabilities		933	1,134
Long-term debt, current portion	20	16,071	2,770

Total current liabilities		204,693	117,763

Long-term liabilities
Long-term debt, less current portion	20	58,097	52,634
Financial liabilities	21	9,357	9,357
Deferred tax liabilities	14	1,367	1,030
Due to prior owner and former subsidiaries	22	—	71,506
Note payable	22	1,672	—
Other non-current liabilities	7	25,829	91

Total long-term liabilities		96,322	134,618

Total Liabilities		301,015	252,381

EQUITY
Shareholders’ equity
Common stock, net	23	46,132	18,090
Equity component of convertible debt		800	1,000
Other reserves		(3,073)	(11,656)
Retained earnings		166,461	108,576

Total shareholders’ equity		210,320	116,010
Noncontrolling interests		996	1,524

Total equity		211,316	117,534

Total liabilities and equity		$512,331	$369,915

The accompanying notes are an integral part of these consolidated financial statements.

MASS FINANCIAL CORP.
CONSOLIDATED STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2009 and 2008
(U.S. Dollars in Thousands, Except Per Share Amounts)

	Notes	2009	2008

Revenues from sales, services and other		$402,786	$594,545
Share of the results of associates and joint ventures		3,619	4,263

Total revenues	24	406,405	598,808

Expenses
Cost of sales		273,793	494,391
General and administrative		30,631	28,216
Interest		13,350	15,464
Dividend on preferred shares classified as liabilities		—	3,744
Other		7,108	8,267

		324,882	550,082

Operating profit		81,523	48,726

Other items
Currency transaction gain (loss)		(6,148)	(18,151)
Goodwill impairment		—	(5,235)

Income before income taxes		75,375	25,340
Recovery of income taxes	25	43	1,272

Net income		$75,418	$26,612

Attributable to:
Shareholders of Mass Financial Corp.		$75,179	$23,288
Non-controlling interests		239	3,324

		$75,418	$26,612

Earnings per share	26
basic		$3.69	$1.20

diluted		$2.70	$0.91

Number of weighted average shares outstanding, basic		20,353,302	19,468,454

Number of weighted average shares outstanding, diluted		28,089,650	25,977,458

The accompanying notes are an integral part of these consolidated financial statements.

MASS FINANCIAL CORP.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
For Years Ended December 31, 2009 and 2008
(U.S. Dollars in Thousands)

	2009	2008

Net foreign exchange translation differences	$1,263	$9,407

Unrealized gains (losses) on available-for-sale securities	7,313	(9,513)

Net income (loss) recognized directly in equity:	8,576	(106)

Net income	75,418	26,612

Total comprehensive income for the year	$83,994	$26,506

Attributable to:
Shareholders of Mass Financial Corp.	$83,762	$23,224
Non-controlling interests	232	3,282

	$83,994	$26,506

The accompanying notes are an integral part of these consolidated financial statements.

MASS FINANCIAL CORP.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
For the Years Ended December 31, 2009 and 2008
(U.S. Dollars in Thousands)

	Shareholders’ equity
				Other reserves
			Equity		Available-
	Common stock		component of	Foreign	for-sale		Treasury stock			Non-
	Number		convertible	exchange	fair value	Retained	Number			controlling
	of shares	Amount	debt	reserve	reserve	earnings	of shares	Amount	Total	interests	Total equity

As at December 31, 2007	17,044,229	$2,591	$1,000	$(9,025)	$(2,567)	$89,584	—	$—	$81,583	$1,134	$82,717

Issuance of stock for cash	1,800,000	11,700	—	—	—	—	—	—	11,700	—	11,700
Acquisitions and dispositions of subsidiaries, net	—	—	—	—	—	(4,296)	(1,800,000)	(6,568)	(10,864)	11,131	267
Issuance of shares pursuant to an asset purchase	5,684,413	36,948	—	—	—	—	(4,089,421)	(26,581)	10,367	(13,700)	(3,333)
Net income	—	—	—	—	—	23,288	—	—	23,288	3,324	26,612
Dividend from a non-wholly-owned subsidiary	—	—	—	—	—	—	—	—	—	(323)	(323)
Fair value losses taken to equity	—	—	—	—	(9,605)	—	—	—	(9,605)	92	(9,513)
Exchange translation difference	—	$—	—	9,541	—	—	—	—	9,541	(134)	9,407

As at December 31, 2008	24,528,642	$51,239	$1,000	$516	$(12,172)	$108,576	(5,889,421)	$(33,149)	$116,010	$1,524	$117,534

Cancellation of treasury stock	(1,800,000)	(6,568)	—	—	—	—	1,800,000	6,568	—	—	—
Stock dividend	2,075,132	20,001	—	—	—	(16,418)	(371,766)	(3,583)	—	—	—
Conversion of a note	1,203,627	10,748	—	—	—	—	—	—	10,748	—	10,748
Conversion of bonds	1,190,476	1,876	(200)	—	—	(876)	—	—	800	—	800
Repurchase of shares	(1,090,476)	(1,000)	—	—	—	—	—	—	(1,000)	—	(1,000)
Purchase of additional shares in a subsidiary	—	—	—	—	—	—	—	—	—	(489)	(489)
Net income	—	—	—	—	—	75,179	—	—	75,179	239	75,418
Dividend from a non-wholly-owned subsidiary	—	—	—	—	—	—	—	—	—	(271)	(271)
Fair value gains taken to equity	—	—	—	—	7,315	—	—	—	7,315	(2)	7,313
Exchange translation difference	—	—	—	1,268	—	—	—	—	1,268	(5)	1,263

As at December 31, 2009	26,107,401	$76,296	$800	$1,784	$(4,857)	$166,461	(4,461,187)	$(30,164)	$210,320	$996	$211,316

The accompanying notes are an integral part of these consolidated financial statements.

MASS FINANCIAL CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2009 and 2008
(U.S. Dollars in Thousands)

	2009	2008
Cash flows from operating activities
Net income for the year	$75,418	$26,612
Adjustments for:
Amortization and depreciation	1,231	596
Share of the results of associates and joint ventures	(3,619)	(4,263)
Currency transaction loss	6,148	18,151
(Gains) losses on securities at fair value through profit or loss	(4,031)	4,343
Gains on long-term securities and subsidiaries	(139)	(961)
Extinguishment of preferred share liability	(49,142)	—
Bad debts	571	6,022
Goodwill impairment	—	5,235
Change in fair value of investment property	(336)	(32,340)
Deferred income taxes	(587)	(1,313)
Debt extinguishments	(15,335)	—
Mark-to-market valuation adjustment on inventories	(7,151)	—
Changes in operating assets and liabilities, net of effects of acquisitions and dispositions:
Short-term securities	(5,678)	29,422
Restricted cash	13,573	(16,082)
Trade receivables	10,075	7,234
Receivables, other	4,937	2,097
Inventories	(18,041)	26,797
Prepaid and other	1,652	3,185
Trade and other payables and accrued expenses	(5,036)	(28,399)
Financial liabilities, short-term trading loans	70,530	(14,877)
Other	2,655	(1,415)

Cash flows provided by operating activities	77,695	30,044

Cash flows from investing activities
Net increase in loan receivables	(5,056)	(7,806)
Sales (purchases) of long-term securities, net	5,316	(12,780)
Purchases of property, plant and equipment, net	(2,651)	(883)
Purchases of investment property	(58)	(179)
Purchases (dispositions) of subsidiaries, net of cash acquired (disposed), net	2,123	(8,095)
Distributions from joint ventures, net	5,016	5,542
Other	(4)	(11)

Cash flows (used in) provided by investing activities	4,686	(24,212)

Cash flows from financing activities
Borrowings	45,295	30,814
Debt repayments	(3,964)	(3,109)
Dividend paid to non-controlling interests	(271)	(323)
Issuance of common shares	—	11,700
Other	(4)	(369)

Cash flows provided by financing activities	41,056	38,713

Exchange rate effect on cash and cash equivalents	4,495	(26,826)

Increase in cash and cash equivalents	127,932	17,719
Cash and cash equivalents, beginning of year	201,622	183,903

Cash and cash equivalents, end of year	$329,554	$201,622

Cash and cash equivalent at end of year consisted of:
Cash and cash deposits	$329,554	$126,255
Money market funds	—	75,367

	$329,554	$201,622

The accompanying notes are an integral part of these consolidated financial statements.

MASS FINANCIAL CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2009
Note 1. The Company and summary of significant accounting policies
(a) Corporate information and nature of operations
Mass Financial Corp. (“MFC” or the “Company”) was incorporated in British Virgin Islands in 1997 and continued into Barbados in 2003.
MFC and its subsidiaries (collectively, the “Group”) are in the merchant banking business and their principal activities focus on provision of financial services. This includes financial, proprietary investing and trading activities on an international basis which are facilitated by the Group. The Group seeks investments in many industries, emphasizing those business opportunities where the perceived intrinsic value is not properly recognized. The Group uses its financial and management expertise to add or unlock value. The Group also purchases commodities, properties and provides trade financing.
The Group’s operations include commodities and properties, principally for its own account. To a lesser extent, the Group also acts as an agent for clients. The commodities, financing and properties are primarily conducted through subsidiaries.
The Group’s commodities activities often utilize innovative and sophisticated strategies and structures. The Group currently conducts business with commodity and other producers who are unable to effectively execute sales because of credit or currency issues affecting them or their principal customers. The Group is often able to facilitate purchases and sales of commodities with more efficient and effective execution than many producers and customers can do on their own. Commodity producers and end customers often work with the Group to better manage their internal supply, distribution risk, currency and capital requirements. In such activities, the Group tries to capture and realize various trading and financing spreads. The activities have allowed the Group to develop ongoing relationships with commodity producers, end customers and financiers and integrate them into the Group’s financial activities.
The Group offers its clients financing and bridge financing through its financial services activities. The Group also markets medical equipment, instruments and supplies and holds commercial and industrial real estate.
(b) Basis of preparation
The consolidated financial statements are prepared in accordance with the International Financial Reporting Standards (“IFRS”), which include International Accounting Standards (“IAS”) and Interpretations (“IFRIC” and “SIC”) adopted by the International Accounting Standards Board (the “IASB”).
The consolidated financial statements have been prepared under the historical cost convention, except for certain financial instruments and investment property as described under Note 1(j). The significant accounting policies are set out under Note 1(j) and have been applied consistently throughout the year and the preceding year.
The presentation currency of the Group’s consolidated financial statements is United States (U.S.) dollars ($). Cdn$ means Canadian dollars and € means the official currency which is adopted by the majority of the member states of the European Union as their legal tender. All currency amounts in the consolidated financial statements are stated in thousands (except per share amounts).
(c) Basis of presentation
The Group presents current and non-current assets, and current and non-current liabilities, as separate classifications with reference to its operating cycle. The classification of income and expenses in the consolidated statement of operations is based on their function within the Group. Additional information on the balance sheet and statement of operations items is provided and explained in the notes to the consolidated financial statements.

(d) Effect of the application of new standards
In 2009, the Group adopted the following standards and amendments to existing standards which are effective in the current accounting period and relevant to its operations:

IAS 1 (revised 2007)	Presentation of Financial Statements
IAS 23 (revised 2007)	Borrowing Costs
Amendments to IFRS 1	Cost of an Investment in a Subsidiary, Jointly Controlled
and IAS 27	Entity or Associate
Amendments to IFRS 7	Improving Disclosures about Financial Instruments
Amendments to IAS 40	Investment Property
With the exception of amendments to IFRS 1, IAS 27 and IAS 40, there are no changes in accounting policies that affect the Group’s financial statements resulting from adoption of the above standards and amendments as they are consistent with the policies already adopted by the Group.
As a result of adoption of IAS 1 (revised 2007), a new primary statement, “Consolidated Statement of Comprehensive Income”, has been presented in these financial statements which replaces the “Consolidated Statement of Recognized Income and Expense” presented in the 2008 annual financial statements. This change in presentation has no effect on reported profit or loss, total income and expense or net assets for all periods presented.
IAS 27 (Revised) requires the capitalization of borrowing costs relating to qualifying assets.
Amendments to IFRS 1 and IAS 27, Cost of an Investment in a Subsidiary, Jointly Controlled Entity or Associate, remove the definition of the cost method from IAS 27 and allow an entity to recognize a dividend from subsidiary, jointly controlled entity or associate in profit and loss in its separate financial statements when its right to receive the dividend is established. There is no impact on the consolidated financial statements as the changes only affect the separate financial statements of the investing entity.
Amendments to IFRS 7, Enhancing Disclosures about Fair Value and Liquidity Risk, expand the disclosures required in respect of fair value measurements recognized in the statement of financial position. For the purpose of these expanded disclosures, a three-level hierarchy has been introduced. The amendments also clarify the scope of items to be included in the maturity analyses required under IFRS 7 by changing the definition of liquidity risk to state that liquidity risk only includes financial liabilities that are settled by delivering cash or another financial asset. This results in the exclusion of financial liabilities that are settled by the entity delivering its own equity instruments or non-financial assets. Furthermore, the amendments specify different liquidity risk disclosure requirements for derivative and non-derivative financial liabilities.
Amendments to IAS 40, Investment Property, require investment property under construction to be carried at fair value at the earlier of when the fair value first becomes reliably measurable and the date of completion of the property with any gain or loss recognized in profit and loss. This is a change in accounting policy as previously such property was carried at cost until the construction was completed. However, there is no effect in the prior and current periods’ financial statements.
Standards, amendments and interpretations effective after 2009 which are relevant to the Group’s operations and will have a material impact on the Group’s accounting policies but are yet to be adopted:
IFRS 3 (Revised), Business Combinations, will be effective for fiscal years beginning on or after July 1, 2009. It replaces IFRS 3 (as issued in 2004) and the related amendment to IAS 27, Consolidated and Separate Financial Statements, (effective for years beginning on or after July 1, 2009). They provide guidance for applying the acquisition method for business combinations. The major changes from the existing standards include: the immediate expensing of all acquisition costs, the inclusion in the cost of acquisition of the fair value at acquisition date of any contingent purchase consideration, the removal of the requirement to measure at fair value every asset and liability at each step in a step acquisition for the purposes of calculating goodwill, and changes in a parent’s ownership interest in a subsidiary undertaking that do not result in the loss of control should be accounted for as equity transactions. The Group will apply IFRS 3 and IAS 27 (as amended in 2008) from January 1, 2010 and will revise its accounting policy on business combinations accordingly.

IFRS 5 (Amendment), Non-current Assets Held for Sale and Discontinued Operations, will be effective for fiscal years beginning on or after July 1, 2009. It specifies that if a sale plan involving loss of control of a subsidiary undertaking meets the held-for-sale criteria, the assets and liabilities of the subsidiary undertaking should be reclassified and accounted for as a disposal group in accordance with IFRS 5. The Group will apply the amendment from January 1, 2010, but it is not expected to have any significant impact on the results of the Group.
IFRS 9, Financial Instruments, which will be effective January 1, 2013, introduces new requirements for the classification and measurement of financial assets. Early adoption is permitted. New requirements for classification and measurement of financial liabilities, derecognition of financial instruments, impairment and hedge accounting are expected to be added to IFRS 9 in 2010. As a result, IFRS 9 will eventually be a complete replacement for IAS 39 and IFRS 7. The Group will apply the amendment from January 1, 2013 and is reviewing the impacts of the new standards on the results of the Group.
IAS 24 (Revised), Related Party Disclosures, which will be effective January 1, 2011, simplifies the disclosure requirements for entities that are controlled, jointly controlled or significantly influenced by a government (referred to as government-related entities). The revised standard simplified the definition of a related party, clarified its intended meaning and eliminated a number of inconsistencies. The revised definition is based on certain principles in the treatment of related party relationships; among which the symmetry principle applies if the revised definition treats one party as related to a second party, the second party is also treated as related to the first party. The Group will apply the revised standards from January 1, 2011 and is reviewing the impacts of the new standards on the results of the Group.
Amendments to IAS 32, Classification of Rights Issues, will be effective for years beginning on or after February 1, 2010. Under the amendment to IAS 32, rights, options and warrants — otherwise meeting the definition of equity instruments in IAS 32.11 — issued to acquire a fixed number of an entity’s own non-derivative equity instruments for a fixed amount in any currency are classified as equity instruments, provided the offer is made pro-rata to all existing owners of the same class of the entity’s own non-derivative equity instruments. The Group will apply the amendments from January 1, 2011 and is reviewing the impacts of the amendments on the results of the Group.
Amendments to IAS 39, Eligible Hedged Items, will be effective for years beginning on or after July 1, 2009. The amendments to IAS 39 provide clarification on two issues in relation to hedge accounting — identifying inflation as a hedged risk and hedging with options. The amendments make clear that the intrinsic value, not the time value, of an option reflects a one-sided risk and therefore an option designated in its entirety cannot be perfectly effective. The Group will apply the amendments from January 1, 2010 and is reviewing the impacts of the amendments on the results of the Group.
IFRIC 17, Distribution of Non-cash Assets to Owner, will be effective for years beginning on or after July 1, 2009. IFRIC 17 clarifies that a dividend payable should be recognized when the dividend is appropriately authorized and is no longer at the discretion of the entity. The most significant conclusion reached by the IFRIC is that the dividend should be measured at the fair value of the assets distributed, and that any difference between this amount and the previous carrying amount of the assets distributed should be recognized in profit or loss when the entity settles the dividend payable. The interpretation does not apply to distributions of non-cash assets where the asset is ultimately controlled by the same party or parties before and after the distribution (e.g. distributions of non-cash assets between entities under common control) which is the most common circumstance in which such distributions occur. The Group will apply the interpretation from January 1, 2010 and is reviewing the impacts of the interpretation on the results of the Group.
IFRIC 19, Extinguishing Financial Liabilities with Equity Instruments, will be effective for years beginning on or after July 1, 2010. IFRIC 19 addresses divergent accounting by entities issuing equity instruments in order to extinguish all or part of a financial liability (often referred to as “debt for equity swaps”). The interpretation concludes that the issue of equity instruments to extinguish an obligation constitutes consideration paid. The consideration should be measured at the fair value of the equity instruments issued, unless that fair value is not readily determinable, in which case the equity instruments should be measured at the fair value of the obligation extinguished. Any difference between the fair value of the equity instruments issued and the carrying value of the liability extinguished is recognized in profit or loss. The Group will apply the interpretation from January 1, 2011 and is reviewing the impacts of the interpretation on the results of the Group.

(e) Scope and principles of consolidation
The Group accounts include the accounts of MFC and its subsidiaries. All significant companies in which the Group has direct or indirect control are consolidated from the acquisition dates. A subsidiary ceases to be consolidated at the date when the Group loses its control over the subsidiary. The consolidated financial statements comprise the financial statements of the Company and its subsidiaries as at December 31 each year, using consistent accounting policies. Intragroup balances, transactions, income and expenses are eliminated in full.
Non-controlling interests are presented in the consolidated balance sheet within equity, separately from the parent shareholders’ equity. Non-controlling interests in the profit or loss of the Group, which are included in net income, are also separately disclosed in the consolidated statement of operations.
Non-consolidated subsidiaries are accounted for at cost and are reduced by an impairment charge, if applicable. Generally, these companies are inactive and insignificant in magnitude.
The following table shows the direct and indirect significant subsidiaries as at December 31, 2009:

Company	Country of Incorporation	Beneficial Interest
MFC Holding Austria GmbH	Austria	100%
MFC Commodities GmbH	Austria	100%
MFC Trade & Financial Service GmbH	Austria	100%
IC Management Service GmbH	Austria	100%
Global Bulk Transport GmbH	Austria	100%
International Trade Service GmbH	Austria	100%
Magnum Minerals Private Limited	India	100%
AFM Aluminiumfolie Merseberg GmbH	Germany	55%
MAW Mansfelder Alumiumwerk GmbH	Germany	55%
MFC (A) Ltd	Marshall Islands	100%
MFC (D) Ltd	Marshall Islands	100%
Brock Metals s.r.o.	Slovakia	100%
Redas Tracking Corp	Marshall Islands	100%
MFC (F) Ltd	Marshall Islands	100%
MFC Corporate Services AG	Switzerland	100%
MFC China and Asia Co. Ltd	Liberia	90%
Mednet (Shanghai) Medical Technical Developing Co., Ltd	China	90%
Chongqing Lasernet Guangji Eye Hospital (a limited company)	China	52%
Hangzhou Zhe-er Optical Co. Ltd	China	46%
MFC Metal Trading GmbH	Austria	100%
Altmark Immobilien Management GmbH	Germany	100%
MEG International Services Ltd	Canada	100%
KHD S.A.	Switzerland	100%
Business combinations are accounted for using the purchase method. All subsidiaries are recognized in the consolidated financial statements through full consolidation. Pursuant to IFRS 3, Business Combinations, the acquirer measures the cost of a business combination as the aggregate of (a) the fair values, at the date of exchange, of assets given, liabilities incurred or assumed, and equity instruments issued by the acquirer, in exchange for control of the acquiree; plus (b) any costs directly attributable to the business combination. The acquirer, at the acquisition date, allocates the cost of a business combination by recognizing the acquiree’s identifiable assets, liabilities and contingent liabilities at their fair values at the date of acquisition. Any difference between the cost of the business combination and the acquirer’s proportionate interest in the net fair value of the identifiable assets, liabilities and contingent liabilities are accounted for: (a) as goodwill when the difference is positive; or (b) as income after the reassessment of the identification and measurement of the acquiree’s identifiable assets, liabilities and contingent liabilities and the measurement of the cost of the combination when the difference is negative.

Goodwill arising on a business combination is recognized as an asset and initially measured at cost, being the excess of the cost of the business combination over the Group’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities recognized. After initial recognition, goodwill is subject to an impairment review at least once a year. If a potential impairment is identified, then the amount of the impairment is quantified by comparing the carrying amount of the goodwill to its fair value based on the present value of its estimated future cash flows.
Losses applicable to the non-controlling interests in a consolidated subsidiary may exceed the non-controlling interest in the subsidiary’s equity. The excess, and any further losses applicable to the non-controlling interests, are allocated against the majority interest except to the extent that the non-controlling interests have a binding obligation and are able to make an additional investment to cover the losses. Additional purchase of equity shares in a non-wholly-owned subsidiary is accounted for as a step-by-step purchase and will result in an accounting income when there is an excess in the Group’s proportionate interest in the net fair value of the subsidiary’s identifiable assets, liabilities and contingent liabilities over the cost of additional purchase.
(f) Investments accounted for by equity method
Companies which are not controlled or jointly controlled but in which the Group has significant influence over their financial and operating policy decisions are accounted for by the equity method pursuant to IAS 28, Investments in Associates. The investment in an associate is initially recognized at cost and the carrying amount is increased or decreased to recognize the investors’ share of the profit or loss of the investee after the date of acquisition. The profit or loss of the investments accounted for by the equity method is recognized in the consolidated statement of operations. Distributions received from an investee reduce the carrying amount of the investment. Adjustments to the carrying amount may also be necessary for changes in the investor’s proportionate interest in the investee arising from changes in the investee’s equity. Such changes include those arising from the revaluation of assets and from currency translation adjustment. Those changes are recognized directly in equity of the investor. Goodwill relating to an investment accounted for by the equity method is included in the carrying amount of the investment.
Through its 90% partnership interest in a limited partnership, the Group is participating in certain real estate property interests in Germany. The investment is accounted for by the equity method.
Through its 90%-owned subsidiary, the Group is participating in various joint ventures with hospitals in China. The Group provides the joint ventures with medical equipment and instruments as well as medical supplies and the joint venture partners provide premises, licenses and personnel for the medical operations. The joint control is established by contractual arrangements which also stipulate the profit sharing. The Group recognizes its interest in the joint ventures using the equity method, in accordance with IAS 31, Interests in Joint Ventures.
(g) Spin-off from and significant transactions with Prior Owner
In January 2006, Terra Nova Royalty Corporation (“Terra Nova”, formerly known as KHD Humboldt Wedag International Ltd.), the prior owner of MFC, completed the restructuring of its financial services business whereby (1) MFC held all of the financial services business of Terra Nova, other than MFC Corporate Services AG (“MFC Corporate Services”) and Terra Nova’s interest in a resource property; and (2) Terra Nova held all of the issued preferred shares and Class A common shares in MFC. On January 31, 2006, Terra Nova distributed all of its Class A common shares to its shareholders on a pro rata basis by way of a dividend-in-kind (the “Spin-off”). Terra Nova held the preferred shares in MFC until May 2009. (see Note 22.)
In November 2006, Terra Nova sold MFC Corporate Services to MFC Commodities GmbH (“MFCC”, a wholly-owned subsidiary of MFC). At the time of its sale to MFC, MFC Corporate Services held an approximately 20% equity interest in a German company which was a non-wholly-owned subsidiary of Terra Nova. MFC and Terra Nova agreed that the economic interest in such German company held by MFC Corporate Services was to be retained by Terra Nova. To achieve this objective, Terra Nova subscribed for shares in a subsidiary of MFC that track the benefits from this 20% equity position in the German company. These shares entitle Terra Nova to retain its commercial and economic interest in and benefits from this 20% equity position in its German subsidiary, net of related costs and taxes (the “Tracking Stock Participation”). The total consideration for the tracking stock subscription was $9,357 (which was the carrying value to Terra Nova). Under the tracking stock agreement, Terra Nova is the beneficiary, the tracking stock company is the debtor and MFC is the guarantor. Furthermore, MFC Corporate Services granted to Terra Nova the right to acquire its common shares in the German company at fair market value and a right of first refusal in case of a potential sale or other disposal of all or parts of its common shares in the German company (collectively, the “Rights”). The price payable by Terra Nova will be offset against the Tracking Stock Participation and therefore will be commercially netted to $nil, except for related costs and taxes, if any. In 2007, MFC Corporate Services distributed its entire shareholding of the German company to MFCC (its immediate parent company) by way of dividend-in-kind and the Rights expired as provided for in the relating agreements. The Tracking Stock Participation remains in force.

Terra Nova held 1,203,627 and none of Class A common shares in MFC as of December 31, 2009 and 2008, respectively. The Group did not hold any common shares in Terra Nova as of both December 31, 2009 and 2008. As of December 31, 2009, one director of MFC was also a director of Terra Nova.
(h) Foreign currency translation
The presentation currency (or reporting currency) of the Group accounts is the U.S. dollar. Where the financial statements of subsidiaries are presented in a currency other than the U.S. dollar, their reported figures are translated into the U.S. dollar. Pursuant to IAS 21, assets, liabilities, contingent liabilities and other financial obligations of self-sustaining subsidiaries are translated at the closing rate at the date of the balance sheet and revenues and expenses are translated at exchange rates approximating those at the dates of the transactions. Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the rates of exchange prevailing at the balance sheet date. The resulting currency translation adjustments are recognized as a separate component of equity and do not affect earnings.
Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the local functional currency are included in the consolidated statements of operations.
The following table sets out exchange rates for the conversion of Canadian dollars (CAD), Swiss Francs (CHF), Euros (EUR) and Chinese yuans (Renminbi or RMB) into U.S. dollars:

	CAD	CHF	EUR	RMB

Closing rate at December 31, 2009	0.9555	0.9657	1.4332	0.1465
Average rate for the year 2009	0.8757	0.9199	1.3884	0.1464
Closing rate at December 31, 2008	0.8166	0.9368	1.3920	0.1466
Average rate for the year 2008	0.9381	0.9231	1.4637	0.1441

(i) Use of estimates and assumptions
The preparation of financial information requires the use of estimates and assumptions about future conditions. Use of available information and application of judgment are inherent in the formation of estimates. Management’s best estimates are based on the facts and circumstances available at the time estimates are made, historical experience, general economic conditions and trends, and management’s assessment of probable future outcomes of these matters. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. In this regard, management believes that the critical accounting policies where significant judgment is necessarily applied are those which relate to allowance for credit losses, goodwill impairment, deferred income taxes, provision for income taxes and the valuation of financial instruments and investment property. Actual results in the future could differ from these estimates, and such differences could be material.
Further information about key assumptions concerning the future, and other key sources of estimation uncertainty, are set out in the notes to the consolidated financial statements.
(j) Summary of significant accounting policies
Financial instruments
The Group uses IFRS 7 which complements the principles for recognizing, measuring and presenting financial assets and financial liabilities in IAS 32, Financial Instruments: Presentation, and IAS 39, Financial Instruments: Recognition and Measurement.
Except for certain financial instruments which are excluded from the scope of IFRS 7, all financial assets are classified into one of four categories: at fair value through profit or loss, held-to-maturity, loans and receivables, and available-for-sale; and all financial liabilities are classified into one of two categories: at fair value through profit or loss and other financial liabilities.

Generally, a financial asset or financial liability at fair value through profit or loss is a financial asset or financial liability that meets either of the conditions: (a) it is classified as held for trading if it is: (i) acquired or incurred principally for the purpose of selling or repurchasing it in the near term; (ii) part of a portfolio of identified financial instruments that are managed together and for which there is evidence of a recent actual pattern of short-term profit taking; or (iii) a derivative (except for a derivative that is a financial guarantee contract or a designated and effective hedging instrument); or (b) it is designated by the Group upon initial recognition as at fair value through profit or loss. Investment in equity instruments that do not have a quoted market price in an active market, and whose fair value cannot be reliably measured, cannot be designated as at fair value through profit or loss. A financial instrument cannot be reclassified into the fair value through profit and loss category while it is held or issued; however, if a financial asset is no longer held for the purpose of selling it in the near term, the entity may reclassify that financial asset out of the fair value through profit or loss category in rare circumstances. Furthermore, a financial asset in the fair value through profit or loss category that would have met the definition of loans and receivables (if the financial asset had not been required to be classified as at fair value through profit or loss at initial recognition) may also be reclassified out of the fair value through profit or loss category if the entity has the intention and ability to hold the financial asset for the fore able future or until maturity.
Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturity that the Group has the positive intention and ability to hold to maturity, other than: (a) those that the Group upon initial recognition designates as at fair value through profit or loss; (b) those that the Group designates as available for sale; and (c) those that meet the definition of loans and receivables.
Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market, other than: (a) those that the Group intends to sell immediately or in the near term and those that the Group upon initial recognition designates as at fair value through profit or loss; (b) those that the Group upon initial recognition designates as available for sale; or (c) those for which the Group may not recover substantially all of its initial investment, other than because of credit deterioration, which are classified as available for sale.
Available-for-sale financial assets are those non-derivative financial assets that are designated as available for sale, or are not classified as loans and receivables, held-to-maturity investments, or financial assets at fair value through profit or loss.
Non-derivative financial liabilities are classified as other financial liabilities.
When a financial asset or financial liability is recognized initially, the Group measures it at its fair value plus, in the case of a financial asset or financial liability not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition or issue of the financial asset or financial liability. The subsequent measurement of a financial instrument and the recognition of associated gains and losses is determined by the financial instrument classification category.
After initial recognition, the Group measures financial assets, including derivatives that are assets, at their fair values, without any deduction for transaction costs it may incur on sale or other disposal, except for the following financial assets: (a) loans and receivables which are measured at amortized cost using the effective interest method; (b) held-to-maturity investments which are measured at amortized cost using the effective interest method; and (c) investments in equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured and derivatives that are linked to and must be settled by delivery of such unquoted equity instruments are measured at cost. All financial assets, except those measured at fair value through profit or loss, are subject to review for impairment.
After initial recognition, the Group measures all financial liabilities at amortized cost using the effective interest method, except for: (a) financial liabilities at fair value through profit or loss; (b) financial liabilities that arise when a transfer of a financial asset does not qualify for derecognition or when the continuing involvement approach applies; (c) financial guarantee contracts as defined in IAS 39; and (d) commitments to provide a loan at a below-market interest rate.
A gain or loss on a financial asset or financial liability classified as at fair value through profit or loss is recognized in net income for the period in which it arises. A gain or loss on an available-for-sale financial asset is recognized directly in equity on an after-tax basis, through the consolidated statement of changes in equity, except for impairment losses and certain foreign exchange gains and losses, until the financial asset is derecognized, at which time the cumulative gain or loss previously recognized in equity is recognized in net income for the period. For financial assets and financial liabilities carried at amortized cost, a gain or loss is recognized in net income when the financial asset or financial liability is derecognized or impaired, and through the amortization process.

Whenever quoted market prices are available, bid prices are used for the valuation of financial assets while ask prices are used for financial liabilities. When the market for a financial instrument is not active, the Group establishes fair value by using a valuation technique. Valuation techniques include using recent arm’s length market transactions between knowledgeable, willing parties, if available; reference to the current fair value of another instrument that is substantially the same; discounted cash flow analysis; option pricing models and other valuation techniques commonly used by market participants to price the instrument.
An entity classifies fair value measurements using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:
(a)	quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1)
(b)	inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices) (Level 2); and
(c)	inputs for the asset or liability that are not based on observable market data (unobservable inputs) (Level 3).
Assessing the significance of a particular input to the fair value measurement in its entirety requires judgment, considering factors specific to the asset or liability.
If there is a designated hedging relationship between a hedging instrument and a hedged item, the Group will apply hedge accounting to account for the gain or loss on the hedging instrument and the hedged item, in accordance with IAS 39.
Cash and cash equivalents
Cash and cash equivalents are classified as held for trading and comprise deposits with banks and financial institutions, bank and cash balances, and highly liquid investments, all with original maturities of three months or less and are generally interest bearing. Highly liquid investments, which are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in value, are included in cash and cash equivalents and are stated at market value.
Restricted cash
Restricted cash represents cash at banks with restrictions on their use pursuant to trade customs or court arrangements.
Securities
Securities are classified as held for trading and short-term or long-term available-for-sale securities.
Publicly-traded securities (debt and equity) which are acquired principally for the purpose of selling in the near term are classified as held for trading. Securities held for trading are marked to their bid prices on the balance sheet date and unrealized gains and losses are included in the results of operations.
Available-for-sale securities consist of publicly-traded securities (debt and equity) and unlisted equity securities which are not held for trading and not held to maturity. Short-term available-for-sale securities are purchased with management’s intention to sell in the near term and are designated as available for sale by management upon initial recognition. Long-term available-for-sale securities are purchased with the intention to hold until market conditions render alternative investments more attractive. The available-for-sale securities are stated at bid price whenever quoted market prices are available. When the market for the available-for-sale security is not active, the Company establishes fair value by using a valuation technique. Unrealized gains and losses are recorded in equity unless there has been an other than temporary decline in value, at which time the available-for-sale security is written down and the write-down is included in the results of operations.
Gains and losses on sales of securities are recognized on the average cost basis on the settlement dates.

Loans and receivables
Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market, other than those classified as fair value through profit or loss or available for sale. Loans and receivables are measured at amortized cost without regard to the Group’s intention to hold them to maturity. Amortized cost is calculated under consideration of any discount or premium at the time of the purchase. The amortized cost includes any fees that are an integral part of the effective interest rate and of the transaction costs. Gains and losses are recognized in the statement of operations at the time the loans and receivables are cancelled from the books or impaired, as well as through amortization.
Loans and receivables are net of an allowance for credit losses, if any. The Group performs ongoing credit evaluation of customers and adjusts the allowance accounts for specific customer risks and credit factors. Loans and receivables are considered past due on an individual basis based on the terms of the contracts.
Assets acquired in satisfaction of loans and receivables are recorded at the lesser of their fair value at the date of transfer or the carrying value of the loans and receivables. Any excess of the carrying value of the loans and receivables over the fair value of the assets acquired is written off and is included in the results of operations.
When the Group makes a loan advance with a conversion right or share purchase warrant which entitle the Group to either convert the loan into or purchase equity shares of a corporation, such conversion rights or warrants are embedded derivatives. The principal amount of the loan is split between the debt instrument without the equity conversion option (or the warrants) and the equity conversion option (or the warrants). Changes in the fair value of the equity conversion option (or the warrants) are recognized in profit or loss unless the option (or the warrants) is part of a cash flow hedging relationship. Over the term of the loan, the debt instrument will be accreted to its face value. The equity conversion option and the share purchase warrants are classified as separate financial assets and are valued by valuation techniques if a quoted market price is not available.
Allowance for credit losses
The Group’s allowance for credit losses is maintained at an amount considered adequate to absorb estimated credit-related losses for its trade receivables. Ongoing credit evaluation is performed on the financial condition of a receivable using independent ratings where available or by assessment of the customer’s credit quality based on its financial position, past experience and other factors. The allowance for credit losses reflects management’s best estimate of the losses in the Group’s credit portfolio and judgments about economic conditions. Estimates and judgments could change in the near-term, and could result in a significant change to a recognized allowance. An allowance for credit losses is increased by provisions which are charged to income and reduced by write-offs net of any recoveries.
Specific provisions are established on an individual basis. A country risk provision may be made based on exposures in less developed countries and on management’s overall assessment of the underlying economic conditions in those countries. Write-offs are generally recorded after all reasonable restructuring or collection activities have taken place and there is no realistic prospect of recovery. If the amount of the impairment loss decreases in subsequent periods, and provided that the decrease is related to an event which occurs after the impairment has been recognized, the previously recognized impairment loss is reversed. However, the loss can only be reversed to the extent that the carrying value of the asset does not exceed its amortized cost at the date of impairment.
The Group also applies credit risk assessment and valuation methods to its loans and receivables (other than trade receivables). The assessment and valuation are performed on an individual basis, and if an impairment loss arises, the Group will write down the loans or receivables directly.
Credit losses arise primarily from loans and receivables but may also relate to other credit instruments such as guarantees and letters of credit.

Inventories
Inventories are valued at the lower of cost or net realizable value. The costs of inventories comprise all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition. The cost of inventories is assigned by using the weighted average cost formula. The net realizable value is the estimated selling price in the normal course of ordinary business less estimated costs of completion and the estimated costs necessary to make the sale.
Allowance is provided to cover risks relating to slow-moving or obsolete items. Whenever the reasons for previous write-downs no longer apply, the allowance will be reversed. A reversal of write-down is limited to the lower of cost or net realizable value.
Commodities acquired in commodity broker-trader activities are measured at fair value less costs to sell.
Properties for sale
Properties for sale, comprising real estate, are accounted for as inventories at the lower of cost and net realizable value. Net realizable value is determined by reference to sale proceeds of properties sold in the ordinary course of business less all estimated selling expenses after the balance sheet date, or by management estimates based on prevailing market conditions.
Property, plant and equipment
Property, plant and equipment is stated at cost, less accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets. Useful lives for property, plant and equipment range from 3 to 10 years. An impairment loss is recognized if the carrying value exceeds the recoverable amount of equipment. Borrowing costs are not capitalized into equipment.
The gain or loss on disposal of property, plant and equipment is recognized by reference to their carrying amounts.
Investment property
Investment property is property that is held for generating rental income or for capital appreciation or both. The Group’s investment property comprises freehold land and buildings. Investment property is initially recognized at historical cost including related transaction costs. After initial recognition, investment property is held at fair value, with changes in value recognized in the Group’s profit or loss for the period in which it arises.
The fair value of investment property is the price at which the property could be exchanged between knowledgeable, willing parties in an arm’s length transaction. Fair value specifically excludes an estimated price inflated or deflated by special terms or circumstances, special considerations or concessions granted by anyone associated with the sale. An entity determines fair value without any deduction for transaction costs it may incur on sale or other disposal. Fair value on the Group’s investment property is based on valuations prepared annually by external evaluators in accordance with guidance issued by the International Valuation Standard Committee and reviewed by the Group in accordance with guidance on fair value in IAS 40, Investment Property, and other IFRS.
Gains and losses on disposals are determined by comparing the net disposal proceeds and the carrying amount and are included in the statement of operations.
Goodwill
Goodwill represents the excess of the cost of an acquisition over the fair value of the Group’s share of the net identifiable assets of the acquired subsidiary, associate or joint venture at the effective date of acquisition, and, in respect of an increase in holding in a subsidiary, the excess of the cost of acquisition over the carrying amount of the proportion of the non-controlling interests acquired. Goodwill on acquisitions of subsidiaries is shown separately on the consolidated balance sheet. Goodwill on acquisitions of associates and joint ventures is included in investment in associates and joint ventures. Goodwill is allocated to cash-generating units for the purpose of impairment testing and is carried at cost less accumulated impairment loss.

Goodwill acquired in a business combination is not amortized. Instead, goodwill is tested for impairment annually, or more frequently if events or changes in circumstances indicate that it might be impaired.
The profit or loss on disposal of subsidiaries, associates and joint ventures includes the carrying amount of goodwill relating to the entity sold.
Impairment
Assets that have indefinite useful lives are not subject to amortization and are tested for impairment annually and whenever there is an indication that the assets may be impaired. Assets that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the carrying amount of the asset exceeds its recoverable amount, which is the higher of an asset’s fair value less costs to sell and value in use. For the purpose of assessing impairment, assets are grouped at the lowest level for which there is separately identifiable cash flows.
An impairment loss recognized in prior periods for an asset other than goodwill is reversed and the carrying amount of the asset other than goodwill is increased to its recoverable amount, if and only if, there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. The increased carrying amount of an asset shall not exceed the carrying amount that would have been determined (net of amortization or depreciation) had no impairment loss been recognized for the asset in prior periods. An impairment loss recognized for goodwill shall not be reversed in a subsequent period.
Derivative financial instruments
A derivative is a financial instrument: (1) whose value changes in response to changes in a specified interest rate, security price, commodity price, foreign exchange rate, index of prices or rates, a credit rating or credit index, or similar variable; (2) that requires no initial net investment or an initial net investment that is smaller than would be required for other types of contracts that would be expected to have a similar response to changes in market factors; and (3) that is settled at a future date. The derivative financial instruments are either exchange-traded or negotiated. Derivatives are included in the consolidated balance sheet and are measured at fair value. Derivatives that qualify as hedging instruments are accounted for in accordance with IAS 39. For derivatives that do not qualify as hedging instruments, the unrealized gains and losses are included in the results of operations.
The Group uses fair value hedges to hedge the exposure to changes in fair value of a recognized asset or liability or an unrecognized firm commitment, or an identified portion of such an asset, liability or firm commitment, that is attributable to a particular risk and could affect profit or loss. For fair value hedges, the gain or loss from remeasuring the hedging instrument at fair value is recognized in the statement of operations, and the gain or loss on the hedged item adjusts the carrying amount of the hedged item and is also recognized in the statement of operations.
Where the Company has both the legal right and intent to settle derivative assets and liabilities simultaneously with a counterparty, the net fair value of the derivative positions is reported as an asset or liability, as appropriate.
The Group does not use cash flow hedges or hedges of a net investment in a foreign operation.
Provisions
In accordance with IAS 37, Provisions, Contingent Liabilities and Contingent Assets, provisions are set up wherever a past event has created a present obligation in respect of third parties that will probably lead to a future outflow of resources, particularly in cases where reliable estimates can be made. Provisions are set up for perceived risks and uncertain obligations in line with the probability that contingent conditions will occur.
Convertible debt
The Company’s convertible bonds include liability and equity components. On the date of the issuance of convertible bonds, the fair value of the liability component is determined using a market interest rate for an equivalent non-convertible bond and this amount is included in the long-term borrowings on the amortized cost basis. The remainder of the proceeds is allocated to the equity component. Over the term of the debt obligation, the liability component will be accreted to the face value of the convertible bonds.

On conversion of the convertible bonds at maturity, the Company will derecognize the liability component and recognizes it as equity and there will be no gain or loss. When the Company extinguishes the convertible bonds before maturity through an early redemption or repurchase, the Company allocates the consideration paid and any transaction costs for the repurchase or redemption to the liability and equity components of the convertible bonds at the date of the transaction. The method used in allocating the consideration paid and transaction costs to the separate components is consistent with that used in the original allocation to the separate components of the proceeds received by the Company when the convertible bonds were issued. As a result, a gain or loss may arise from the early redemption or repurchase of the convertible bonds.
Taxes on income
Current income tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. Current income tax relating to items recognized directly in equity is recognized in equity and not in the statement of operations.
In accordance with IAS 12, Income Taxes, deferred tax assets and liabilities are formed to cover all temporary differences between valuations required for tax reporting and IFRS-compliant financial statements, and to cover consolidation measures except those affecting neither accounting profit nor taxable profit (tax loss) in a non-business combination. Moreover, deferred tax assets are calculated for tax losses carried forward. The recognition of deferred tax assets on deductible temporary differences and tax losses carried forward is limited to the extent that taxable profits are likely to arise in the future.
Deferred taxes are calculated on the basis of the tax rates that, in light of the prevailing legal situation, will be valid or are expected in the countries concerned at the time of realization. Deferred tax relating to items recognized directly in equity is recognized in equity and not in the statement of operations.
Deferred tax assets and liabilities are offset if a legally enforceable right exists to set off current income tax assets against current income tax liabilities and the deferred tax relate to the same taxable entity and the same taxation authority.
A deferred asset or liability is not recognized for all taxable temporary differences associated with investments in subsidiaries, branches and associates, and interests in joint ventures when (a) the Group is able to control the timing of the reversal of the temporary difference and (b) it is probable that the temporary difference will not reverse in the foreseeable future.
Revenue recognition
Revenues include revenues from sales of commodities, properties, medical instruments and supplies, proprietary investments, provisions of financial services and other services and income from and gains on investment property.
Revenue from the sale of goods is recognized when: (a) the Group has transferred to the buyer the significant risks and rewards of ownership of the goods (which generally coincides with the time when the goods are delivered to customers and title has passed); (b) the Group retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold; (c) the amount of revenue can be measured reliably; (d) it is probable that the economic benefits associated with the transaction will flow to the Group; and (e) the costs incurred or to be incurred in respect of the transaction can be measured reliably.
Revenue from rendering of services is recognized when: (a) the amount of revenue can be measured reliably; (b) it is probable that the economic benefits associated with the transaction will flow to the Group; (c) the stage of completion of the transaction at the balance sheet date can be measured reliably; and (d) the costs incurred for the transaction and the costs to complete the transaction can be measured reliably.
Revenues also include the gain or loss on sales of proprietary investments and other securities.
Dividend income is recognized when the right to receive payment is established.
The revenue is reported net of discounts and sales taxes.

Cost of sales
The cost of sales comprises the costs of commodities. The cost of sales includes both the direct cost of materials and indirect costs (including write-downs of inventories and trade receivables). The cost of sales also includes provision for warranty. The reversal of write-downs of inventories and allowance for debts reduce the cost of sales.
The cost of sales also includes the write-down of long-term securities and credit losses on loans and receivables.
Other expenses comprise primarily the cost of goods sold, other than commodities.
Earnings per share
Basic earnings per share is determined by dividing profit after taxes attributable to the shareholders of MFC by the weighted average number of common shares outstanding for the year, net of treasury stock. Diluted earnings per share is determined using the same method as basic earnings per share except that the weighted average number of common shares outstanding includes the potential dilutive effect of stock options and warrants and convertible debt. The dilutive effect of convertible debt is computed under the if-converted method. However, such potential dilution is not recognized in a loss year. MFC did not have any stock options and warrants granted or issued in 2009 and 2008.
Reclassifications
Certain 2008 amounts have been reclassified to conform to the 2009 presentation.
(k) Capital management
The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern while seeking to maximize benefits to shareholders and other stakeholders.
The Group actively and regularly reviews and manages its capital structure to ensure optimal capital structure and shareholder returns, taking into consideration the future capital requirements of the Group and capital efficiency, prevailing and projected profitability, projected operating cash flows, projected capital expenditures and projected strategic investment opportunities. In order to maintain or adjust the capital structure, the Group may purchase MFC shares, return capital to shareholders, issue new shares or sell assets to reduce debt.
The Group monitors capital on the basis of the Group’s consolidated gearing ratio and current ratio. The gearing ratio is calculated as net debt divided by total equity. Net debt is calculated as total borrowings less cash and cash equivalents. The current ratio is calculated as total current assets divided by total current liabilities. The Group does not have a defined gearing or current ratio benchmark or range.
The ratios at December 31, 2009 and 2008 are as follows:

	2009	2008

Gearing ratio (%)	Not applicable	Not applicable
Current ratio	2.1	2.5
As at December 31, 2009 and 2008, the Group had cash and cash equivalents in excess of total borrowings and, therefore, the gearing ratio is not applicable.
Note 2. Acquisitions of subsidiaries
2009
Effective July 1, 2009, the Group commenced to consolidate the financial position and results of Brock Metals s.r.o. (“Brock”) as a wholly-owned subsidiary. Brock was acquired in 2008 with management having an initial intention to dispose of it within twelve months after its acquisition. Accordingly, it was classified as available-for-sale security at December 31, 2008. Effective July 1, 2009, management reassessed the operating and economic environment and decided to change its intention to hold it as an operating subsidiary. As a result, Brock’s financial statements have been consolidated into the Group since then. This acquisition was not considered as a material business combination. Goodwill of $1,011 was recognized. Brock is engaged in a manufacturing business and is expected to generate operating and marketing synergies.

2008
In the first quarter of 2008, the Group received common shares in an affiliate when the common shares of the affiliate were distributed by Terra Nova to its shareholders by way of a dividend. The Group also purchased common shares in the affiliate in the open market. The Group held approximately a 9.3% equity interest.
In May 2008, the Group acquired new common shares in the affiliate by way of the conversion of its loan amount aggregating $23,967 into equity, resulting in the Group holding a 53.7% equity interest.
In early June 2008, the Group purchased common shares in the acquiree from an affiliate for cash of $15,912, increasing the Group’s equity interest to 72.4%.
The acquiree, through its subsidiaries, holds a portfolio of real estate. The acquiree, through its 55%-owned subsidiary, Mansfelder Metals Ltd., is also engaged in a manufacturing business. The acquisition of the manufacturing business was accounted for as a business combination pursuant to IFRS 3. The reason for the acquisition was that the manufacturing business would be integrated into the Group’s commodities business which was expected to generate operating and marketing synergies. The purchase of real property portfolios was considered as an acquisition other than a business combination.
The aggregated cost of the acquisitions of the subsidiaries totaled $38,528, comprising $6,276 for the manufacturing business and $32,252 for the real property portfolios. The fair value of the assets acquired and liabilities and contingent liabilities assumed relating to the manufacturing business at the acquisition dates was allocated as follows:

Cash	$6,746
Other current assets	15,877
Non-current assets	1,801
Current liabilities	(20,171)
Non-current liabilities	(27)
Non-controlling interests	929

Fair value of net assets acquired	5,155
Cost of combinations	6,276

Goodwill recognized	$1,121

This business combination was not considered as a material business combination. No intangible assets were recognized.
In July 2008, the shareholders of the affiliate approved an Asset Purchase Agreement whereby the affiliate sold all of its assets to MFC and MFC assumed all obligations and liabilities. As consideration, the affiliate received one new MFC Class A common share for every 17 common shares of the affiliate. As a result, 1,594,992 MFC Class A common shares (with a fair value of $10,367) were issued to non-controlling shareholders. The fair value was determined by a valuation process. Goodwill of $4,114 was recognized.
The manufacturing business has been consolidated into the Group since the acquisition date. The manufacturing business’ income, which was included in the Group’s consolidated statement of operations for the year 2008 since the acquisition date, was $385.
The real estate portfolios were classified as either properties for sale or investment property (see Note 12).
Note 3. Current securities

	2009	2008
Securities at fair value through profit or loss	$14,379	$4,493
Available-for-sale securities	2,817	—

	$17,196	$4,493

Securities at fair value through profit or loss comprise publicly-traded equity securities and investment funds. At December 31, 2009, the largest investment represented 39% of the portfolio and the second largest represented 10%.
Available-for-sale security comprises a publicly-traded debt security which matures in October 2010.
In November 2008, the Group entered into a share purchase agreement whereby the Group purchased 100% of the equity shares in a corporation for $4,960 (€3,563), with all voting rights and commercial and economic benefits to be transferred to the Group only as of January 1, 2009. Since management expected to dispose of this investment within twelve months after its acquisition, the control was intended to be temporary. Management also concluded that the investee was not a special purpose entity. An impairment charge of $4,960 relating to goodwill included in the acquisition cost was recognized and included in cost of sales in the consolidated statement of operations in 2008. The Group also had other receivables of $4,841 due from the investee as at December 31, 2008. As a result of a change of management’s intention to hold the investee corporation as an ongoing operating entity, the investee corporation is accounted for as a wholly-owned subsidiary effective July 1, 2009 (see Note 2).
Note 4. Restricted cash

	2009	2008
Cash pledged with banks as security for banks’ credit facilities	$—	$16,054
Cash pledged with a bank in connection with sales of securities	2,203	—
Bank accounts temporarily frozen pursuant to court orders	263	—

	$2,466	$16,054

Cash pledged with a bank in connection with sales of publicly-traded equity securities will be released whenever the securities are bought back.
Note 5. Loan receivables

	2009	2008
Loans to an affiliate under a credit facility of $20,000, interest at London Inter-Bank Offered Rate (“LIBOR”) plus 3.5% per annum (3.75% at December 31, 2009) and payable monthly, collateralized by a charge on all the borrower’s undertaking, goodwill and other assets and property, ranking only behind the charges created in favour of the purchaser under a forward sales agreement. The credit facility is to expire in December 2010 and may be extended for one additional term of up to six months at the option of the lender. At December 31, 2009, $15,195 was drawn and outstanding, of which $15,084 was discounted with a bank
	$111	$1,357

Total — current	$111	$1,357

At December 31, 2009, none of the loans receivable was past due or impaired.

Note 6. Trade and other receivables
The receivables arise from a broad spectrum of activities which cover commodities as well as other commercial trade and financial services. Generally, they are expected to be collected within one year from the year end.

	2009	2008
Trade receivables (of which $75 and $11,187 are due from affiliates at 2009 and 2008, respectively)	$8,645	$25,044
Investment income (of which $nil and $3 are due from affiliates at 2009 and 2008, respectively)	1,339	2,065
Dividend receivable from an affiliate	768	—
Due from affiliates	1,552	649
Due from an investee	—	5,217
Holding gain on derivatives	771	—
Sale of shares in and receivables due from a former affiliate	6,246	—
Interest due from the prior owner	—	2,681
Other	1,290	2,146

	20,611	37,802
Less: allowance for credit losses	(833)	(7,487)

	$19,778	$30,315

Trade receivables primarily arise from commodities. The terms with affiliates in the normal course of the Group’s activities are no different from third party customers.
The Group has a non-recourse factoring arrangement with a bank for the Group’s trade receivables (see Note 16).
As at December 31, 2009, trade receivables of $6,054 (2008: $1,167) were past due but not impaired. The aging analysis of these trade receivables as at December 31, 2009 and 2008 is as follows:

Past due	2009	2008
Below 30 days	$5,699	$330
Between 31 and 60 days	45	9
Between 61 and 90 days	108	23
Over 90 days	202	805

	$6,054	$1,167

As at December 31, 2009, trade receivables of $1,190 (2008:$14,924) were impaired. Not all of the impaired receivable balances were uncollectible as some of them were collected in cash subsequently and, accordingly, an allowance for credit losses of $833 (2008: $7,487) has been provided. The aging analysis of these trade receivables as at December 31, 2009 and 2008 is as follows:

Past due	2009	2008
Below 30 days	$—	$11,128
Between 31 and 60 days	—	13
Between 61 and 90 days	1	14
Over 90 days	1,189	3,769

	$1,190	$14,924

The movement of the allowance for credit losses is as follows:

	2009		2008
Beginning balance	$7,487		$3,021
Additions through acquisitions	—		29
Provisions during the year	214		5,643
Charge-offs	(6,947	)*	(1,025)
Reversals	—		(59)
Currency exchange effect	79		(122)

Ending balance	$833		$7,487

*	An allowance account of $6,947 was provided for in 2008 and written off in 2009.
The long-term receivables of $286 outstanding at December 31, 2008 represented the trade receivables which arose in the normal course of the Group’s business.
As at December 31, 2009 and 2008, none of the other receivables were past due or impaired, except for the interest due from the former parent company which was past due at December 31, 2008 but was paid in cash in January 2009. There was no allowance for other receivables as at December 31, 2009 and 2008.

Note 7. Inventories

	2009	2008
Commodities inventories
- in stock	$23,753	$17,339
- in transit	20,696	—

Total commodities inventories	44,449	17,339
Medical instruments and supplies and other	1,748	2,736

	46,197	20,075

Less: valuation allowance	—	—

	$46,197	$20,075

In December 2009, the Group entered into a sale and repurchase agreement with a third-party commodities corporation pursuant to which the Group sold an agreed quantity of commodities at agreed prices of $26,790 in aggregate and undertakes to buy back the same quantity of commodities at the same agreed prices in 2011. This sale and repurchase transaction is accounted for as a financing arrangement. The cash received was discounted at the market interest rate and shown at $25,829 under long-term liabilities at December 31, 2009.
As at December 31, 2009 and 2008, the carrying amount of inventories carried at fair value less costs to sell was $31,923 and $nil, respectively. As at December 31, 2009 and 2008, there was no inventory pledged as security for liabilities.
Note 8. Tax receivables
As of December 31, 2009 and 2008, the tax receivables primarily comprised value-added and sales taxes.
Note 9. Long-term securities

	2009	2008
Available-for-sale securities	$5,880	$9,150

	$5,880	$9,150

At December 31, 2009, available-for-sale securities comprised publicly-traded equity securities and investment funds. Included in available-for-sale securities was an investment in a corporation in which the Group has approximately a 10% equity interest. The carrying amount of such investment was $2,959 and $1,703, respectively, as at December 31, 2009 and 2008. The corporation is related to MFC as a result of a common director and a common officer.
During the second half of 2008, in the midst of the world’s financial crisis and in response to the amendments to IFRS 7, the Group, after concluding that the 2008 financial crisis was a rare situation, reclassified a short-term security out of the fair value through profit and loss category into the long-term available-for-sale category. Fair value loss of $nil and $132, respectively, on the reclassified security was recognized in the profit and loss in 2009 and 2008. Additional information on the reclassified security is as follows:

	2009	2008
Amount reclassified into available-for-sale category out of held-for-trading category	$—	$596
Carrying amount of the financial asset that has been reclassified	284	135
Fair value of the financial asset that has been reclassified	284	135
Fair value gain (loss) which would have been recognized in net income*	109	(345)

*	The amount was included in the equity section directly.
Note 10. Long-term securities, restricted
The restricted long-term securities represent approximately a 20% interest in a Germany company which is a non-wholly-owned subsidiary of Terra Nova. The shares are stated at cost. Terra Nova has been granted a right of first refusal for a period of 15 years under a Tracking Stock Agreement (see Note 21).

Note 11. Property, plant and equipment
The following changes in property, plant and equipment were recorded in 2009:

		Changes in			Currency
	Opening	basis of			translation	Ending
Historical costs	balance	consolidation	Additions	Divestiture	adjustments	balance
Land	$217	$—	$—	$—	$(1)	$216
Building	15	—	3	—	(1)	17
Manufacturing plant and equipment	1,537	915	1,480	(148)	137	3,921
Exploration assets	—	—	934	—	229	1,163
Office equipment	2,797	149	426	(424)	(88)	2,860

	$4,566					$8,177

		Changes in			Currency
	Opening	basis of			translation	Ending
Accumulated depreciation	balance	consolidation	Additions	Divestiture	adjustments	balance
Land	$—	$—	$—	$—	$—	$—
Building	—	—	6	—	—	6
Manufacturing plant and equipment	41	—	597	(29)	60	669
Exploration assets	—	—	323	—	52	375
Office equipment	1,719	—	305	(332)	(25)	1,667

	$1,760					$2,717

Net book value	$2,806					$5,460

The following changes in property, plant and equipment were recorded in 2008:

		Changes in			Currency
	Opening	basis of			translation	Ending
Historical costs	balance	consolidation	Additions	Divestiture	adjustments	balance
Land	$—	$—	$217	$—	$—	$217
Building	—	—	15	—	—	15
Manufacturing plant and equipment	—	1,801	175	—	(439)	1,537
Office equipment	2,509	—	547	(167)	(92)	2,797

	$2,509					$4,566

		Changes in			Currency
	Opening	basis of			translation	Ending
Accumulated depreciation	balance	consolidation	Additions	Divestiture	adjustments	balance
Land	$—	$—	$—	$—	$—	$—
Building	—	—	—	—	—	—
Manufacturing plant and equipment	—	—	257	—	(216)	41
Office equipment	1,517	—	341	(143)	4	1,719

	$1,517					$1,760

Net book value	$992					$2,806

Note 12. Investment property

	2009	2008
Balance at beginning of the year	$39,744	$—
Acquired through acquisitions of subsidiaries other than business combinations	—	9,522
Additions	18	179
Transfer from properties for sale	—	18,095
Change of fair value during the year	336	32,340
Cumulative translation adjustment	1,192	(7,018)
Transfer to properties for sale	—	(13,374)

Balance at end of the year	$41,290	$39,744

The change of fair value of the investment property was included in the revenues in the consolidated statement of operations.
The amounts recognized in the statement of operations in relation to the investment property during 2009 and 2008 are as follows:

	2009	2008
Rental income	$1,872	$1,024
Direct operating expenses (including repairs and maintenance) from investment on property that generated rental income during the year	1,321	766
There were no restrictions on the realizability of investment property or the remittance of income and proceeds or disposal.
As at December 31, 2009, contractual obligations to purchase, construct or develop the investment property or for repairs, maintenance or enhancements were $nil.
Note 13. Goodwill
For impairment testing, goodwill is allocated to the cash generating units. As of December 31, 2009 and 2008, goodwill of $5,657 and $4,513, respectively, was attributable to the Group’s commodities activities. In 2009, the Group commenced to consolidate a manufacturing entity, resulting in goodwill of $5,971 of which $4,960 was written down in 2008 (see Notes 2 and 3). In 2008, the Group purchased a manufacturing business, resulting in goodwill of $5,235 which was written off in the same year, as the manufacturing business itself is not expected to generate a return higher than the market rate.

	2009	2008
Opening balance	$4,513	$4,754
Addition	1,011	5,235
Impairment	—	(5,235)
Currency translation adjustment	133	(241)

Ending balance	$5,657	$4,513

	2009	2008
Gross amount of goodwill	$27,013	$20,175
Accumulated impairment losses	(21,356)	(15,662)

Goodwill, net	$5,657	$4,513

Note 14. Deferred tax assets and liabilities
The tax effect of temporary differences and tax loss carry forwards that give rise to significant components of deferred tax assets and liabilities are as follows:

	2009	2008
Tax loss carry forwards	$11,368	$9,759
Other	(1,875)	(913)
Valuation allowance	(7,543)	(7,727)

	$1,950	$1,119

Deferred tax assets and liabilities are included in the consolidated balance sheet as follows:

	2009	2008
Deferred tax assets	$3,317	$2,149
Deferred tax liabilities	(1,367)	(1,030)

Net deferred tax assets	$1,950	$1,119

In assessing the realizability of deferred tax assets, management considers whether it is probable that some portion or all of the future tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible or before the tax loss carryforwards expire. Management considers the future reversals of existing temporary differences, projected future taxable income, taxable income in prior years and tax planning strategies in making this assessment. Management believes it is probable that the Group will realize the benefits of these future income tax assets, net of the valuation allowances.
At December 31, 2009, the Group had estimated accumulated non-capital losses which expire in the following countries as follows:

Country	Amount		Expiration dates
Austria	$10,463		Indefinite
India	2,116		2010-2017
India	434		Indefinite
Slovakia	1,671		2010-2016
China	561		2012-2014
Germany	97		Indefinite
U.S.A.	21,174	*	2010-2029

*	Management believes that it is likely that the Group will not realize the benefit of these U.S. deferred income tax assets. Accordingly, the deferred tax assets have been fully provided for.
MFC does not recognize any deferred tax liabilities with respect to the temporary differences associated with investments in subsidiaries and interests in joint ventures or disclose the aggregate amount of such temporary differences because, under the income tax laws of Barbados, there is no capital gain tax on the disposition of investments in subsidiaries and interests in joint ventures.
Note 15. Equity method investments

	2009	2008
Joint ventures in China	$3,865	$5,226
Limited partnership in Germany	205	195
A corporation in Germany (24.9% owned)	4	—

	$4,074	$5,421

The following table presents the book values of the assets and liabilities related to the Group’s interest in the joint ventures as of December 31, 2009 and 2008, respectively:

	2009	2008
Current assets	$1,581	$1,537
Long-term assets	3,791	4,602

	5,372	6,139
Liabilities	(1,507)	(913)

	$3,865	$5,226

In respect of its interests in the joint ventures, the Group recognized assets (primarily medical equipment) under joint ventures with an amount of $3,865 and $5,226, respectively, as of December 31, 2009 and 2008, which were financed by its own funds. The Group’s proportionate share of revenues and expenses from the joint ventures were $12,293 and $7,488 in 2009, and $12,050 and $6,892, respectively, in 2008. The equity income from the joint ventures was $3,624 and $4,260, respectively, in 2009 and 2008. The Group did not receive any fees to manage the joint ventures in 2009 and 2008.
As at December 31, 2009, the Group has not incurred any contingent liabilities or capital commitments in relation to its interests in joint ventures, by the Group itself, or through the joint venturers or the joint ventures.
During 2008, the Group acquired a 90% partnership interest in a Germany limited partnership which is accounted for by the equity method. The Group recognized equity income (loss) of $(5) in 2009 and $3 in 2008. The summarized financial information of the limited partnership is as follows:

Aggregated amounts of	2009	2008
Assets	$205	$195
Liabilities	—	—
Revenues	(2)	11
Profit or loss	(4)	10
Note 16. Current financial liabilities
Generally, these current liabilities are repayable within a year.
Short-term bank loans

	2009	2008
Short-term bank loans	$108,053	$47,763
Structured trade finance	32,963	17,304

	$141,016	$65,067

As at December 31, 2009, the Group had credit facilities aggregating $390,498 for its commodities activities as follows:
Short-term bank loans are used to finance the Group’s day-to-day business, primarily trade financing and activities in commodities. As at December 31, 2009, the Group had credit facilities aggregating $219,549 from banks. The banks generally charge an interest rate at inter-bank rate plus an interest margin. The facilities are renewable on a yearly basis. The Group also has credit facilities aggregating $49,120 from banks for structured trade finance (“STF”), a special trade financing. The margin is negotiable when the facility is used.
In addition, the Group has a non-recourse factoring arrangement with a bank up to a credit limit of $121,829 for the Group’s commodities activities. Generally, the Group factors its trade receivable accounts upon invoicing, at inter-bank rate plus a margin. The factoring facility is renewable on a yearly basis.

Note 17. Trade and other payables and accrued expenses

	2009	2008
Trade payables (of which $1,951 and $2,939 were due to affiliates in 2009 and 2008, respectively)	$19,876	$28,286
Interest (of which $43 and $nil were due to affiliates in 2009 and 2008, respectively)	137	94
Compensation	1,209	1,492
Due to affiliates	1,469	—
VAT and other taxes	1,824	2,044
Holding loss on derivatives	730	884
Balance payment for repurchase of common shares	1,000	—
Credit balance in customer accounts	8,833	—
Sales of securities	2,157	—
Other payables and accruals	8,479	6,240

	$45,714	$39,040

The trade payables arise from the Group’s day-to-day trading activities. The terms with affiliates in the normal course of the Group’s activities are no different from third parties. The Group’s expenses for services, consulting and other operational expenses are included in other payables. Generally, these payable and accrual accounts do not bear interest and they have a maturity of less than a year.
Note 18. Accrued dividend on preferred shares
The Group accrued dividends of $nil and $9,265 as at December 31, 2009 and 2008, respectively, on MFC Preferred Shares. Pursuant to the corporate laws in Barbados, MFC is allowed to pay the dividend on the preferred shares in either in-kind or cash. In 2009, MFC settled all of the accrued dividend amount by way of the issuance of a payment-in-kind note with a term of 24 months (see Note 22).
Note 19. Provisions
The provisions comprised loss contracts and warranty and their movements in 2009 and 2008 are as follows:

2009	Loss contracts	Warranty	Total
Opening balance	$418	$69	$487
Additions	764	96	860
Paid and payable	(139)	—	(139)
Reversal	(278)	—	(278)
Currency translation adjustment	24	5	29

Ending balance	$789	$170	$959

2008	Loss contracts	Warranty	Total
Opening balance	$—	$—	$—
Additions through acquisitions	—	263	263
Additions	439	—	439
Reversal	—	(167)	(167)
Currency translation adjustment	(21)	(27)	(48)

Ending balance	$418	$69	$487

Note 20. Long-term debt

	2009	2008
Convertible bonds, $4,000 and $5,000 at December 31, 2009 and 2008, respectively, interest fixed at 4.5% per annum (effective interest rate at 8.36%) and payable semi-annually, unsecured, and due in July 2015 or an earlier date. The bonds are convertible into MFC Class A common shares at a conversion price which is the base conversion price increased by 5% on the anniversary of the indenture.	$3,317	$4,029
Due to a bank, €nil and €840 at December 31, 2009 and 2008, respectively, on an EURIBOR one month basis plus an interest margin (4.29% at December 31, 2008) and payable quarterly, unsecured and due in October 2009.	—	1,169
Due to a bank, €14,350 at December 31, 2009 and 2008, respectively, interest fixed at Austria’s Oesterreichische Kontrollbank Aktiengesellschaft (“OeKB”) financing rate of 3.7% per annum and payable quarterly, secured by a guarantee of the Republic of Austria and due in January 2012.	20,568	19,975
Due to a bank, €1,150 at December 31, 2008, interest fixed at 6.0% per annum and due in December 2009.	—	1,601
Due to a bank, €1,010 at both December 31, 2009 and 2008, interest fixed at 4.05% per annum and payable quarterly, secured by a charge on land and due in March 2010. The debt was carried at its accreted value of €931 and €568 at December 31, 2009 and 2008, respectively.	1,335	790
Due to a bank, €5,000 at December 31, 2009, interest at interbank rate plus an interest margin (2.4% at December 31, 2009) and payable quarterly and due in 2010 to 2012.	7,166	—
Due to a bank, €3,000 at December 31, 2009, interest at interbank rate plus an interest margin (1.8% at December 31, 2009) and payable monthly and due in December 2012.	4,300	—
Due to a bank, €6,000 at December 31, 2009, interest at OeKB financing rate plus an interest margin (2.3% at December 31, 2009) and payable quarterly, secured by a guarantee of the Republic of Austria and due in 2010 to 2014 in five equal installments.	8,600	—
Due to a bank, €151 at December 31, 2009, interest fixed at 5.0% per annum and payable monthly, secured by a charge on land and due in June 2010.	216	—
Due to a bank, €20,000 at both December 31, 2009 and 2008, interest fixed at OeKB’s financing rates between 1.95% and 4.9% per annum and payable quarterly, secured by a guarantee of the Republic of Austria and due in 2010 to 2013.	28,666	27,840

	74,168	55,404
Less: current portion	(16,071)	(2,770)

	$58,097	$52,634

As at December 31, 2009, the maturities of debt are as follows:

Maturity	Principal	Interest*
2010	$16,071	$2,242
2011	4,386	2,062
2012	29,755	1,256
2013	18,919	783
2014	1,720	210
Thereafter	3,317	90

	$74,168	$6,643

*	Undiscounted.
There were no borrowing costs capitalized during 2009 and 2008.

Note 21. Long-term financial liabilities
In November 2006, Redas Tracking Corp. (“RTC”, a wholly-owned subsidiary of MFC) as the issuer, MFC as the guarantor and Terra Nova as the beneficiary entered into a Tracking Stock Agreement. RTC has agreed to make available to Terra Nova its commercial interest in certain common shares of a Germany company (Note 9) for a consideration of $9,357, which is shown as a long-term financial liability in MFC’s consolidated balance sheet. MFC has agreed to guarantee RTC’s performance obligations under the Tracking Stock Agreement. The Tracking Stock Agreement terminates only upon the occurrence of a termination event as defined in the Tracking Stock Agreement. At such time, the Tracking Stock Agreement will be automatically terminated upon payment of the tracking stock participation related to the respective termination event and any other unpaid monies, in accordance with the terms and conditions of the Tracking Stock Agreement.
Note 22. Long-term liabilities: Due to prior owner and former subsidiaries
Amounts due to prior owner and former subsidiaries include the MFC Preferred Shares which pursuant to IAS 32 were classified as liabilities and amounts due to former subsidiaries as follows:

	2009	2008
Preferred shares consist of the following
MFC preferred shares	$—	$83,667
Offset of amount owed by the prior owner	—	(30,214)

Net	—	53,453
Due to former subsidiaries	—	18,053

Total	$—	$71,506

The MFC Preferred Shares were created in connection with the Spin-off of MFC from Terra Nova in 2006.
The preferred shares of MFC were issuable in series, non-voting, non-transferable and, subject to the laws of Barbados, paid an annual dividend of 4.4367%, commencing December 31, 2007. MFC was allowed to pay the dividend on the preferred shares in either in-kind or cash.
Pursuant to the loan agreement and pledge agreement, Terra Nova had an inter-corporate indebtedness due to MFC of Cdn$37,000 as at December 31, 2006, as evidenced and secured by a promissory note. The promissory note bore interest at 4.4367% per annum, with the first annual interest payment to be made on December 31, 2007. Under the pledge agreement, Terra Nova pledged all of its MFC Preferred Shares to MFC as continuing security for the due payment of the promissory note.
December 31, 2008, MFC owed $18,053 to two entities which were indirect wholly-owned subsidiaries of MFC until December 2008 when MFC sold its common shares in the immediate parent company of these two entities to a third party. The prior owner held the preferred shares in the aforesaid parent company of the former subsidiaries at December 31, 2008.
On May 12, 2009, MFC entered into and completed an agreement with the prior owner to acquire the preferred shares of MFC and of the parent company of the former subsidiaries for a net consideration of Cdn$12,284, which represented the gross settlement amount of Cdn$49,284 offset by the indebtedness of Cdn$37,000 owed by the prior owner to MFC. The payment of the Cdn$12,284 was settled as follows: (a) Cdn$2,762 being satisfied by MFC transferring to the prior owner 262,734 of Terra Nova common shares (of which 114,292 of Terra Nova common shares were acquired from an affiliate for $920); (b) Cdn$1,710 and Cdn$5,522 being satisfied by way of cash payment by MFC to Terra Nova on May 12, 2009 and in July 2009, respectively; (c) Cdn$1,750 being satisfied by way of issuance by MFC to the prior owner of a promissory note having a principal amount of Cdn$1,750 (equivalent to $1,672 at exchange rate prevailing on December 31, 2009); and (d) Cdn$540 being satisfied by setting-off accrued and unpaid interest on indebtedness owed by the prior owner. MFC also settled Cdn$11,346 in respect of the accrued dividends on the preferred shares of MFC by way of the issuance of a promissory note having a principal amount of Cdn$11,346. Both promissory notes have a term of 24 months and an interest rate of 4% per annum payable annually in cash. The notes are repayable at the option of MFC by the issuance of common shares of MFC based on the number of common shares of MFC equaling the amount being repaid divided by the 30-day volume weighted average trading price for MFC’s common shares. The promissory notes can be repaid or be redeemed at any time in cash at the option of MFC.

Note 23. Share capital
Pursuant to its Articles, Mass Financial Corp. is authorized to issue: (i) an unlimited number of Class A Common Shares; (ii) an unlimited number of Class A Redeemable Preferred Shares; and (iii) an unlimited number of Class B Preferred Shares, issuable in series. The Barbados Companies Act states that shares in a company are to be without nominal or par value.
The net common stock comprised the following:

	2009		2008
	Number		Number
	of shares	Amount	of shares	Amount
Shares issued	26,107,401	$76,296	$24,528,642	$51,239
Shares held by subsidiaries	(4,461,187)	(30,164)	(5,889,421)	(33,149)

Shares issued and outstanding	21,646,214	$46,132	$18,639,221	$18,090

Pursuant to the corporate laws of Barbados, the Company is allowed to pay dividends in either in-kind or cash.
On December 28, 2009, the Board of Directors approved and declared dividend. The stock dividend was one share for every 11 shares held, resulting in 2,075,132 Class A common shares being issued with an aggregated value of 20,001.
Shareholder rights plan agreement
At the shareholders’ meeting held on December 28, 2009, shareholders also approved the a shareholder rights plan agreement dated May 13, 2008 between MFC and a corporate trust company as the rights agent. Pursuant to a rights plan, the board of directors of the Company authorized and declared a distribution of one right in respect of each common share outstanding at the close of business on July 2, 2006 and authorized the issuance of one right in respect of each common share issued after the record time and prior to the earlier of the separation time and the expiration time. Each right entitles the holder, after the separation time but before expiration time, to purchase securities of MFC pursuant to the terms and condition set forth in the shareholder rights plan agreement. The expiration time is the date of termination of the 2025 annual meeting of shareholders of MFC, or earlier if one of the events (as defined in the shareholder rights plan agreement) occurs.
Subscription right agreement
Pursuant to a subscription right agreement in July 2006 and amended in May 2008, MFC granted a subscription right to the Mass Employees Incentive Corporation (“MEIC”) to subscribe, subject to certain exceptions, for up to 20% of any new issue of common shares.
Note 24. Consolidated statement of operations
Revenues
The majority portions of the revenues are derived from sales of commodities and properties. The remaining portions are derived from the provision of consulting and financial services and net realized and unrealized gains/losses on the securities.
The Group’s total revenues comprised:

	2009	2008
Commodities	$191,238	$294,404
Trade and financial services	113,889	229,410
Debt settlements	15,335	—
Interest and dividend	14,418	19,443
Extinguishment of preferred share liability	49,142	—
Securities and investment properties	10,162	37,863
Equity income	3,619	4,263
Other income	8,557	13,425

Total revenues	$406,405	$598,808

The Group’s revenues included the following items:

	2009	2008
Interest income	$12,274	$17,742
Dividend income	2,144	1,701
Gains (loss) on securities at fair value through profit or loss*	4,031	(4,343)
Realized gain on available-for-sale securities	(2,099)	45
Gains on sales of subsidiaries and an equity method investee	2,576	867
Holding gains on advance sales of securities	214	—
Fair value gain on derivatives	458	2,635
Market value adjustment on commodities	7,151	—

*	including a holding gain (loss) on change in fair value of securities of $9,823 and $(5,601), respectively in 2009 and 2008.
Expenses
The Group included the following items in its cost of sales:

	2009	2008
Inventories as costs of goods sold	$175,774	$473,146
Write-down of inventories	278	439
Write-down of available-for-sale securities	429	—
Impairment losses on loans and receivables	907	6,593
Additional information on the nature of expenses

	2009	2008
Depreciation and amortization	$1,231	$596
Employee benefits expenses	11,661	12,459
Note 25. Income taxes

	2009	2008
Current income tax
Current year	$(725)	$(444)
Adjustments in respect of current income tax of previous periods	194	386

	$(531)	$(58)

Deferred income tax
Current year	$155	$(424)
Adjustment in respect of change in taxation rates	(19)	(129)
Adjustments in respect of deferred income tax of previous periods	—	(236)
Adjustments in respect of tax losses previously unrecognized	438	2,041
Adjustments in respect of reversal of deferred tax asset previously written down	—	78

	$574	$1,330

Recovery of income taxes	$43	$1,272

MFC is a company organized under the laws of Barbados and is licensed as an “international business company” under the Barbados International Business Companies Act, 1991 (as amended). As an international business company MFC is subject to Barbados income tax at regressive rates ranging from 2.5% to 1%; such rates being 2.5% on all profits and gains up to Barbados dollars (“Bds”) $10,000, 2% on all profits and gains exceeding Bds$10,000 but not exceeding Bds$20,000, 1.5% on all profits and gains exceeding Bds$20,000 but not exceeding Bds$30,000 and 1% on all profits and gains in excess of Bds$30,000. Barbados does not levy any form of tax on capital gains, nor does it subject MFC to tax on earnings of foreign corporations in which MFC has an equity interest. As at December 31, 2009, Bds$2 approximated $1.

A reconciliation of the provision for income taxes calculated at applicable statutory rates in Barbados to the provision in the consolidated statements of operations is as follows:

	2009	2008
Profits before income taxes	$75,375	$25,340

Computed provision for income taxes at statutory rates	$(1,884)	$(633)
(Increase) decrease in taxes resulting from:
Statutory tax rate differences	(1,517)	89
Non-taxable income	1,952	403
Non-deductible expense	(364)	(1,059)
Permanent differences: capital gains	2,054	178
Change in valuation allowance	(36)	(137)
Change in future tax rates	(19)	(128)
Income relating to non-business combination acquisitions	—	868
Adjustment in respect of previous years	61	151
Utilization of previously recognized tax losses	438	2,041
Other, net	(642)	(501)

Recovery of income taxes	$43	$1,272

Consisting of:
Current taxes	$(531)	$(58)
Deferred taxes	574	1,330

	$43	$1,272

The aggregate current and deferred tax relating to items that are charged (credited) to equity was $68 charge and ($121), respectively, in 2009 and 2008.
Note 26. Earnings per share
Earnings per share data for years ended December 31 is summarized as follows:

	2009	2008
Profit attributable to shareholders of Class A common share	$75,179	$23,288
Effect of dilutive securities: Interest on convertible bonds	652	165

Diluted earnings	$75,831	$23,453

	Number of shares
	2009	2008
Weighted average number of common shares outstanding — basic	20,353,302	19,468,454
Effect of dilutive securities:
Convertible bonds and payment-in-kind notes	7,736,348	6,509,004

Weighted average number of common shares outstanding — diluted	28,089,650	25,977,458

As explained in Note 23, the Company declared a stock dividend on December 29, 2009. As a result, the earnings per shares for prior periods have been recomputed to reflect the effect of the stock dividend so that the comparison can be performed on a consistent basis.
Note 27. Consolidated statement of cash flows
The consolidated statement of cash flows is prepared in accordance with IAS 7, Cash Flow Statements.
Supplemental disclosure with respect to consolidated statements of cash flows
Income and expenses paid on a cash basis during 2009 and 2008 are as follows:

	2009	2008
Interest income	$8,711	$14,128
Dividend income	1,307	21
Interest expense	(5,799)	(11,714)
Income taxes	(731)	(445)

In addition to nonmonetary transactions that are disclosed elsewhere in the consolidated financial statements, the Group had the following significant nonmonetary transactions:
Nonmonetary transactions in 2009: MFC issued 100,000 Class A Common Shares and paid $1,000 cash in exchange for 1,190,476 Class A Common Shares which were previously issued from the conversion of $1,000 (face value) convertible bonds.
Nonmonetary transactions in 2008: (1) the Group received shares in an affiliate from the former parent company with a fair value of $1,647; (2) the Group converted its loans totaling $23,967 to equity in an affiliate; (3) the Group issued its common shares valued at $10,367 to acquire certain assets and liabilities of a non-wholly-owned subsidiary, resulting in an accounting gain of $2,982 (see Note 2); (4) available-for-sale security with carrying value of $1,425 was reclassified from short-term to long-term.
Note 28. Related party transactions
In the normal course of its operations, the Group enters into transactions with related parties which include affiliates which the Group has a significant equity interest (10% or more) in the affiliates or which has the ability to influence the affiliates’ or the Company’s operating and financing policies through significant shareholding, representation on the board of directors, corporate charter and/or bylaws. In the normal course of business, the Group enters into sales, service and financing transactions with these related parties. All transactions with related parties are conducted on the same commercial terms that are normally conducted with unrelated third parties.
In addition to transactions disclosed elsewhere in these consolidated financial statements, the Group had the following transactions with affiliates:

Year ended December 31,	2009	2008
Sales of goods	$2,717	$408
Interest income	814	726
Fee income	7,054	8,436
Dividend income	768	1,647
Gain on derivatives	400	—
Purchases of goods	13,745	71,578
Dividend on preferred shares classified as liabilities	—	3,744
General and administrative fee expense	50	160
Interest expense	310	—
Other transaction in 2009: In December 2009, MFC exercised its right to deliver 1,203,627 Class A Common Shares to the prior owner for the settlement of the liability of Cdn$11,346.
Other transactions in 2008: (1) MFC issued 1,800,000 Class A common shares to an affiliate for $11,700 in cash. The 1,800,000 Class A common shares in MFC were subsequently acquired by another affiliate for $11,700 in cash. As a result of the acquisition and consolidation of the latter affiliate, these 1,800,000 Class A common shares were, for accounting and financial reporting purposes, reacquired for an allocated cost of $6,568 based on the relative fair values and are classified as treasury stock in the equity section as a deduction to common stock; (2) the Group also acquired a majority equity interest in an affiliate and subsequently, pursuant to the asset purchase agreement, acquired all the assets and liabilities of the affiliate (see Note 2).
Key management personnel
The remuneration of key management personnel of the Group was as follows:

Year ended December 31,	2009	2008
Short-term employee benefits	$639	$609
Post-employment benefits	—	—
Other long term benefits	—	—
Termination benefits	—	—
Share-based payments	—	—
Key management personnel comprise the members of the Board of Directors. MFC did not pay director fees to its directors in 2009 and 2008.

Note 29. Commitments and contingencies
Future minimum commitments under long-term non-cancellable leases are as follows:

Year	Amount
2010	$1,151
2011	1,015
2012	683
2013	343
2014	331
Thereafter	344

$3,867

Rent expense was $1,575 and $1,123 for the years ended December 31, 2009 and 2008, respectively.
Litigation
The Company and its subsidiaries are subject to litigation in the normal course of business. Management considers the aggregate liability which may result from such litigation not material at December 31, 2009.
Guarantees
As at December 31, 2009, the Group had issued guarantees up to a maximum of $45,072 to its trading and financing partners in the normal course of its commodities activities. As of December 31, 2009, $4,610 has been used and outstanding and has not been recorded as liabilities in the consolidated balance sheet. There has been no claim against the guarantees.
Commitment
The Group has granted a credit facility up to $20,000 to an affiliate, of which $15,195 had been drawn and outstanding as at December 31, 2009 (see Note 5). The credit facility is to expire in December 2010 and may be extended for one additional term of up to six months at the option of the Group.
As at December 31, 2009, the Group had open purchase contracts aggregating $5,372 with respect to its commodities activities.

Note 30. Financial instruments
The fair value of financial instruments at December 31 is summarized as follows:

	2009		2008
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value
Financial Assets
At fair value through profit or loss:
Cash and cash equivalents, including restricted cash	$332,020	$332,020	$217,676	$217,676
Short-term securities	14,379	14,379	4,493	4,493
Derivative assets	771	771		—
Loans and receivables:
Loans	111	111	1,357	1,357
Current receivables*	19,007	19,007	30,315	30,315
Non-current receivables	—	—	286	286
Available-for-sale securities that have a quoted market price in an active market:
Short-term securities	2,817	2,817	—	—
Long-term securities	5,880	5,880	9,150	9,150
Held-to-maturity:
Long-term restricted cash	29	29	28	28
Restricted stock:
Long-term securities	9,357	9,357	9,357	9,357

Total	$384,371	$384,371	$272,662	$272,662

Financial Liabilities
At fair value through profit or loss:
Derivative liabilities	$730	$730	$884	$884
Other financial liabilities:
Current financial liabilities	141,016	141,016	65,067	65,067
Payables and accrued expenses*	43,160	43,160	45,377	45,377
Debt (including note payable)	75,840	75,727	55,404	54,398
Long-term financial liabilities	9,357	9,357	9,357	9,357
Due to prior owner and former subsidiaries	—	—	71,506	10,000
Long-term liabilities, other	25,829	25,829	91	91

Total	$295,932	$295,819	$247,686	$185,174

*	not including derivative financial instruments.
Fair value is defined in terms of a price agreed to by a willing buyer and a willing seller in an arm’s length transaction. Therefore, fair value is not the amount that an entity would receive or pay in a forced transaction, involuntary liquidation or distress sale. Fair value reflects the credit quality of the instrument. A financial instrument is regarded as quoted in an active market if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis. The existence of published price quotations in an active market is the best evidence of fair value and when they exist, they are used to measure the financial asset or financial liability. If the market for a financial instrument is not active, an entity establishes fair value by using a valuation technique. The chosen valuation technique makes maximum use of inputs observed from markets, and relies as little as possible on inputs generated by the entity. Entity-generated inputs take into account factors that market participants would consider when pricing the financial instruments at the balance sheet date, such as liquidity and credit risks. Use of judgment is significantly involved in estimating fair value of financial instruments in inactive markets and actual results could materially differ from the estimates.
The fair value of cash and cash equivalents is based on reported market value. The fair values of listed investments are based on quoted market prices (Level 1 fair value hierarchy). The unlisted securities are based on their estimated net realizable values. The fair values of current receivables, financial liabilities and payables and accrued expenses, due to their short-term nature and normal trade credit terms, approximate their carrying values. The fair values of non-current receivables, long-term debt and long-term financial liabilities are determined using discounted cash flows at prevailing market rates of interest for a similar instrument with a similar credit rating. The fair values of the derivative financial instruments are based on the quotes from dealers and brokers and reviewed and confirmed by management of the Company using readily observable market input, such as forward rates (Level 2 fair value hierarchy). Restricted stock is not considered to be quoted in an active market and their carrying amounts are deemed to be their fair values. The long-term financial liability and the long-term restricted securities offset each other. The fair value of liabilities due to prior owner and former subsidiaries at December 31, 2008 approximated their value settled in May 2009.

The following table presents the financial instruments measured at fair value classified by the fair value hierarchy as at December 31, 2009. In its basis for conclusions, the IASB makes clear that this hierarchy has relevance only for disclosures, not measurement, and there is no link between the fair value measurement hierarchy in IAS 39 and the disclosures required by IFRS 7.

	Level 1	Level 2	Total
Financial Assets
Held-for-trading:
Short-term securities	$14,379	$—	$14,379
Derivative assets	—	771	771
Available-for-sale:
Short-term securities	2,817	—	2,817
Long-term securities	5,880	—	5,880

Total	$23,076	$771	$23,847

Financial Liabilities
Held-for-trading:
Derivative liabilities	$—	$730	$730

There was no transfer between levels of fair value hierarchy in 2009. There was no financial instrument whose fair value was measured by Level 3 fair value hierarchy.
Generally, management of the Group believes that the current financial assets and financial liabilities, due to their short-term nature, do not pose significant financial risks. The Group uses various financial instruments to manage its exposure to various financial risks. The policies for controlling the risks associated with financial instruments include, but are not limited to, standardized company procedures and policies on matters such as hedging of risk exposures, avoidance of undue concentration of risk and requirements for collateral (including letters of credit) to mitigate credit risk.
Many of the Group’s strategies, including the use of derivative instruments and the types of derivative instruments selected by the Group, are based on historical trading patterns and correlations and the Group’s management’s expectations of future events. However, these strategies may not be fully effective in all market environments or against all types of risks. Unexpected market developments may affect the Group’s risk management strategies during this time, and unanticipated developments could impact the Group’s risk management strategies in the future. If any of the variety of instruments and strategies the Group utilizes are not effective, the Group may incur losses.
The nature of the risk that the Group’s financial instruments are subject to is set out in the following table:

Risks
Market risks
Financial instrument	Credit	Liquidity	Currency	Interest rate	Other price
Cash and cash equivalents, including restricted cash	☐		☐	☐
Securities			☐	☐	☐
Derivative assets	☐	☐	☐		☐
Loans and receivables	☐		☐	☐
Long-term restricted cash	☐
Financial liabilities		☐	☐
Derivative liabilities		☐	☐
Payables and accrued expenses		☐	☐
Long-term debt			☐	☐
Due to prior owner and former subsidiaries			☐	☐
Long-term liabilities, other				☐

Interest rate risk
Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates. Short-term financial assets and financial liabilities are generally not exposed to interest rate risk, because of their short-term nature. The majority of the Group’s long-term debt is not exposed to interest rate cash flow risk as the interest rate has been fixed, though they are exposed to interest rate price risk.
Sensitivity analysis:
At December 31, 2009, if benchmark interest rates (such as LIBOR and prime rates) at that date had been 100 basis points (1.00% per annum) lower with all other variables held constant, profit after taxes for the year would have been $475 higher. Conversely, if benchmark interest rates at that date had been 100 basis points (1.00% per annum) higher with all other variables held constant, profit after taxes for the year would have been $475 lower. The reason for such change is primarily due to the net financial assets position subject to variable interest rates. There would have been no material impact on the Group’s other components of equity in either case.
Credit risk
Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. Financial instruments which potentially subject the Group to concentrations of credit risk consist of cash and cash equivalents, derivatives and loans and receivables. The Group regularly maintains cash balances in financial institutions in excess of insured limits. The Group has deposited the cash and cash equivalents with reputable financial institutions with high credit ratings, from which management believes the risk of loss to be remote. The Group has trade receivables from various entities including customers and affiliates. Management does not believe that any single customer or geographic region represents a significant credit risk. Credit risk concentration with respect to trade receivables is limited due to the Group’s large and diversified customer base. Credit risk from trade receivables is remote since the customers generally have high credit quality and/or provide letters of credit, bank guarantees, credit insurance and other credit enhancements. The credit ratings are performed by the Group internally. Generally, the trade receivables are factored under a non-recourse financing agreement with a bank upon invoicing.
The standard credit period for trade receivables is between 14 -175 days, depending on product type, sale market and export country.
The Group had a one loan outstanding as at December 31, 2009. The Group from time to time makes loans to affiliates or third parties as part of the Group’s propriety investments. Due to the nature of the propriety investments which involve a great deal of work to analyze and monitor a company’s business and financial information, management does not believe that any single borrower represents a significant credit risk.
The maximum credit risk exposure as at December 31, 2009 is computed as follows:

Amounts recognized on the consolidated balance sheet
Cash and cash equivalents, including restricted cash	$332,020
Available-for-sale, debt security	2,817
Held-to-maturity, long-term restricted cash	29
Derivative assets	771
Loans and receivables	19,118

354,755
Amount of credit facility committed but not drawn (Note 29)	4,805
Guarantees (Note 29)	4,610

Maximum credit risk exposure	$364,170

As at December 31, 2009, the Group had issued guarantees up to a maximum of $45,072 to its trading and financing partners in the normal course of its commodities activities. As of December 31, 2009, $4,610 has been used and outstanding and has not been recorded as liabilities in the consolidated balance sheet. There has been no claim against the guarantees. In the past five years, no claim has been made against the guarantees issued by the Group. Typically, these guarantees are issued on behalf of the Group’s trading and financing partners and, in case of non-performance by a trading or financing partner and a claim is made against the Group, the Group can make the claim against the defaulting trading or financing partner to recover the loss.

Currency risk
Currency risk is the risk that the value of a financial instrument will fluctuate due to changes in foreign exchange rates. Currency risk does not arise from financial instruments that are non-monetary items or from financial instruments denominated in the functional currency. The Group operates internationally and is exposed to risks from changes in foreign currency rates, particularly Euros and U.S. dollars. In order to reduce the Group’s exposure to foreign currency risk, the Group may use foreign currency forward contracts and options to protect its financial position. As at December 31, 2009 and 2008, the Group had currency derivative financial instruments with aggregate notional amounts of $847 and $40,883, respectively, and a net unrealized fair value loss of $83 and $884, respectively.
Sensitivity analysis
The major trading currencies of the Group are U.S. dollars and Euros, and to a lesser extent, Chinese yuans.
At December 31, 2009, if the U.S. dollar had weakened 10% against the local functional currencies with all other variables held constant, profit after taxes for the year would have been $27 higher. Conversely, if the U.S. dollar had strengthened 10% against the local functional currencies with all other variables held constant, profit after taxes would have been $179 higher. Both changes were immaterial. There would have been no material impact on other components of equity in either case.
At December 31, 2009, if the Euro had weakened 10% against the local functional currencies with all other variables held constant, profit after taxes for the year would have been $748 lower. Conversely, if the Euro had strengthened 10% against the local functional currencies with all other variables held constant, profit after taxes would have been $724 higher. The reason for such change is primarily due to certain Euro-denominated financial assets held by entities whose functional currencies are not Euros. There would have been no impact on other components of equity in either case.
At December 31, 2009, if the Chinese yuan had weakened 10% against the local functional currencies with all other variables held constant, profit after taxes for the year would have been $682 lower. Conversely, if the Chinese yuan had strengthened 10% against the local functional currencies with all other variables held constant, profit after taxes would have been $682 higher. The reason for such change is primarily due to certain Chinese yuan-denominated financial assets held by entities whose functional currencies are not Chinese yuans. There would have been no material impact on other components of equity in either case.
Other price risk
Other price risk is the risk that the value of a financial instrument will fluctuate as a result of changes in market prices, whether those changes are caused by factors specific to the individual instrument or its issuer or factors affecting all instruments traded in the market. The Group’s other price risk includes equity price risk with respect to the Group’s investments in securities. The Group does not hold any asset-backed securities.
The Group buys and sells commodities future contracts on the London Metal Exchange. These contracts usually meet the conditions for fair value hedges as stipulated in IAS 39 and management concludes that these fair value hedges are highly effective in achieving offsetting changes in fair value attributable to the hedged risk, consistently with the originally documented risk management strategy for that particular hedging relationship. Accordingly, the Group does not have any material commodities price risk with respect to its commodities derivative contracts because any fair value change on the hedging instrument will be offset by the change in the carrying amount of the hedged item. As at December 31, 2009, the Group had London Metal Exchange derivative financial instruments with aggregate notional amounts of $3,170 and a net unrealized fair value gain of $125.
Sensitivity analysis:
At December 31, 2009, if the equity price in general had weakened 10% with all other variables held constant, profit after taxes for the year would have been $862 lower, and other components of equity would have been $805 lower. Conversely, if the equity price in general had strengthened 10% with all other variables held constant, profit after taxes would have been $862 higher, and other components of equity would have been $805 higher.

Liquidity risk
Liquidity risk is the risk that an entity will encounter difficulty in raising funds to meet commitments associated with financial instruments. The Group is not subject to material liquidity risks because of its strong cash balance and working capital position. The Group’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when they fall due, under both normal and stressed conditions, without incurring unacceptable losses. It is the Group’s policy to invest excess cash in highly liquid, diversified money market funds or bank deposits, for periods of less than three months.
Generally, trades payables are due within 60 days and other payables and accrued expenses are due within one year. Please also refer to Note 20 for debt maturity schedule.
As of December 31, 2009, the Group did not have significant purchase obligations (see Note 29).
Cash flow risk
Cash flow risk is the risk that future cash flows associated with a monetary financial instrument will fluctuate in amount. The Group is not exposed to material cash flow risk as the Group does not have significant long-term floating interest rate financial assets and financial liabilities.
Concentration risk
Management determines the concentration risk threshold amount as any single financial asset (or liability) exceeding 10% of the aggregate financial assets (or liabilities) in the Group’s consolidated balance sheet.
The Group regularly maintains cash balances in financial institutions in excess of insured limits. The Group has deposited the cash and cash equivalents with reputable financial institutions with high credit ratings, and management believes the risk of loss to be remote. At December 31, 2009, the Group had cash and cash equivalents aggregating $188,264, with a banking group in Austria and owed short-term bank loans of $45,320 and long-term debt of $30,099 to the same banking group.
Additional disclosures of income, expense, gains or losses relating to financial instruments
In addition to information disclosed elsewhere in these financial statements, the Group had significant items of income, expenses, and gains and losses resulting from financial assets and financial liabilities which were included in the result of operations as follows:

	2009	2008
Net gains on financial liabilities measured at amortized cost	$29	$55
Total interest income on financial assets not at fair value through profit or loss	9,593	11,119
Total interest expense on financial liabilities not at fair value through profit or loss	7,451	4,005
Total dividend expense on preferred shares classified as liabilities	—	3,744
Total dividend income on financial assets at fair value through profit or loss	78	54
Total dividend income on financial assets classified as available-for-sale	2,066	1,647
Fee income arising from financial assets that are not at fair value through profit or loss	1,076	—
Fee income arising from trust and other fiduciary activities that result in the holding or investing of assets on behalf of other person or entity	2	3
Note 31. Segment information
The Group has one principal business which is the merchant banking business whose principal activities focus on provision of financial services. This includes financial advisory services, proprietary investing and trading activities on an international basis which are facilitated by the Group’s subsidiaries. The Group seeks investments in many industries, emphasizing those business opportunities where the perceived intrinsic value is not properly recognized. The Group uses its financial and management expertise to add or unlock value within a relatively short time period. The Group also trades in commodities and properties, and provides trade financing. The business activities of the financial services and trading are integrated and interdependent as the Group deals with some of its major clients or customers in both financial services and trading activities. Services to these clients and customers share the use of the same pool of human and capital resources with respect to finance, accounting, general support and risk management.

The Group also has activities in medical equipment, instruments and supplies. The Group does not consider this business activity as a reportable segment as none of its revenue, profit or loss and assets, both individually and in aggregate, results in 10% or more of the combined revenue, profit or loss or assets.
The Company is incorporated in Barbados and maintains an executive office in Hong Kong SAR, China. The majority of merchant banking activities are conducted through its offices in Europe.
The following table presents revenues by geographic areas based upon the customers’ location:

	2009	2008
Africa	$20,727	$15,151
Asia	40,234	80,059
Europe	248,303	494,320
North America	97,141	9,278

	$406,405	$598,808

The Group did not earn any revenue in Barbados in 2009 and 2008. There were no revenue concentrations by customer in 2009 and 2008.
The following table presents non-current assets (other than financial instruments and deferred tax assets) by geographic area based upon the location of the assets:

	2009	2008
Asia	$1,524	$769
Europe	50,135	45,960
North America	748	334

	$52,407	$47,063

Note 32. Subsequent events
1.	In March 2010, convertible bonds with a face value of $900 were converted into 1,071,429 Class A common shares of MFC.
2.
In March 2010, MFC and the prior owner entered into: (i) an agreement whereby MFC agreed to offset its note payable of $1,672 plus accrued interest thereon against its receivables due from the prior owner; and (ii) agreements whereby MFC agreed to unwind MFC’s restricted securities (see Note 10) and the long-term financial liabilities (see Note 21). The transactions resulted in no gain or loss to both parties.

Note 33. Approval of consolidated financial statements
The consolidated financial statements were approved by the Board of Directors and authorized for issue on May 28, 2010.

APPENDIX C
2007 ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS OF MASS

RSM Hemmelrath GmbH Wirtschaftsprüfungsgesellschaft Steuerberatungsgesellschaft Maximilianstraße 35 80539 München Tel. (+49-89) 2 16 36-0 Fax (+49-89) 2 16 36-1 33
AUDITORS REPORT
To The Board of Directors and Shareholders
Mass Financial Corp., Barbados
We have audited the accompanying consolidated balance sheet of Mass Financial Corp., organized under the law of Barbados, with an address at Unit 803, Dina House, Ruttonjee Centre, Duddell Street, Central Hong Kong SAR, China, and Subsidiaries as of December 31, 2007 and the related consolidated statements of operations, changes in stockholders’ equity and cash flows for the year then ended and a summary of significant accounting policies and other explanatory notes. Hereupon we have rendered our Auditors Report, dated April 22, 2008.
These financial statements have been revised in Note 19. Share Capital by adding more detailed information.
Management is responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.
An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risk of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.
We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.
In our opinion, the consolidated financial statements give a true a fair view in all material respects, the financial position of Mass Financial Corp. and Subsidiaries as of December 31, 2007, and the results of their operations and their cash flows for the year then ended, in accordance with generally accepted International Financial Reporting Standards (IFRS) which include International Accounting Standards (IAS) and Interpretations adopted by the International Accounting Standards Board.
Munich, Germany
July 30, 2008
RSM Hemmelrath GmbH
Wirtschaftsprüfungsgesellschaft
Steuerberatungsgesellschaft

/s/ Zelger Wirtschaftsprüfer	/s/ Fischer Wirtschaftsprüfer

Report on compatibility with Canadian GAAS
Our independent audit report to the directors of Mass Financial Corp. (Mass) on the consolidated balance sheet of Mass as at December 31, 2007, and the related consolidated statements of operations, changes in stockholders’ equity and cash flows for the year then ended was prepared in accordance with International Standards on Auditing. There are no material differences in the form and content of this audit report as compared to an audit report prepared in accordance with Canadian Generally Accepted Auditing Standards (Canadian GAAS) and if this report was prepared in accordance with Canadian GAAS it would not contain a reservation.
MAZARS Hemmelrath GmbH *
Wirtschaftsprüfungsgesellschaft
Steuerberatungsgesellschaft

/s/ Zelger	/s/ Schäfer

Munich,	Germany
September 29, 2010

*	RSM Hemmelrath GmbH has been merged into MAZARS Hemmelrath GmbH

MASS FINANCIAL CORP.
CONSOLIDATED BALANCE SHEETS
December 31, 2007 and 2006
(U.S. Dollars in Thousands)

	Notes	2007	2006
ASSETS
Current Assets
Cash and cash equivalents		$183,903	$99,078
Securities	2	45,984	36,787
Loans	3	1,992	7,587
Trade and other receivables	4	37,053	28,587
Inventories	5	43,907	21,764
Real estate held for sale	6	—	597
Tax receivables	7	1,051	656
Prepaid and other		1,366	406

Total current assets		315,256	195,462

Non-current Assets Securities	8	5,989	3,403
Securities, restricted	9	9,357	9,357
Loans	3	11,869	—
Receivables	10	972	625
Property, plant and equipment	11	992	469
Goodwill	12	4,754	4,257
Deferred tax assets		368	318
Equity method investments	13	6,019	16,546

Total non-current assets		40,320	34,975

		$355,576	$230,437

LIABILITIES
Current Liabilities
Financial liabilities	14	$85,185	$53,000
Trade and other payables and accrued expenses	15	56,716	36,879
Income tax liabilities		1,423	1,201
Long-term debt, current portion	16	—	200

Total current liabilities		143,324	91,280

Long-term liabilities
Long-term debt, less current portion	16	28,068	4,710
Financial liabilities	17	9,357	9,357
Deferred tax liabilities		154	168
Liabilities, preferred shares	18	91,956	77,976

Total long-term liabilities		129,535	92,211

Total Liabilities		272,859	183,491

EQUITY
Shareholders’ equity
Common stock, net	19	2,591	2,591
Equity component of convertible debt	16	1,000	1,000
Other reserves		(11,592)	448
Retained earnings	20	89,584	41,092

Total shareholders’ equity		81,583	45,131
Minority interests		1,134	1,815

Total equity		82,717	46,946

		$355,576	$230,437

The accompanying notes are an integral part of these consolidated financial statements

MASS FINANCIAL CORP.
CONSOLIDATED STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2007 and 2006
(U.S. Dollars in Thousands, Except Per Share Amounts)

	Notes	2007	2006

Revenues from sales, services and other	21	$540,483	$440,660
Share of the results of associates and joint ventures		3,465	1,900

Total revenues		543,948	442,560

Expenses
Costs of sales		454,051	386,463
General and administrative		21,554	26,816
Interest		15,887	5,313
Other		2,880	769

		494,372	419,361

Operating profit		49,576	23,199

Other items
Currency transaction gain		2,212	1,278
Goodwill impairment	12	(1,930)	(9,231)

Profit before income taxes		49,858	15,246
Provision for income taxes	22	(824)	(857)

Profit after taxes		$49,034	$14,389

Attributable to:
Shareholders of Mass Financial Corp.		48,492	14,223
Minority interests		542	166

		$49,034	$14,389

Earnings per share	23
basic		$2.85	$0.93

diluted		$2.09	$0.80

Number of weighted average shares outstanding, basic		17,044,229	15,307,118

Number of weighted average shares outstanding, diluted		23,309,893	18,043,411

The accompanying notes are an integral part of these consolidated financial statements

MASS FINANCIAL CORP.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
For the Years Ended December 31, 2007 and 2006
(U.S. Dollars in Thousands)
(Unaudited)

		Shareholders’ equity
		Equity	Other reserves
		component		Available-
		of	Foreign	for-sale fair
	Common	convertible	exchange	value	Retained		Minority
	stock	debt	reserve	reserve	earnings	Total	interests	Total equity

As at December 31, 2005	$—	$—	$—	$—	$25,470	$25,470	$1,907	$27,377

Issuance of convertible bonds	—	1,000	—	—	—	1,000	—	1,000
Issuance of stock	2,591	—	—	—	—	2,591	—	2,591
Amount allocated to a subsidiary disposed of	—	—	—	—	1,056	1,056	—	1,056
Amount allocated to KHD upon deconsolidation	—	—	—	—	343	343	—	343
Net income	—	—	—	—	14,223	14,223	166	14,389
Exchange translation difference	—	—	448	—	—	448	(258)	190

As at December 31, 2006	2,591	1,000	448	—	41,092	45,131	1,815	$46,946

Acquisitions and dispositions of subsidiaries, net	—	—	—	—	—	—	(1,238)	(1,238)
Net income	—	—	—	—	48,492	48,492	542	49,034
Dividend from a non-wholly-owned subsidiary	—	—	—	—	—	—	(118)	(118)
Fair value losses taken to equity	—	—	—	(2,567)	—	(2,567)	—	(2,567)
Exchange translation difference	—	—	(9,473)	—	—	(9,473)	133	(9,340)

As at December 31, 2007	$2,591	$1,000	$(9,025)	$(2,567)	$89,584	$81,583	$1,134	$82,717

The accompanying notes are an integral part of these consolidated financial statements

MASS FINANCIAL CORP.
CONSOLIDATED STATEMENTS OF RECOGNIZED INCOME AND EXPENSE
For the Years Ended December 31, 2007 and 2006
(U.S. Dollars in Thousands)

	2007	2006

Net exchange translation differences	$(9,340)	$190
Losses on available-for-sale securities	(2,567)	—

Net income (loss) recognized directly in equity	(11,907)	190
Profit for the year	49,034	14,389

Total recognized income and expense for the year	$37,127	14,579

Attributable to:
Shareholders of Mass Financial Corp.	$36,452	$14,671
Minority interests	675	(92)

	$37,127	14,579

The accompanying notes are an integral part of these consolidated financial statements

MASS FINANCIAL CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2007 and 2006
(U.S. Dollars in Thousands)

	2007	2006

Cash flows from operating activities
Profit for the year	$49,034	$14,389
Adjustments for:
Amortization and depreciation	284	230
Gains on securities at fair value through profit or loss	(27,150)	(25,263)
(Gains) losses on long-term securities and subsidiaries	(7,534)	5,231
Bad debt expense	3,487	4,005
Goodwill impairment	1,930	9,231
Deferred income taxes	(432)	519
Changes in operating assets and liabilities, net of effects of acquisitions and dispositions
Short-term securities	3,255	3,633
Trade receivables	(12,392)	(2,673)
Receivables, other	6,518	(1,365)
Inventories	(19,872)	7,161
Real estate held for sale	597	(22)
Trade and other payables and accrued expenses	34,405	(12,517)
Financial liabilities, short-term trading loans	55,975	28,990
Prepaid and other	(928)	(4)
Other	(5,380)	(2,736)

Cash flows provided by operating activities	81,797	28,809

Cash flows from investing activities
Net decrease (increase) in loans	4,609	(3,695)
Sales of long-term securities, net	2,695	8,694
Purchases of property, plant and equipment, net	(754)	(64)
Purchases of subsidiaries, net of cash acquired	(8,336)	31,387
Distributions from joint ventures, net	3,696	2,305

Cash flows provided by investing activities	1,910	38,627

Cash flows from financing activities
Net decrease in amounts owed to depositors	(11,673)	(2,696)
Borrowings	2,690	6,275
Debt repayments	(234)	(1,500)
Issuance of common shares	—	2,591
Other	—	(67)

Cash flows (used in) provided by financing activities	(9,217)	4,603

Exchange rate effect on cash and cash equivalents	10,335	822

Increase in cash and cash equivalents	84,825	72,861
Cash and cash equivalents, beginning of period	99,078	26,217

Cash and cash equivalents, end of period	$183,903	$99,078

The accompanying notes are an integral part of these consolidated financial statements

MASS FINANCIAL CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2007
Note 1. The Company and summary of significant accounting policies
(a) Corporate information
On December 29, 2005, the board of directors of KHD Humboldt Wedag International Ltd. (“KHD”) publicly announced the realignment of its business to focus on the expansion of its industrial plant engineering and equipment supply business. In a corporate restructuring of KHD, its board approved the consolidation of its financial services business into Mass Financial Corp. (“MFC”, or the “Company”). MFC was incorporated in British Virgin Islands in 1997 and continued into Barbados in 2003.
As proposed and accomplished under a restructuring agreement dated December 29, 2005 between KHD and MFC, KHD’s merchant banking business, which includes commodities and natural resources trading and provision of financial services, was restructured in a series of internal corporate transactions. Subsidiaries of KHD which were involved or related to the merchant banking business were sold to MFC, with the exception of MFC Corporate Services AG (formerly MFC Merchant Bank S.A., “MFC Corporate Services”) and KHD’s royalty interest in an iron ore mine. Upon completion of the internal restructuring, MFC held the merchant banking business that KHD intended to distribute to its shareholders.
On January 31, 2006, KHD distributed to its shareholders all of its Class A common shares in MFC so that MFC became a separate company owned by the shareholders of KHD.
In November 2006, MFC, through its wholly-owned subsidiary, MFC Commodities GmbH (“MFCC”) in Vienna, Austria, purchased all of the shares of MFC Corporate Services from KHD.
(b) Nature of operations
The Company was a wholly-owned subsidiary of KHD until January 31, 2006 when KHD distributed to its shareholders all of its Class A common shares in the Company so that the Company became a separate company owned by the shareholders of KHD. In November 2006, the Company, through MFCC, purchased the entire equity interest in MFC Corporate Services from KHD. In April 2007, MFC exercised a put option to sell its 9.9% equity interest in MFC Corporate Services to KHD. In October 2007, the Company purchased the same 9.9% equity interest in MFC Corporate Services from an affiliate.
MFC and its subsidiaries (collectively, the “Group”) are in the merchant banking business and their principal activities focus on provision of financial services. This includes financial advisory services, proprietary investing and trading activities on an international basis which are facilitated by the Company’s trading subsidiaries. The Company seeks investments in many industries, emphasizing those business opportunities where the perceived intrinsic value is not properly recognized. The Group uses its financial and management expertise to add or unlock value within a relatively short time period. The Group also trades in commodities and natural resources, engages in logistics business and provides trade financing.
MFC operates its merchant banking business in a similar manner as previously conducted under KHD. The assets and operating interests which constituted the merchant banking business under KHD are and will be substantially similar to the assets and operating interests under MFC.
Since January 31, 2006, MFC is a legal business entity independent of KHD and its merchant banking business is conducted by management of MFC. As of December 31, 2007, KHD did not own any common shares or Class A common shares of MFC. As of December 31, 2007 and 2006, MFC owned a minor position (in terms of percentage) in the outstanding common shares of KHD. As of December 31, 2007, there is one common director between MFC and KHD. Management of MFC is of opinion that MFC does not control KHD nor is controlled by KHD. The two companies are considered as related parties under accounting rules.

The Group’s operations include trading of commodities and natural resources, principally for its own account. To a lesser extent, the Group also acts as a trading agent for clients. The commodities and natural resources trading, and the related logistic business and trade financing, are primarily conducted through its subsidiaries.
The Group’s commodities and natural resources trading activities often utilize innovative and sophisticated trading strategies and structures. The Group currently trades with commodity and other producers who are unable to effectively execute sales because of credit, insurance or currency issues affecting them or their principal customers. The Group is often able to facilitate purchases and sales of commodities with more efficient and effective execution than many producers and customers can do on their own. Commodity producers and end customers often work with the Group to better manage their internal supply, distribution risk, currency and capital requirements. In such trading activities, the Group tries to capture and realize various trading, financing and currency spreads. The trading activities have allowed the Group to develop ongoing relationships with commodity producers, end customers, trade financiers and insurers and integrate them into the Group’s financial services activities.
The Group has historically focused its trading activities in Europe, and in 2003 commenced trading activities with offices in China and India. The Group believes that the trade, finance and insurance infrastructure necessary to support the purchases and sales of commodities and natural resources in Central and Eastern Europe, China and India are not as developed as Western Europe and North America. The location of the Group’s trading professionals in Vienna permits the Group to effectively and efficiently pursue trading opportunities in Europe and Asia, in particular, to participate in trade flows.
The Group offers its clients financing services, financial advice and bridge financing through its financial services activities. The Group offers its services to corporations only.
The Group, through its regional office based in Shanghai, China and joint ventures, also markets medical equipment, instruments and supplies.
(c) Basis of preparation
The consolidated financial statements are prepared in accordance with the International Financial Reporting Standards (“IFRS”), which include International Accounting Standards (“IAS”) and Interpretations (“IFRIC”) adopted by the International Accounting Standards Board (the “IASB”). The presentation currency of the Group’s consolidated financial statements is United States (U.S.) dollars ($). Cdn$ means Canadian dollars and € means the official currency which is adopted by the majority of the member states of the European Union as their legal tender. All currency amounts in the consolidated financial statements are stated in thousands (except per share amounts).
The consolidated financial statements comprise the financial statements of the Company and its subsidiaries as at December 31 each year, using consistent accounting policies. Intragroup balances, transactions, income and expenses are eliminated in full.
Minority interests are presented in the consolidated balance sheet within equity, separately from the parent shareholders’ equity. Minority interests in the profit or loss of the Group are also separately disclosed under equity.
(d) First-time adoption of International Financial Reporting Standards in 2006
MFC adopted IFRS for the first time by an explicit and unreserved statement of compliance with IFRS for its business year beginning January 1 and ending December 31, 2006.
MFC elected to measure property, plant and equipment at the date of transition to IFRS at their fair values and use those fair values as their deemed costs at that time. MFC believed that the continuing book values of prior period represented the fair values.
According to IFRS 1, Presentation of Financial Statements, a first-time adopter needs not comply with the requirements under IAS 21, The Effects of Changes in Foreign Exchange Rates, for cumulative translation to IFRS. MFC adopted this exemption.
MFC believed that estimates under IFRS at the date of transition to IFRS was consistent with estimates made for the same date under previous generally accepted accounting principles (“GAAP”) applicable in Canada.

According to IFRS 1, MFC is required to explain how the transition from GAAP to IFRS affected its reported financial positions, financial performance and cash flows. MFC believed that the transition to IFRS did not affect its reported financial position, financial performance and cash flows, except for common shares of KHD held by the Group. Such KHD common shares were recorded at the lower of cost or market under Canadian GAAP while were marked to market under IAS 39. Accordingly, the Group’s shareholders’ equity under Canadian GAAP to its shareholders’ equity under IFRS for January 1, 2006 (date of transition to IFRS) and December 31, 2005 (end of latest period presented in the Group’s most recent annual financial statements under Canadian GAAP) is reconciled as follows:

Shareholders’ equity under Canadian GAAP	$0.1
Holding gain on KHD common shares held for trading recognized under IFRS	25,470.3

Shareholders’ equity under IFRS	$25,470.4

(e) Basis of presentation
Until January 31, 2006, MFC was a wholly-owned subsidiary of KHD and was included in KHD’s consolidated financial statements.
The Group presents current and non-current assets, and current and non-current liabilities, as separate classifications with reference to its operating cycle. The classification of income and expenses in the consolidated statement of operations is based on their function within the Group. Additional information on the balance sheet and statement of operations items is provided and explained in the notes to the consolidated financial statements.
Although the Company was separated from KHD on January 31, 2006 and became an independent company since then, the consolidated statement of operations in 2006 covered the period from January 1 to December 31, 2006. The Company incurred a loss of $342 in the month of January 2006.
(f) Effect of the application of new standards
In 2007, the Group adopted the following standards and interpretations to existing standards which are relevant to its operations:
IFRS 7, Financial Instruments: Disclosures, introduces new disclosures relating to financial instruments. The complementary amendment to IAS 1, Presentation of Financial Statements — Capital Disclosures, introduces disclosures about the level of an entity’s capital and how it manages capital. These standards do not have any impact on the classification and valuation of the Group’s financial instruments.
IFRIC 9, Reassessment of Embedded Derivatives, prohibits reassessment of any embedded derivatives contained in a contract since becoming a party to the contract unless there is a change in the terms of the host contract that significantly modifies the cash flows that otherwise would be required under the contract, in which case reassessment is required.
IFRIC 10, Interim Financial Reporting and Impairment, prohibits the impairment losses recognized in an interim period in respect of goodwill, investments in equity instruments and investments in financial assets carried at cost from being reversed at a subsequent balance sheet date.
There have been no changes to the accounting policies as a result of adoption of the above standards and interpretations.
The following standards and interpretations to existing standards, which are relevant to the Group’s operations, were published but are not yet effective in 2007:
IFRS 3, Business Combinations (effective for annual periods beginning on or after July 1, 2009), which replaces IFRS 3 (as issued in 2004), and the related amendment to IAS 27, Consolidated and Separate Financial Statements (effective for annual periods beginning on or after July 1, 2009), provide guidance for applying the acquisition method for business combinations. The Group will apply IFRS 3 and IAS 27 (as amended in 2008) from January 1, 2010 and will revise its accounting policy on business combinations accordingly.

IFRS 8, Operating Segments (effective for annual periods beginning on or after January 1, 2009), supersedes IAS 14, Segment Reporting, and requires the reporting of financial and descriptive information about an entity’s reportable segments on the basis of internal reports that are regularly reviewed by its management. The Group assessed the impact of IFRS 8 and concluded that the main additional disclosures will be an analysis of the Group’s revenue by products and services, and its non-current assets by geographical area. Early application is permitted and the Group applied IFRS 8 to its 2007 consolidated financial statements.
IAS 1, Presentation of Financial Statements (effective for annual periods beginning on or after January 1, 2009), replaces IAS 1 (as revised in 2003 and amended in 2005) and sets overall requirements for the presentation of financial statements, guidelines for their structure and minimum requirements for their content. The Group will apply IAS 1 from January 1, 2009.
IAS 23, Borrowing Costs (effective for annual periods beginning on or after January 1, 2009), supersedes IAS 23 (as revised in 1993) and requires the capitalization of borrowing costs relating to qualifying assets. The Group will apply IAS 23 from January 1, 2009 and it is not expected to have any significant impact on the results of the Group.
Amendments to IFRS 2, Share-based Payment — Vesting Conditions and Cancellations (effective for annual periods beginning on or after January 1, 2009), clarify the definition of vesting conditions and provide guidance on the accounting treatment of cancellations by parties other than the entity. The Group will apply the amendments to IFRS 2 from January 1, 2009 and it is not expected to have any significant impact on the results of the Group.
IFRIC 11, IFRS 2 — Group and Treasury Share Transactions (effective for annual periods beginning on or after March 1, 2007), addresses the accounting for share-based payment transactions involving two or more entities within a group. The Group will apply IFRIC 11 from January 1, 2009 and it is not expected to have any significant impact on the results of the Group.
(g) Scope and principles of consolidation
All significant companies in which MFC has direct or indirect control are consolidated from the acquisition dates. A subsidiary ceases to be consolidated at the date when MFC loses its control over the subsidiary.
Non-consolidated subsidiaries are accounted for at cost basis and are reduced by an impairment charge, if applicable. Generally, these companies are inactive and insignificant in magnitude.
The following table shows the direct and indirect significant subsidiaries as at December 31, 2007:

Company	Country of Incorporation	Beneficial Interest
Lasernet Limited	Liberia	86%
Lasernet Medical Equipment Industrial (Shenzhen) Co., Ltd.	China	86%
Mednet (Shanghai) Medical Technical Developing Co., Ltd.	China	86%
Jiaxing Lasernet Hospital Management Co., Ltd.	China	86%
Jiaxing Lasernet Eye Hospital (an incorporation)	China	86%
Chongqing Lasernet Guangji Eye Hospital (a limited company)	China	50%
Hangzhou Zhe-er Optical Co. Ltd.	China	44%
Hovis Commodities Trading GmbH	Austria	100%
MFC Commodities GmbH	Austria	100%
MFC Trade & Financial Service GmbH	Austria	100%
IC Management Service GmbH	Austria	100%
Global Bulk Transport GmbH	Austria	100%
International Trade Service GmbH	Austria	100%
Magnium Minerals Private Limited	India	100%
Danzas Corp.	Marshall Islands	100%
K-Logistics GmbH	Austria	60%
Redas Tracking Corp.	Marshall Islands	100%
MFC Corporate Services AG	Switzerland	100%
Ballinger Corporation	Canada	100%
Ellsway Holdings Limited	Canada	100%
Constitution Insurance Company of Canada (in run-off)	Canada	100%
Altmark Immobilien Management GmbH	Germany	100%
MEG International Services Ltd.	Canada	100%

Business combinations are accounted for using the purchase method. All subsidiaries are recognized in the consolidated financial statements through full consolidation. Pursuant to IFRS 3, Business Combinations, the acquirer measures the cost of a business combination as the aggregate of (a) the fair values, at the date of exchange, of assets given, liabilities incurred or assumed, and equity instruments issued by the acquirer, in exchange for control of the acquiree; plus (b) any costs directly attributable to the business combination. The acquirer, at the acquisition date, allocates the cost of a business combination by recognizing the acquiree’s identifiable assets, liabilities and contingent liabilities at their fair values at the date of acquisition. Any difference between the cost of the business combination and the acquirer’s proportionate interest in the net fair value of the identifiable assets, liabilities and contingent liabilities are accounted for: (a) as goodwill when the difference is positive; or (b) as an income after the reassessment of the identification and measurement of the acquiree’s identifiable assets, liabilities and contingent liabilities and the measurement of the cost of the combination when the difference is negative.
Goodwill arising on business combination is recognized as an asset and initially measured at cost, being the excess of the cost of the business combination over the Group’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities recognized. After initial recognition, goodwill is subject to an impairment review at least once a year. If a potential impairment is identified, then the amount of the impairment is quantified by comparing the carrying amount of the goodwill to its fair value based on the present value of its estimated future cash flows.
(h) Investments accounted for by equity method
Companies, which are not controlled or jointly controlled, but in which MFC has significant influence over their financial and operating policy decisions are accounted for by the equity method pursuant to IAS 28, Investments in Associates. The investment in an associate is initially recognized at cost and the carrying amount is increased or decreased to recognize the investors’ share of the profit or loss of the investee after the date of acquisition. The profit or loss of the investments accounted for by the equity method is recognized in the consolidated statement of operations. Distributions received from an investee reduce the carrying amount of the investment. Adjustments to the carrying amount may also be necessary for changes in the investor’s proportionate interest in the investee arising from changes in the investee’s equity. Such changes include those arising from the revaluation of assets and from currency translation adjustment. Those changes are recognized directly in equity of the investor. Goodwill relating to an investment accounted for by the equity method is included in the carrying amount of the investment.
Until December 2007, MFC held a 27.8% equity interest in an affiliate which operates in a processing industry. MFC’s investment in the affiliate comprised its investment in and advances to the affiliate, with adjustments for its proportionate share in the affiliate’s post-acquisition profit or loss. The Company’s 27.8% equity interest in the affiliate was sold to another affiliate in December 2007.
Through its 86% interest in Lasernet Limited, MFC is participating in various joint ventures with hospitals in China. MFC provides the joint ventures with medical equipment and instruments as well as medical supplies. On the other hand, the joint venture partners provide premises, licenses and personnel for the medical operations. The joint control is established by contractual arrangements which also stipulate the profit sharing. MFC recognizes its interest in the joint ventures using the equity method, in accordance with IAS 31, Interests in Joint Ventures.
(i) Significant transactions with KHD
In December 2005, KHD’s board of directors passed a resolution to distribute the majority of KHD’s financial services business to its shareholders. In connection with the distribution, KHD ensured that KHD preserved its entitlement to MFC’s exempt surplus earned in respect of KHD and that any inter-corporate indebtedness between KHD and MFC be eliminated in a tax-efficient basis. Pursuant to this resolution, KHD and MFC entered into a restructuring agreement, a share exchange agreement, an amending agreement, a loan agreement, a pledge agreement, a set-off agreement and a letter agreement. All these agreements were transacted in Canadian dollars. At the time of the share exchange, KHD’s carrying amount of its investment in the Group was $168,603 (Cdn$192,866). KHD’s equity interest in MFC was exchanged for preferred shares in MFC and one of its subsidiaries. Upon the closing of the restructuring and share exchange agreements, MFC held all the financial services business of the Company, except for MFC Corporate Services and KHD’s interest in a resource property; and KHD held all Class B preferred shares and Class A common shares in the capital of MFC. On January 31, 2006, KHD distributed all its Class A common shares in MFC to shareholders of KHD on a pro rata basis by way of a dividend in kind of a nominal amount. Included in the assets of MFC on the distribution date were common shares of KHD with a carrying amount of $9,330. In February 2006, 65,000 Class B preferred shares in MFC with a redemption value of $56,823 (Cdn$65,000) were redeemed and the payment was effected by setting off $56,823 (Cdn$65,000) owing to MFC by KHD under the set-off agreement. Upon completion of all agreements, KHD owned Class B preferred shares in MFC and preferred shares in one of its subsidiaries which have an aggregate carrying value of $109,727 (Cdn$127,866) (collectively, “MFC Preferred Shares”). The MFC Preferred Shares are classified as a financial liability instrument by MFC under IAS 32, Financial Instruments: Presentation, as the preferred shares are retractable by the holder.

For the terms of MFC Preferred Shares and related loan agreement, pledge agreement and letter agreement, please refer to Note 18 to the consolidated financial statements.
Following the distribution of Class A common shares in MFC to the shareholders of KHD, MFC agreed to provide certain management services to KHD. Firstly, MFC agreed to provide management services in connection with the investment in MFC Corporate Services in consideration for KHD paying MFC 15% of the after tax profits of MFC Corporate Services and granting a right of first refusal. The right of first refusal granted MFC an option whereby MFC had the right to: (i) purchase MFC Corporate Services on the same terms as any bona fide offer from a third-party purchaser acceptable to KHD; or (ii) assist in the sale, if ever, of MFC Corporate Services for an additional service fee of 5% of the purchase price. This agreement was terminated in November 2006 when KHD sold its equity position in MFC Corporate Services to the Group. KHD did not pay any fees to MFC under this management services agreement.
Secondly, MFC agreed to provide management services to KHD in connection with the review, supervision and monitoring of the royalty earned by KHD in connection with KHD’s interest in resource property. KHD agreed to pay 8% of the net royalty income (calculated as the royalty income net of any royalty expenses and mining and related taxes) that KHD receives in connection with the royalty in consideration for the management services.
The services agreement provides that the agreement may be terminated at any time if agreed to in writing by both parties. KHD also has the right to terminate the services agreement at any time upon at least six months prior notice after which MFC is entitled to receive compensation prorated to the end of the notice period.
Pursuant to the terms of the restructuring agreement, KHD and MFC agreed that all current and outstanding guarantees issued by the respective parties would continue to be in force for a reasonable period of time following the consummation of the distribution. Similarly, both parties agreed to issue guarantees when required for a reasonable period of time following consummation of the distribution. As at December 31, 2006, there was one outstanding guarantee of $1,056 which had been issued by KHD on behalf of a 27.8% equity method investee of MFC and this guarantee expired in March 2007. As at December 31, 2007, there were no guarantees which were issued by KHD on behalf of MFC, nor by MFC on behalf of KHD.
In November 2006, KHD completed the sale of its entire equity interest in MFC Corporate Services to MFCC, a wholly-owned subsidiary of MFC. MFC Corporate Services was a fully-licensed bank in Switzerland until 2007 when it voluntarily surrendered its banking license. The consideration was determined by reference to KHD’s carrying value of its investment in MFC Corporate Services as of September 30, 2006 of $68,245 (Cdn$77,902) and comprised cash of Cdn$38,792 (Cdn$31,081 paid in November 2006 and Cdn$7,711 to be paid on or before the Payment Date), a short-term promissory note of Cdn$8,000 due November 2007 bearing interest at 5% per annum and 1,580,000 common shares of KHD valued at an initial share value of Cdn$31,110. The initial valuation of 1,580,000 common shares of KHD was subject to an adjustment which equaled the positive balance, if any, between the initial share value and the market price on the Payment Date. MFC had a put option to sell 9.9% of the common shares in MFC Corporate Services to KHD on the Payment Date.
Prior to 2006, KHD issued a guarantee in favour of MFC Corporate Services with respect to MFC Corporate Services’ advances to a former associate of KHD. In December 2006, MFC Corporate Services exercised the guarantee and KHD paid $2,243 (Cdn$2,614) to MFC Corporate Services. KHD and MFC agreed that MFC would reimburse this amount to KHD, which amount was paid in 2007.
KHD and MFC agreed that April 30, 2007 was the Payment Date and the market price of common shares of KHD was $23.815 per share on the Payment Date. Accordingly, an adjustment of $10,073 (Cdn$10,892) was recorded as a gain to MFC as part of this transaction. MFC also exercised the put option to sell 9.9% of the common shares of MFC Corporate Services to KHD for Cdn$8,010 on the Payment Date.
In October 2007, KHD sold the 9.9% of the common shares of MFC Corporate Services to an affiliate at purchase price of $8,163 (Cdn$8,010). MFC subsequently acquired the same 9.9% of the common shares of MFC Corporate Services from the affiliate for $8,264 (Cdn$8,100).

At the time of the sale of MFC Corporate Services in November 2006, MFC Corporate Services held approximately a 20% equity interest in a German company which is a non-wholly-owned subsidiary of KHD. It was the intention of both parties that the economic interest in the German company held by MFC Corporate Services be retained by KHD. To achieve this objective, KHD subscribed for shares in a subsidiary of MFC that track the benefits from this 20% equity position in the German company. These shares entitle KHD to retain its commercial and economic interest in and benefits from this 20% equity position in its German subsidiary, net of related costs and taxes (the “Tracking Stock Participation”). The total consideration for the tracking stock subscription was $9,357 (which was the carrying value to KHD). Under the tracking stock agreement, KHD is the beneficiary, the tracking stock company is the debtor and MFC is the guarantor. Furthermore, MFC Corporate Services granted to KHD the right to acquire its common shares in the German company at fair market value and a right of first refusal in case of a potential sale or other disposal of all or parts of its common shares in the German company (collectively, the “Rights”). The price payable by KHD will be offset against the Tracking Stock Participation and therefore will be commercially netted to $nil, except for related costs and taxes, if any. In 2007, MFC Corporate Services distributed its entire shareholding of the German company to MFCC (the immediate parent company of MFC Corporate Services) by way of dividend-in-kind and the Rights expired as provided for in the relating agreements. The Tracking Stock Participation remains in force.
As at December 31, 2007 and 2006, KHD owned all MFC Preferred Shares. In October 2006, KHD received 35,000 Class A common shares in MFC in an asset exchange transaction with a third party corporation, of which 16,618 Class A common shares were sold in 2006 and 18,382 Class A common shares were sold in January 2007. KHD did not hold any common shares or Class A common shares in MFC as of December 31, 2007. MFC held a minority equity position (in terms of ownership percentage) in KHD as of December 31, 2007. As of December 31, 2007, there is one common director and one common officer between KHD and MFC.
(j) Foreign currency translation
The presentation currency (or reporting currency) of MFC is U.S. dollars. Where the financial statements of subsidiaries are presented in a currency other than U.S. dollars, their reported figures are translated into U.S. dollars. Pursuant to IAS 21, assets, liabilities, contingent liabilities and other financial obligations of self-sustaining subsidiaries are translated at the closing rate at the date of the balance sheet and revenues and expenses are translated at exchange rates at the dates of the transactions. The resulting currency translation adjustments are recognized as a separate component of equity and do not affect earnings.
Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the local functional currency are included in the consolidated statements of income.
The following table sets out exchange rates for the conversion of Canadian dollars (CAD), Swiss francs (CHF), Euros (EUR) and Chinese yuans (Renminbi or RMB) into U.S. dollars:

	CAD	CHF	EUR	RMB
Closing rate at December 31, 2007	1.0120	0.8825	1.4603	0.1369
Average rate for the year 2007	0.9304	0.8323	1.3669	0.1314
Closing rate at December 31, 2006	0.8581	0.8198	1.3196	0.1281
Average rate for the year 2006	0.8818	0.7983	1.2549	0.1254
(k) Use of estimates and assumptions
The preparation of financial information requires the use of estimates and assumptions about future conditions. Use of available information and application of judgment are inherent in the formation of estimates. In this regard, management believes that the critical accounting policies where judgment is necessarily applied are those which relate to allowance for credit losses, goodwill impairment and the valuation of financial instruments. Therefore, actual results in the future may differ from those reported.
Further information about key assumptions concerning the future, and other key sources of estimation uncertainty, are set out in the notes to the consolidated financial statements.

(l) Capital management
The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern while seeking to maximize benefits to shareholders and other stakeholders.
The Group actively and regularly reviews and manages its capital structure to ensure optimal capital structure and shareholder returns, taking into consideration the future capital requirements of the Group and capital efficiency, prevailing and projected profitability, projected operating cash flows, projected capital expenditures and projected strategic investment opportunities. In order to maintain or adjust the capital structure, the Group may purchase MFC shares, return capital to shareholders, issue new shares or sell assets to reduce debt.
The Group monitors capital on the basis of the Group’s consolidated gearing ratio and current ratio. The gearing ratio is calculated as net debt divided by total equity. Net debt is calculated as total borrowings less cash and cash equivalents. The current ratio is calculated as total current assets divided by total current liabilities. The Group does not have a defined gearing or current ratio benchmark or range.
The ratios at December 31, 2007 and 2006 are as follows:

	2007	2006
Gearing ratio (%)	Not applicable	Not applicable
Current ratio	2.2	2.1
As at December 31, 2007 and 2006, the Group had cash and cash equivalents in excess of total borrowings and, therefore, the gearing ratio is not applicable.
(m) Summary of significant accounting policies
Financial instruments
Effective January 1, 2007, the Group adopted IFRS 7 which complements the principles for recognizing, measuring and presenting financial assets and financial liabilities in IAS 32, Financial Instruments: Presentation, and IAS 39, Financial Instruments: Recognition and Measurement.
Except for certain financial instruments which are excluded from the scope of IFRS 7, all financial assets are classified into one of four categories: at fair value through profit or loss, held-to-maturity, loans and receivables, and available-for-sale; and all financial liabilities are classified into one of two categories: at fair value through profit or loss and other financial liabilities.
Generally, a financial asset or financial liability at fair value through profit or loss is a financial asset or financial liability that meets either of the conditions: (a) it is classified as held for trading if it is: (i) acquired or incurred principally for the purpose of selling or repurchasing it in the near term; (ii) part of a portfolio of identified financial instruments that are managed together and for which there is evidence of a recent actual pattern of short-term profit taking; or (iii) a derivative (except for a derivative that is a financial guarantee contract or a designated and effective hedging instrument); or (b) it is designated by the Group upon initial recognition as at fair value through profit or loss. Investment in equity instruments that do not have a quoted market price in an active market, and whose fair value cannot be reliably measured, cannot be designated as at fair value through profit or loss. A financial instrument cannot be reclassified into or out of the fair value through profit or loss category while it is held or issued.
Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturity that the Group has the positive intention and ability to hold to maturity, other than: (a) those that the Group upon initial recognition designates as at fair value through profit or loss; (b) those that the Group designates as available for sale; and (c) those that meet the definition of loans and receivables.
Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market, other than: (a) those that the Group intends to sell immediately or in the near term and those that the Group upon initial recognition designates as at fair value through profit or loss; (b) those that the Group upon initial recognition designates as available for sale; or (c) those for which the Group may not recover substantially all of its initial investment, other than because of credit deterioration, which are classified as available for sale.

Available-for-sale financial assets are those non-derivative financial assets that are designated as available for sale, or are not classified as loans and receivables, held-to-maturity investments, or financial assets at fair value through profit or loss.
Non-derivative financial liabilities are classified as other financial liabilities.
When a financial asset or financial liability is recognized initially, the Group measures it at its fair value plus, in the case of a financial asset or financial liability not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition or issue of the financial asset or financial liability. The subsequent measurement of a financial instrument and the recognition of associated gains and losses is determined by the financial instrument classification category.
After initial recognition, the Group measures financial assets, including derivatives that are assets, at their fair values, without any deduction for transaction costs it may incur on sale or other disposal, except for the following financial assets: (a) loans and receivables which are measured at amortized cost using the effective interest method; (b) held-to-maturity investments which are measured at amortized cost using the effective interest method; and (c) investments in equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured and derivatives that are linked to and must be settled by delivery of such unquoted equity instruments are measured at cost. All financial assets, except those measured at fair value through profit or loss, are subject to review for impairment.
After initial recognition, the Group measures all financial liabilities at amortized cost using the effective interest method, except for: (a) financial liabilities at fair value through profit or loss; (b) financial liabilities that arise when a transfer of a financial asset does not qualify for derecognition or when the continuing involvement approach applies; (c) financial guarantee contracts as defined in IAS 39; and (d) commitments to provide a loan at a below-market interest rate.
Typically, a gain or loss on a financial asset or financial liability classified as at fair value through profit or loss is recognized in net income for the period in which it arises. A gain or loss on an available-for-sale financial asset is recognized directly in equity, through the consolidated statement of changes in equity, except for impairment losses and certain foreign exchange gains and losses, until the financial asset is derecognized, at which time the cumulative gain or loss previously recognized in equity is recognized in net income for the period. For financial assets and financial liabilities carried at amortized cost, a gain or loss is recognized in net income when the financial asset or financial liability is derecognized or impaired, and through the amortization process.
Whenever quoted market prices are available, bid prices are used for the valuation of financial assets while ask prices are used for financial liabilities. When the market for a financial instrument is not active, the Group establishes fair value by using a valuation technique. Valuation techniques include using recent arm’s length market transactions between knowledgeable, willing parties, if available; reference to the current fair value of another instrument that is substantially the same; discounted cash flow analysis; option pricing models and other valuation techniques commonly used by market participants to price the instrument.
If there is a designated hedging relationship between a hedging instrument and a hedged item, the Group will apply hedge accounting to account for the gain or loss on the hedging instrument and the hedged item, in accordance with IAS 39.
Cash and cash equivalents
Cash and cash equivalents are classified as held for trading and comprise deposits with banks and financial institutions, bank and cash balances, and liquid investments. Liquid investments, which are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in value, are included in cash and cash equivalents and are stated at market value. The Group regularly maintains cash balances in financial institutions in excess of insured limits.

Securities
Securities are classified as held for trading and short-term or long-term available-for-sale securities.
Publicly-traded securities (debt and equity) which are acquired principally for the purpose of selling in the near term are classified as held for trading. Securities held for trading are marked to their bid prices on the balance sheet date and unrealized gains and losses are included in the result of operations.
Available-for-sale securities consist of publicly-traded securities (debt and equity) and unlisted equity securities which are not held for trading and not held to maturity. Short-term available-for-sale securities are purchased with management’s intention to sell in the near term and are designated as available for sale by management upon initial recognition. Long-term available-for-sale securities are purchased with the intention to hold until market conditions render alternative investments more attractive. The available-for-sale securities are stated at bid price whenever quoted market prices are available. When the market for the available-for-sale security is not active, the Company establishes fair value by using a valuation technique. Unrealized gains and losses are recorded in equity unless there has been an other than temporary decline in value, at which time the available-for-sale security is written down and the write-down is included in the result of operations.
Gains and losses on sales of securities are recognized on the average cost basis on the settlement dates.
Loans and receivables
Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market, other than those classified as fair value through profit or loss or available for sale. Loans and receivables are measured at amortized cost without regard to the Group’s intention to hold them to maturity. Amortized cost is calculated under consideration of any discount or premium at the time of the purchase. The amortized cost includes any fees that are an integral part of the effective interest rate and of the transaction costs. Gains and losses are recognized in the income statement at the time the loans and receivables are cancelled from the books or impaired, as well as through amortization.
Loans and receivables are net of an allowance for credit losses, if any. The Group performs ongoing credit evaluation of customers and adjusts the allowance accounts for specific customer risks and credit factors. Loans and receivables are considered past due on an individual basis based on the terms of the contracts.
Assets acquired in satisfaction of loans and receivables are recorded at the lesser of their fair value at the date of transfer or the carrying value of the loans and receivables. Any excess of the carrying value of the loans and receivables over the fair value of the assets acquired is written off and is included in the determination of the income.
When the Group makes a loan advance with a conversion right or share purchase warrants which entitle the Group to either convert the loan into or purchase equity shares of a corporation, such conversion right or warrants are embedded derivatives. The principal amount of the loan is split between the debt instrument without the equity conversion option (or the warrants) and the equity conversion option (or the warrants). Changes in the fair value of the equity conversion option (or the warrants) are recognized in profit or loss unless the option (or the warrants) is part of a cash flow hedging relationship. Over the term of the loan, the debt instrument will be accreted to its face value. The equity conversion option and the share purchase warrants are classified as separate financial assets and are valued by the valuation techniques if a quoted market price is not available.
Allowance for credit losses
The Group’s allowance for credit losses is maintained at an amount considered adequate to absorb estimated credit-related losses for its trade receivables. Such allowance reflects management’s best estimate of the losses in the Group’s credit portfolio and judgments about economic conditions. Estimates and judgments could change in the near-term, and could result in a significant change to a recognized allowance. An allowance for credit losses is increased by provisions which are charged to income and reduced by write-offs net of any recoveries.
Specific provisions are established on an individual basis. A country risk provision may be made based on exposures in less developed countries and on management’s overall assessment of the underlying economic conditions in those countries. Write-offs are generally recorded after all reasonable restructuring or collection activities have taken place and there is no realistic prospect of recovery. If the amount of the impairment loss decreases in subsequent periods, and provided that the decrease is related to an event which occurs after the impairment has been recognized, the previously recognized impairment loss is reversed. However, the loss can only be reversed to the extent that the carrying value of the asset does not exceed its amortized cost at the date of impairment.

The Group also applies credit risk assessment and valuation methods to its loans and receivables (other than trade receivables). The assessment and valuation are performed on an individual basis, and if an impairment loss arises, the Group will write down the loans or receivables directly.
Credit losses arise primarily from loans and receivables but may also relate to other credit instruments such as guarantees and letters of credit.
Inventories
Inventories are valued at the lower of cost or net realizable value. The costs of inventories comprise all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition. The cost of inventories is assigned by using the weighted average cost formula. The net realizable value is the estimated selling price in the normal course of ordinary business less estimated costs of completion and the estimated costs necessary to make the sale.
Allowance is provided to cover risks relating to slow-moving or obsolete items. Whenever the reasons for previous write-downs no longer apply, the allowance will be reversed. A reversal of write-down is limited to the lower of cost or net realizable value.
Tangible assets
Equipment is stated at cost, less accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets. Useful lives for equipment range from 3 to 10 years. An impairment loss is recognized if the carrying value exceeds the recoverable amount of equipment. Borrowing costs are not capitalized into equipment.
The gain or loss on disposal of tangible fixed assets is recognized by reference to their carrying amounts.
Goodwill
Goodwill represents the excess of the cost of an acquisition over the fair value of the Group’s share of the net identifiable assets of the acquired subsidiary, associate or joint venture at the effective date of acquisition, and, in respect of an increase in holding in a subsidiary, the excess of the cost of acquisition over the carrying amount of the proportion of the minority interests acquired. Goodwill on acquisitions of subsidiary is shown separately on the consolidated balance sheet. Goodwill on acquisitions of associates and joint ventures is included in investment in associates and joint ventures. Goodwill is allocated to cash-generating units for the purpose of impairment testing and is carried at cost less accumulated impairment loss.
Goodwill acquired in a business combination is not amortized. Instead, goodwill is tested for impairment annually, or more frequently if events or changes in circumstances indicate that it might be impaired.
The profit or loss on disposal of subsidiaries, associates and joint ventures includes the carrying amount of goodwill relating to the entity sold.
Impairment
Assets that have indefinite useful lives are not subject to amortization and are tested for impairment annually and whenever there is an indication that the assets may be impaired. Assets that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the carrying amount of the asset exceeds its recoverable amount, which is the higher of an asset’s fair value less costs to sell and value in use. For the purpose of assessing impairment, assets are grouped at the lowest level for which there is separately identifiable cash flows.
Derivative financial instruments
A derivative is a financial instrument: (1) whose value changes in response to changes in a specified interest rate, security price, commodity price, foreign exchange rate, index of prices or rates, a credit rating or credit index, or similar variable; (2) that requires no initial net investment or an initial net investment that is smaller than would be required for other types of contracts that would be expected to have a similar response to changes in market factors; and (3) that is settled at a future date. The derivative financial instruments are either exchange-traded or negotiated. Derivatives are included in the consolidated balance sheet and are measured at fair value. Derivatives that qualify as hedging instruments are accounted for in accordance with IAS 39. For derivatives that do not qualify as hedging instruments, the unrealized gains and losses are included in the result of operations.

The Group uses fair value hedge to hedge the exposure to changes in fair value of a recognized asset or liability or an unrecognized firm commitment, or an identified portion of such an asset, liability or firm commitment, that is attributable to a particular risk and could affect profit or loss. For fair value hedge, the gain or loss from remeasuring the hedging instrument at fair value is recognized in income statement, and the gain or loss on the hedged item adjusts the carrying amount of the hedged item and is also recognized in income statement.
The Group does not use cash flow hedge or hedge of a net investment in a foreign operation.
Provisions
In accordance with IAS 37, Provisions, Contingent Liabilities and Contingent Assets, provisions are set up wherever a past event has created a present obligation in respect of third parties that will probably lead to a future outflow of resources, particularly in cases where reliable estimates can be made. Provisions are set up for perceivable risks and uncertain obligations in line with the probability that contingent conditions will occur.
Convertible debt
The Company’s convertible bonds include liability and equity components. On the date of the issuance of convertible bonds, the fair value of the liability component is determined using a market interest rate for an equivalent non-convertible bond and this amount is included in the long-term borrowings on the amortized cost basis. The remainder of the proceeds is allocated to the equity component. Over the term of the debt obligation, the liability component will be accreted to the face value of the convertible bonds.
Taxes on income
Current income tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. Current income tax relating to items recognized directly in equity is recognized in equity and not in the income statement.
In accordance with IAS 12, Income Taxes, deferred tax assets and liabilities are formed to cover all temporary differences between valuations required for tax reporting and IFRS-compliant valuations, and to cover consolidation measures that affect earnings. Moreover, deferred tax assets are calculated for tax losses carried forward. The recognition of deferred tax assets on deductible temporary differences and tax losses carried forward is limited to the extent that taxable profits are likely to arise in the future.
Deferred taxes are calculated on the basis of the tax rates that, in light of the prevailing legal situation, will be valid or are expected in the countries concerned at the time of realization. Deferred tax relating to items recognized directly in equity is recognized in equity and not in the income statement.
Deferred tax assets and liabilities are offset if a legally enforceable right exists to set off current income tax assets against current income tax liabilities and the deferred tax relate to the same taxable entity and the same taxation authority.
Revenue recognition
Revenues include revenues from sales of commodities and natural resources, medical instruments and supplies, proprietary investments, and provisions of financial services and other services.
Revenue from the sale of goods is recognized when: (a) the Group has transferred to the buyer the significant risks and rewards of ownership of the goods (which generally coincides with the time when the goods are delivered to customers and title has passed); (b) the Group retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold; (c) the amount of revenue can be measured reliably; (d) it is probable that the economic benefits associated with the transaction will flow to the Group; and (e) the costs incurred or to be incurred in respect of the transaction can be measured reliably.

Revenue from rendering of services is recognized when: (a) the amount of revenue can be measured reliably; (b) it is probable that the economic benefits associated with the transaction will flow to the Group; (c) the stage of completion of the transaction at the balance sheet date can be measured reliably; and (d) the costs incurred for the transaction and the costs to complete the transaction can be measured reliably.
Revenues also include the gain or loss on sales of proprietary investments and other securities.
Dividend income is recognized when the right to receive payment is established.
The revenue is reported net of discount and sale taxes.
Cost of sales
The cost of sales comprises the costs of commodities and natural resources. The cost of sales includes both the direct cost of materials and indirect costs (including write-downs of inventories and trade receivables). The cost of sales also includes provision for warranty. The reversal of write-downs of inventories and allowance for debts reduce the cost of sales.
The cost of sales also includes the write-down of long-term securities and credit losses on loans and receivables.
Earnings per share
Basic earnings per share is determined by dividing net income applicable to common shares by the average number of common shares outstanding for the year. Diluted earnings per share is determined using the same method as basic earnings per share except that the weighted average number of common shares outstanding includes the potential dilutive effect of stock options and warrants granted under the treasury stock method and convertible debt. The treasury stock method determines the number of additional common shares by assuming that outstanding stock warrants and options whose exercise price is less than the average market price of the Company’s common stock during the period are exercised and then reduced by the number of common shares assumed to be repurchased with the exercise proceeds. The dilutive effect of convertible debt is computed under the if-converted method. However, such potential dilution is not recognized in a loss year.
Foreign currency translation
The Group translates assets and liabilities of its self-sustaining foreign subsidiaries at the rate of exchange at the balance sheet date. Revenues and expenses have been translated at the average rate of exchange throughout the year. Unrealized gains or losses from these translations, or currency translation adjustments, are included in equity.
Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the local functional currency are included in the consolidated statements of income.
Reclassifications
Certain 2006 amounts have been reclassified to conform to the 2007 presentation.
Note 2. Current securities

	2007	2006
Securities at fair value through profit or loss	$39,904	$36,603
Available-for-sale securities	5,811	—
Restricted shares	269	184

	$45,984	$36,787

Included in securities held at fair value through profit or loss were common shares of KHD at fair value of $31,393 and $31,308 as at December 31, 2007 and 2006, respectively.

Note 3. Loans

	2007	2006
Loan to an affiliate, €1,364 at December 31, 2007, interest at London Inter-Bank Offered Rate (“LIBOR”) plus 2% per annum (6% at December 31, 2007) and payable monthly, collateralized by the borrower’s shares in its subsidiaries. The loan is repayable on demand	$1,992	$—
Loan to an affiliate under a credit facility of $20,000, $12,852 outstanding as at December 31, 2007, interest rate at LIBOR plus 3.5% per annum (8.75% at December 31, 2007) (effective interest rate at 11.30%) and payable monthly, collateralized by assets of the borrower. The loan is to mature in December 2012, with an option to extend to June 2013. (See Notes 4 and 8)	11,394	—
Loan, interest rate at 3.83% per annum and repayable on demand, unsecured	—	6,300
Loan of Cdn$1,500 at December 31, 2006, interest at a Canadian bank’s prime rate, repayable on demand and unsecured	—	1,287
Other	475	—

	$13,861	$7,587

Current loans	$1,992	$7,587
Long-term loans	11,869	—

Total	$13,861	$7,587

Note 4. Trade and other receivables
The receivables arise from a broad spectrum of activities which cover trading in commodities and natural resources as well as other commercial trade and financial services.

	2007	2006
Trade receivables	$31,803	$18,886
Investment income	213	138
Dividend receivable from an affiliate	1,616	—
Due from affiliates	2,917	10,136
Fair value gain on a fair value hedge	1,101	—
Fair value gain on an embedded derivative	458	—
Other	1,966	2,527

	40,074	31,687
Less: allowance for credit losses	(3,021)	(3,100)

	$37,053	$28,587

Trade receivables primarily arise from commodities and natural resources trading, and included $638 and $2,565, respectively, due from affiliates as of December 31, 2007 and 2006. The terms with affiliates in the normal course of the Company’s trading activities are no different from third party customers.
The Group has a non-recourse factoring arrangement with a bank up to a credit limit of $146,028 (€100,000) for the Group’s commodities and natural resources trading. Generally, the Group factors its trade receivable accounts upon invoicing, at inter-bank rate plus a margin. The factoring facility is renewable on a yearly basis.
The Group entered a fair value hedge contract at a commodities future exchange to hedge against its exposure to the decline in the fair value of its commodities inventory. As at December 31, 2007, the Group recognized a holding gain of $1,101 on its fair value hedge contract and made a valuation allowance of $1,101 for its inventories (Note 5).
Under the credit facility agreement with an affiliate (Note 3), the Group has an option to demand the loan repayment in a currency (other than the U.S. dollars) at a fixed currency exchange rate. This privilege is considered as an embedded currency derivative and the Group recognized a holding fair value gain of $458 as at December 31, 2007.

The Group sets up an allowance for credit losses to absorb the estimated credit-related losses with respect to its commodities and natural resources trading. The following table discloses the movement of the allowance for credit losses during 2007 and 2006, respectively.

	2007	2006
Beginning balance	$3,100	$2,509
Provisions during the year	454	643
Write-offs	(733)	(40)
Reversals	(104)	(314)
Currency exchange effect	304	302

Ending balance	$3,021	$3,100

Note 5. Inventories

	2007	2006
Commodities inventories
- in stock or in transit	$9,645	$1,744
- prepaid	31,278	18,016

Total commodities inventories	40,923	19,760
Medical instruments and supplies	4,085	2,004

	45,008	21,764
Less: valuation allowance	(1,101)	—

	$43,907	$21,764

Note 6. Real estate held for sale
It represented a piece of land at December 31, 2006, which was sold in 2007.
Note 7. Tax receivables
As of December 31, 2007 and 2006, the tax receivables primarily comprised value-added and sales taxes.
Note 8. Long-term securities

	2007	2006
Available-for-sale securities	$4,528	$3,370
Equity instruments in affiliates that do not have a quoted market price	3	33
Share purchase warrants and equity conversion option of a convertible loan	1,458	—

	$5,989	$3,403

Included in available-for-sale securities was an investment in a corporation in which the Group has approximately 10% equity interest. The corporation is related to MFC as a result of a common director and a common officer between MFC and the corporation.
Pursuant to the terms of a credit facility which is granted to an affiliate by the Company (Note 3), the affiliate has issued warrants to the Company which entitles the Company to purchase up to 5,501,510 common shares in the affiliate until December 31, 2017 at a conversion price defined in the credit facility agreement. The credit facility is also convertible, which allows the Company to convert the loan (including principal plus any unpaid interest, fees, reimbursable costs and expenses and any other monies outstanding) into the common shares of the affiliate at the conversion price before the conversion expiry date.
Note 9. Long-term securities, restricted
The restricted long-term securities represent approximately 20% equity interest in a Germany company which is a public-listed company in Germany and a non-wholly-owned subsidiary of KHD. The shares are stated at the historical cost. KHD has been granted a right of first refusal for a period of 15 years under a Tracking Stock Agreement (Note 17).

Note 10. Long-term receivables
The long-term receivables represent the receivables which arise in the normal course of the Group’s business.
Note 11. Property, plant and equipment
The following changes in equipment (which comprises office equipment, furniture and fixtures only) were recorded in 2007 and 2006, respectively:

		Changes in			Currency
	Opening	basis of			translation	Ending
2007	balance	consolidation	Additions	Divestiture	adjustments	balance
Historical costs	$1,563	$—	$855	$(140)	$231	$2,509
Accumulated depreciation	1,094	—	284	(77)	216	1,517

Net book value	$469					$992

		Changes in			Currency
	Opening	basis of			translation	Ending
2006	balance	consolidation	Additions	Divestiture	adjustments	balance
Historical costs	$1,473	$116	$78	$(238)	$134	$1,563
Accumulated depreciation	915	84	230	(232)	97	1,094

Net book value	$558					$469

Note 12. Goodwill
For impairment test, goodwill is allocated to the cash generating units. As of December 31, 2007 and 2006, the goodwill of $4,754 and $4,257, respectively, was attributable to the Group’s commodities and natural resources trading activities. Goodwill of $9,231 created in connection with the purchase of MFC Corporate Services in 2006 was fully written off in December 2006 due to the uncertainties associated with the future business direction. In April 2007, when the Group sold 9.9% of the common shares of MFC Corporate Services to KHD under the put option, the Group recognized a gain of $1,127 on the disposition. In October 2007, when the Group purchased the 9.9% common shares of MFC Corporate Services from an affiliate, goodwill of $1,930 was created and was written off immediately.

	2007	2006
Opening balance	$4,257	$3,779
Addition	1,930	9,231
Impairment	(1,930)	(9,231)
Currency translation adjustment	497	478

Ending balance	$4,754	$4,257

Note 13. Equity method investments

	2007	2006
Joint ventures in China	$6,019	$6,187
Investment in a 27.8% equity method investee	—	10,359

	$6,019	$16,546

The following table presents the book values of the assets and liabilities related to the Group’s interest in the joint ventures as of December 31, 2007 and 2006, respectively:

	2007	2006
Current assets	$1,802	$1,025
Long-term assets	4,908	5,676

	6,710	6,701
Liabilities	(691)	(514)

	$6,019	$6,187

In respect of its interests in the joint ventures, the Group recognized assets (primarily medical equipment) under joint ventures with an amount of $6,019 and $6,187, respectively, as of December 31, 2007 and 2006, which were financed by its own funds. The Group’s proportionate share of revenues and expenses from the joint ventures were $9,554 and $6,012, respectively, in 2007 and $9,504 and $6,654, respectively, in 2006. The equity income from the joint ventures was $3,401 and $2,656, respectively, in 2007 and 2006. The Group did not receive any fees to manage the joint ventures in 2007 and 2006.

The Group recognized equity income of $64 in 2007 and equity loss of $717 in 2006 in a 27.8% equity method investee. Prior to 2006, MFC Corporate Services issued a line of credit with a maximum amount of $20,000 in favour of the equity method investee and $1,575 had been drawn and repaid. This credit facility was terminated in 2007.
As of December 31, 2006, the investment in the equity method investee included advances totaling $11,265. During 2007, the Group’s investments in the equity method investee (including 27.8% equity interest and two advances) were sold to an affiliate, resulting in an aggregate gain of $5,121.
Note 14. Current financial liabilities

	2007	2006
Amounts owed to depositors	$—	$11,506
Bank credit	8,981	26,672
Short-term trading loans	76,204	14,822

	$85,185	$53,000

The amounts owed to depositors represented the deposit amounts taken by MFC Corporate Services as a licensed bank. The deposit liabilities were generally non-interest-bearing. During 2006, MFC Corporate Services paid interest on certain selected deposit accounts at interest rates up to 3.5% per annum. The deposit liabilities were due within a short-term of notice. In 2007, MFC Corporate Services voluntarily surrendered its banking services and, since then, has not taken any deposits.
In November 2006, the Group borrowed from a bank a short-term credit for financing the purchase of MFC Corporate Services. In 2007, the Company refinanced the amount with a short- and long-term loan. The short-term loan of $8,891 (€6,150) is due on August 31, 2008 at a fixed interest rate. The long-term loan is $20,955 (€14,350) and is included in long-term debt (Note 16).
Short-term trading loans are used to finance the Group’s day-to-day business, primarily trade financing and trading in commodities and natural resources. As at December 31, 2007, the Group had unsecured credit facilities aggregating $216,493 from banks for the commodities and natural resources trading. The banks generally charge an interest rate at inter-bank rate plus an interest margin. The facilities are renewable on a yearly basis. In addition, the Group also has unsecured credit facilities aggregating $65,327 from banks for structured trade finance (“STF”), a special trade financing. The margin is negotiable when the facility is used. As at December 31, 2007, the Group did not draw on these STF credit facilities.
Note 15. Trade and other payables and accrued expenses

	2007	2006
Purchase of MFC Corporate Services	$—	$15,809
Trade payables	46,164	10,458
Interest on MFC Preferred Shares	4,080	—
Other interest	283	300
Due to affiliates	494	332
Other payables	5,695	9,980

	$56,716	$36,879

The trade payables arise from the Group’s day-to-day trading activities, and included $648 and $2,592, respectively, due to affiliates as of December 31, 2007 and 2006. The terms with affiliates in the normal course of the Group’s trading activities are no different from third parties.
The Group’s expenses for services, consulting and other operational expenses are included in other payables.

Note 16. Long-term debt

	2007	2006
Convertible bonds, $5,000 at both December 31, 2007 and 2006, interest fixed at 4.5% per annum (effective interest rate at 8.36%) and payable semi-annually, unsecured, and due in July 2015 or an earlier date*	$3,920	$3,842
Due to a bank, €1,680 at December 31, 2007, on an EURIBOR one month basis plus an interest margin (5.42% at December 31, 2007) and payable quarterly, unsecured and due in October 2009	2,453	—
Due to a bank, €14,350 at December 31, 2007, interest fixed at 3.7% per annum and payable quarterly, secured by the Austrian Government guarantee as issued by Oesterr. Kontrollbank AG (OeKB AG) and due in January 2012 (Note 14)	20,955	—
Bonds payable, interest fixed at 5% per annum, principal and interest due December 2016, unsecured	740	868
Mortgage payable, secured by real estate and repaid in 2007	—	200

	28,068	4,910
Less: current portion	—	(200)

	$28,068	$4,710

*
On July 3, 2006, the Company entered into a trust indenture agreement with respect to the issuance of convertible bonds up to an aggregate principal amount of $50,000. In 2006, $5,000 bonds were issued. The bonds are due on the maturity date of July 3, 2015 or an earlier date (which is defined as the date of the third or fifth anniversary of the indenture) if the holder elects. Holders of the convertible bonds can convert all or parts of their bonds into the Company’s Class A common shares anytime in accordance with the terms in the trust indenture agreement. The conversion price is the base conversion price increased by 5% (compounded) on the anniversary of the indenture following the relevant issue date, as defined in the trust indenture. 20% of the proceeds were assigned to the fair value of the equity component of the convertible bonds, based on the market comparison approach.

As of December 31, 2007, the principal maturities of debt are as follows

Maturity
2008	$—
2009	2,453
2010	—
2011	—
2012	20,955
Thereafter	4,660

$28,068

Note 17. Long-term financial liabilities
In November 2006, Redas Tracking Corp. (“RTC”, a wholly-owned subsidiary of MFC) as the issuer, MFC as the guarantor and KHD as the beneficiary entered into a Tracking Stock Agreement. RTC has agreed to make available to KHD its commercial interest in certain common shares of a Germany company (Note 9). KHD’s consideration amounted to $9,357, which is shown as a long-term financial liability in MFC’s consolidated balance sheet. MFC has agreed to guarantee RTC’s performance obligations under the Tracking Stock Agreement. The Tracking Stock Agreement terminates only upon the occurrence of a termination event as defined in the Tracking Stock Agreement. At such time, the Tracking Stock Agreement will be automatically terminated upon payment of the tracking stock participation related to the respective termination event and any other unpaid monies, in accordance with the terms and conditions of the Tracking Stock Agreement.
Note 18. Long-term liabilities, preferred shares
As of December 31, 2007 and 2006, the Group had MFC Preferred Shares outstanding which have an aggregate redemption value of Cdn$127,866 and all of which are held by KHD. In the legal format, MFC Preferred Shares are share capital of the companies and, accordingly, they are ranked behind the companies’ creditors in the event of liquidation, dissolution or winding up of the companies. MFC Preferred Shares were created in connection with the separation of MFC from KHD in 2006. MFC Preferred Shares are classified as financial liabilities by the Company under IAS 32, as MFC Preferred Shares are retractable by the holder.

The Class B preferred shares of MFC, which are issued in series, are non-voting and, subject to the law of Barbados, pay an annual dividend of 4.4367% on December 31 of each year, commencing December 31, 2007. MFC may, at its option and at any time, redeem all or any number of the outstanding Class B preferred shares. Beginning December 31, 2011 and each year thereafter, the holder of Class B preferred shares is entitled to cause MFC to redeem up to that number of Class B preferred shares which have an aggregate redemption amount equal to but not exceeding 6 2/3% of the redemption amount of the Class B preferred shares then outstanding. In the event of liquidation, dissolution or winding up of MFC, the holder of the Class B preferred shares is entitled to receive in preference and priority over the common shares and Class A common shares of MFC, an amount equal to the Class B redemption amount plus any declared and unpaid dividends thereon. No class of shares may be created or issued ranking, in the event of liquidation, dissolution or winding up of MFC, as to capital or dividend prior to or on parity with the Class B preferred shares without the prior approval of holder of the Class B preferred shares.
Pursuant to the loan agreement and pledge agreement, KHD had an inter-corporate indebtedness due to MFC of $31,751 (Cdn$37,000) as at December 31, 2006, as evidenced by a promissory note. The promissory note bears interest at 4.4367% per annum, with the first annual interest payment to be made on December 31, 2007. Beginning December 31, 2011 and each year thereafter, KHD will repay a principal amount of Cdn$2,467 each year, over a 15-year period. Under the pledge agreement, KHD deposits in pledge with MFC the collateral (KHD’s investment in Class B preferred shares in MFC) to be held for the benefit of MFC as continuing security for the due payment of the promissory note.
Under the letter agreement, KHD and MFC agreed that at any time KHD repays to MFC any portion of the principal amount of the promissory note, MFC shall redeem not less than Cdn$3.34784 Class B preferred shares for every Cdn$1 promissory note repaid. The two parties also agreed that at any time MFC redeems or retracts its Class B preferred shares, KHD shall repay to MFC Cdn$0.2987 of the promissory note for every Cdn$1 Class B preferred shares redeemed. Since KHD meets the criteria outlined in IAS 32, MFC preferred shares are offset and reduced by KHD’s promissory note owing to MFC and the net amount is reported in MFC’s consolidated balance sheet. As a result of the offset, MFC had a net financial liability of Cdn$90,866 due to KHD at both December 31, 2007 and 2006. As a result of the fluctuation of exchange rate between Canadian and U.S. dollars, MFC reported $91,956 and $77,976 as the financial liabilities in its consolidated balance sheet as at December 31, 2007 and 2006, respectively. Accordingly, MFC reported a currency translation adjustment loss of $13,980 which was included in equity as at December 31, 2007.
Note 19. Share capital
Class A common shares without par value
There were 17,044,229 Class A common shares without par value issued and outstanding at both December 31, 2007 and 2006.
In December 2005, KHD, being the sole shareholder of MFC, decided to reorganize the share capital structure of MFC. We refer to Note 1 (i). On January 31, 2006 13,635,383 Class A Common Share without par value were distributed by KHD to its shareholders on a one-to-one basis.
In July 2006, 3,408,846 Class A common shares of the company were issued to Mass Employees Incentive Corporation for $2,591 in cash.
There was no issuance of new shares in 2007.
Shareholder rights plan agreement
On July 2, 2006, the Company entered into a shareholder rights plan agreement with a corporate trust company as the rights agent. Pursuant to a rights plan, the board of directors of the Company authorized and declared a distribution of one right in respect of each common share outstanding at the close of business on July 2, 2006 and authorized the issuance of one right in respect of each common share issued after the record time and prior to the earlier of the separation time and the expiration time. Each right entitles the holder, after the separation time but before expiration time, to purchase securities of MFC pursuant to the terms and condition set forth in the shareholder rights plan agreement. The expiration time is the date of termination of the 2025 annual meeting of shareholders of MFC, or earlier if one of the events (as defined in the shareholder rights plan agreement) occurs.

Note 20. Retained earnings
Prior to January 31, 2006, MFC was a wholly-owned subsidiary of KHD. Following its parent company, MFC prepared its financial statements in conformity with Canadian GAAP which conformed in all material respects with those of IFRS, except for the accounting for securities at fair value through profit or loss.
Under IFRS, securities at fair value through profit or loss are marked to market with changes in fair value are debited or credited to profit and loss account. Under the Canadian GAAP prior to January 1, 2007, the short-term securities were recorded at the lower of cost or market. The accounting difference between Canadian GAAP and IFRS with respect to the short-term securities held by the Group as of December 31, 2005 has been reconciled in Note 1(d).
Note 21. Consolidated statement of operations
Revenues
The majority portion of the revenues are derived from sales of commodities and natural resources and the related logistics business. The remaining portion are derived from provision of consulting and financial services and net gain on the securities.
The Group’s revenues also included the following items:

	2007	2006
Interest income	$10,513	$3,457
Dividend income	4,066	438
Gains on securities at fair value through profit or loss*	27,150	25,263
Realized gain on available-for-sale securities	55	—
Gains on sales of subsidiaries and an equity method investee	7,479	—
Fair value gain on derivatives	1,559	—

*	including a holding gain on change in fair value of securities of $9,842 in 2007
Expenses
The Group recognized a valuation allowance for inventory of $1,101 and $nil, respectively, in 2007 and 2006. The Group recognized impairment losses on its loans and receivables of $3,487 and $4,005, respectively, in 2007 and 2006. In 2006, the Group recognized impairment losses of $5,231 on its long-term securities. These impairment losses were included in cost of sales.
Note 22. Income taxes
MFC is a company organized under the laws of Barbados and is licensed as an “international business company” under the Barbados International Business Companies Act, 1991 (as amended). As an international business company MFC is subject to Barbados income tax at regressive rates ranging from 2.5% to 1%; such rates being 2.5% on all profits and gains up to Barbados dollars (“Bds”) $10,000, 2% on all profits and gains exceeding Bds$10,000 but not exceeding Bds$20,000, 1.5% on all profits and gains exceeding Bds$20,000 but not exceeding Bds$30,000 and 1% on all profits and gains in excess of Bds$30,000. Barbados does not levy any form of tax on capital gains, nor does it subject MFC to tax on earnings of foreign corporations in which MFC has an equity interest. As at December 31, 2007, Bds$2 approximated $1.

A reconciliation of the provision for income taxes calculated at applicable statutory rates in Barbados to the provision in the consolidated statements of income is as follows:

	2007	2006
Income before income taxes and minority interests from continuing operations	$49,858	$15,246

Computed provision for income taxes at statutory rates	$1,246	$381
Increase (decrease) in taxes resulting from:
Statutory tax rate differences	2,546	(948)
Non-taxable income	(2,655)	(701)
Non-deductible expense	2,473	2,849
Permanent differences: capital gains	(3,259)	(910)
Change in valuation allowance	348	170
Other, net	125	16

Provision for income taxes	$824	$857

Consisting of:
Current taxes	$741	$368
Deferred taxes	83	489

	$824	$857

The tax effect of temporary differences and tax loss carryforwards that give rise to significant components of deferred tax assets and liabilities are as follows:

	2007	2006
Tax loss carryforwards	$676	$261
Other	(293)	(111)
Valuation allowance	(169)	—

	$214	$150

Deferred tax assets and liabilities are included in the consolidated balance sheet as follows:
Deferred tax assets	$368	$318
Deferred tax liabilities	(154)	(168)

Net deferred tax assets	$214	$150

In assessing the realizability of future tax assets, management considers whether it is more likely than not that some portion or all of the future tax assets will be realized. The ultimate realization of future tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible or before the tax loss carryforwards expire. Management considers the scheduled reversal of future tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Management believes it is more likely than not that the Group will realize the benefits of these future income tax assets, net of the valuation allowances.
At December 31, 2007, the Group had estimated accumulated non-capital losses which expire in the following countries as follows:

Country	Amount	Expiration dates
Austria	$2,025	Indefinite
Canada	397	2037
China	143	2012
Note 23. Earnings per share
Earnings per share data for years ended December 31 is summarized as follows:

	2007	2006
Profit attributable to shareholders of Class A common shares	$48,492	$14,223
Effect of dilutive securities: Interest on convertible bonds	179	180

Diluted earnings	$48,671	$14,403

	Number of shares
	2007	2006
Weighted average number of common shares outstanding — basic	17,044,229	15,307,118
Effect of dilutive securities:
convertible bonds	6,265,664	2,736,293

Weighted average number of common shares outstanding — diluted	23,309,893	18,043,411

Note 24. Consolidated statement of cash flows
The consolidated statement of cash flows is prepared in accordance with IAS 7, Cash Flow Statements.
Supplemental disclosure with respect to consolidated statements of cash flows
Interest paid on a cash basis was $10,042 and $5,171 in 2007 and 2006, respectively. Income tax paid on a cash basis was $319 and $131 in 2007 and 2006, respectively.
Interest received on a cash basis was $10,438 and $3,684 in 2007 and 2006, respectively. Dividend received on a cash basis was $2,990 and $438 in 2007 and 2006, respectively.
In addition to nonmonetary transactions that are disclosed elsewhere in the consolidated financial statements, the Group had the following significant nonmonetary transactions in 2007: (1) the Group settled a payable of $2,296 due to an affiliate by delivery of certain trading securities at their fair market value; (2) the Group acquired short-term available-for-sale securities with fair market value of $8,878 from the affiliate by issuing a promissory note; and (3) the Group settled the promissory of $8,878 by delivery of certain trading securities at the fair value. The Group did not have significant nonmonetary transactions in 2006.
Note 25. Related party transactions
In the normal course of its operations, the Group enters into transactions with related parties which include affiliates which the Group has a significant equity interest (10% or more) in the affiliates or has the ability to influence the affiliates’ operating and financing policies through significant shareholding, representation on the board of directors, corporate charter and/or bylaws. In the normal course of business, the Group enters into sales, service and financing transactions with these related parties. All transactions with related parties are conducted on the same commercial terms that are normally conducted with unrelated third parties.
In addition to transactions disclosed elsewhere in these consolidated financial statements, the Group had the following transactions with affiliates:

Year ended December 31	2007	2006
Sales of goods	$2,172	$37,372
Interest income	1,436	69
Fee income	5,763	2,323
Dividend income	3,982	389
Purchases of goods	103,025	208,282
Interest expense*	3,853	50
General and administrative/fee expense	260	368

*	including interest on MFC Preferred Shares
Furthermore, the Group recognized credit losses of $1,593 and $1,118, respectively, relating to receivables from affiliates in 2007 and 2006. In 2007, the Group acquired common shares of $64 in a non-wholly-owned subsidiary from an affiliate and sold an investment in a private company to the same affiliate for $50. The Group also paid management fees of $53 and $72, respectively, in 2007 and 2006 to a corporation of which one of MFC’s former directors (who resigned in October 2007) is an officer.

Note 26. Commitments and contingencies
Leases
Future minimum commitments under long-term non-cancellable leases are as follows:

Year	Amount
2008	$954
2009	556
2010	22
2011	10
2012	—
Thereafter	—

$1,542

Rent expense was $984 and $766 for the years ended December 31, 2007 and 2006, respectively.
Litigation
The Company and its subsidiaries are subject to litigation in the normal course of business. Management considers the aggregate liability which may result from such litigation not material at December 31, 2007.
Guarantees
As at December 31, 2007, the Group had issued guarantees up to a maximum of $371,737 to its trading and financing partners in the normal course of its commodities and natural resources trading activities. As of December 31, 2007, $59,809 has been used and outstanding, and there has been no claim against the guarantees.
Commitment
The Group has granted a credit facility up to $20,000 to an affiliate, of which $12,852 had been drawn and outstanding as at December 31, 2007. The credit facility is to expire on December 31, 2012 or, if extended, June 30, 2013 (Note 3).
As at December 31, 2007, the Group had open purchase contracts aggregating $2,399 and open sale contracts aggregating $8,750, with respect to its commodities and natural resources trading.

Note 27. Financial instruments
The fair value of financial instruments at December 31 is summarized as follows:

	2007		2006
		Fair		Fair
	Carrying amount	value	Carrying amount	value
Financial Assets
At fair value through profit or loss:
Cash and cash equivalents	$183,903	$183,903	$99,078	$99,078
Short-term securities	39,904	39,904	36,603	36,603
Derivative assets	458	458	—	—
Loans and receivables:
Loans	13,861	15,319	7,587	7,587
Current receivables*	35,494	35,494	28,587	28,587
Non-current receivables	972	972	625	625
Available-for-sale securities that have a quoted market price in an active market:
Short-term securities	5,811	5,811	—	—
Long-term securities	4,528	4,528	3,370	3,370
Available-for-sale instruments that do no have a quoted market price in an active market:
Long-term securities, unlisted	1,461	1,461	33	33
Restricted stock:
Short-term securities	269	269	184	184
Long-term securities	9,357	9,357	9,357	9,357
Fair value hedge:
Derivative assets	1,101	1,101	—	—
Financial Liabilities
Other financial liabilities:
Current financial liabilities	85,185	85,185	53,000	53,000
Payables and accrued expenses	56,716	56,716	36,879	36,879
Debt	28,068	26,212	4,910	4,855
Long-term financial liabilities	9,357	9,357	9,357	9,357
MFC Preferred Shares	91,956	91,956	77,976	77,976

*	not including derivative financial instruments
The fair value of cash and cash equivalents is based on reported market value. The fair values of listed investments are based on quoted market prices. The unlisted securities are based on their estimated net realizable values. The fair values of current receivables, financial liabilities and payables and accrued expenses, due to their short-term nature and normal trade credit terms, approximate their carrying values. The fair values of non-current receivables, long-term debt and long-term financial liabilities are determined using discounted cash flows at prevailing market rates of interest for a similar instrument with a similar credit rating. The fair values of the derivative financial instruments are based on a quoted price or the Group’s valuation techniques if the quoted price is not available. The fair values of MFC Preferred Shares are determined by the Group’s valuation process. Restricted stock is not considered to be quoted in an active market and their carrying amounts are deemed to be their fair values. The long-term financial liability and the long-term restricted securities offset each other.
Generally, management of the Group believes that the current financial assets and financial liabilities, due to their short-term nature, do not pose significant financial risks. The Group uses various financial instruments to manage its exposure to various financial risks. The policies for controlling the risks associated with financial instruments include, but are not limited to, standardized company procedures and policies on matters such as hedging of risk exposures, avoidance of undue concentration of risk and requirements for collateral (including letters of credit) to mitigate credit risk.
Many of the Group’s strategies, including the use of derivative instruments and the types of derivative instruments selected by the Group, are based on historical trading patterns and correlations and the Group’s management’s expectations of future events. However, these strategies may not be fully effective in all market environments or against all types of risks. Unexpected market developments may affect the Group’s risk management strategies during this time, and unanticipated developments could impact the Group’s risk management strategies in the future. If any of the variety of instruments and strategies the Group utilizes are not effective, the Group may incur losses.

The nature of the risk that the Group’s financial instruments are subject to is set out in the following table:

Risks
Market risks
Financial instrument	Credit	Liquidity	Currency	Interest rate	Other price
Cash and cash equivalents	X		X	X
Securities			X	X	X
Derivative assets	X	X	X		X
Loans and receivables	X		X	X
Financial liabilities		X	X
Payables and accrued expenses		X	X
Long-term debt			X	X
MFC Preferred Shares			X
Interest rate risk
Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates. Short-term financial assets and financial liabilities are generally not exposed to interest rate risk, because of their short-term nature. The majority of the Group’s long-term debt is not exposed to interest rate cash flow risk as the interest rate has been fixed, though they are exposed to interest rate price risk.
Sensitivity analysis:
At December 31, 2007, if interest rates at that date had been 50 basis points (0.50% per annum) lower or higher with all other variables held constant, there would have been no material impact on the Group’s after-tax net income or other components of equity.
Credit risk
Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. Financial instruments which potentially subject the Group to concentrations of credit risk consist of cash and cash equivalents, derivatives and loans and receivables. The Group has deposited the cash and cash equivalents with reputable financial institutions, from which management believes the risk of loss to be remote. The Group has trade receivables from various entities including customers and affiliates and they are not concentrated in any specific geographic area. Management does not believe that any single customer or geographic region represents a significant credit risk. Credit risk concentration with respect to trade receivables is limited due to the Group’s large and diversified customer base. Credit risk from trade receivables is remote since the customers generally have high credit quality and/or provide letters of credit, bank guarantees, credit insurance and other credit enhancements. The credit ratings are performed by the Group internally. Generally, the trade receivables are factored under a non-recourse financing agreement with a bank upon invoicing.
The credit period for trade receivables is between 14-175 days, depending on product type, sale market and export country. As at December 31, 2007, and the Group provided for an allowance for credit losses of $3,021 for the past due accounts.
The Group had a few loans outstanding as at December 31, 2007. The Group from time to time makes loans to affiliates or third parties as part of the Group’s propriety investments. Due to the nature of the propriety investments which involve a great deal of work to analyze and monitor a company’s business and financial information, management does not believe that any single borrower represents a significant credit risk.

The maximum credit risk exposure as at December 31, 2007 is computed as follows:

Amounts recognized on the consolidated balance sheet
Cash and cash equivalents	$183,903
Derivative assets	1,559
Loans and receivables	50,327

235,789

Amount of credit facility committed but not drawn (Note 26)	7,148
Amount of indebtedness due from KHD and offset by MFC Preferred Shares (Note 18)	37,446
Guarantees (Note 26)	371,737

Maximum credit risk exposure	$652,120

As at December 31, 2007, the Group had issued guarantees up to a maximum of $371,737 to its trading and financing partners in the normal course of its commodities and natural resources trading activities. As of December 31, 2007, $59,809 has been used and outstanding, and there has been no claim against the guarantees. In the past two years, no claim has been made against the guarantees issued by the Group. Typically, these guarantees are issued on behalf of the Group’s trading and financing partners and, in case of non-performance by a trading or financing partner and a claim is made against the Group, the Group can make the claim against the defaulting trading or financing partner to recover the loss.
Currency risk
Currency risk is the risk that the value of a financial instrument will fluctuate due to changes in foreign exchange rates. Currency risk does not arise from financial instruments that are non-monetary items or from financial instruments denominated in the functional currency. The Group operates internationally and is exposed to risks from changes in foreign currency rates, particularly Euros and U.S. dollars. In order to reduce the Group’s exposure to foreign currency risk, the Group may use foreign currency forward contracts and options to protect its financial position. As at December 31, 2007 and 2006, the Group did not have any currency derivative financial instruments outstanding.
Sensitivity analysis:
The major trading currencies of the Group are U.S. dollars and Euro.
At December 31, 2007, if the U.S. dollar had weakened 10% against the local functional currencies with all other variables held constant, after-tax net income for the year would have been $5,687 higher. Conversely, if the U.S. dollar had strengthened 10% against the local functional currencies with all other variables held constant, after-tax net income would have been $4,585 lower. The reason for such change is primarily due to certain Euro- and Canadian dollar-denominated financial assets held an entity whose functional currency is U.S. dollars. There would have been no material impact on other components of equity in either case.
At December 31, 2007, if the Euro had weakened 10% against the local functional currencies with all other variables held constant, after-tax net income for the year would have been $3,986 lower. Conversely, if the Euro had strengthened 10% against the local functional currencies with all other variables held constant, after-tax net income would have been $3,982 higher. The reason for such change is primarily due to certain Euro-denominated financial assets held by entities whose functional currency is not Euros. There would have been no impact on other components of equity in either case.
Other price risk
Other price risk is the risk that the value of a financial instrument will fluctuate as a result of changes in market prices, whether those changes are caused by factors specific to the individual instrument or its issuer or factors affecting all instruments traded in the market. The Group’s other price risk includes equity price risk with respect to the Group’s investments in securities. The Group does not hold any asset-backed securities.
The Group buys and sells commodities future contracts on the London Metal Exchange. These contracts usually meet the conditions for fair value hedges as stipulated in IAS 39 and management concludes that these fair value hedges are highly effective in achieving offsetting changes in fair value attributable to the hedged risk, consistently with the originally documented risk management strategy for that particular hedging relationship. Accordingly, the Group does not have any material commodities price risk with respect to its commodities derivative contracts because any fair value change on the hedging instrument will be offset by the change in the carrying amount of the hedged item.

Sensitivity analysis:
At December 31, 2007, if the equity price in general had weakened 10% with all other variables held constant, after-tax net income for the year would have been $3,816 lower, and other components of equity would have been $978 lower. Conversely, if the equity price in general had strengthened 10% with all other variables held constant, after-tax net income would have been $3,702 higher, and other components of equity would have been $978 higher.
Liquidity risk
Liquidity risk is the risk that an entity will encounter difficulty in raising funds to meet commitments associated with financial instruments. The Group is not subject to material liquidity risks because of its strong cash balance and working capital position.
Generally, trades payables are due within 60 days and other payables and accrued expenses are due within one year. Please also refer to Note 16 for debt maturity schedule.
As of December 31, 2007, the Group did not have significant purchase obligations (Note 26).
The Company has granted a credit facility up to $20,000 to an affiliate, of which $12,852 had been drawn and was outstanding as at December 31, 2007. An amount of $7,148 can be drawn by the affiliate at any time.
Cash flow risk
Cash flow risk is the risk that future cash flows associated with a monetary financial instrument will fluctuate in amount. The Group is not exposed to material cash flow risk as the Group does not have significant long-term floating interest rate financial assets and financial liabilities.
Concentration risk
Management determines the concentration risk threshold amount as any single financial asset (or liability) exceeding 10% of the aggregate financial assets (or liabilities) in the Group’s consolidated balance sheet. The Group identified that MFC Preferred Shares represented a material concentration risk as at December 31, 2007, which had a carrying value of $91,956. The sole holder of MFC Preferred Shares is KHD. There is one common director between MFC and KHD. MFC Preferred Shares are share capital in legal format, although they are classified and presented as financial liabilities in the consolidated financial statements in accordance with IAS 32.
The Group regularly maintains cash balances in financial institutions in excess of insured limits. The Group has deposited the cash and cash equivalents with reputable financial institutions, and management believes the risk of loss to be remote.
In addition to information disclosed elsewhere in these financial statements, the Group had significant items of income, expenses, and gains and losses resulting from financial assets and financial liabilities which were included in the result of operations in 2007 as follows:

	2007
Net gains on financial liabilities measured at amortized cost (debt extinguishment)	$466
Total interest income on financial assets not at fair value through profit or loss	1,437
Total interest expense on financial liabilities not at fair value through profit or loss	4,149	*
Total dividend income on financial assets at fair value through profit or loss	84
Total dividend income on financial assets classified as available-for-sale	2,366
Fee income arising from financial assets that are not at fair value through profit or loss	4,218
Fee expense arising from financial liabilities that are not at fair value through profit or loss	10

*	including expense of $3,853 on MFC Preferred Shares

Note 28. Segment information
The Group has one principal business which is merchant banking business whose principal activities focus on provision of financial services. This includes financial advisory services, proprietary investing and trading activities on an international basis which are facilitated by the Group’s trading subsidiaries. The Group seeks investments in many industries, emphasizing those business opportunities where the perceived intrinsic value is not properly recognized. The Group uses its financial and management expertise to add or unlock value within a relatively short time period. The Group also trades in commodities and natural resources, engages in logistics business and provides trade financing. The business activities of the financial services and trading are integrated and interdependent as the Group deals with some of its major clients or customers in both financial services and trading activities. Services to these clients and customers share the use of the same pool of human and capital resources with respect to finance, accounting, general support and risk management.
The Group also has trading in medical equipment, instruments and supplies. The Group does not consider this trading activity as a reportable segment as none of its revenue, profit or loss and assets, both individually and in aggregate, results in 10% or more of the combined revenue, profit or loss or assets.
The Company is incorporated in Barbados and maintains an office in Hong Kong SAR, China. The majority of merchant banking activities are conducted through its office in Europe.
The following table presents revenues by geographic areas based upon the customers’ location:

	2007	2006
Africa	$3,551	$189
Asia	35,935	26,544
Europe	450,919	405,789
North America	53,543	10,038

	$543,948	$442,560

There were no revenue concentrations by customer in 2007 and 2006.
The following table presents non-current assets (other than financial instruments, deferred tax assets) by geographic area based upon the location of the assets:

	2007	2006
Asia	$284	$215
Europe	4,938	4,511
North America	524	—

	$5,746	$4,726

Note 29. Information about members of the board of directors
The following table set forth the names of MFC’s directors as at December 31, 2007:

Director	Residency
Michael Smith	Hong Kong SAR, China
Eugene Chen	Shanghai, China
Ravin Prakash	New Delhi, India
During 2007, the Group did not pay any director fees, nor grant any stock options to its directors. At December 31, 2007, the directors beneficially owned the following Class A common shares in the Company:

Director	Number of shares
Michael Smith	85,000
Eugene Chen	None
Ravin Prakash	None
Note 30. Number of employees
As of December 31, 2007, the Group had 119 employees.

APPENDIX “D”
MASS FINANCIAL CORP.
UNAUUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2010

MASS FINANCIAL CORP.
CONSOLIDATED BALANCE SHEETS
June 30, 2010 and December 31, 2009
(U.S. Dollars in Thousands)
(Unaudited)

	June 30,	December 31,
	2010	2009
ASSETS
Current Assets
Cash and cash equivalents	$235,312	$329,554
Securities	17,171	17,196
Restricted cash	2,125	2,466
Loan receivable	12,723	111
Trade and other receivables	27,110	19,778
Inventories	50,759	46,197
Properties for sale	11,675	13,616
Tax receivables	1,747	3,138
Prepaid and other	17,935	5,211

Total current assets	376,557	437,267

Non-current Assets
Restricted cash	28	29
Securities	13,421	5,880
Securities, restricted	—	9,357
Property, plant and equipment	25,280	5,460
Investment property	35,595	41,290
Goodwill	4,793	5,657
Deferred tax assets	3,539	3,317
Equity method investments	4,921	4,074

Total non-current assets	87,577	75,064

	$464,134	$512,331

LIABILITIES
Current Liabilities
Financial liabilities, short-term bank loans	$102,978	$141,016
Trade and other payables and accrued expenses	44,233	45,714
Provisions	1,090	959
Income tax liabilities	840	933
Long-term debt, current portion	1,921	16,071

Total current liabilities	151,062	204,693

Long-term liabilities
Long-term debt, less current portion	50,922	58,097
Financial liabilities	—	9,357
Decommissioning and restoration liabilities	972	—
Deferred tax liabilities	1,953	1,367
Note payable	—	1,672
Other non-current liabilities	26,171	25,829

Total long-term liabilities	80,018	96,322

Total Liabilities	231,080	301,015

EQUITY
Shareholders’ equity
Common stock, net	47,032	46,132
Equity component of convertible debt	620	800
Other reserves	(11,221)	(3,073)
Retained earnings	178,931	166,461

Total shareholders’ equity	215,362	210,320
Noncontrolling interests	17,692	996

Total equity	233,054	211,316

	$464,134	$512,331

The accompanying notes are an integral part of these consolidated financial statements.

MASS FINANCIAL CORP.
CONSOLIDATED STATEMENTS OF OPERATIONS
For Six Months Ended June 30, 2010 and 2009
(U.S. Dollars in Thousands, Except Per Share Amounts)
(Unaudited)

	2010	2009

Revenues from sales, services and other	$170,635	$210,599
Share of the results of associates and joint ventures	3,066	1,898

Total revenues	173,701	212,497

Expenses
Cost of sales	139,907	124,577
General and administrative	13,767	14,884
Interest	4,787	4,920
Other	2,901	3,278

	161,362	147,659

Operating profit	12,339	64,838

Other items
Currency transaction gain (loss)	1,843	(3,836)

Profit before income taxes	14,182	61,002
Provision for income taxes	(805)	(482)

Net income	$13,377	$60,520

Attributable to:
Shareholders of Mass Financial Corp.	$12,470	$60,331
Non-controlling interests	907	189

	$13,377	$60,520

Earnings per share
basic	$0.56	$2.97

diluted	$0.48	$2.22

Number of weighted average shares outstanding, basic	22,244,083	20,333,696

Number of weighted average shares outstanding, diluted	26,478,659	27,264,252

The accompanying notes are an integral part of these consolidated financial statements.

MASS FINANCIAL CORP.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
For Six Months Ended June 30, 2010 and 2009
(U.S. Dollars in Thousands)
(Unaudited)

	2010	2009

Net income	$13,377	$60,520

Net income (loss) recognized directly in equity:
Net exchange translation differences	(4,605)	2,538
Gains (loss) on available-for-sale securities	(3,749)	710

	(8,354)	3,248

Total comprehensive income for the period	$5,023	$63,768

Attributable to:
Shareholders of Mass Financial Corp.	$4,322	$63,570
Minority interests	701	198

	$5,023	$63,768

The accompanying notes are an integral part of these consolidated financial statements.

MASS FINANCIAL CORP.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
For Six Months Ended June 30, 2010 and 2009
(U.S. Dollars in Thousands)
(Unaudited)

	Shareholders’ equity
				Other reserves
			Equity		Available-
	Common stock		component of	Foreign	for-sale		Treasury stock			Non-
	Number		convertible	exchange	fair value	Retained	Number			controlling
	of Shares	Amount	debt	reserve	reserve	Earnings	of shares	Amount	Total	interests	Total equity

As at December 31, 2009	26,107,401	$76,296	$800	$1,784	$(4,857)	$166,461	(4,461,187)	$(30,164)	$210,320	$996	$211,316
Conversion of bonds	1,071,429	900	(180)	—	—	—	—	—	720	—	720
Business combination	—	—	—	—	—	—	—	—	—	15,995	15,995
Net income	—	—	—	—	—	12,470	—	—	12,470	907	13,377
Fair value gains taken to equity	—	—	—	—	(3,751)	—	—	—	(3,751)	2	(3,749)
Exchange translation difference	—	—	—	(4,397)	—	—	—	—	(4,397)	(208)	(4,605)

As at June 30, 2010	22,178,830	$77,196	$620	$(2,613)	$(8,608)	$178,931	(4,461,187)	$(30,164)	$215,362	$17,692	$233,054

As at December 31, 2008	24,528,642	$51,239	$1,000	$516	$(12,172)	$108,576	(5,889,421)	$(33,149)	$116,010	$1,524	$117,534
Cancellation of treasury stock	(1,800,000)	(6,568)	—	—	—	—	1,800,000	6,568	—	—	—
Net income	—	—	—	—	—	60,331	—	—	60,331	189	60,520
Fair value gains taken to equity	—	—	—	—	716		—	—	716	(6)	710
Exchange translation difference	—	—	—	2,523	—	—	—	—	2,523	15	2,538

As at June 30, 2009	22,728,642	$44,671	$1,000	$3,039	$(11,456)	$168,907	(4,089,421)	$(26,581)	$179,580	$1,722	$181,302

The accompanying notes are an integral part of these consolidated financial statements.

MASS FINANCIAL CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For Six Months Ended June 30, 2010 and 2009
(U.S. Dollars in Thousands)
(Unaudited)

	2010	2009

Cash flows from operating activities
Net income	$13,377	$60,520
Adjustments for:
Amortization and depreciation	700	451
Share of the results of associates and joint ventures	(3,066)	(1,898)
Currency transaction (gain) loss	(1,841)	3,836
(Gains) losses on securities at fair value through profit or loss	1,780	(1,914)
(Gains) losses on long-term securities and subsidiaries	(58)	594
Extinguishment of preferred share liability	—	(49,142)
Bad debt expense (recovery)	(2)	225
Deferred income taxes	(149)	51
Warrants received for fees	(3,025)	—
Mark-to-market valuation adjustment on inventories	(4,173)	—
Debt settlements	—	(15,335)
Changes in operating assets and liabilities, net of effects of acquisitions and dispositions:
Short-term securities	(2,588)	(6,041)
Restricted cash	339	15,794
Trade receivables	(9,427)	6,271
Receivables, other	7,617	4,968
Inventories	(4,037)	12,637
Prepaid and other	(12,053)	(9,425)
Trade and other payables and accrued expenses	(2,716)	(11,563)
Financial liabilities, short-term trading loans	(19,332)	38,320
Other	429	443

Cash flows (used in) provided by operating activities	(38,225)	48,792

Cash flows from investing activities
Net increase in loans	(12,612)	(11,779)
(Purchase) sales of long-term securities, net	(11,289)	47
Purchases of property, plant and equipment, net	(398)	(1,263)
Purchases of investment property	—	(249)
Purchases of subsidiary, net of cash acquired	(1,621)	—
Distributions from joint ventures, net	2,169	2,356

Cash flows (used in) provided by investing activities	(23,751)	(10,888)

Cash flows from financing activities
Borrowings	—	3,994
Debt repayments	(11,603)	(3,729)

Cash flows (used in) provided by financing activities	(11,603)	265

Exchange rate effect on cash and cash equivalents	(20,663)	4,961

Increase in cash and cash equivalents	(94,242)	43,130
Cash and cash equivalents, beginning of period	329,554	201,622

Cash and cash equivalents, end of period	$235,312	$244,752

Cash and cash equivalent at end of period consisted of:
Cash and deposits	$233,970	$203,252
Money market funds	1,342	41,500

	$235,312	$224,752

The accompanying notes are an integral part of these consolidated financial statements.

MASS FINANCIAL CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2010
(Unaudited)
Note 1. Basis of Presentation
The interim consolidated financial statements include the accounts of Mass Financial Corp. (“MFC”) and its subsidiaries (collectively, the “Company” or the “Group”). The notes are stated in United States dollars (except for per share amounts or unless otherwise indicated), as rounded to the nearest thousands.
The interim period consolidated financial statements have been prepared by the Company in accordance with International Financial Reporting Standards (“IFRS”), which include International Accounting Standards (“IAS”) and Interpretations adopted by the International Accounting Standards Board (the “IASB”). The preparation of financial statements is based on accounting principles and practices consistent with those used in the preparation of the most recent annual financial statements. Certain information and footnote disclosure normally included in the consolidated financial statements prepared in accordance with IFRS have been condensed or omitted. These interim consolidated financial statements should be read together with the audited consolidated financial statements and the accompanying notes included in the Company’s latest annual report.
The preparation of financial information requires the use of estimates and assumptions about future conditions. Use of available information and application of judgment are inherent in the formation of estimates. Management’s best estimates are based on the facts and circumstances available at the time estimates are made, historical experience, general economic conditions and trends, and management’s assessment of probable future outcomes of these matters. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period.
The measurement procedures followed in the interim financial statements are designed to ensure that the resulting information is reliable and that all material financial information that is relevant to an understanding of the financial position or performance of the Company is appropriately disclosed. While measurements in both annual and interim financial statements are often based on reasonable estimates, the preparation of interim financial statements generally requires a greater use of estimation methods than annual financial statements. Actual results in the future could differ from these estimates, and such differences could be material.
In the opinion of the Company, its interim consolidated financial statements contain all normal recurring adjustments necessary in order to present a fair statement of the results of the interim periods presented. The results of the periods presented herein may not be indicative of the results for the entire year. There is no impact from seasonality or cyclicality on the Company’s interim operations.
The condensed interim consolidated financial statements have not been audited or reviewed by the Company’s auditors.
Certain prior period amounts have been reclassified to conform to the current period’s presentation.
Note 2. Nature of Business
The Group is in the merchant banking business and its principal activities focus on provision of financial services. This includes proprietary investing and trading activities on an international basis which are facilitated by the Group. The Group seeks investments in many industries, emphasizing those business opportunities where the perceived intrinsic value is not properly recognized. The Group uses its financial and management expertise to add or unlock value. The Group also purchases commodities, properties and provides trade financing.
The Group’s operations include commodities and properties, principally for its own account. To a lesser extent, the Group also acts as an agent for clients. The commodities, financing and properties are primarily conducted through subsidiaries.

Note 3. Foreign Currency Translation and Transaction
The presentation currency (or reporting currency) of MFC is United States dollars. Where the financial statements of subsidiaries are presented in a currency other than United States dollars, their reported figures are translated into United States dollars. Pursuant to IAS 21, the Effects of Changes in Foreign Exchange Rates, assets, liabilities, contingent liabilities and other financial obligations of self-sustaining subsidiaries are translated at the closing rate at the date of the balance sheet and revenues and expenses are translated at exchange rates at the dates of the transactions. The resulting currency translation adjustments are recognized as a separate component of equity and do not affect earnings.
Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the local functional currency are included in the consolidated statements of operations.
Note 4. Accounting Policies
In 2010, the Group adopted the following standards and amendments to existing standards which are effective in the current accounting period and relevant to its operations:

IFRS 3 (Revised)	Business Combinations
Amendments to IAS 27	Consolidated and Separate Financial Statements
Amendments to IFRS 39	Eligible Hedged Items
IFRC 17	Distribution of Non-cash Assets to Owner
With the exception of IFRS 3 (Revised) and amendments to IAS 27, there are no changes in accounting policies that affect the Group’s financial statements resulting from adoption of the above standards and amendments.
Business Combinations
Pursuant to IFRS 3 (Revised), a business combination is generally accounted for by applying the acquisition method whereby the identifiable assets acquired and the liabilities assumed are measured at their acquisition-date fair values.
IFRS 3 (Revised) and the related amendment to IAS 27 provide guidance for applying the acquisition method for business combinations. The major changes from the previous standards include: the immediate expensing of all acquisition-related costs, the inclusion in the cost of acquisition of the fair value at acquisition date of any contingent purchase consideration, the remeasurement of previously held equity interest in the acquiree at fair value in a business combination achieved in stages, and accounting for changes in a parent’s ownership interest in a subsidiary undertaking that do not result in the loss of control as equity transactions. The adoption of IFRS 3 (Revised) and the related amendment to IAS 27 has resulted in changes in the accounting policies for goodwill and change in attributable interests in subsidiary undertakings. Until December 31, 2009, acquisition-related costs were included in the cost of a business combination; contingent purchase consideration was recognized in goodwill as incurred; the cost of each exchange transaction in a business combination achieved in stages was compared with the fair values of the acquiree’s identifiable net assets to determine the amount of goodwill associated with that transaction; the difference between the cost of acquisition and the carrying amount of the proportion of minority interest acquired in respect of an increase in attributable interest in a subsidiary undertaking was recognized as goodwill or credited to profit and loss as discount on acquisition, where appropriate; and the difference between the proceeds and the carrying amount of the proportion sold in respect of a decrease in attributable interest in a subsidiary undertaking was recognized as profit or loss on disposal. The Group continues to measure non-controlling interest in an acquiree in a business combination at the non-controlling interest’s proportionate share of the acquiree’s identifiable net assets.
If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, the Group shall report in its financial statements provisional amounts for the items for which the accounting is incomplete. During the measurement period, the Group shall retrospectively adjust the provisional amounts recognised at the acquisition date to reflect new information obtained about facts and circumstances that existed as of the acquisition date and, if known, would have affected the measurement of the amounts recognised as of that date. During the measurement period, the Group shall also recognise additional assets or liabilities if new information is obtained about facts and circumstances that existed as of the acquisition date and, if known, would have resulted in the recognition of those assets and liabilities as of that date. The measurement period ends as soon as the Group receives the information it was seeking about facts and circumstances that existed as of the acquisition date or learns that more information is not obtainable. However, the measurement period shall not exceed one year from the acquisition date.

Interest in a Joint Venture
In connection with an acquisition of an energy company (see Note 5), the Group conducts certain energy activities through joint ventures where the ventures have a direct ownership interest in, and jointly control, the assets of the venture. The Group recognizes, on a line-by-line basis in the consolidated financial statements, its share of the assets, liabilities, income and expenses of these jointly controlled assets.
Note 5. Acquisition of a Subsidiary
In a series of transactions, which were completed on June 30, 2010, MFC subscribed for approximately 17.8% of the common shares of Canoro Resources Ltd. (“Canoro”) for cash of $3,163 under a private placement and acquired approximately 35.1% of the common shares for cash of $11,766 under a rights offering. As a result, MFC currently owns and controls approximately 52.9% of the total outstanding common shares and commenced to consolidate the acquiree from June 30, 2010.
In addition, pursuant to an investment agreement with respect to the rights offering, MFC received 34,692,791 warrants, each exercisable within six months into one common share at a subscription price of CAN$0.10 per share.
Pursuant to a credit agreement, MFC has granted a facility up to $35,000 for a term of two years and a structured facility up to $40,000 for a term of five years. The loans are convertible into the common shares and are secured by all the assets. No facility was drawn at June 30, 2010.
The acquisition was accounted for as a business combination pursuant to IFRS 3 (Revised). The subsidiary operates energy business and has resources in India. The reason of the acquisition is to develop energy projects. The aggregated cost of the acquisition (including warrants) totaled $17,964. The fair value of the assets acquired and liabilities assumed at the acquisition date was allocated as follows:

Cash	$13,319
Other current assets	8,937
Property, plant and equipment	20,458
Current liabilities	(7,783)
Non-current liabilities	(972)
Non-controlling interests	(15,995)

Total identifiable net assets acquired	$17,964

Total consideration transferred	$17,964

This business combination was not considered as a material business combination. No intangible assets were recognized.
The consolidated revenue and net income for the current reporting period would be $177,054 and $10,726, respectively, had the subsidiary been acquired as of January 1, 2010.
The initial accounting for the business combination of the subsidiary is incomplete by June 30, 2010 as a result of certain litigations (see Note 9) and, therefore, the amounts for the balance sheet items are provisional only. The provisional amounts recognized at the acquisition date shall be retrospectively adjusted during the measurement period to reflect new information to be obtained. The measurement period should not exceed June 30, 2011.
Note 6. Current Financial Liabilities
Short-term bank loans comprised the following at June 30, 2010:

Short-term bank loans	$94,208
Structured trade finance	8,770

$102,978

As at June 30, 2010, the Group had credit facilities aggregating $396,767 for its commodities activities as follows:
The Group had credit facilities aggregating $292,306, of which $91,925 were for structured trade finance (“STF”) and the balance of $200,381 were for either STF or short-term bank loans. Short-term bank loans are used to finance the Group’s day-to-day business, primarily trade financing and activities in commodities. The banks generally charge an interest rate at inter-bank rate plus an interest margin. The facilities are renewable on a yearly basis. STF is a special trade financing. The margin is negotiable when the facility is used.
In addition, the Group had a non-recourse factoring arrangement with a bank up to a credit limit of $104,461 for the Group’s commodities activities, of which $35,764 were used as at June 30, 2010. Generally, the Group factors all of its trade receivable accounts upon invoicing, at inter-bank rate plus a margin. The factoring facility is renewable on a yearly basis.
Note 7. Revenues
The majority portion of the revenues are derived from sales of commodities. The remaining portion are derived from the provision of consulting and financial services and net realized and unrealized gains/losses on the securities.
The Group’s total revenues comprised the following for the six months ended June 30, 2010 and 2009, respectively:

	2010	2009
Commodities	$99,765	$88,103
Trade and financial services	59,209	43,430
Debt settlements	—	15,335
Interest and dividend	3,719	7,475
Extinguishment of preferred share liability	—	49,142
Securities and investment property	1,617	1,155
Equity income	3,066	1,898
Other income	6,325	5,959

Total revenues	$173,701	$212,497

Note 8. Related Party Transactions
In the normal course of its operations, the Group enters into transactions with related parties which include affiliates which the Group has a significant equity interest (10% or more) in the affiliates or which has the ability to influence the affiliates’ or the Group’s operating and financing policies through significant shareholding, representation on the board of directors, corporate charter and/or bylaws. In the normal course of business, the Group enters into sales, service and financing transactions with these related parties. All transactions with related parties are conducted on the same commercial terms that are normally conducted with unrelated third parties.
In addition to transactions disclosed elsewhere in these consolidated financial statements, the Group had the following transactions with affiliates during the period ended June 30, 2010:

Sales of goods	$248
Interest income	171
Fee income	952
Purchase of goods	2,432
Interest expense	16
General and administrative expense	26
As at June 30, 2010, the Group had following balance sheet items with affiliates:

Current loan receivable	$12,723
Trade receivables	40
Other receivables	75
Prepaid and other	12,976
Non-current securities	1,268
Trade payable	448
Other payables and accrued expenses	187
In addition, in March 2010, MFC and the prior owner entered into: (i) an agreement whereby MFC agreed to offset its note payable of $1,672 plus accrued interest thereon against its receivables due from the prior owner; and (ii) agreements whereby MFC agreed to unwind MFC’s restricted securities and the long-term financial liabilities. The transactions resulted in no gain or loss to both parties. Furthermore, in June 2010, MFC granted temporary bridge financing of $8,000 to the affiliate. The affiliate did not pay any interest and fees to MFC in relation to such bridge financing.

Note 9. Changes in Contingent Liabilities Since the Last Annual Balance Sheet
Litigation
The Company and its subsidiaries are subject to litigation in the normal course of business. Management considers the aggregate liabilities which may result from such litigation not material at June 30, 2010, except for the following:
On June 1, 2010, Canoro received a Show Cause Notice (the “Notice”) from the Government of India Ministry of Petroleum and Natural Gas (“MOPNG”) alleging that Canoro had, by way of the transactions under the investment agreement with MFC, violated the Production Sharing Contract (“PSC”) respecting Amguri. On August 14, 2010, Canoro served notice on the MOPNG, referring the matter to an arbitration tribunal. On August 30, 2010, Canoro announced that the MOPNG had provided a notice that it was terminating the Amguri PSC. On August 31, 2010, Canoro obtained an ad interim injunction from the Indian Court prohibiting termination of the Amguri PSC. The ad interim injunction has been granted until November 5, 2010, being the date of the next scheduled hearing of the matter. The question of whether Canoro is in breach of the Amguri PSC remains subject to determination by an arbitration tribunal.
Canoro’s Amguri project is its primary operating asset. A termination of the Amguri PSC may result in the Company losing all or a substantial portion of its investment in the Amguri project, and may have a material adverse affect on the results of operations and financial position of the Company. Based upon its current assessment, management believes that the MOPNG’s termination of the Amguri PSC lacks merit. However, due to the inherent nature of litigation, management can provide no assurances as to the eventual outcome.
Canoro has received an arbitration notice from Assam Company India Ltd. (“ACIL”) in August 2010 subsequent to the High Court directive in the case filed by ACIL for the “Injunction of the Investment agreement with MFC”.
Off-Balance Sheet Guarantees
As at June 30, 2010, the Group had issued guarantees up to a maximum of $26,435 to its trading and financing partners in the normal course of its commodities activities. As of June 30, 2010, $1,929 has been used and outstanding and has not been recorded as liabilities in the consolidated balance sheet. There has been no claim against the guarantees.
Commitment
The Group has granted a credit facility up to $20,000 to an affiliate, of which $12,723 had been drawn and outstanding as at June 30, 2010. The credit facility is to expire in December 2010 and may be extended for one additional term of up to six months at the option of the Group. (See Note 11.)
The Group, as a result of the consolidation of Canoro, is required, pursuant to PSCs in India, to perform minimum exploration activities that include the drilling of exploration wells. These obligations, which amount to $2,300 in the year, have not been provided for in the financial statements.
In 2007 and 2009, Canoro entered into two limited-recourse funding agreements of $10,000 and $4,000, respectively, for its capital expenditure programs in India with a private fund based in Jersey, Channel Islands (the “Fund”). The Fund is only entitled to receive repayments based on Canoro’s share of gross revenue from the particular fields at pre-determined percentages. The agreements also provides that Canoro shall have the option to buy back the Fund’s entitlements, after recovery of initial investment, with a pre-determined payment of $12,750 and $5,100, respectively, prior to December 31, 2012. If any of the options is exercised by Canoro, the Fund will be granted, subject to Toronto Stock Exchange’s approval, warrants to subscribe for 5,000,000 and 2,000,000, respectively, common shares of Canoro.

Note 10. Financial Instruments — Additional Disclosure
Reclassification of a financial instrument asset
During the second half of 2008, in the midst of the world’s financial crisis and in response to the amendments to IFRS 7, Reclassification of Financial Assets, the Group, after concluding that the 2008 financial crisis was a rare situation, reclassified a short-term security out of the fair value through profit and loss category into the long-term available-for-sale category.
Pursuant to IFRS 7, additional information on the reclassified security during the six months ended June 30, 2010 is as follows:

Carrying amount of the financial asset that has been reclassified	$157
Fair value of the financial asset that has been reclassified	157
Fair value gain (loss) which would have been recognized in net income*	(31)

*	The amount was included in the equity section directly.
There was no security which as reclassified into available-for-sale category out of held-for-trading category during the current period.
Derivatives
In the normal course of business, the Group entered into derivative contracts. As at June 30, 2010, the Group had the following derivative positions outstanding:

Nature of derivatives	Notional amount	Holding Gain	Holding Loss
Foreign exchange	$61,170	$—	$1,963
Commodities	48,446	1,057	655
Note 11. Subsequent Event
On September 2, 2010, MFC and an affiliate entered into the a bonding and facilities continuation agreement whereby MFC extended the maturity date of the facility of $20,000 to December 8, 2011 or, if extended, the day so elected by MFC shall be no later than six months after December 8, 2011.
Note 12. Approval of Consolidated Financial Statements
The board of directors of MFC approved the interim consolidated financial statements for period ended June 30, 2010 on September 15, 2009.

APPENDIX “E”
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION
The unaudited pro forma condensed consolidated balance sheet as of June 30, 2010 (the “Pro Forma Balance Sheet”) and the unaudited pro forma condensed consolidated statements of operations for the six months ended June 30, 2010 and for the year ended December 31, 2009 (the “Pro Forma Income Statements” and, together with the Pro Forma Balance Sheet, the “Pro Forma Statements”) are based on the historical financial statements of Terra Nova and Mass after giving pro forma effect to Terra Nova’s acquisition of Mass and the assumptions and adjustments described in the notes herein. Under the terms of the Agreement, Terra Nova intends to acquire all of the outstanding Mass Shares by way of a tender offer of one Terra Nova Common Share for each Mass Share (the “Transaction”) and, if applicable, a subsequent transaction which would result in the issuance of 25,001,089 Terra Nova Common Shares.
We have prepared the Pro Forma Statements by applying pro forma adjustments in accordance with generally accepted accounting principles in Canada and as described below, which are expected to have a continuing impact on the Company.
The Pro Forma Balance Sheet gives effect to the Transaction to the extent not already included in our interim consolidated balance sheet, as if it had occurred on June 30, 2010. The Pro Forma Income Statements give effect to the Transaction to the extent not already included in our interim consolidated statement of operations for the six months ended June 30, 2010 and the year ended December 31, 2009 as if the Transaction was successfully completed on January 1, 2009 and 2010, respectively.
The assumptions underlying the pro forma adjustments are based on currently available information that management believes is reasonable and in accordance with Canadian GAAP. In particular, for the purposes of the Pro Forma Statements:
•	the Terra Nova Common Shares to be issued pursuant to the Transaction have been valued based upon their closing trading price at September 28, 2010, being $7.35 per share; and
•
the assets of Mass, being acquired pursuant to the Transaction are valued at their net book value as at June 30, 2010, being $215.3 million plus $18.0 million for the increase in fair value for Mass’s resource properties and adjusted to reflect the conversion to shares of debt instruments.

Because the Pro Forma Statements address a hypothetical situation, they do not, and are not intended to, represent or be indicative of the consolidated results of operations or financial position of Terra Nova that would have been reported had the Transaction been completed as of the dates presented, and should not be taken as representative of the future consolidated results of operations or financial position of Terra Nova.
The Pro Forma Statements do not reflect:
•	any operating efficiencies and cost savings that we may achieve with respect to the combined companies; and
•	how Terra Nova and Mass determined the exchange ratio for the Transaction, which was based upon the fully-diluted adjusted net book value per share of each party.
In particular, the Pro Forma Statements do not reflect adjustments for certain items that have already occurred in respect of Terra Nova subsequent to June 30, 2010. The Offer is part of a several step transaction designed to effect a combination with an exchange ratio based upon the fully-diluted net book value per share of each company adjusted in the case of Terra Nova to reflect its recently completed Rights Offering, its distribution to its shareholders of shares of KID on September 23, 2010, the change in fair value for its Wabush royalty interest and the after-tax recovery for past royalty underpayments, excluding pending claims for interest and costs (the “Arbitration Award”). In the case of Mass, its net book value was adjusted to reflect the fair value of its resource interests and the conversion to shares of certain debt instruments. Based upon the foregoing adjustments, for the purposes of the Offer, the parties determined that the diluted adjusted net book value per share of each party was approximately equal as a basis for the one to one share exchange.

The share price for Terra Nova Common Shares may be impacted by, among other things: (i) the Offer; (ii) future distributions of Terra Nova’s shares of KID; (iii) the Arbitration Award; and (iv) the change in the fair value of the Wabush royalty interest.
The pro forma adjustments related to the Transaction are based on information obtained to date and are subject to revision. In particular, the allocation of the purchase price is preliminary, assumes estimated fair values based upon the current market value of Terra Nova Common Shares and the book value of Mass’s assets plus an amount to increase the fair value of certain resource properties and adjusted to reflect the conversion of certain debt instruments. They will be adjusted following a complete assessment of the fair value of net assets acquired. A final determination of these fair values will reflect our consideration of final valuations prepared by management using the assistance of third-party appraisers. These final valuations will be based on the actual acquired identifiable assets and assumed liabilities that existed and the value of Terra Nova Common Shares as of the closing date of the Transaction. Such adjustments could have a material impact on the Pro Forma Statements included herein. These impacts could include a recognition of goodwill. If it is ultimately determined that the fair value of acquired identifiable assets and assumed liabilities exceeds the aggregate purchase price, any excess of fair value of acquired identifiable assets and assumed liabilities over purchase consideration (the “Excess”) will be recognized immediately in our statement of operations.
The Pro Forma Statements should be read in conjunction with the:
•	accompanying notes to the Pro Forma Statements;
•
separate unaudited historical consolidated financial statements of Terra Nova as of and for the six months ended June 30, 2010, included in Terra Nova’s Interim Report on Form 6-K for the three and six months ended June 30, 2010;

•	separate historical consolidated financial statements of Terra Nova for the year ended December 31, 2009, included in Terra Nova’s annual report on Form 20-F for the year ended December 31, 2009;
•	separate unaudited historical consolidated financial statements of Mass as of and for the six months ended June 30, 2010, included in this information circular; and
•	separate historical consolidated financial statements of Mass for the year ended December 31, 2009, included in this information circular.

TERRA NOVA ROYALTY CORPORATION
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
As at June 30, 2010
(In thousands)

	Terra Nova[1]	Mass[2]	Combined[3]	Pro Forma	Pro Forma
	Historical	Historical	Historical	Adjustments	Totals[11]
ASSETS
Current Assets
Cash and cash equivalents	$71,202	$235,312	$306,514	$—	$306,514
Securities	13,666	17,171	30,837	(11,073)[4]	19,764
Restricted cash	—	2,125	2,125	—	2,125
Note and loan receivables	8,000	12,723	20,723	(12,723)[5]	8,000
Other receivables	5,789	27,110	32,899	(209)[6]	32,690
Amount due from a former subsidiary	1,754	—	1,754	—	1,754
Inventories	—	50,759	50,759	—	50,759
Property for sale	—	11,675	11,675	—	11,675
Tax receivables	—	1,747	1,747	—	1,747
Contract deposits, prepaid and other	773	17,935	18,708	—	18,708
Future income tax assets	158	—	158	—	158

Total current assets	101,342	376,557	477,899	(24,005)	453,894

Non-current Assets
Restricted cash	—	28	28	—	28
Securities	—	13,421	13,421	12,723 [5]	26,144
Investment in a former subsidiary	116,909	—	116,909	—	116,909
Property, plant and equipment	110	25,280	25,390	18,000 [8]	43,390
Interest in resource property	26,143	—	26,143	—	26,143
Investment property	—	35,595	35,595	—	35,595
Equity method investments	—	4,921	4,921	—	4,921
Future income tax assets	2,426	3,539	5,965	—	5,965
Goodwill	—	4,793	4,793	(4,793)[8]	—

Total non-current assets	145,588	87,577	233,165	25,930	259,095

	$246,930	$464,134	$711,064	$1,925	$712,989

LIABILITIES AND EQUITY
Current Liabilities
Accounts payable and accrued expenses	$2,326	$44,233	$46,559	$(209)[6]	$46,350
Debt, current portion	—	1,921	1,921	—	1,921
Financial liabilities, short-term bank loans	—	102,978	102,978	—	102,978
Provisions	—	1,090	1,090	—	1,090
Income tax liabilities	553	840	1,393	—	1,393
Deferred credit, future income tax assets	158	—	158	—	158
Dividend payable	37,326	—	37,326	—	37,326

Total current liabilities	40,363	151,062	191,425	(209)	191,216
Long-term liabilities
Debt, less current portion	—	50,922	50,922	(2,610)[7]	48,312
Provisions	—	972	972	—	972
Future income tax liability	—	1,953	1,953	—	1,953
Other long-term liabilities	—	26,171	26,171	—	26,171

Total long-term liabilities	—	80,018	80,018	(2,610)	77,408

Total liabilities	40,363	231,080	271,443	(2,819)	268,624
Equity
Shareholders’ equity	206,567	215,362	421,929	4,744 [7,8,10]	426,673
Non-controlling interests	—	17,692	17,692	—	17,692

Total equity Total equity	206,567	233,054	439,621	4,744	444,365

	$246,930	$464,134	$711,064	$1,925	$712,989

See notes to unaudited pro forma condensed combined financial statements

TERRA NOVA ROYALTY CORPORATION
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
For Six Months Ended June 30, 2010
(In thousands, except per share amounts)

	Terra Nova[1]	Mass[2]	Combined[3]	Pro Forma		Pro Forma[8]
	Historical	Historical	Historical	Adjustments		Total

Revenues	$101,585	$170,635	$272,220	$(106,061)[4,5,6]		$166,159
Cost of revenues	(78,659)	(139,907)	(218,566)	75,758	[5]	(142,808)
Reduction in loss on terminated customer contracts	3,517	—	3,517	(3,517)[5]		—

Gross Profit	26,443	30,728	57,171	(33,820)		23,351

Income from interest in resource property	8,768	—	8,768	—		8,768
General and administrative expense	(26,096)	(13,767)	(39,863)	22,679	[4,5]	(17,184)
Stock-based compensation recovery (expense) -general and administrative	1,415	—	1,415	(2,080)[5]		(665)
Restructuring costs (recovery)	465	—	465	(465)[5]		—

Operating income (loss)	10,995	16,961	27,956	(13,686)		14,270

Interest income	1,550	—	1,550	2,820	[4,5,6]	4,370
Interest expense	(570)	(4,787)	(5,357)	708	[4,5]	(4,649)
Foreign currency transaction gains (losses), net	(7,112)	1,843	(5,269)	6,919	[5]	1,650
Share of the results of equity method investees	—	3,066	3,066	—		3,066
Other income (expense), net	(129)	(2,901)	(3,030)	2,192	[5]	(838)

Income before income taxes	4,734	14,182	18,916	(1,047)		17,869
Provision for income taxes:
Income taxes	(21,527)	(805)	(22,332)	22,043	[5]	(289)
Resource property revenue taxes	(1,956)	—	(1,956)	—		(1,956)

	(23,483)	(805)	(24,288)	22,043		(2,245)

Net income (loss)	(18,749)	13,377	(5,372)	20,996		15,624
Less: Net (income) loss attributable to the non-controlling interests	(74)	(907)	(981)	74	[5]	(907)

Net income (loss) attributable to holders of Terra Nova Common Shares	$(18,823)	$12,470	$(6,353)	$21,070		$14,717

Basic earnings (loss) per share	$(0.62)					$0.27

Diluted earnings (loss) per share	$(0.62)					$0.27

Weighted average number of common shares outstanding
- basic	30,277,673					55,278,762

- diluted	30,277,673					55,278,762

See notes to unaudited pro forma condensed combined financial statements.

TERRA NOVA ROYALTY CORPORATION
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
For Year Ended December 31, 2009
(In thousands, except per share amounts)

	Terra Nova[1]	Mass[2]	Combined[3]	Pro Forma		Pro Forma[8]
	Historical	Historical	Total	Adjustments		Total

Revenues	$576,408	$402,786	$979,194	$(652,282)[4,5,6,7]		$326,912
Cost of revenues	(457,847)	(273,793)	(731,640)	450,739	[5]	(280,901)
Reduction in loss on terminated customer contracts	17,829	—	17,829	(17,829)[5]		—

Gross Profit	136,390	128,993	265,383	(219,372)		46,011

Income from interest in resource property	13,530	—	13,530	—		13,530
General and administrative expense	(74,796)	(30,631)	(105,427)	61,444	[5,6]	(43,983)
Stock-based compensation recovery (expense) -general and administrative	391	—	391	2,322	[5]	2,713
Restructuring costs (recovery)	(9,220)	—	(9,220)	9,220	[5]	—
Gain on sale of workshop and related assets	5,254	—	5,254	(5,254)[5]		—

Operating income (loss)	71,549	98,362	169,911	(151,640)		18,271

Interest income	7,043	—	7,043	(1,185)[5]		5,858
Interest expense	(2,793)	(13,350)	(16,143)	3,314	[5]	(12,829)
Foreign currency transaction gains (losses), net	(2,006)	(6,148)	(8,154)	2,289	[5,7]	(5,865)
Share of the results of equity method investees	(254)	3,619	3,365	254	[5]	3,619
Loss on investments in preferred shares in former subsidiaries	(9,538)	—	(9,538)	9,538	[4,7]	—
Other income (expense), net	3,825	(7,108)	(3,283)	4,023	[5]	740

Income before income taxes	67,826	75,375	143,201	(133,407)		9,794
Provision for income taxes:
Income taxes	(23,026)	43	(22,983)	28,067	[5]	5,084
Resource property revenue taxes	(3,039)	—	(3,039)	—		(3,039)

	(26,065)	43	(26,022)	28,067		2,045

Net income (loss)	41,761	75,418	117,179	(105,340)		11,839
Less: Net (income) loss attributable to the non-controlling interests	(1,050)	(239)	(1,289)	1,050	[5]	(239)

Net income (loss) attributable to holders of Terra Nova Common Shares	$40,711	$75,179	$115,890	$(104,290)		$11,600

Basic earnings (loss) per share	$1.34					$0.21

Diluted earnings (loss) per share	$1.34					$0.21

Weighted average number of common shares outstanding
- basic	30,354,207					55,355,296

- diluted	30,354,207					55,355,296

See notes to unaudited pro forma condensed combined financial statements.

TERRA NOVA ROYALTY CORPORATION
NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
1.
Represents our historical unaudited consolidated balance sheet, extracted from Terra Nova’s consolidated financial statements. Our historical balance sheet includes an investment associated with the 5% ownership of Mass. See Note 4 below.

2.
Represents the historical unaudited consolidated balance sheet of Mass extracted from its unaudited consolidated financial statements included elsewhere in this information circular. This financial information was prepared using IFRS. Management has reviewed the IFRS information and has preliminarily determined that there are no material differences between the reported IFRS information and what would be recorded using Canadian GAAP. A final assessment of the GAAP differences may result in adjustments that may be required, this may result in material differences being identified.

3.	Represents the combined balance sheets in Canadian GAAP.
4.
Reflects the elimination of the investment that Terra Nova held in the form of 1,203,627 Mass Shares currently held, which has historically been accounted for as trading securities. Represents the resulting loss that resulted from the Transaction. This amount has been recognized in retained earnings and is not reflected in the Pro Forma Income Statements as it will not have an ongoing impact to the results.

5.
Represents a reclassification of short-term receivable to long-term receivables. This reclassification is reflective of the fact that, prior to the Transaction but post-Balance Sheet dates, the term of this receivable has been renegotiated.

6.
Reflects the elimination of inter-company transactions that would be eliminated upon Consolidation. This elimination assumes a 100% ownership interest in Mass by Terra Nova. Due to the immaterial nature of these amounts, management has not performed a sensitivity analysis.

7.
Represents the elimination of convertible bonds, and the subsequent issuance of Mass Shares. This adjustment reflects that fact that certain bonds were converted subsequent to the issuance of Mass’s interim financial statements but prior to this Transaction.

8.
Reflects the preliminary allocation of the purchase price, and the results associated with the acquisition of all of Mass (less our current ownership) and the preliminary allocation of the Excess as part of the Transaction. An independent appraisal will be performed to determine the fair value of acquired identifiable assets and assumed liabilities, including any identifiable intangible assets related to the Transaction. The final purchase price allocation could result in a materially different allocation than that presented in these Pro Forma Statements, which assumes that fair value of the assets acquired is equivalent to the book value of Mass as at June 30, 2010 plus an increase in the fair value of its resource properties, the adjustment to debt, and goodwill. The purchase consideration paid by Terra Nova is based on the closing trading price for Terra Nova Common Shares on September 28, 2010, and will be adjusted to reflect the fair value of Terra Nova Common Shares, on the date the Transaction closes. Such adjustments may result in, among other things, an increase or decrease in acquired identifiable assets, assumed liabilities and goodwill (or negative goodwill). When the fair value of acquired identifiable assets and assumed liabilities exceeds the aggregate purchase price, any Excess would be recognized immediately in the statement of operations.

Aggregate Purchase Price:
Value of Terra Nova Common Shares to be issued, based upon the current trading price			$183,757	A
Value of current ownership interest			8,847
Net book value of net assets of Mass acquired	$215,362
Fair value increase of Mass’s assets	18,000	B
Elimination of goodwill	(4,793)
Conversion of debt instruments into equity	2,610

Total fair value of net assets of Mass:			231,179

Excess			$38,575	C

TERRA NOVA ROYALTY CORPORATION
NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
A —
Represents the estimated value of the Terra Nova Common Shares, being 25,001,089 shares, used to acquire all of Mass (less our current ownership). This aggregate purchase value is based on Terra Nova’s closing trading share price on September 28, 2010, being $7.35 per share, as an estimate of the fair value of the shares to be issued upon completion of the Transaction. The aggregate purchase price may change based on the finalization of this Transaction as the consideration will be based on fair value of Terra Nova Common Shares at the closing date and will have a resulting impact on the purchase price allocation.

A movement in the price of Terra Nova Common Shares of $1.00 based on the shares volatility, will increase/decrease the purchase price by approximately $25 million, and would therefore impact the level of goodwill or negative goodwill recognized. If the share price for Terra Nova Common Shares reached a level of approximately $9.00, there would be no Excess recognized.
B —	Represents an increase in fair value related to Mass’s resource property.
C —
Represents an excess of net identifiable assets acquired over purchase cost that under Canadian GAAP would be recognized as a gain in the statement of operations. This amount is subject to change for two primary reasons: the share price on closing will impact the purchase price, and the fair value exercise that is to be completed will impact the fair value assumptions used above. This amount is not reflected in the pro forma income statement as it is a one-time gain and will not have an ongoing impact to the Company’s results.

9.
The Offer is part of a several step transaction, which includes the subsequent merger of Mass and a Terra Nova subsidiary, designed to effect a combination with an exchange ratio based upon the fully-diluted net book value of each company adjusted in the case of Terra Nova to reflect the recently completed rights offering (the “Rights Offering”), the distribution of KID shares on September 23, 2010 (the “Third Distribution”), the expected increase to the change in the fair value of its Wabush royalty interest and the after-tax recovery for past royalty underpayments, excluding pending claims for interest and costs (the “Arbitration Award”). In the case of Mass, its net book value was adjusted to reflect the fair value of its resource interests. Based upon the foregoing adjustments, for the purposes of the Offer, the parties determined that the diluted adjusted net book value per share of each party was approximately equal as a basis for the one to one share exchange.

The share price for Terra Nova Common Shares may be impacted by, among other things: (i) the Offer; (ii) future distributions of Terra Nova’s shares of KID; (iii) the Arbitration Award; and (iv) the increase in the fair value of the Wabush royalty interest.
10.
Represents the adjustment to equity to record the additional shares which were issued in the Transaction, net of the adjustment to eliminate the historical equity accounts of the entities consolidated as a result of the Transactions.

11.	Represents the Canadian GAAP pro forma balance sheet.

TERRA NOVA ROYALTY CORPORATION
NOTES TO UNAUDITED PRO FORMA CONDENSED STATEMENT OF OPERATIONS
1.	Represents our historical unaudited consolidated income statement, extracted from Terra Nova’s consolidated financial statements.
2.
Represents the historical unaudited consolidated income statement of Mass extracted from Mass’s unaudited consolidated financial statements included elsewhere in this information circular. This financial information was prepared using IFRS. Management has reviewed the IFRS information and have preliminary determined that there are no material differences between the reported IFRS information and what would be recorded using Canadian GAAP. A final assessment of the GAAP differences may result in adjustments that may be required, this may result in material differences being identified.

3.	Represents the combined income statements in Canadian GAAP.
4.	Reflects the elimination of inter-company transactions that would be eliminated upon Consolidation. This elimination assumes a 100% ownership interest in Mass by Terra Nova.
5.
Represents the elimination of the income statement items that relate to Terra Nova’s industrial plant technology, equipment and services business that were spun off to existing shareholders in the first quarter of 2010. As these results will not have an ongoing effect on the Company’s results they have been removed.

6.	Represents a reclassification of amounts recorded in Mass pursuant to Terra Nova’s Canadian GAAP policies.
7.	Reflects the elimination of the loss on Terra Nova’s investments of preferred shares held in Mass.
8.	Reflects the Canadian GAAP pro forma income statement.

APPENDIX “F”
FAIRNESS OPINION
September 24, 2010
The Special Committee of the Board of Directors
Terra Nova Royalty Corporation
Suite 1620
400 Burrard Street
Vancouver, BC
V6C 3A6
To the Special Committee of the Board of Directors:
Raymond James Ltd. (“Raymond James”, “we”, “us”, or “our”) understands that Terra Nova Royalty Corporation (“Terra Nova”) has entered into an agreement (the “Support and Merger Agreement”) dated September 24, 2010 with Mass Financial Corp. (“Mass Financial”) pursuant to which Terra Nova will acquire all of the issued and outstanding shares of Mass Financial not currently owned by Terra Nova by way of a take-over bid (the “Transaction”). The above description is summary in nature. The specific terms and conditions of the Transaction are set out in the Support and Merger Agreement and will be more fully described in the notice of special meeting and proxy circular (the “Proxy Circular”), which is to be mailed to shareholders of Terra Nova (the “Terra Nova Shareholders”) in connection with the Transaction.
Engagement
Raymond James was engaged by the Special Committee of the Board of Directors of Terra Nova (the “Special Committee”) pursuant to an engagement agreement dated September 1, 2010 (the “Engagement Agreement”) to act as its financial advisor in connection with the Transaction and prepare an opinion (the “Fairness Opinion”) as to whether the Transaction is fair, from a financial point of view, to Terra Nova Shareholders.
Pursuant to the terms of the Engagement Agreement, Raymond James has not been engaged to prepare, and has not prepared, a formal valuation or appraisal of the shares, or any of the assets or other securities of either Terra Nova or Mass Financial and the Fairness Opinion should not be construed as such.
The terms of the Engagement Agreement provide that Raymond James will receive a fee for its services. The fees payable to Raymond James are not contingent upon the conclusions reached by Raymond James herein. Raymond James is also to be reimbursed for its reasonable out-of-pocket expenses. Furthermore, Terra Nova has agreed to indemnify Raymond James, in certain circumstances, against certain expenses, losses, claims, actions, suits, proceedings, damages and liabilities which may arise directly or indirectly from services performed by Raymond James in connection with the Engagement Agreement.
Raymond James Ltd.
Suite 2200 - 925 West Georgia Street, Vancouver, B.C., V6C 3L2 • 604 659 8200 • 604 659 8398 Fax
Member of Canadian Investor Protection Fund

Raymond James has received no instructions from the board of directors or management of Terra Nova in connection with the conclusions reached in the Fairness Opinion.
Subject to the terms of the Engagement Agreement, Raymond James consents to the inclusion of the Fairness Opinion in its entirety, together with a summary thereof, in a form acceptable to Raymond James, acting reasonably, in the Proxy Circular and to the filing of the Proxy Circular by Terra Nova thereof with the applicable securities regulatory authorities in each Canadian and United States jurisdiction where such filing is required by law. In addition, pursuant and subject to the terms of the Engagement Letter, Raymond James also consents to the inclusion of the Fairness Opinion, and summaries we approved, in Terra Nova’s registration statement.
Credentials of Raymond James
Raymond James is a wholly-owned, indirect subsidiary of Raymond James Financial, Inc. (“Raymond James Financial”). Raymond James Financial is a publicly listed, diversified financial services holding company whose subsidiaries engage primarily in investment and financial planning, including securities and insurance, brokerage, investment banking, asset management, banking and cash management and trust services. Raymond James is a Canadian full service investment dealer with operations located across Canada. Raymond James is a member of the Toronto Stock Exchange, the TSX Venture Exchange, the Montreal Exchange, the Investment Industry Regulatory Organization of Canada, the Investment Funds Institute of Canada, and the Canadian Investor Protection Fund. Raymond James and its officers have prepared numerous valuations and fairness opinions and have participated in a significant number of transactions involving private and publicly traded companies.
The opinion expressed herein is the opinion of Raymond James, the form and content of which has been reviewed by a committee of managing directors or other professionals of Raymond James, each of whom is experienced in merger, acquisition, divestiture, valuation and fairness opinion matters.
Independence of Raymond James
None of Raymond James or its associates or affiliates is an insider, associate or affiliate (as those terms are defined in the Securities Act (British Columbia)), or a related entity of Terra Nova, Mass Financial, or their respective associates, affiliates, or insiders.
Raymond James has not provided financial advisory services or participated in financings involving Terra Nova or Mass Financial within the past 24 months, except in 2008, when Raymond James was engaged by Mass Financial to act as its financial advisor in connection with the acquisition of its outstanding preferred shares.

There are no understandings, agreements or commitments between Raymond James and either Terra Nova or Mass Financial, or either of their respective affiliates or associates with respect to any future business dealings. However, Raymond James may, in the future, in the ordinary course of its business, perform financial advisory or investment banking services for Terra Nova, Mass Financial, or any of their respective associates, affiliates, or insiders.
Raymond James acts as a trader and dealer, both as principal and agent, in major financial markets and, as such may have had positions in the securities of Terra Nova or Mass Financial and, from time to time, may have executed transactions on behalf of clients for which it received or may receive compensation. As an investment dealer, Raymond James conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including with respect to Terra Nova, Mass Financial, or for any of their respective associates or affiliates and other interested parties.
Scope of Review
In connection with rendering our Fairness Opinion, we have reviewed and relied upon, or carried out, among other things, the following:
1.	the executed Support and Merger Agreement;

2.	annual reports of Terra Nova, including audited consolidated financial statements and management’s discussion and analysis for the fiscal years ended December 31, 2009 and 2008;

3.	unaudited consolidated interim financial statements of Terra Nova and management’s discussion and analysis for the three month periods ended June 30, 2010 and March 31, 2010;

4.	annual information forms of Terra Nova for the years ended December 31, 2009 and 2008;

5.	public filings submitted by Terra Nova to securities commissions or similar regulatory authorities and stock exchanges in Canada and the United States;

6.	discussions with senior management of Terra Nova;

7.	discussions with legal counsel to the Special Committee;

8.	the KPMG Fair Market Value Estimate of KHD Humboldt Wedag International (Deutschland) AG dated March 16, 2010;

9.	the draft press release by Terra Nova announcing the Transaction;

10.
certain other internal information (including financial models, forecast, projections, estimates and related confidential information) prepared and provided to us by Terra Nova management concerning the business, operations and prospects of Terra Nova;

11.	industry reports in respect of Terra Nova and for the metals and mining industries;

12.	annual reports of Mass Financial, including audited consolidated financial statements for the fiscal years ended December 31, 2009 and 2008;

13.	draft unaudited consolidated interim financial statements of Mass Financial for the six months ended June 30, 2010;

14.	unaudited consolidated interim financial statements of Mass Financial for the six months ended June 30, 2009;

15.	public filings submitted by Mass Financial to securities commissions or similar regulatory authorities and stock exchanges;

16.	discussions with senior management of Mass Financial;

17.	discussions with the auditors of Mass Financial;

18.	the Valuation of the Colamba and Maina Mines report dated June 29, 2010;

19.	certain other internal information prepared and provided to us by Mass Financial management concerning the business, operations and prospects of Mass Financial;

20.
public information relating to the business, operations, financial performance and stock trading history of Terra Nova, Mass Financial and other selected public companies considered by Raymond James to be relevant;

21.
representations contained in certificates delivered or to be delivered in conjunction with the Fairness Opinion addressed to us from senior officers of Terra Nova and Mass Financial as to the completeness and accuracy of the information upon which the Fairness Opinion is based and such matters specified therein; and

22.	such other corporate, industry and financial market information, investigations and analyses as Raymond James considered necessary or appropriate in the circumstances.
Raymond James has not, to the best of its knowledge, been denied access by Terra Nova or Mass Financial to any information requested by Raymond James. Raymond James has assumed the accuracy and fair presentation of, and relied upon the audited financial statements of Terra Nova and Mass Financial and the reports of the auditors thereon.

Assumptions and Limitations
We have relied upon and have assumed the completeness, accuracy and fair presentation of all financial and other information, data, valuations, appraisals, advice, opinions and representations pertaining to Terra Nova, Mass Financial and their respective subsidiaries obtained by us from public sources, contained in the Support and Merger Agreement, provided to us by senior management of Terra Nova and Mass Financial and their respective consultants or advisors, or as otherwise provided to us pursuant to our engagement. Our Fairness Opinion is conditional upon such completeness, accuracy and fair presentation. Subject to the exercise of our professional judgment and except as expressly described herein, we have not attempted to verify independently the accuracy or completeness of any such information, data, valuations, appraisals, advice, opinions, representations, budgets, estimates or forecasts.
The Transaction is subject to a number of conditions outside the control of Terra Nova and we have assumed all conditions precedent to the completion of the Transaction can be satisfied in due course and all consents, permissions, exemptions or orders of relevant regulatory authorities will be obtained, without adverse conditions or qualification. In rendering this Fairness Opinion, we express no view as to the likelihood that the conditions with respect to the Transaction will be satisfied or waived or that the Transaction will be implemented within the time frame indicated in the Support and Merger Agreement. This Fairness Opinion does not constitute a recommendation as to how any Terra Nova Shareholder should vote with respect to the proposed Transaction or any other matter.
Senior management of Terra Nova and Mass Financial have represented to us in certificates, dated as of the date hereof (the “Representation Certificates”), among other things, that the information, data, opinions and other materials (the “Information”) provided to us by or on behalf of Terra Nova and Mass Financial was complete and correct at the dates the Information was provided to us and that there has been no material change, financial or otherwise, in the position of Terra Nova, Mass Financial and their respective subsidiaries, or in its assets, liabilities (contingent or otherwise), business, operations or affairs of Terra Nova or Mass Financial which has not otherwise been disclosed to us, and there has been no change of any material fact which is of a nature so as to render the Information untrue or misleading in any material respect as of the date hereof. With respect to any financial forecasts and projections provided to Raymond James and used in our analyses, we have assumed that they have been reasonably prepared and reflect the best currently available estimates and judgments of the senior management of Terra Nova and Mass Financial as to the matters covered thereby, and in rendering our Fairness Opinion we express no view as to the reasonableness of such forecasts or projections or the assumptions on which they are based.

In arriving at our Fairness Opinion, in addition to the facts and conclusions contained in the materials, information, documents, reports, representations and opinions referred to above, we have assumed, among other things that the representations and warranties provided in the Representation Certificates are accurate in all material respects.
We are not legal, tax or accounting experts and we express no opinion concerning any legal, tax or accounting matters concerning the Transaction.
This Fairness Opinion is rendered on the basis of securities markets, economic, financial and general business conditions prevailing as at the date hereof and the condition and prospects, financial and otherwise, of Terra Nova and Mass Financial as reflected in the Information and documents reviewed by us and as represented to us in our discussions with management of Terra Nova and Mass Financial and pursuant to the Representation Certificates. In its analyses and in preparing the Fairness Opinion, Raymond James made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, all of which are beyond the control of Raymond James or any party to the Transaction and while reasonable under current circumstances, may prove to be incorrect. The Fairness Opinion is given as of the date hereof and Raymond James disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Fairness Opinion which may come or be brought to Raymond James’ attention after the date hereof. Without limiting the foregoing, in the event that there is any material change in any fact or matter affecting the Fairness Opinion after the date hereof, Raymond James reserves the right to change, modify or withdraw the Fairness Opinion.
The Fairness Opinion has been provided for the use of the Special Committee and may not be used by any other person or relied upon by any other person other than the Special Committee without the express prior written consent of Raymond James; provided that Raymond James hereby consents to the Fairness Opinion, and references to it, being included in the Proxy Circular, subject to our satisfactory review of the Proxy Circular disclosure prior to distribution to the Terra Nova Shareholders.
Raymond James believes that its analysis must be considered as a whole and that selecting portions of the analysis of the factors considered by it, without considering all factors and analysis together, could create a misleading view of the process underlying the Fairness Opinion. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Any attempt to do so could lead to undue emphasis on any particular factor or analysis.

Conclusion
Based upon and subject to the foregoing, Raymond James is of the opinion that, as of the date hereof, the consideration being offered under the Transaction is fair, from a financial point of view, to Terra Nova Shareholders.
Yours truly,
/s/ Raymond James Ltd.
RAYMOND JAMES LTD.

TERRA NOVA ROYALTY
CORPORATION
 WO#
82274
▼ FOLD AND DETACH HERE ▼

Please mark your votes as indicated in this example	☒
THIS PROXY IS SOLICITED ON BEHALF OF MANAGEMENT OF TERRA NOVA ROYALTY CORPORATION (THE “COMPANY”) FOR A SPECIAL
MEETING OF SHAREHOLDERS TO BE HELD ON OCTOBER 29, 2010 (THE “MEETING”).

	FOR	AGAINST	ABSTAIN

1.
The approval of a special resolution (in the form attached as Schedule A to the management information circular delivered to the Company’s shareholders in connection with the Meeting) authorizing the issuance of common shares of the Company pursuant to the support and merger agreement between the Company, TTT Acquisition Corp. and Mass Financial Corp. dated September 24, 2010.
	☐	☐	☐

Mark Here for Address Change or Comments SEE REVERSE	☐
Please sign as name appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such.
Signature                                                              Signature                                                              Date

NOTES:

1.
This proxy confers discretionary authority with respect to amendments or variations of the matters identified in the Notice of Special Meeting or other matters which might properly come before the Meeting or any adjournment or adjournments thereof.

2.
A shareholder has the right to appoint a person (who need not be a shareholder) to represent him or her at the Meeting, or any adjournment or postponement thereof other than the persons specified on the reverse side. If you desire to designate as proxyholder a person other than Michael J. Smith or Rene Randall, you should strike out their name and insert on the space provided the name of the person you desire to designate as proxyholder or complete another proper Form of Proxy.

3.
A proxy, to be valid, must be dated and signed by a shareholder or his or her attorney authorized in writing or, where a shareholder is a corporation, by a duly authorized officer or attorney of the corporation. If a proxy is executed by an attorney for an individual shareholder, or by an officer or attorney of a corporate shareholder not under its seal, the instrument so empowering the officer or the attorney, as the case may be, or a notarial copy thereof must accompany the proxy instrument. If this proxy is not dated, it will be deemed to bear the date on which it was mailed to shareholders. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy.

4.
A proxy, to be effective, must be deposited with BNY Mellon Shareowner Services by 9:00 a.m. (Hong Kong time) on October 27, 2010 (or a day other than Saturday, Sunday or holiday which is at least 48 hours before the Meeting or any adjournment or adjournments thereof).

5.
The securities represented by this proxy will be voted as directed by the holder, however, if such direction is not made in respect of any matter, this proxy will be voted as recommended by management.

6.	This proxy should be read in conjunction with the accompanying documentation provided by management.

Choose MLinkSM for fast, easy and secure 24/7 online access to your future proxy materials, investment plan statements, tax documents and more. Simply log on to Investor ServiceDirect® at www.bnymellon.com/shareowner/isd where step-by-step instructions will prompt you through enrollment.
Important notice regarding the Internet availability of proxy materials for the Special Meeting of shareholders. The Management Information Circular / Proxy Statement and the 2009 Annual Report to Shareholders are available at: http://bnymellon.mobular.net/bnymellon/ttt
FOLD AND DETACH HERE
PROXY
TERRA NOVA ROYALTY CORPORATION
THIS PROXY IS SOLICITED ON BEHALF OF MANAGEMENT OF TERRA NOVA ROYALTY CORPORATION
(THE “COMPANY”) FOR A SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON
OCTOBER 29, 2010 (THE “MEETING”).
The undersigned, registered shareholder of the Company, hereby appoints Michael J. Smith or failing him, Rene Randall, or instead of him,  _____, as proxyholder, with power of substitution, to attend and vote in respect of all shares registered in the name of the undersigned at the Meeting and at any adjournment or postponement thereof. The undersigned revokes any proxy previously given with reference to the Meeting or any adjournment or postponement thereof. Without limiting the general powers conferred, the said proxyholder is directed to vote as indicated upon the following matters.

Address Change/Comments	BNY MELLON SHAREOWNER SERVICES P.O. BOX 3550 SOUTH HACKENSACK, NJ 07606-9250
(Mark the corresponding box on the reverse side)

(Continued and to be marked, dated and signed, on the other side)
WO# 82274

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
TERRA NOVA ROYALTY CORPORATION

By:	/s/ Michael Smith Michael Smith
President and Chief Executive Officer

Date:	October 7, 2010